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08002701

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance & Leicester PLC

*CURRENT ADDRESS

**FORMER NAME

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MAY 27 2008 E
THOMSON REUTERS

FILE NO. 82- 04964 FISCAL YEAR 12-31-07

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DAT : 5/21/08

082-04964

Alliance Leicester

Annual Report & Accounts 2007

ARLS
12-31-07

2007 Summary

Alliance & Leicester's core operating profit[1] was £417m (2006: £585m) with statutory profit before tax of £399m (2006: £569m). Conditions in the financial markets in the second half of 2007 resulted in a reduction in the fair value and impairment of certain treasury investments. Core operating profit[1], excluding changes in the fair value and impairment of certain treasury investments, was £602m (2006: £585m).

Retail Banking

Retail Banking provides a broad range of services to personal customers. It focuses on the core products of mortgages, retail savings, current accounts and personal loans.

Retail Banking core operating profits were £17m higher at £462m in 2007, reflecting strong growth in current accounts, good cost control and a lower impairment loss charge.

£13.0bn
Gross mortgage lending
(2006: £12.6bn)

£23.3bn
Personal customer deposit balances
(2006: £22.7bn)

1.72m
Active current accounts
(2006: 1.64m)

£2.3bn
New personal loan advances
(2006: £2.3bn)

2007 Summary

- Strong mortgage retention, driving a net lending market share of 4.4%, higher than our 3.6% share of balances
- Record new current account openings assisted in growing customer deposit balances
- Broader product range with the launch of 'Premier 21' and 'Premier 50' current accounts
- Personal unsecured loan balances increased to £3.7bn (2006: £3.6bn)
- Direct business model enabled further improvements in operating efficiency. Cost:income ratio reduced to 40.5% (2006: 40.6%)
- 41% of all mortgage, savings accounts, current accounts and unsecured personal loan sales sourced via the internet
- All branches had a deposit ATM machine installed, with 48 branches having had a full refurbishment during the year
- Mortgage asset quality remains excellent, with just 0.49% (2006: 0.51%) of mortgage accounts over 3 months in arrears, far better than the industry average
- Proportion of unsecured personal loans over 30 days in arrears reduced to 5.5% (December 2006: 5.6%), also far better than the industry average

Note:
1. Core operating profit excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain) and the £8m of redundancy costs (2006: £24m).

We delivered strong franchise growth, excellent cost control and strong customer loan asset quality. The Group's revenues are well diversified, with our direct business model continuing to meet customer needs.

Commercial Banking

Commercial Banking is the combination of our Commercial Bank and Treasury operations. Commercial Bank focuses on business banking, lending and money transmission services.

Commercial Bank core operating profits increased to £150m (2006: £116m) as a result of strong growth in commercial lending balances and business banking accounts. Treasury made an operating loss of £165m (2006: £46m profit) as a result of the fall in the fair value and impairment of certain treasury investments.

£8.4bn
Commercial lending balances (2006: £6.5bn)

33,700
Business banking accounts opened (2006: 24,700)

£7.5bn
Commercial customer deposit balances (2006: £6.9bn)

£68.5bn
Cash sales (2006: £68.6bn)

2007 Summary

Commercial Bank

- Strong growth in commercial lending balances and business banking accounts
- Commercial customer deposit balances saw strong growth
- Cash sales to financial institutions maintained at £69bn
- New Post Office cash contract agreed, which provided one-off and ongoing cost benefits
- Ten new business centres opened in 2007, making a total network of 19 centres
- Commercial lending asset quality remains strong, with 0.46% of balances over 30 days in arrears (2006: 0.60%)

Treasury

- The reduction in fair value of certain treasury investments resulted in a £32m charge to the Income Statement and a £147m charge to reserves
- Treasury's impairment loss charge was £153m, £142m of which related to structured investment vehicles, and £11m of which was regarding collateralised debt obligations
- Pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009

Alliance & Leicester is one of the UK's major financial services groups, with over 5.5m customers. We offer a broad range of financial services and products to personal and commercial customers.

We aim to deliver exceptional value for our shareholders and customers, from individuals to large corporates. We are a challenger to the established banks through our unique business model. We deliver market leading products supported by low cost and efficient service. This is underpinned by a belief in radical simplification and modern, flexible distribution. In chosen segments we offer specialist and expert advice. This is what our customers want. We are a bank for the future not the past.

Forward Looking Statements
This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements. Nothing in this report should be construed as a profit forecast.

Contents

Directors' Report Business Review

Directors' Report Corporate Governance

Statutory Accounts

"We are investing in our business and its technology. We do not underestimate the pressures, but we have a sustainable business and the will to succeed"



Sir Derek Higgs, Chairman

In 2007 Alliance & Leicester celebrated the tenth anniversary of our flotation on the London Stock Exchange. In truth, from summer onwards there was little else to celebrate in a year of the proverbial two halves.

The real progress made throughout the year in strengthening our franchise and growing profits from our customer facing businesses was overshadowed by dislocation from early August in the world's financial markets. Alliance & Leicester was affected by the changed environment in three ways.

First, we had to respond to the dramatic change in the cost, duration and availability of wholesale funding from August onwards. We did this by obtaining additional longer term funding to assure ourselves, our customers, shareholders and the financial markets that our financing was secure, albeit at a cost.

Second, the plight of Northern Rock, and the lack of clarity around its future in the latter part of 2007, threw a spotlight on us that was as misplaced as it was unwanted. Alliance & Leicester's business model has evolved markedly from its days as a building society. Today, we are much, much more than a mortgage lender. We have a balanced portfolio of products: our current account proposition, our business banking and our commercial lending activities are all growing strongly, with an emphasis on direct delivery. But too often we found ourselves bracketed with Northern Rock, with little or no acknowledgement of how different we really are.

Third, we suffered from a decline in asset values in our treasury investments, triggered by financial market conditions, which have affected financial institutions worldwide. We could not escape from these problems but we could, and did, give more information about our positions, and earlier, than any of our counterparts. Although we are convinced this was the right course, sometimes we wondered whether markets, at times driven by unfounded rumour, gave us adequate credit for our frankness.

But none of this should obscure the very real business achievements of the year which are reflected in these accounts. We have held true to our values and our approach to our customers. We provide good value products, delivered through friendly and straightforward service. For the fourth year running we have delivered more 'Best Buy' mentions in national newspapers than our competition. Profits before the impact of treasury losses were a record.

It is perhaps not surprising that our success, and the financial markets disruption, can prompt speculation about industry consolidation. Whilst the Board is of course constantly mindful of shareholders' interests, our priority is to pursue our clearly stated strategy of building a modern, efficient, challenger bank. This is the way we will best deliver long term value for our shareholders and satisfy our customers' needs.

In 2007 there were changes in both the executive and non-executive membership of the Board.

Richard Pym retired as Group Chief Executive at the end of July. Richard made a hugely positive contribution to Alliance & Leicester's development over his 15 years with the Group, the last five of which were as Chief Executive. The Board conducted a thorough search process to identify his successor, considering both internal and external candidates. The Board's unanimous choice as Richard's successor was David Bennett, then our Finance Director. His former role was taken by Chris Rhodes, previously Managing Director, Retail Banking.

Peter Barton retired from the Group Board in May. Peter was an immensely valuable and wise member of the Group Board for nine years. Roy Brown, who joined the Board in May 2007, took over Peter's responsibilities as Deputy Chairman and Senior Independent Director. Roy is a very distinguished businessman, with boardroom experience as both an executive and non-executive director. Mary Francis also joined the Board in May, bringing with her a wide range of experience as a former member of the Court of the Bank of England, Director General of the ABI and a non-executive director in a number of important companies.

Looking forward, the banking sector faces change and challenge from many sources. The fate of Northern Rock has prompted a review of fundamental elements of the structure of retail banking and its supervision in the UK. The coming year may see clarity as regards the basis for current account charges and significant new thinking on this core activity of banks.

For some in our industry these developments may be costly. At Alliance & Leicester we see change in the established order as an opportunity.

We are investing in our business and its technology. Our people define our friendly and approachable style. We do not underestimate the pressures, but we have a sustainable business and the will to succeed.

Derek Higgs

Sir Derek Higgs
Chairman

Directors' Report
Business Review



Strategic Objectives

- Franchise growth, with a current focus on personal and commercial customer current accounts and deposit balances
- Above average asset quality for our customer loans and advances
- Improved cost-efficiency, maintaining the existing target of a Group cost:income ratio of below 50% by 2010
- Underlying return on equity tier 1 capital to grow back to 20% in the medium term, but do not anticipate achieving this in 2008 or 2009

Key Performance Indicators (KPIs)

	2007	2006
Core Operating Profit[1]	**£417m**	£585m
Core Operating Profit[1] excluding changes in the fair value and impairment of treasury investments	**£602m**	£585m
Underlying Return on Equity Tier 1 Capital[2]	**14.6%**	21.5%
Cost : Income Ratio[3]	**53.3%**	53.0%


11.1
12.6
13.0
05
06
07

Gross Mortgage Lending (£bn)

£13.0bn


254
300
301
05
06
07

New Current Account Openings ('000)

301,000


5.5
6.5
8.4
05
06
07

Commercial Lending Balances (£bn)

£8.4bn


67.0
76.3
92.4
05
06
07

Active Business Banking Accounts ('000)

92,400

Notes:
1. Core operating profit excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain) and the £8m of redundancy costs (2006: £24m).
2. Underlying return on equity tier 1 capital excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain), the £8m of redundancy costs (2006: £24m) and the release of a tax provision of £30m in 2006.
3. The cost:income ratio is calculated by dividing total costs, excluding the £8m of redundancy costs (2006: £24m), by total income, excluding the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain). The Group cost:income ratio was 53.3%, compared to 53.0% in 2006. Excluding the impact on income from fair value reductions in certain treasury investments, the higher cost of medium term wholesale funding and higher liquidity holding costs, the cost: income ratio would have been lower than 2006.



"Our customer facing Retail and Commercial Bank businesses performed well in 2007"

David Bennett, Group Chief Executive

Group core operating profit, excluding changes in the fair value and impairment of certain treasury investments, was £602m, higher than in 2006. The reduction in the fair value and impairment of certain treasury investments in the second half of 2007 resulted in core operating profit for 2007 of £417m, lower than the £585m achieved in 2006. Retail Banking profits were up £17m to £462m and Commercial Bank profits were up £34m to £150m, whilst Treasury reported a loss of £165m (2006: profit of £46m) primarily due to the impairment and reduction in fair value through the Income Statement of certain treasury investments.

The second half of 2007 saw unprecedented conditions in the world's financial markets, presenting UK banks with a number of challenges. Against this backdrop, our strategy for growth in a diversified range of markets continued to make good progress. We continued to demonstrate the strength of Alliance & Leicester's franchise, with both our Retail and Commercial customer businesses delivering franchise growth and excellent cost control, whilst maintaining strong lending asset quality. This progress, together with the investment we are making in our business, provides a firm platform for long term growth. Alliance & Leicester is a diversified business, not dependent on the performance of any single market, with just 27% of Group revenues in 2007 attributable to the mortgage and savings businesses.

Franchise growth included opening 301,000 new personal current accounts, delivering a 4.4% market share of net mortgage lending and increasing customer deposit balances by £1.2bn. Business banking was particularly strong, with 33,700 new business banking accounts opened, an increase of 36%, and a survey by the Office of Fair Trading found that more small businesses were considering moving their business banking accounts to Alliance & Leicester than to any other competitor.

We took a number of steps during 2007 to increase our ability to deliver long term growth. We broadened our current account product range, with the launch of our 'Premier 21' and 'Premier 50' current account products, providing further opportunities for growth. We completed the planned refurbishment of our branch network and installed deposit-taking ATMs in all our branches, resulting in increased sales capacity and improved efficiency. We continued to expand our business centre network, which has now grown to 19 centres, giving us further opportunities to expand in this profitable sector. We also grew our online banking business very successfully, with 41% of our core Retail Banking products sold online in 2007, and the number of current account transactions serviced online continuing to increase.

Despite the significant growth in business volumes and continued investment in the business, the Group's core operating expenses reduced by £8m in 2007, demonstrating again our ability to control costs. Our focus on high quality customer lending continues to result in strong lending asset quality. Our mortgage asset quality remains excellent, with just 0.49% of accounts over 3 months in arrears, lower than the 0.51% at the end of 2006, and considerably better than the Council of Mortgage Lenders average of 1.20% at the end of 2007. Our mortgage impairment loss charge was just £1m in 2007, and our residential mortgage book had an average indexed loan to value ratio of 46% at the end of the year. The proportion of unsecured personal loan balances in arrears at the end of December 2007 was lower than at the end of December 2006, and our Retail Banking impairment loss charge reduced by £12m, from £97m in 2006 to £85m in 2007. Only 0.46% of commercial lending balances were over 30 days in arrears at the end of December 2007, down from 0.60% at the end of 2006.

Funding

Funding markets in the second half of 2007 saw the effective closure of the securitisation and covered bond markets, and significant volatility in the pricing and availability of funds in the money and capital markets. In recognition of these conditions, as a prudent measure we have put in place additional funding facilities, a significant proportion of which are backed by Alliance & Leicester residential mortgage assets. These new facilities have enabled us to fund all our customer loans and advances with customer deposits and wholesale funding with a duration of over six months. This process has continued since the end of 2007, and we have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009.

Our total customer deposit balances increased by £1.2bn in 2007, to £30.8bn. Customer deposit balances fund 56% of customer loans and advances, and we expect this proportion to increase in 2008 as we seek to fund any customer asset growth with customer deposits. We are targeting growth in both personal and commercial customer deposit balances, with our personal and business banking current account products a key source for acquiring new customer balances.

The additional funding facilities we have put in place in the second half of 2007 and early 2008 have provided the Group with protection from volatility in the short term funding markets. These facilities, which typically last around two years, cost more than would have been the case in the first half of 2007. Whilst these facilities remain in place they will have a negative impact on the Group's net interest margin, and, accordingly, in 2008 we expect the Group net interest margin for the full year to be around 1%.

Treasury Investments

Financial market conditions in the second half of 2007 have led to a reduction in the market value of our £23.1bn of treasury investments, and the impairment of a significant proportion of our structured investment vehicle (SIV) mezzanine and capital notes.

We hold most of our treasury investments at fair value on the balance sheet. Market conditions in the second half of the year have resulted in the value of these assets reducing by £242m. There was a £32m charge to non-interest income in the Income Statement and a £147m post-tax (£210m pre-tax) charge to reserves.

We have held investments in SIVs since 1999. These investments were undertaken to enable the Group to invest in a broad range of underlying assets, and achieve an increased level of diversification and return. These vehicles were particularly affected by the lack of liquidity in the market in the second half of 2007, forcing many of them to sell assets at less than their purchase price. As a result, we incurred an impairment loss charge of £142m in respect of our SIV mezzanine and capital note holdings. In addition, an impairment loss charge of £11m was incurred relating to collateralised debt obligations (CDOs).

Capital and Dividends

At the end of 2007, the Group's total capital resources were £2.9bn, above both the Basel I transitional floor for 2007 and our guidance set by the Financial Services Authority (FSA).

The post-tax charge to reserves of £147m, resulting from the reduction in the fair value of certain treasury investments, does not impact regulatory capital, as is shown in the reconciliation between shareholders' funds and equity tier 1 capital in Note 2 on page 71.

In 2008 the Basel I transitional floor is reduced to 90% of Basel I risk weighted assets, adjusted for collective provisions, compared with the 95% which applied in 2007.

During 2007 we bought back 19.9m shares at a total cost of £194m. In 2008 we are not planning any share buybacks.

The proposed final dividend of 36.5p per share is the same as in 2006, giving total 2007 dividends of 55.3p per share, up 2.2%. In 2008, we expect to maintain total dividends at this level.

Future

The UK economy and housing market are widely expected to grow at slower rates in 2008 than in recent years. We anticipate lower GDP growth than in 2007, with average house prices remaining broadly stable.

Against that background, Alliance & Leicester's franchise strength, diversified operations, strong asset quality and good cost control provide a firm base to deliver value.

We will target higher customer deposit balances to reduce the proportion of customer loans and advances funded from wholesale funding, building particularly on our strong performances in personal and business current accounts in 2007.

We will focus our lending on maintaining strong asset quality and maximising revenues. This is expected to result in mortgage balances reducing during 2008.

We will continue to drive down the unit costs of acquiring and servicing customers, and our transformation programme continues.

Towards the end of 2008, our customers will start to see the benefits of the implementation of the new ALNOVA banking system, which will, when complete, replace our legacy systems for personal and commercial current accounts, savings and unsecured personal loans. ALNOVA forms a key part of our plans for increasing cross-sales, strengthening customer relationships and delivering further improvements in efficiency and customer service.

We have updated our strategic objectives in the light of current trading conditions, and these are set out on page 14. In particular, we aim to increase our underlying return on equity tier 1 capital back to 20% in the medium term, but do not anticipate achieving this in 2008 or 2009, principally as a result of the increased cost of medium term wholesale funding.

Our Staff

I would like to thank the staff of Alliance & Leicester for their dedication, team work and contribution throughout 2007. Our annual employee opinion survey continues to show that we have a well-motivated workforce, with the results once again considerably more positive than the average for a UK employer. For example, the 2007 survey found that 90% of our employees have a clear understanding of what is expected of them in their role, compared to a UK average of 70%, and 85% of our employees think that the people they work with are committed to delivering work of a high standard, compared to a UK average of 64%.

Summary

Unprecedented conditions in the financial markets have had a significant effect on Alliance & Leicester's financial performance and priorities during the second half of 2007, and on our ability to deliver our strategic objectives in the short term. Recognising this, we have focused on ensuring that funding is maintained, albeit at increased costs. We also suffered impairment losses in certain treasury investments. Until there are clear signs of stability, funding will remain a priority for the Group, and there has been encouraging recent progress on this.

Our customer facing businesses continue to perform well, providing products that customers want in ways which meet their changing needs. This franchise, supported by strong lending asset quality and further improvements in efficiency, will be the key drivers of future performance.

David Bennett

David Bennett
Group Chief Executive

Retail Banking

Financial Highlights		Year ended 31.12.07	Year ended 31.12.06
Core operating profit		**£462m**	£445m
Cost: income ratio		**40.5%**	40.6%
Current Accounts			
New accounts opened	'000	**301**	300
Total number of active accounts	m	**1.72**	1.64
Residential Mortgages			
Gross lending	£bn	**13.0**	12.6
Net lending	£bn	**4.8**	4.9
Mortgage balances	£bn	**42.8**	38.0
Personal Unsecured Loans			
Gross advances	£bn	**2.3**	2.3
Balances	£bn	**3.7**	3.6
Savings			
Personal customer deposit balances	£bn	**23.3**	22.7
Current Accounts[1]			
Share of new accounts opened	%	**4.3**	4.6
Share of total number of accounts	%	**2.8**	2.9
Residential Mortgages[2]			
Share of gross lending	%	**3.6**	3.6
Share of net lending	%	**4.4**	4.4
Share of mortgage balances	%	**3.6**	3.5
Personal Unsecured Loans[3]			
Share of gross advances	%	**6.7**	6.4
Share of balances	%	**5.2**	5.1
Savings[1,4]			
Share of new business	%	**3.4**	3.0
Share of household liquid assets	%	**2.2**	2.3

Notes:
Market shares calculated using the following sources:
1. Estimate based on CACI data.
2. Based on Bank of England data.
3. Based on Major British Banking Group personal loans data.
4. UK Household Liquid Assets – ONS Financial statistics series NNMQ – X.

Retail Banking delivered core operating profit of £462m in 2007, up £17m compared to 2006. This increase in profit has been primarily driven by strong growth in current accounts, good cost control and a lower impairment loss charge.

Core 4

Current Accounts

We opened 301,000 new current accounts during 2007 and increased our active account base to 1.72m accounts. Our market share of new account openings was 4.3%, significantly higher than our 2.8% share of total personal current accounts. In 2007, 37% of new current accounts were opened via the internet, with a further 8% via the telephone. Our 'Premier' current account products accounted for 77% of new account openings in 2007, and now represent over 50% of our active account base.

During 2007 we enhanced our current account product portfolio with the launch of 'Premier 21', our new current account for 16-21 year olds, and 'Premier 50', our new current account for over 50 year olds. Both products offer a number of special features designed to meet the needs of their respective target customers. 'Premier 21' is targeted at young people who are in full-time employment, and offers a market leading rate of interest, as well as a unique celebrity mentoring scheme. For a monthly fee of £10, 'Premier 50' offers its customers worldwide travel insurance up to the age of 79, a number of health benefits provided by AXA PPP healthcare, as well as a competitive rate of credit interest. Both these new accounts have received positive feedback from industry commentators, with 'Premier 21' winning the 'Financial Innovations' award from the Institute of Financial Services. In total, 36,000 'Premier 21' and 'Premier 50' accounts have been opened in 2007 since their launch in April and October respectively.

In the second half of 2007 we improved our customer proposition by revising our overdraft charging structure. Amongst a number of changes, since October 2007 our current account customers have not had to pay overdraft interest. Instead, customers making use of an agreed overdraft pay a simple 'overdraft usage fee' of 50 pence a day, capped at £5 per month.

On 27 July 2007 it was announced that the Office of Fair Trading had agreed with eight UK financial institutions to start proceedings in the High Court of England and Wales in a test case to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. Alliance & Leicester is not part of the proceedings, but will be bound by the outcome. As a result of the court case, together with the Financial Services Authority waiver for personal current account claims, the provision we made in the first half of 2007 against anticipated customer complaints about overdraft fees was released in the second half of 2007.


11.1
12.6
13.0
05
06
07

Gross Mortgage Lending (£bn)

£13.0bn


3.5
3.6
3.7
05
06
07

Unsecured Personal Loan Balances (£bn)

£3.7bn

Mortgages

	Prime residential £m	PlusMortgage[1] £m	Buy to let[2] £m	Other specialist lending[3] £m	Total £m
A&L mortgage balances outstanding as at 1 January 2007	38,002	–	–	-	38,002
Gross advances	11,456	625	581	352	13,014
Redemptions and other movements	7,888	-	–	352	8,240
Net mortgage lending	3,568	625	581	-	4,774
A&L mortgage balances outstanding as at 31 December 2007	**41,570**	**625**	**581**	**-**	**42,776**

Notes:
1. Secured element.
2. Maximum loan to value ratio of 85%, held on Alliance & Leicester's balance sheet.
3. Loans distributed under our agreement with Lehman Brothers, not held on Alliance & Leicester's balance sheet.

We achieved £4.8bn of net mortgage lending in 2007, representing a 4.4% market share. We successfully broadened our product range taking buy to let loans onto our own balance sheet and continued to outperform the market in retaining existing customers.

Our total gross lending of £13bn represents a market share of 3.6% and includes £625m of 'PlusMortgage' loans, £581m of buy to let advances and £352m of mortgages distributed via intermediaries under our agreement with Lehman Brothers.

'PlusMortgage', our combined secured and unsecured loan product, achieved net advances in the year of £625m, with a further £55m of unsecured loans.

Since March 2007, all successful applications of buy to let mortgages with an LTV of less than 85% have been taken onto our own balance sheet. The average LTV of these buy to let loans in 2007 was 68%.

The value of new business completed under our agreement with Lehman Brothers reduced to £121m in the second half of the year, compared to £231m in the first half of the year, reflecting the taking of buy to let loans onto our own balance sheet and a slow down in the specialist, self-certified, near-prime and sub-prime sectors of the market.

We have no sub-prime, near-prime or self-certified mortgages on our balance sheet.

We continue to deliver a strong performance in retaining existing mortgage customers. In 2007, total redemptions and other movements were £8.2bn. Prime residential mortgage redemptions were £7.9bn, a market share of 3.1%, significantly lower than our 3.6% share of stock. Although our good retention performance is lengthening the average lives of our customer relationships, the average lives of our mortgage products in 2007 reduced as customers switched more quickly from one product to another in order to minimise any payment shock.

During the second half of the year, we significantly revised our expectations for the mortgage market in 2008, as the sub-prime crisis in the US impacted funding markets and the world economy. As a result, we tightened our credit criteria, limiting most products to a maximum LTV of 90%. Accordingly, we expect mortgage balances to fall in 2008, reflecting an emphasis on asset quality and revenues.

Personal Loans

	Traditional personal loans £m	PlusMortgage unsecured loans £m	Total £m
Unsecured personal loan balances outstanding as at 1 January 2007	3,555	-	3,555
Gross advances	2,335	55	2,390
Redemptions and other movements	2,197	-	2,197
Net lending	138	55	193
Unsecured personal loan balances outstanding as at 31 December 2007	**3,693**	**55**	**3,748**

Our traditional personal loan gross advances of £2.3bn in 2007 were in line with 2006. In addition, we lent £55m of unsecured loans via our 'PlusMortgage' product. Total traditional unsecured personal loan balances at 31 December 2007 were £3.7bn, £0.1bn higher than at the end of 2006. Our new traditional lending in 2007 represented a market share of 6.7%, higher than our 5.2% share of balances.


254
300
301
05
06
07

New Current Account Openings ('000)

301,000


20.6
22.7
23.3
05
06
07

Personal Customer Deposit Balances (£bn)

£23.3bn

During the second half of 2007, the unsecured personal lending market was slightly less competitive than in recent years, and we took the opportunity to widen new business margins in the fourth quarter, whilst ensuring we continued to maintain our strong asset quality. In 2008 we expect the unsecured lending market to remain relatively stable, with our own lending continuing to focus on good quality homeowners.

Around 90% of our new personal loans continue to be generated via the internet or telephone. In 2008 we will seek to increase cross-sales of loans to existing Group customers, particularly our current account customers.

The payment protection insurance product we offer continues to give customers valuable protection, especially at a time when the economic outlook is uncertain. The review of payment protection insurance by the Office of Fair Trading and associated media coverage has, however, resulted in a 16% fall in the number of our customers purchasing insurance in 2007 compared to 2006.

Since early 2006 we have sold and serviced our secured personal loan product in partnership with Cattles plc. Following a review of the partnership we decided to end the sales agreement at the end of December 2007. We will continue to look at alternative models for offering a secured loan product in the future.

Savings
Personal customer deposit balances were £23.3bn at the end of December 2007, £0.6bn higher than at 31 December 2006. New deposits to Alliance & Leicester savings accounts in 2007 were 7% higher than in 2006.

Our current account base is a key source of growth for personal customer deposit balances, and as the account base grows we are seeing good growth in account balances. We are also achieving good growth in our competitive range of telephone and internet savings accounts. Our 'e-Saver' account continues to offer a competitive headline rate of 6.5%, whilst our 'Direct Saver' account, which we launched in late 2006, has attracted over £3.5bn of balances, the majority of which is new money to Alliance & Leicester. Our offshore deposit taking operation, Alliance & Leicester International, saw a 13% increase in inflows in 2007 and continues to offer a competitive range of products targeted at the expatriate sector.

In total, 68% of our savings balances are now in telephone or internet serviced accounts. During 2008 we will be taking a more proactive approach to the promotion of our savings accounts in order to both strengthen customer relationships and fund future customer asset growth.

Partner 4

We continue to cross-sell our Partner 4 products – long term investments, life assurance, general insurance and credit cards – to our Retail Banking customers.

We have seen good growth in the sales of long term investment products during 2007, with the value of new investments sold 19% higher than in 2006. Customers are increasingly looking for opportunities to maximise the return from their savings, and in response to this demand we have launched a new Investor Portfolio Service for our customers. This new service continues to offer products provided by Legal & General, and also extends the range of funds into which a customer can invest to include those managed by a number of other leading investment managers. This enables our customers to benefit from a wider range of funds, providing the potential to spread their investment risk across a variety of different companies.

Sales of life assurance products were slightly higher in 2007 than in 2006, as a result of an increase in the number of non-mortgage related sales, whilst general insurance sales were in line with 2006.

New credit card sales in 2007 were 98,000 (2006: 109,000). Two thirds of these cards were sold to 'Premier' current account customers, with 27% of total sales generated via the internet.

Distribution

Our distribution model provides customers with a straightforward direct banking service supported by a modern branch network.

Core 4 product sales sourced via the internet were 41% in 2007, higher than the 38% achieved in 2006. In addition, the number of current account customers using our internet banking service on a monthly basis has increased by 25% during the year. Benchmarking studies continue to show that we have one of the highest proportions of current account customer telephone calls serviced fully by an interactive voice response system.

We continue to invest in our branch network. In 2007 we fully refurbished 48 branches and installed welcome desks and deposit-taking ATMs into a further 148 locations. In total, 103 of our 254 branches have been fully refurbished, with all the remaining locations having had welcome desks and deposit-taking ATMs installed. Over 40% of counter based card transactions in our branches have now migrated to the machines, improving productivity. A recent benchmarking report stated that our branch sales per employee continues to be one of the highest in the sector.

Towards the end of 2008 a number of customer facing operations will benefit from the initial implementation of the new ALNOVA banking system which will, when completed, replace our legacy systems for current accounts, savings and unsecured personal loans. In preparation, our current account and savings customers are now able to transact on their accounts using a new single telephone number and simplified customer identification number.

Asset Quality

Our mortgage asset quality remains excellent.

The average LTV of our new prime residential lending was 67% (2006: 70%), with 8% (2006: 10%) of new lending having an LTV of over 90%. The indexed LTV of our prime mortgage book at the end of 2007 was 46%, with 58% of the book having an indexed LTV of less than 50%, and just 2% over 90%.

The proportion of mortgage accounts over three months in arrears was 0.49% at the end of December 2007, lower than the 0.51% reported in December 2006 and significantly lower than the Council of Mortgage Lenders industry average of 1.20%. The number of accounts in arrears at the end of December 2007 was lower than in December 2006. The total value of arrears was £9.7m, compared to total mortgage balances of £42.8bn. We continue to take a prudent approach to the capitalisation of mortgage arrears, with just £358,000 of arrears capitalised in 2007.

Repossessions across the industry increased over the past 12 months. During 2007 our stock of properties in possession increased from 27 to 80, which represents only 0.02% of our total mortgage accounts, compared to the industry average of 0.10%. Our repossessions during the year were 171 (2006: 90). To put this into context our repossessions have, in the preceding seven years, consistently reduced year on year from 1,239 in 1999 to a record low of 90 in 2006.

In unsecured personal lending our asset quality remains strong, with 5.5% of traditional unsecured lending balances over 30 days in arrears, lower than the 5.6% reported in December 2006 and in line with the 5.5% reported in June 2007. The value of loans in arrears at the end of December 2007 was in line with December 2006 and lower than in June 2007. The proportion of loans in arrears was over 45% better than the average for the Finance and Leasing Association members.

Our new traditional unsecured personal lending in 2006 and 2007 continues to perform better than the lending undertaken in 2005, and we do not expect any significant change in the unsecured personal loan impairment loss charge in 2008. We continue to take a prudent approach to lending, with around two thirds of applications unsuccessful in 2007. The average value of a new loan in 2007 increased slightly to around £9,000.

Commercial Banking

Financial Highlights		Year ended 31.12.07	Year ended 31.12.06
Commercial Bank Core Operating Profit		**£150m**	£116m
Treasury Core Operating (Loss)/Profit		**(£165m)**	£46m
Lending			
Balances	£bn	**8.4**	6.5
Business Banking			
New accounts opened	'000	**33.7**	24.7
Total number of active accounts	'000	**92.4**	76.3
Money Transmission			
Sales of cash to financial institutions	£bn	**68.5**	68.6
Cash handled	£bn	**63.3**	64.5
Commercial Customer Deposit Balances	£bn	**7.5**	6.9

Commercial Banking is the combination of the Group's Commercial Bank and Treasury operations.

Commercial Bank

Commercial Bank delivered core operating profit of £150m, £34m higher than in 2006. This was a result of growth in business banking accounts and commercial lending balances, as well as the benefit from a new Post Office cash contract agreed in the first half of 2007.

Lending

In 2007, we agreed over £3.8bn of new lending facilities, and commercial lending balances, including business banking, increased from £6.5bn to £8.4bn at the end of December. Our lending book continues to be well diversified across a range of business sectors and customers, with asset quality continuing to be very good.

Our lending business continues to focus on transportation, property, film and public sector segments of the market. A full breakdown of lending balances by sector can be found in Note 2 on page 59. We continue to strengthen our specialist teams in these areas, and to work closely with our customers to structure deals to meet their individual needs.

We continue to grow our shipping portfolio, having participated in a number of syndicates in 2007. Shipping represents one of our largest individual lending segments and our portfolio is well diversified, with the majority of transactions in the form of leases, a significant proportion of which are bank guaranteed. The portfolio includes a good mix of roll-on/roll-off ships, container vessels, drybulk carriers, tankers and liquefied natural gas carriers.

We continue to grow our lending in the aviation and other transportation sectors, ensuring that we maintain a diversified lending book, with loans for regional jets and larger aircraft for major international airlines. We developed our own bus rental fleet to complement our strengths in the bus and coach market, and launched a contract hire service for our commercial vehicle customers.

During 2007 we further strengthened our property lending team and saw continued growth in lending to this sector. During the year we took a majority shareholding in Mitre Capital Partners Ltd, which primarily focuses on development finance. At the end of December 2007 Mitre's lending balances were £187m. Our property lending is well diversified in terms of the size of loan, geographic location and type of property. Our property lending is primarily focused on investment property lending, with exposures to residential property representing less than 17% of the portfolio. The average original LTV of the book was around 65%, with around 30% being based in London and the south-east of England. Around two thirds of our property lending transactions are for less than £1m, and we have


5.5
6.5
8.4
05
06
07

Commercial Lending Balances (£bn)

£8.4bn


67.0
76.3
92.4
05
06
07

Active Business Banking Accounts ('000)

92,400

around 40 loans with an individual exposure of over £10m, with none over £45m. Transactions over £10m include properties tenanted by FTSE 100 supermarkets and telecommunication companies, as well as Government departments and student accommodation at UK universities.

Business Banking
We opened a record 33,700 new business current accounts in 2007, 36% higher than in 2006. At the end of 2007 we had 92,400 active business banking current accounts.

We have made significant progress in expanding our business centre network during 2007, opening ten new centres. We now have a network of 19 centres across England, Northern Ireland, Scotland and Wales. Although we are not planning any further significant expansion of the network in 2008, we will continue to increase the number of business banking relationship managers within each of the business centres, enabling us to give our high quality customer service to a growing customer base. Since December 2007, the business centre network has been targeting and servicing businesses with a turnover of up to £25m, up from the original £10m limit.

Since April 2007, our Retail branch network has been able to open and service business banking accounts for customers with a turnover of less than £1m. This initiative has proved successful, with over 28% of new accounts opened in branches in 2007. All of these accounts are opened using our web-based technology, removing the need for any paper application forms.

Over 41,000 business banking customers are now registered to use our online banking service, 'mybusinessbank.co.uk', an increase of 17,000. In 2007, over 27% of new business banking current accounts were opened by customers using the internet. During the second half of 2007 the 'mybusinessbank' internet banking service had its functionality improved, including the introduction of multi factor authentication security, giving customers increased confidence in undertaking transactions online.

Our business centres have also seen good growth in commercial lending to new and existing customers. New lending in 2007 was £362m, increasing business banking lending balances to £631m at 31 December 2007.

Our reputation for providing businesses with market leading products and good customer service continues to gain industry recognition. We were named the 'Best Business Banking Current Account Provider' by Business Moneyfacts for a sixth consecutive year in February 2008. An independent survey, undertaken for the Office of Fair Trading as part of their review of the small and medium sized enterprise market (SME), found that 26% of SMEs who had considered switching their accounts had considered Alliance & Leicester, the highest proportion for any UK financial institution and 13 times higher than the proportion reported in 2000.

Money Transmission
Our money transmission business comprises a number of products, including cash sales, cash handling, bill payments, pre-paid debit cards, ATMs, benefit payments and cheque processing.

Cash sales to financial institutions in 2007 were £68.5bn (2006: £68.6bn) and cash handling deposits were £63.3bn (2006: £64.5bn).

In 2007 we more than doubled our bill payment network with the addition of 17,000 payzone outlets to the existing Post Office network and also agreed a new bill payment contract with the Post Office. In the first half of 2007 we agreed a new cash contract with the Post Office which delivered both one-off and ongoing benefits.

We continue to make progress in developing our pre-paid card business and have a number of pilots underway in a variety of different business sectors. In December 2007 we established The Prepaid Card Company Limited, which will give us greater flexibility and control in the development and operation of this business in the future.

Commercial customer deposit balances increased by £0.6bn during the year to £7.5bn at the end of December 2007, reflecting growth in business banking deposits and public sector balances.

Asset Quality
Asset quality remains good in the Commercial Bank, with 0.46% of commercial lending balances over 30 days in arrears at the end of December 2007 (December 2006: 0.60%).

Treasury

Treasury profits of £24m in the first half of 2007 were more than offset in the second half of the year by a reduction in the fair value of treasury investments of £32m, an impairment loss charge of £153m and the £23m costs of holding higher levels of liquidity and higher wholesale funding costs as a result of the conditions in the funding and liquidity markets. In total, Treasury made a core operating loss of £165m in 2007 (2006: profit £46m).

Treasury will continue to focus on the management of the Group's liquidity and funding requirements. Revenues will be lower as a result of a smaller investment portfolio.

Treasury Investments
Trading and investment securities:

	Value as at 31.12.07 £m	Reduction in fair-value during 2007 recognised in the Income Statement £m	Reduction in fair-value during 2007 recognised through reserves (post-tax) £m	Impairment losses in 2007 recognised in the Income Statement £m
Floating rate notes (FRN)	10,185	2	72	–
Asset backed securities (ABS)	4,149	20	54	–
Collateralised debt obligations (CDO)	117	5	14	11
Collateralised loan obligations (CLO)	181	–	5	–
Structured investment vehicles (SIV)	213	n/a	n/a	142
Principal protected notes (PPN)	35	2	2	–
Other	646	3	–	–
Total	**15,526**	**32**	**147**	**153**

The assets within our Treasury investment portfolio are well diversified and of high quality, with 94% (2006: 95%) of total investments rated A or above. The portfolio of FRNs, ABS, CDOs and CLOs was established to enable Treasury to maximise returns whilst managing the Group's funding and liquidity requirements. Investments in SIVs were undertaken to enable the Group to invest in a broad range of underlying assets, and achieve an increased level of diversification and return.

Our FRNs are issued by Banks and other Financial institutions, of which 93% are rated A or above. The portfolio is well diversified, with the largest exposure being to Spanish institutions, representing 23% of the total. UK and Italian institutions account for 11% each, with 9% from US institutions.

We have a high quality portfolio of ABS, with 97% rated AAA and just £7m (0.2%) rated less than A. The UK accounts for 45% of our ABS exposures, the majority being conforming residential mortgage backed securities (RMBS). A further 24% is represented by European ABS, and 23% of securities are US related. The majority of the US exposures are federal guaranteed student loans, a minimal proportion of ALT-A assets and a negligible amount of US sub-prime assets.

We have CDOs of £117m held on our balance sheet, £15m of which are synthetic CDOs and which are fair valued through the Income

Statement. Around £54m of our CDOs have some US sub-prime exposure. Our CDO portfolio has 95% of its assets rated AA or above, with less than 1% rated BBB. We have reviewed our CDOs assuming a 25% fall in average US house prices and an average repossession cost of 15%, and this has resulted in an £11m impairment charge in respect of four CDOs.

Our CLO portfolio is also of high quality, with 75% of CLOs rated AAA, 12% AA, 12% A and just 1% BBB.

Over the past nine years we have invested in a number of SIVs, and at the beginning of 2007 we held mezzanine and capital notes of £365m in 16 different vehicles. The lack of liquidity in the market place in the second half of 2007 has had a significant impact on SIVs, with a number having to sell assets at a loss in order to secure funding, others relying on their sponsoring bank for funding in the medium term, and a number being restructured.

By the end of 2007 we had reduced the number of SIVs in which we held mezzanine and capital notes to 13, having participated in three restructurings and one partial restructure. As a result of participating in restructures we have taken onto our balance sheet £588m of assets, £530m of which are rated AA or above, with the remaining £58m rated A. Floating rate notes, mortgage asset backed securities, and asset backed securities represent 86% of the assets purchased. In addition, one of the restructurings has resulted in us having a £13m investment in a new structured vehicle, which is held within loans and receivables on the balance sheet at cost. The Treasury impairment loss charge of £153m includes a provision of £111m for SIV losses, as well as £31m for losses incurred at the time of the restructurings.

At 31 December 2007, the value of SIV capital and mezzanine notes held on our balance sheet within the held-to-maturity classification had reduced to £213m, with the net asset value (NAV) of these notes being £181m. Our three largest SIV mezzanine and capital note investments, two of which are bank sponsored, accounted for £119m of the £213m. The NAV of these three vehicles was £112m. In total, 11 of the 13 SIVs in which we hold mezzanine and capital notes are bank sponsored. A number of sponsoring banks have now committed medium term funding or other forms of support to the SIVs.

Our PPN investments reduced by £44m during 2007, reflecting the restructuring of an investment. As a result of the restructuring we have taken on balance sheet £478m of assets, £453m of which are ABS, with the remaining £25m CDOs.

Our other investments are predominately certificates of deposit, all of which are rated at least A.

Our trading and investments securities, excluding those designated as held-to-maturity, are held at fair value on our balance sheet, using prices obtained from dealers. As a result of the volatile market in the second half of the year, the fair value of our treasury investments reduced by £242m at 31 December 2007. There was a £32m charge to non-interest income in the Income Statement and a £147m (£210m pre-tax) charge to reserves.

The fair value of treasury investments have continued to fluctuate since the end of 2007 and this impact will be reported in our 2008 financial results. The post-tax reduction in reserves due to changes in the fair value from 1 January to 19 February 2008 was £59m. The reduction in fair value and impairment of treasury investments recognised in the Income Statement in the period 1 January to 19 February 2008 was not significant.

Whilst we reflect the fair value of the majority of our treasury financial assets in our accounts, most of our treasury financial liabilities are held at cost. If we had fair valued all of these liabilities at the end of December 2007, this would have resulted in a reduction of £480m in the value of these liabilities on our balance sheet.

Around £225m of our treasury investments include financial guarantees supported by monoline insurance companies, with 70% of these assets independently rated AAA by all three credit rating agencies. A further £45m of Private Finance Initiative transactions completed by the Commercial Bank lending team include financial guarantees from monoline insurers.

The principal value of our off-balance sheet conduit facility at 31 December was £698m, £194m lower than at the end of 2006. 93% of the assets in the conduit are rated AAA. The conduit continues to fund itself, except for £24m of liquidity provided by the Group due to a downgrade of some assets to below AA-. As a contingency the Group's liquidity management plans assume that all the assets may need funding by Alliance & Leicester.

Liquidity

In addition to funding our customer loans and advances we also hold liquidity, in the form of cash and short term deposits, to manage the day to day requirements of the business. As a prudent measure, and in recognition of the market conditions, we increased our liquidity holdings during the second half of 2007. Cash and balances with central banks, and the value of funds due from other banks, increased to £6.3bn at the end of December 2007. This was £3.1bn higher than at 30 June 2007 and £1.2bn higher than at the end of 2006, which was then higher than average as a result of receiving the proceeds of a securitisation issue completed in November 2006. The majority of these balances were funded using short term money market funds, which in the second half of the year cost significantly more than the rate earned on short term deposits with other financial institutions.

Funding

Our assets are funded using a well diversified mix of retail and wholesale funds. At 31 December 2007 we had £23.3bn of retail customer deposits and £7.5bn of commercial customer deposits. Our wholesale funds have been raised from a diverse source of markets, including our Medium Term Note programme, US domestic commercial paper programme, commercial banks and a number of securitisation vehicles.

Our funding structure at 31 December 2007:


Assets £bn
Liabilities £bn
Other assets
0.6
Treasury investments and cash
23.1
Customer loans and advances
55.3
2.3
Shareholder funds
0.7
Other liabilities
18.6
Wholesale funds - all with a duration of less than 6 months
26.6
Wholesale funds - all with a duration of over 6 months
30.8
Customer deposits
79.0
79.0

At 31 December 2007, our £55.3bn of customer loans and advances, including finance leases and hire purchase contracts and operating leases, were funded by customer deposits and wholesale funds with a duration of over six months. Customer deposits funded 56% of customer loans and advances.

We plan to continue to fund our loans and advances using customer deposits and wholesale funds with a maturity duration of at least six months. We will continue to use the short term money markets to manage our liquidity and fund our treasury investments. We plan for any growth in customer loans and advances in 2008 to be primarily funded by growth in customer deposit balances.

In August 2007 we completed a second issue under our Fosse Master Trust, with a £2.5bn mortgage securitisation.

Since September 2007, we have completed a number of funding transactions, most of which are backed by Alliance & Leicester residential mortgage assets. These transactions have increased our liquidity and lengthened the average duration of our wholesale funding. Since the end of 2007 we have put in place further medium term funding facilities and have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009.

The Alliance & Leicester residential mortgage assets used in the above transactions are held in two new special purpose vehicles – Bracken and Langton. Bracken was established in November 2007 as a traditional securitisation vehicle. Langton was established in January 2008 as a new master trust and, together with our existing master trust, Fosse, will give us greater funding flexibility in the future. At 19 February 2008, Langton and Bracken held around £17bn of assets.

In the second half of 2007 we continued to utilise our treasury investments to raise funds via repurchase (repo) transactions. Undertaking repo transactions is a normal part of ensuring orderly funding and trading.

Capital

Capital Management and Basel II

The Group continues to have a high quality capital base, with total capital resources of £2.9bn, exceeding both our Basel II capital requirement and Basel I transitional floor.

Since 1 January 2007 we have been operating under the Basel II regime. The high quality of our assets and our risk management processes have resulted in a 35% reduction in risk weighted assets (RWA) under the new regime. The transition to Basel II is being phased over the period 2007 to 2009. During this time we are required to hold capital at or above a transitional floor. In 2008, the floor is calculated as 8% of Basel I RWA, less collective provisions, multiplied by a factor of 90%.

Capital requirements under the Basel II regime are more volatile than under Basel I as a result of the risk weightings for the different asset classes having to take into account the credit rating of assets and economic factors such as the outlook for house prices.

Our total assets increased by 15% during 2007, whilst our Basel II RWA increased by 19%. A full breakdown of this increase is provided in Note 2 on page 71.

Under the Basel II capital regime we are required to hold a specific amount of capital, and do not have a specific capital ratio target as under Basel I.

In April 2008 we will publish our Basel II – Pillar 3 report. This report will give a more detailed breakdown of our assets and their credit quality.

We continue to hold capital over and above our regulatory requirements and are not planning a share buyback programme in 2008. Given the increased volatility in capital requirements under Basel II, we aim to increase the difference between our capital resources and our regulatory capital requirement during 2008, as a prudent measure and to give greater flexibility in the current market.



Chris Rhodes, Group Finance Director

Progress Against Strategic Objectives

We made good progress against most of our strategic objectives, despite the difficult wholesale funding market conditions in the second half of 2007. Looking at each in turn:

- We delivered strong franchise growth;
- We improved our cost efficiency, with our core operating expenses decreasing by £8m to £691m, despite increased business volumes and ongoing investment in the business;
- The asset quality of our customer loans and advances remains strong; and
- Underlying return on equity tier 1 capital was 14.6%, below our target of 20%, reflecting the reduction in the fair value and impairment of certain treasury investments.

Financial Outlook

In 2008 we plan to maintain our strong asset quality, higher levels of balance sheet liquidity, and to continue to replace and extend the duration of our wholesale funding. As a result of increased funding and liquidity holding costs in 2008, core operating profit excluding changes in the fair value and impairment of certain treasury investments will be lower than in 2007. We expect total dividends in 2008 to be maintained at the 2007 level.

We expect the Group net interest margin in 2008 to be around 1%, compared to 0.93% in the fourth quarter of 2007. This reflects the higher cost of the medium term wholesale funding transactions completed in the second half of 2007, and either already completed in 2008 or expected to be completed shortly, as well as the cost of holding higher levels of liquidity. The funding facilities typically have a duration of around two years, and together with the cost of holding additional liquidity, we estimate will cost around £150m per annum (2007: £23m) more than would have been the case if market conditions were similar to those in which we were operating in the first half of 2007. The 2008 margin will also reflect higher asset spreads on new customer lending.

In 2008 we expect lower mortgage balances to be partially offset by continued growth in high quality commercial loans.

Our continued targeting of growth in personal and commercial customer current accounts should enable us to grow non-interest income in 2008.

Group core operating costs, including operating lease depreciation, are expected to be higher in 2008 than in 2007, reflecting ongoing investment in the business, the non-recurrence of the one-off benefits resulting from the renegotiation of a Post Office cash contract in 2007, and inflation. This investment includes the ALNOVA banking system, which will start to be rolled out in Retail Banking towards the end of 2008. This stage of the project will result in additional incremental costs of around £20m in 2008 (2007: £3m). In addition, we will also incur the full year cost impact of the expansion of the business centre network in the second half of 2007. These investments are expected to deliver future benefits, as ALNOVA comes fully online and the business centre network matures. The Group's depreciation charge is also expected to increase in 2008, as investment costs which have been capitalised over the past few years begin to be amortised. The projects relating to these costs are delivering significant benefits to the Group.

We are continuing to implement our transformation programme and we anticipate voluntary redundancy costs of around £10m in 2008. These costs will continue to be excluded from core operating profit.

Our Retail Banking and Commercial Bank asset quality remain very strong, and we do not expect this to change in 2008.

Future Strategic Objectives

Our strategic objectives are as follows:

- Franchise growth, with a current focus on personal and commercial customer current accounts and deposit balances;
- Above average asset quality for our customer loans and advances;
- Improved cost-efficiency, maintaining the existing target of a Group cost:income ratio of below 50% by 2010; and
- Underlying return on equity tier 1 capital to grow back to 20%.

The Group's cost base will reflect a strong emphasis on delivering further cost efficiencies. In addition, from 2010 this process will be aided by benefits delivered from completing the implementation of the ALNOVA banking system. Once implemented, ALNOVA will lead to improvements in service quality, efficiency, customer management, lead generation, cross-sales and customer loyalty.

In the light of unprecedented conditions in the financial markets since August 2007, our previously announced target of growing underlying basic earnings per share by at least RPI+9% from 2006 to 2009 is no longer appropriate.

Results by Category and Business Sector

The commentary and ratios below are based on a comparison of the 2007 results against 2006 results. Statutory results, which include hedge ineffectiveness gains or losses as income, are shown from page 43.

Core operating profit for 2007 was £417m (2006: £585m). This excludes the £10m loss (2006: £8m gain) from hedge ineffectiveness and £8m (2006: £24m) of redundancy costs.

Core operating profit, excluding the impact of the reduction in the fair value and impairment of certain treasury investments, was £602m, up £17m.

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Core operating profit excluding changes in the fair value and impairment of certain treasury investments	602	585
Reduction in the fair value of certain treasury investments	(32)	-
Impairment of certain treasury investments	(153)	-
Core operating profit	417	585

Results by category are set out below:

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	801	781
Non-interest income (excluding hedge ineffectiveness)	634	687
Total income	1,435	1,468
Core operating expenses	(691)	(699)
Depreciation on operating lease assets	(74)	(79)
Total costs (excluding redundancy costs)	(765)	(778)
Impairment losses:		
Retail Banking	(85)	(97)
Commercial Bank	(15)	(8)
Treasury	(153)	-
	(253)	(105)
Core operating profit	417	585
Redundancy costs	(8)	(24)
Hedge ineffectiveness	(10)	8
Profit before tax	399	569
Tax[1]	(103)	(119)
Profit after tax	296	450
Profit attributable to:		
Innovative tier 1 holders	17	18
Preference shareholders	19	-
Minority interests	3	-
Ordinary shareholders	257	432
Earnings per share:		
Basic earnings per ordinary share	59.4p	96.4p
Dividends per ordinary share	55.3p	54.1p

Note:
1. 2006 includes the release of a tax provision of £30m.

The business comprises three segments:

- Retail Banking – this comprises the Core 4 products of current accounts, mortgages, personal loans and savings, plus the Partner 4 products of long term investments, life assurance, general insurance and credit cards.
- Commercial Banking – this comprises Commercial Bank - consisting of the core business lines of lending, business banking and money transmission; and Treasury.
- Group Items – this represents corporate overheads and income not allocated to business units.

The contribution to core operating profit by each business segment is set out below:

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Retail Banking	462	445
Commercial Banking:		
Commercial Bank	150	116
Treasury	(165)	46
	(15)	162
Group Items	(30)	(22)
Core operating profit	417	585

Retail Banking

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	612	621
Non-interest income	307	291
Total income	919	912
Operating expenses	(372)	(370)
Impairment losses:		
Mortgages	(1)	3
Personal loans	(68)	(90)
Current accounts	(16)	(10)
	(85)	(97)
Core operating profit	462	445
Cost:income ratio[1]	40.5%	40.6%

Note:
1. The cost:income ratio is calculated by dividing operating expenses by total income.

Retail Banking core operating profit was £462m (2006: £445m). Total income was £7m higher, with lower net interest income more than offset by growth in non-interest income. Operating expenses increased by £2m, and the charge for impairment losses was £12m lower.

Total Retail Banking income of £919m comprised Core 4 income of £801m (2006: £801m) and Partner 4 income of £118m (2006: £111m).

Retail Banking revenues represented 64% of total Group revenues. This can be broken down into 29% from current accounts and personal loans, 27% from mortgages and savings and 8% from Partner 4 products.

Net interest income

	Six months ended 30.06.07 £m	Six months ended 31.12.07 £m	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	311	301	612	621
Average balances:				
Interest-earning assets (IEA)	43,076	45,903	44,501	39,326
Financed by:				
Interest-bearing liabilities	39,297	41,878	40,598	35,397
Interest-free liabilities	3,779	4,025	3,903	3,929
Average rates:	%	%	%	%
Bank base rate	5.31	5.71	5.51	4.64
Gross yield on average IEA	6.00	6.44	6.23	5.38
Cost of interest-bearing liabilities	4.98	5.63	5.32	4.22
Interest spread	1.02	0.81	0.91	1.16
Contribution of interest-free liabilities	0.44	0.49	0.47	0.42
Net interest margin on average IEA	1.46	1.30	1.38	1.58

Retail Banking net interest income of £612m was £9m lower than 2006, with a fall in the net interest margin being partially offset by a 13% increase in average interest-earning assets.

The Retail Banking net interest margin reduced from 1.58% in 2006 to 1.38% in 2007. This reduction was due to a lower personal unsecured loan margin in the second half of the year, as higher margin older loans were repaid and replaced with lower margin new business, and a lower mortgage and savings margin.

The reduction in the mortgage and savings margin was a result of revisions to some of our mortgage product profiles in both the first and second halves of the year, reflecting changing customer behaviour, which have slightly reduced the estimated average lives of these mortgage products. The mortgage and savings margin has also reduced as a result of the very competitive mortgage market in the first three quarters of 2007.

The costs of the medium term wholesale funding put in place by the Group towards the end of 2007 and early 2008 are being accounted for within Treasury. The planned reduction in mortgage balances and wider asset spreads on new mortgage lending are likely to lead to an increase in Retail Banking's margin in 2008.

Non-interest income
Non-interest income was £307m, £16m higher than 2006. Higher revenues from current accounts and Partner 4 products were partially offset by lower personal loan and mortgage revenues. Non-interest income from personal loans was £75m (2006: £78m), primarily reflecting lower payment protection insurance sales. Mortgage non-interest income was slightly lower than in 2006, due to lower redemption fee income.

Partner 4 product revenues were £117m, £9m higher than 2006, primarily due to increased income from investment products.

Operating expenses
Operating expenses of £372m were £2m higher than 2006, reflecting the increased costs of servicing higher business volumes and the implementation of a number of new developments, almost offset by lower customer acquisition costs, increased usage of the lower cost direct channels and ongoing productivity improvements.

The cost:income ratio was 40.5% (2006: 40.6%).

Impairment losses
The impairment loss charge in 2007 was £85m, £12m lower than in 2006.

Our mortgage asset quality remains excellent, with 0.49% of accounts over three months in arrears at the end of 2007, lower than in December 2006. The mortgage impairment loss charge was £1m (2006: £3m credit).

The unsecured personal loan impairment loss charge reduced from £90m in 2006 to £68m, reflecting the improving credit quality of the book, as well as the refinement of our Basel II provisioning methodology. At 31 December 2007, the proportion of unsecured personal loan balances over 30 days in arrears was 5.5%, lower than the 5.6% at the end of December 2006.

The current account impairment loss charge increased by £6m in 2007 to £16m, reflecting the growth in our active current account base. The current account charge reflects both fraud and overdraft write-offs.

Commercial Banking

Commercial Banking is the combination of our Commercial Bank and Treasury operations.

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	190	160
Non-interest income	324	393
Total income	514	553
Operating expenses	(287)	(304)
Depreciation on operating lease assets	(74)	(79)
Impairment losses	(168)	(8)
Core operating (loss)/profit	(15)	162
Net interest margin	0.77%	0.77%
Average interest-earning assets (£m)	24,773	20,864
Cost: income ratio[1]	70.2%	69.1%

Note:
1. The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Commercial Bank

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	153	104
Non-interest income	360	390
Total income	513	494
Operating expenses	(274)	(291)
Depreciation on operating lease assets	(74)	(79)
Impairment losses	(15)	(8)
Core operating profit	150	116
Net interest margin	2.08%	1.73%
Average interest-earning assets (£m)	7,357	5,986
Cost: income ratio[1]	67.9%	74.8%

Note:
1. The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Commercial Bank core operating profit increased by £34m to £150m.

Net interest income
Net interest income of £153m was £49m higher than in 2006. This reflects continued growth in commercial lending and business banking account balances, and a higher margin as a result of a reduction in the proportion of loans supported by bank guarantees.

Non-interest income
Non-interest income of £360m was £30m lower than in 2006. The reduction primarily reflects lower revenues from the active management of our commercial lending book, and lower money transmission revenues. The fall in money transmission revenues was a result of one-off fees in 2006 not being repeated.

Operating expenses
Operating expenses of £274m were £17m lower than in 2006. The increased costs associated with the expansion of our business centre network, the recruitment of more relationship managers and the growth in our commercial lending operation were more than offset by the one-off and ongoing cost savings from a new Post Office cash contract.

Depreciation on operating lease assets
Operating lease depreciation in 2007 was £74m, compared with £79m in 2006, reflecting a net reduction in balances.

Impairment losses
The impairment loss charge in 2007 was £15m (2006: £8m), reflecting the growth in balances and individual impairment provisions of £13m. The loss charge in 2006 included a number of recoveries and the release of an individual impairment provision. As at 31 December 2007, 0.46% of commercial lending balances were over 30 days in arrears (December 2006: 0.60%).

Commercial lending balances
The total commercial lending book, including lending to business banking customers, net of provisions and intercompany lending, as at 31 December 2007 was £8.4bn, and is included in the following balance sheet headings:

	As at 31.12.07 £m	As at 31.12.06 £m
Loans and advances to customers	6,221	4,256
Net investment in finance leases and hire purchase contracts	1,909	1,927
Operating lease assets	284	300
Total commercial lending balances	8,414	6,483

The commercial lending book continues to be well diversified across a range of business sectors as set out in Note 2, on page 59.

A number of our commercial loans are supported by bank guarantees. These guarantees amounted to £1,945m at 31 December 2007 (2006: £1,935m) as set out in Note 2, on page 59.

Treasury

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	37	56
Non-interest income	(36)	3
Total income	1	59
Operating expenses	(13)	(13)
Impairment losses	(153)	-
Core operating (loss)/profit	(165)	46
Net interest margin	0.21%	0.38%
Average interest-earning assets (£m)	17,416	14,878

Net interest income
Net interest income fell by £19m in the full year. This primarily reflects the £23m higher cost of wholesale funds and the cost of holding increased liquidity in the second half of 2007.

Non-interest income
Non-interest income was a loss of £36m, primarily reflecting the £32m reduction in the fair value of certain treasury investments.

Operating expenses
Operating costs were maintained at £13m, the same as in 2006.

Impairment losses
An impairment charge of £153m was made in 2007 (2006: £nil) against the Group's treasury trading and investment securities, comprising £142m for SIVs and £11m for CDOs.

Our SIV capital and mezzanine note investments are classified as held-to-maturity. The impairment charge on SIVs is made up of £31m realised losses on restructured SIVs, and a provision of £111m against the Group's gross exposure to SIVs at 31 December 2007 of £324m.

The provision is based on an estimate of losses that the SIVs have incurred as a result of having to sell assets at a loss to meet funding obligations. Where restructurings were known about at the balance

sheet date the provision has been based on an estimate of the expected discounted cash flows the Group will receive.

At 31 December 2007 the Group had £117m of CDOs, of which £102m were held as available-for-sale (AFS) and £15m were held at fair value through profit or loss (FVTPL). A £5m reduction in the fair value of these FVTPL assets was reflected in the Income Statement. Changes in fair value in AFS assets were recognised directly in the AFS reserve, except for £11m of losses on impaired assets which were recognised in the Income Statement.

CDOs were assessed for impairment by considering the quality and vintage of the underlying assets and the level of credit support. Certain assumptions were made with regard to US house prices, arrears levels and losses on defaults. Impairment has been calculated using an assumption of a 25% peak to trough fall in US house prices and an average repossession cost of 15%. If a more pessimistic scenario were to be assumed, including a 40% fall in US house prices and an average repossession cost of 25%, then the impairment charge would increase from £11m to £32m.

Treasury balance sheet

Treasury assets were £23.1bn at the end of December 2007, compared to £19.8bn at the end of December 2006, and £19.0bn at the end of June 2007. The £4bn increase in the second half of 2007 primarily reflects increased liquidity, with a £3bn increase in cash and deposits with banks, and a £0.8bn increase in trading and investment securities, primarily as a result of participating in a number of SIV restructuring transactions. Further information on treasury assets can be found in Note 2 on page 60.

We continue to have a high quality trading and investment securities portfolio with 94% (2006: 95%) of securities rated at A or above. Further analysis can be found in Note 2 on page 61.

Our off-balance sheet conduit continues to fund itself from its normal sources, with the exception of £24m of liquidity which has been provided by Alliance & Leicester on assets that have fallen below AA-. 93% of the assets in the conduit are rated AAA.

The tables in Note 2 pages 64 and 65 analyse Group assets and liabilities into maturity groupings, based on the remaining period to contractual maturity at the balance sheet date. A customer placing a deposit may contractually be able to withdraw funds in less than one month, but this is not an accurate representation of how long the deposit is expected to remain with the Group.

During 2007 we significantly increased the maturity of our liabilities, with total maturities of over one year increasing by more than £7bn compared to the end of 2006.

Group Items

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	**(1)**	-
Non-interest income	3	3
Total income	**2**	3
Operating expenses	**(32)**	(25)
Core operating loss	**(30)**	(22)

Group Items represent corporate overheads and income not allocated to business units. Operating expenses in 2007 included a £9m asset write-down incurred as part of the redevelopment of our Bootle administration centre.

Group Results by Income Statement Category

Net interest income

	Six months ended 30.06.07 £m	Six months ended 31.12.07 £m	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Net interest income	412	389	801	781
Average balances:				
Interest-earning assets (IEA)	66,057	72,438	69,274	60,190
Financed by:				
Interest-bearing liabilities	60,903	66,594	63,772	54,674
Interest-free liabilities	5,154	5,844	5,502	5,516
Average rates:	%	%	%	%
Bank base rate	5.31	5.71	5.51	4.64
Gross yield on average IEA	5.87	6.29	6.09	5.18
Cost of interest-bearing liabilities	4.99	5.68	5.36	4.28
Interest spread	0.88	0.61	0.73	0.90
Contribution of interest-free liabilities	0.38	0.45	0.43	0.40
Net interest margin on average IEA	1.26	1.06	1.16	1.30

Group net interest income of £801m was £20m higher than 2006. A 15% increase in average interest-earning assets more than offset a 14 basis point fall in the net interest margin.

An increase in the Commercial Bank margin was more than offset by a lower margin in both Treasury and Retail Banking.

We expect the full year Group net interest margin in 2008 to be around 1%. Higher margins on new business are expected to be more than offset by the cost of the medium term wholesale funding put in place in the second half of 2007 and early 2008, and the cost of holding higher levels of liquidity.

Non-interest income

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Fee and commission income	517	524
Fee and commission expense	(33)	(27)
Other operating income	56	90
Operating lease income	94	100
Core non-interest income	634	687
Hedge ineffectiveness	(10)	8
Total	624	695

Core non-interest income of £634m was £53m lower than 2006, primarily due to the £32m reduction in the fair value of certain treasury investments, reduced revenues from the active management of the commercial lending book and lower money transmission revenues.

Other operating income also included a £20m excess from the sale of credit card accounts to MBNA (2006: £27m). A final amount of £16m will be recognised in 2008.

The £10m loss (2006: £8m gain) from hedge ineffectiveness is explained on page 20.

Administrative expenses and depreciation

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Staff related expenditure	299	290
Post Office/cash business	94	134
Marketing costs	43	53
Premises, equipment and other costs	182	163
Outsourcing costs	15	17
Administrative expenses	633	657
Depreciation and amortisation on fixed assets other than operating lease assets	58	42
Core operating expenses	691	699
Depreciation on operating lease assets	74	79
Total costs excluding redundancy costs	765	778
Redundancy costs	8	24
Total costs	773	802
Cost:income ratio[1]	53.3%	53.0%

Note:

1. The cost:income ratio is calculated by dividing total costs excluding redundancy costs by total income excluding gains or losses from hedge ineffectiveness.

The Group cost:income ratio was 53.3%, compared to 53.0% in 2006. Excluding the impact on income from fair value reductions in certain treasury investments, the higher cost of medium term wholesale funding and higher liquidity holding costs, the cost:income ratio would have been lower than 2006.

The Group's core operating expenses were £691m in 2007, £8m lower than 2006. Post Office/cash business costs have reduced as a result of one-off and ongoing benefits from the renegotiation of the cash contract in April 2007. Marketing costs have reduced, reflecting the increasing proportion of business generated via the internet. The depreciation and amortisation charge increased by £16m to £58m in the year, reflecting the £9m asset write-down relating to the redevelopment of our Bootle administration centre and a higher software amortisation charge.

Impairment

The charge for impairment losses can be analysed as follows:

	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Retail Banking		
Mortgages	1	(3)
Personal loans	68	90
Current accounts	16	10
	85	97
Commercial Banking		
Commercial Bank	15	8
Treasury	153	–
	168	8
Total	253	105

Excluding the £153m of impairment losses in Treasury, the charge for impairment losses in 2007 was £5m lower than in 2006. The Retail Banking charge reduced by £12m and the Commercial Bank charge rose by £7m. The Treasury impairment loss charge in 2007 was £153m (2006: £nil).

The closing balances on impairment provisions were as follows:

	As at 31.12.07 £m	As at 31.12.06 £m
Retail Banking		
Mortgages	13	13
Personal loans	107	127
Current accounts	16	10
	136	150
Commercial Banking		
Commercial Bank	27	18
Treasury	122	-
	149	18
Total provisions	285	168

Mortgage provisions have remained constant, reflecting continued excellent asset quality.

The reduction in the provision for personal loans reflects the improved credit quality of the book and the introduction of a refined provisioning methodology. The increase in the provision for current accounts reflects the growth in our active current account base.

The total level of Commercial Banking provisions as at 31 December 2007 was £149m (2006: £18m), reflecting Commercial Bank provisions of £27m (2006: £18m) and Treasury provisions of £122m (2006: £nil).

Commercial Bank provisions of £27m (2006: £18m) represented 0.3% (December 2006: 0.3%) of commercial lending balances. In addition to the provisions shown above, there was a £3m (2006: £4m) residual value provision against operating lease assets. Of the leasing book of £2.2bn, 45% was bank guaranteed (December 2006: 45%).

The Treasury provision includes £11m relating to CDOs, with the remainder relating to SIVs.

Total provisions of £285m at the end of 2007 consisted of £148m (December 2006: £158m) collective impairment provisions, and individual impairment provisions of £137m (December 2006: £10m).

Taxation

The tax charge for 2007 was £103m (2006: £119m).

The underlying effective tax rate in 2007 was 27.2% (2006: 27.0%).

Statutory profit before tax for 2007 was £399m. In calculating the underlying effective tax rate, adjustments have been made for a tax credit of £3m in respect of the £10m hedge ineffectiveness loss and a tax credit of £2m in respect of £8m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £17m in respect of our innovative tier 1 capital securities.

Statutory profit before tax for 2006 was £569m. In calculating the underlying effective tax rate, adjustments were made for the release of a £30m tax provision, a tax charge of £2m in respect of the £8m hedge ineffectiveness gain, and a tax credit of £7m in respect of £24m of redundancy costs. Underlying profits were also adjusted for the appropriation of profit of £18m in respect of our innovative tier 1 capital securities.

The change in the rate of statutory corporation tax enacted in 2007, and effective from April 2008, has not had a significant impact on the Group's pre or post-tax results for 2007.

We expect to maintain an underlying effective rate of tax which is below the statutory rate of corporation tax, which is 28.5% in 2008.

Pensions

The net retirement benefits asset at 31 December 2007 was £25m (2006: £48m liability). Assets within the funded scheme are included at their market value at 31 December 2007. Liabilities within the funded and unfunded schemes are based on the most recent actuarial valuation at 31 March 2006, and updated by an independent qualified actuary to assess the liabilities as at 31 December 2007. The post retirement medical benefits liability was updated by the actuary to assess the liabilities as at 31 December 2007.

	Value at 31.12.07 £m	Value at 31.12.06 £m
Assets		
Funded defined benefit pension scheme	53	-
Liabilities		
Funded defined benefit pension scheme	-	(17)
Unfunded defined benefit pension scheme	(11)	(9)
Post-retirement medical benefits liability	(17)	(22)
	(28)	(48)
Total net retirement benefits asset/(liability)	25	(48)

Dividends

Our proposed final dividend is 36.5p (2006: 36.5p) per share, giving total dividends of 55.3p (2006: 54.1p) per share for the year, up 2.2% on 2006.

Hedge Ineffectiveness

The hedge ineffectiveness loss of £10m (2006: £8m gain) represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the hedged assets and liabilities. The impact can be volatile, but will trend to zero over time and has been excluded in reporting the Group's underlying performance.

Our Corporate Responsibility (CR) report provides an overview of how we meet the challenge of being a responsible corporation under the headings Marketplace, Workplace, Community and Environment.

The following report contains a summary of the information contained in our CR Report. The full report is published on our website at www.alliance-leicester-csr.co.uk.

Introduction

Alliance & Leicester continues to be a successful and sustainable business benefiting our customers, our shareholders and the wider community in which we operate.

Our Marketplace
We continue to provide our customers with good value products presented in a straightforward, friendly manner. We lend money responsibly, assessing that loans are affordable for customers and that the product they are buying is appropriate for their needs.

Our Workplace
Our annual employee opinion survey continues to show that we have a well-motivated workforce, with the scores once again more positive than the average for a UK employer. We have a well diversified UK based workforce, with our workplace related policies reflecting modern good practice.

Our Community
We continue to focus our community activities on the areas in which our staff and customers live and work. Our projects are focused on raising education standards and involve a combination of staff volunteering and financial support.

Our Environment
We have made significant progress during the year in improving our understanding of the Group's impact on the environment. We have completed the calculation of our carbon footprint and invested £30,000, offsetting the carbon generated from our energy usage.

Our Marketplace

Ethical and responsible lending
Alliance & Leicester is both an ethical and responsible lender. In all our business activities we will not risk the Group's reputation by knowingly associating with people, organisations, products or transactions which could potentially damage that reputation.

We continue to be a member of the FTSE4Good index. Our membership of this index is dependent on a regular independent assessment of Alliance & Leicester's corporate responsibility practices, based on the principles of Socially Responsible Investment.

Underpinning all of the Group's policies and procedures are our key business principles. These can be seen at www.alliance-leicester-csr.co.uk/policies.asp. These principles set out our position on each issue and each external stakeholder, including customers, staff, business relationships, security, the local community and the environment.

Each loan application, from either a personal or commercial customer, is considered in its own right. We aim to ensure that any money lent is used for a reputable purpose and can be repaid by the customer. Our lending policies comply with all the appropriate regulatory standards and industry codes of practice. There are however some sectors or customers who we will not lend to:

- We will not knowingly invest with any business involved in the manufacture or transfer of armaments to oppressive regimes;
- We will not knowingly invest with any business involved in the manufacture of torture equipment or other equipment that is used in the violation of human rights;
- We will not knowingly invest with any government or company which fails to uphold basic human rights within its sphere of influence;
- We do not participate in financing Sovereign debt to Third World countries;
- We will not invest in any company involved in the unauthorised development of genetically modified organisms;
- We will not support currency speculation;
- We will not provide funding to the tobacco industry;
- We will not lend to any individual entitled to claim diplomatic immunity;
- We will not lend to any individual who we know to have an unspent criminal conviction.

Commercial lending
Our Commercial Banking division has lending balances of over £8.4bn, through loans, hire purchase, finance and operating leases.

We have a specialist team of commercial lending staff based in our offices in Manchester and London, with particular expertise in a number of sectors. A breakdown of our commercial lending book by industry sector is provided elsewhere in this report.

Our commercial lending credit assessment processes are undertaken by a specialist team with significant experience and sector knowledge.

The assessment processes include, where relevant, a detailed review of environmental risks, in addition to traditional credit risks.

Our lending to the project finance sector is very small, with the majority of our lending in this sector concentrated on EU-approved infrastructure and renewable energy lending in the UK and other OECD (Organisation for Economic Co-operation and Development) member countries. We do not have any projects in developing countries. The type and mix of our business has meant that we have not sought to be a signatory to the Equator Principles (these principles are a financial industry benchmark for determining, assessing and managing social & environmental risk in project financing).

Personal lending
We make extensive use of credit bureau data to assess personal applications, as well as using data from our 2 million current account customers where appropriate. We have also lobbied in support of the widespread sharing of credit data amongst all lenders, as an aid to responsible lending across the industry. The decision to accept a mortgage application is based on three considerations – credit assessment, affordability and security. All customer applications are credit scored using Experian Delphi Plus scorecards.

The affordability calculation takes into account the customer's individual circumstances – based on their income and outgoings – providing a far more reliable and responsible judgement than is provided by the crude, traditional approach based solely on income multiples. The affordability calculation is derived from detailed analysis of Office of National Statistics data and the applicant's individual circumstances. Household living costs, existing debt repayments and the mortgage service cost are compared to net income to ensure the mortgage is affordable. The servicing cost included in the calculation is based on the amount necessary to support a repayment mortgage at the Standard Variable Rate plus 1%, which in most cases will be a rate significantly higher than the rate of interest which will be appropriate to the product they are buying. This ensures that the customer should not be financially overstretched.

We continue to use qualified valuers to value properties where the proposed loan to value ratio is greater than 60%, with automated valuations being used for loans below this threshold.

Treating customers fairly
We are committed to the principle of treating customers fairly (TCF) over the lifecycle of our relationship with them. TCF is not a new initiative for the Group, it is part of 'business as usual' and inherent in everything we do.

During 2007, we have continued to embed TCF into our everyday processes in a way that all staff can understand and, most importantly, act upon. As part of this work we have reviewed our brand values, simplifying them as well as defining in more detail what we mean by each. Our brand values are:

- Better Value – our offer to new customers;
- Straightforward – our approach to doing business;
- Friendly – our interaction with customers;
- Rewarding existing customers – our offer to existing customers.

Creditor payment policy
The Group continues to be a signatory of the Department of Business Enterprise & Regulatory Reform's Better Payment Practice Code, more details on which can be found at www.payontime.co.uk. Our policy is to:

- Agree the terms of payment at the start of business with a supplier;
- Ensure suppliers are aware of the payment terms;
- Pay in accordance with any contractual and other legal obligations.

Trade creditors of the Company for the year ended 31 December 2007 were 12 days (2006 restated: 16 days), based on the ratio of Company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Our Workplace

Responsibility for all employee related matters rests with our Group Secretary & HR Director, who reports to the Group Chief Executive and attends all Board meetings.

Alliance & Leicester's employees are the key to our current and future success, and as a business we have a responsibility to provide a positive and inclusive working environment for them. We aim to do this through:

- Recognising and rewarding good performance;
- Communicating regularly with our employees and responding to their feedback;
- Providing training and development opportunities to grow talent throughout their career;
- Promoting a diverse culture with equality for all;
- Providing a safe and healthy working environment;
- Adopting a fair and consistent approach to change initiatives.

How our employees view us
Our annual employee opinion survey was carried out in October 2007 across all parts of the Group. The survey is completed online via the Group's intranet. Kenexa, an independent research company, manage the survey to ensure absolute confidentiality.

The employee opinion survey is a key tool to aid our understanding of the views of our staff and to identify areas where we need to improve. The number of employees completing the survey remained consistently high, with 81% of the workforce responding to the survey in 2007, an increase on the previous year's response rate.

The results of the 2007 survey were well above the average for UK based companies. The 2007 survey found that:

- 90% of employees have a clear understanding of what is expected of them in their role, UK average 70%.
- 86% of employees say there is at least one person at work in whom they can trust and confide, UK average not available.
- 85% of employees think that the people they work with are committed to delivering work of a high standard, UK average 64%.

Health & Safety
The Executive Directors accept their responsibility for Health & Safety within the Group.

We believe a safe and healthy working environment is a positive business investment and we seek to achieve health and safety excellence through statutory compliance and the collective responsibility and co-operation of our managers and staff.

We have reviewed our Health & Safety Committee terms of reference and structure, to ensure that the arrangements are appropriate and follow best practice. We hold two national meetings a year with union and business representatives, as well as two local meetings in the Northern & Southern regions.

International human rights, indigenous rights and forced child labour
The Group's operations are based in the British Isles and our service and product offering is UK and expatriate based. This model means that international human rights and indigenous rights are not material issues for the Group. We are not involved in forced or child labour.

Freedom of association and collective bargaining
The Group recognises two main Unions for collective bargaining purposes, the Communications Workers Union (CWU) and the Public and Commercial Services Union (PCS). Representatives of the Unions play an active role in many people centred projects, the Stress Steering Group, Health and Safety Committee and Diversity Partnership Forum.

Pensions
During 2007, the Group and the Trustees of the Alliance & Leicester Pension Scheme reviewed the constitution of the Trustee Board in the interests of transparency, fairer representation of scheme members and the requirement to comply with new member nominated trustee regulations. The following changes were subsequently agreed and implemented:

- One of the five employer nominated trustees was replaced by an independent trustee;
- The four member nominated trustees are now elected from four defined constituencies, namely: active defined benefit members, active defined contribution members, pensioners and deferred pensioners, and any active member or third party.

Bullying and harassment policies
Our policy on bullying and harassment was developed in partnership with our Unions. It has had a high profile this year, with a number of communications issued, including an internal initiative 'Bullying – it's not big and it's not clever', during anti-bullying week in November.

Public interest disclosures
In 2007, the Group raised the profile of public interest disclosure for all staff, through a communication dropped at each desk and reinforced with intranet communications. The communications served as a reminder that the Group is serious in inviting any person with an anxiety to alert the Group Secretary & HR Director, the Head of Money Laundering or the Chairman of the Group Audit Committee, who is a non-executive director.

Diversity and equal opportunities
Alliance & Leicester believes that diversity is critical to business success, and works hard to create a respectful, safe and productive workplace.

We are committed to the principles of equality of opportunity and human rights. We do not condone any discrimination on the basis of gender, race or ethnicity, physical or mental disability, religion or belief, age, sexual orientation or marital status.

We work with our recognised Unions to develop, maintain and ensure the consistent implementation of this policy across the Group.

We have established a Diversity Partnership Forum which acts as the umbrella group for diversity activity within Alliance & Leicester. Members include the Group's Diversity Manager, representatives from staff unions, employee representatives, and internal and external technical experts.

Our Community

Alliance & Leicester supports a range of good causes and projects in our local communities. These projects not only provide direct benefit to those communities, but also provide opportunities for many of our staff to get involved. Our Director of Corporate Communications, who reports directly to the Group Chief Executive, is responsible for community affairs.

Our community investment and charitable donations programmes have continued to focus on four areas:

- Supporting initiatives aimed at improving both local and national education;
- Supporting our staff efforts in raising money for charity through the Group's matched donation scheme;
- Supporting organisations that help those who are experiencing financial difficulties;
- Supporting charities and organisations who aim to improve the links between businesses and the communities in which they operate.

Supporting initiatives aimed at improving both local and national education

Our education programme has continued to support a variety of activities for teachers and pupils of all ages in 2007. Support for education forms the core of Alliance & Leicester's community activities. We believe that by improving the standards of financial literacy in the next generation of adults:

- We will be helping our future customers to understand fully the financial services products they purchase;
- We will be increasing the quality of our future employees;
- We will be improving our local communities in general.

Literacy and numeracy skills are core to any child's education. Through Right to Read and Number Partners programmes, Alliance & Leicester and our staff are helping to improve these skills in local schools. During 2007, Alliance & Leicester has agreed to become a corporate supporter of Number Partners on a national basis, supplementing our local support in Liverpool and Leicester.

Mymoneymatters.info, our financial literacy programme for secondary school children, has gone from strength to strength in 2007. Following our initial pilot in the 2006/7 academic year, we presented the programme to a seminar of maths and citizenship teachers. As a result of the presentation, a total of 12 Leicestershire schools indicated that they would like to run the programme in the 2007/8 academic year. During the past 12 months we have updated the content and revised the lesson plans to assist the teachers and our volunteers in delivering the lessons, as well as providing quizzes and crosswords that can be used to supplement the core material. Leicestershire Education Business Company continue to co-ordinate the scheme for us, and they continue to deliver the lessons at Lutterworth Grammar School. During 2008, Alliance & Leicester volunteers will support local teachers in the delivery of the mymoneymatters lessons, helping to improve financial literacy as well as developing their own presentation and assertiveness skills.

We continue to support our partner schools, Soar Valley College in Leicester and Savio High School in Bootle, Merseyside, both of whom have gained specialist status as a result of Alliance & Leicester providing private sector funding. During 2007, our Human Resources department worked closely with the Principal at Soar Valley College and assisted in implementing a 360 degree feedback process for him and his staff. 360 degree feedback is a technique which we regularly use in business to help manage and develop staff, and it has proved successful for the Principal and his team. At Savio High School we undertake a number of activities with sixth form pupils, including offering a number of students work experience placements. As a result of these placements, two pupils have already joined the bank, taking on customer advisor roles within our Retail Banking contact centre and Commercial Bank enquiry centre.

Supporting our staff efforts in raising money for charity

During 2007, the Group donated around £90,000 to charities through our Matched Donation Scheme, which matches funds raised by staff and their children.

Supporting organisations who help those who are experiencing financial difficulties

We recognise that consumers often need specialist help to address financial problems and therefore support the work done by organisations who can help resolve these issues.

The Group continues to support Payplan, the Consumer Credit Counselling Service, the Money Advice Trust and the 'Towards a National Support Service for Money Advisors' initiative, which is led by the Citizens Advice Bureau and the Money Advice Trust.

We continue to work with the Citizens Advice Bureau on both a local and national basis. In 2007, we were one of the sponsors of the Citizens Advice Bureau National Conference in Harrogate, and also continue to support South Leicestershire Citizens Advice Bureau (SLCAB), which is based near our Head Office. We are working with SLCAB to help develop and deliver financial literacy training to adults.

Supporting organisations who aim to improve the links between business and local communities

We support a variety of organisations who aim to support the local economies of the areas where the majority of our staff live and work. A number of our divisional directors and senior managers are directors or trustees of local Chambers of Commerce, education charities and economic development forums.

We continue to be a national member of Business in the Community (BITC), and are members of Cares in Leicestershire, Leeds, Liverpool and Manchester.

Alliance & Leicester Commercial Bank is the official Banking and Finance partner of Liverpool's European Capital of Culture celebrations. As part of our £2m sponsorship of the celebrations, we held a programme of events for both staff and the local business community throughout 2007.

Donations and community investment

In 2007, we continued to support local charities and community activities. Donations for charitable purposes in the year amounted to £810,000. This includes £100,000 donated by the Group to the NSPCC.

In the North West of England the majority of the Group's charitable donations continue to be made via the Alliance & Leicester Fund managed on the Group's behalf by the Community Foundation for Merseyside. In addition, in 2007 we have set up an additional smaller fund managed by the Greater Manchester Community Foundation, to support community and charitable organisations in Manchester.

In addition to the above donations, our corporate community investment programme has given support to a number of local organisations. In 2007, we provided £614,000 of support for local community events and programmes, including £250,000 for our commercial sponsorship of the European Capital of Culture Celebrations in Liverpool.

As well as providing financial support to charities and local community organisations, we also provide support through our staff volunteering efforts and gifts in kind, such as the use of office space for the Community Foundation for Merseyside, who are based in our Bootle offices. In total it is estimated that the cost of office space and other non-financial gifts amounted to £270,000 in 2007, including £250,000 of support for the European Capital of Culture Celebrations in Liverpool. We estimate that at least £250,000 of employee time was spent supporting charitable causes and local community activities during 2007.

We do not make any donations to political parties.

Our Environment

Policy and strategy

Alliance & Leicester recognises that it has a responsibility to act in a way that respects the environment through its products, services and own operations.

In providing personal and commercial customers with banking services we will seek to ensure that, wherever possible, the design of these products, their sales processes and the way in which the services are delivered and used, contribute to the sustainable development of the community.

Across the Company we will aim to:

- Source environmentally friendly and sustainable products and services, wherever it is practicable to do so;
- Minimise energy usage, and encourage awareness amongst all staff to minimise the environmental impact of their activities by adopting good housekeeping practices;
- Incorporate environmental best practice where reasonably practicable into all decision making processes.

Strategy implementation

Our Environment Strategy is implemented through our Environmental Management System, a copy of which can be read at www.alliance-leicester-csr.uk/ems.asp. We continually look for areas in which we can reduce our environmental impact. This is aided by a number of processes, including:

- Completion of an externally verified carbon footprint;
- Participation in external environmental indices;
- Ongoing review of environmental data, for example, energy usage, recycled waste, land fill deposits, and water usage.

Executive responsibility for the environment strategy sits with the Group Secretary & HR Director.

Operational responsibility for the environment strategy sits with an Environment Committee consisting of appropriate senior managers. In addition to embedding environmental matters within business as usual, the Committee will determine annual environmental objectives.

Our carbon footprint

In our 2006 CR report, we committed to "understanding better the Group's overall carbon footprint". We have therefore been working with Bureau Veritas during 2007 to calculate and verify our carbon footprint. The result of the project is that we estimate that in 2006 Alliance & Leicester generated 8,524 tonnes of carbon dioxide (CO_2).

We estimate that, over the past three years, we have reduced our footprint by approx 6,500 tonnes of CO_2 per annum, principally as a result of using only renewable electricity.

Our carbon footprint is set out below.


4025
3850
81
229
339
Gas
Car Travel
Rail Travel
Air Travel
Waste

Carbon Footprint (tonnes CO_2)

Carbon reduction

In our 2006 CR report we committed to use our carbon footprint to "improve our understanding and planning of initiatives targeted at reducing or mitigating our environmental impacts". We also committed to "extending carbon neutrality to gas as well as electricity".

As a bank based in the UK and serving UK customers we were particularly keen to benefit the environment in the areas in which our staff and customers live and work.

During 2007, we have met with a wide range of environmental organisations and Socially Responsible Investment commentators to discuss the best methods of achieving these goals.

Most commentators advised us to reduce our emissions as far as possible, using offsetting as a last resort, and were also very supportive of our aim to focus on our local UK environment.

After taking account of all our discussions, we decided to take a two stage approach to offsetting the carbon generated as a result of the Group's gas usage and reducing the Group's carbon footprint.

1. Offsetting carbon generated by the gas we have used:

In 2006 we used 21,700 MWh of gas, generating a total of 1,125 tonnes of carbon. We estimate that it would have cost £30,000 to purchase voluntary carbon credits to offset this carbon from a verified scheme (the emission reductions being verified and certified against the Voluntary Carbon Standard).

In order to be able to have a direct impact on the environment in which our customers, staff and their families live and work we have invested that sum of £30,000 in the Heart of the Forest Carbon Challenge Scheme operated by the Heart of the National Forest Foundation.

The carbon challenge programme has been designed for companies who are adopting a holistic approach to meeting the challenge of climate change. Alliance & Leicester's contribution will be used to develop a series of carbon challenge routes around Conkers, the National Forest's visitor centre, which is close to our Head Office. The clues and discoveries made en route will all be on the theme of 'what difference can I make to climate change?' and will aim to raise people's awareness of the amount of carbon they generate.

2. Undertaking further actions to reduce our carbon footprint:

During 2008, we plan to implement a number of initiatives across the Group, targeted at reducing our carbon footprint and the carbon footprint of our employees. These initiatives are expected to focus on travel, as this is the most significant category within our carbon footprint.

Notes to figure opposite:

1. Gas figure uses absolute data, averaged over the 2004-2006 period.
2. Car travel includes: company cars, private cars, hire cars on business travel.
3. Rail travel is recorded via bookings made with our official travel agent or tickets purchased via company credit cards.
4. Air travel is predominantly short haul booked through the appointed agent or by company credit card holders directly.
5. Waste is based on volumes sent to landfill and includes an estimate for branches.

Our Carbon Footprint excludes:

- Electricity, all of which is supplied from renewable sources;
- Fugitive Hydrochlorofluorocarbons emissions;
- Commuter travel;
- Disposal of redundant equipment;
- Business travel by bus, tube, ferry and taxi;
- Supply Chain impacts upstream of arriving at our gates;
- Small volumes of material such as aluminium cans and fluorescent tubes.

Directors' Report
Corporate Governance

Board of Directors

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2.


3.


4.


5.


6.


1. Sir Derek Higgs
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business and 24 years with the Warburg Group where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. His other appointments include a non-executive directorship at Jones Lang LaSalle Inc and Chairman of Bramdean Asset Management LLP. He is also a Pro-Chancellor of the University of Bristol and a Trustee of the Scott Trust.

2. Roy Brown
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in May 2007, Roy Brown is a Chartered Engineer and Chairman of GKN plc. He is Senior Independent Director of HMV Group plc and a non-executive director of the Franchise Board of Lloyd's of London. Formerly, he was an executive director of Unilever plc and NV, a non-executive director of Brambles Industries Ltd and plc and the British United Provident Association Ltd (BUPA).

3. David Bennett
Group Chief Executive
Appointed to the Board in January 2000 as Group Finance Director, David Bennett became Group Chief Executive on 27 July 2007. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.

4. Malcolm Aish
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish is a non-executive director and Chairman of the Audit Committee of Mitsubishi UFJ Securities International plc. His previous career included nearly 30 years with N M Rothschild & Sons Ltd. At the time of his retirement in December 2003 he was Group Risk Director, having previously been Head of Banking. Malcolm was a representative of the London Investment Banking Association to the FSA Advisory Group on the Basel Accord.

5. Richard Banks
Managing Director, Commercial Banking
Appointed to the Board in 1998, Richard Banks has responsibility for the Group's Commercial Banking operations including Treasury. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.

6. Jane Barker
Non-Executive Director
Appointed to the Board in 2004, Jane Barker is a Chartered Accountant and is the Chief Executive Officer of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She was until recently the Finance Director of Equitas. She was previously a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.








7. Rod Duke
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. At the time of his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank, including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited.

8. Mary Francis
Non-Executive Director
Appointed to the Board in May 2007, Mary Francis is Senior Independent Director of Centrica plc, a non-executive director of Aviva plc and St Modwen Properties plc, a Director of the Almeida Theatre Company Limited and a former Director of Fund Distribution Limited. She was previously Director General of the Association of British Insurers, a Director of the Bank of England, and a senior civil servant in the Treasury and 10 Downing Street.

9. Mike McTighe
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe has held a number of directorships, and is currently a member of the Ofcom Board, Chairman of Pace Micro Technology plc, a director of London Metal Exchange Holdings Ltd, and also a chairman of a number of privately held technology companies. Mike also acts as an advisor to several private equity firms. Previously he was Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these experiences, Mike spent five years with Philips of the Netherlands, five years with Motorola, and ten years with GE.

10. Chris Rhodes
Group Finance Director
Appointed to the Board in June 2002 as Group Operations Director, Chris Rhodes became Managing Director, Retail Banking in 2003 and was appointed Group Finance Director on 27 July 2007. Previously he has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).

11. Margaret Salmon
Non-Executive Director
Appointed to the Board in 2004, Margaret Salmon is Chair of the Sector Skills Development Agency and has held non-executive directorships at Kingfisher plc, Manchester Airport Group plc and the University for Industry. Her previous executive roles have included being Chief Executive, BBC Resources Ltd, and HR Director at the BBC and The Burton Group.

12. Jonathan Watts
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is also President of Geo and Chairman of Alaya Samadhi Ltd. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including BellSouth Corp, Sintrom Plc, Datapoint Corp and Control Data Corp.

Directors

The following persons were directors of the Company during the year:

Sir Derek Higgs *Chairman*
David Bennett *Group Chief Executive*[1]
Richard Pym (to 27.07.2007) *Group Chief Executive*[1]
Roy Brown (from 4.05.2007)
Peter Barton (to 13.05.2007)
Malcolm Aish
Richard Banks
Jane Barker
Rod Duke
Mary Francis (from 2.05.2007)
Mike McTighe
Chris Rhodes
Margaret Salmon
Jonathan Watts

Note:
1. David Bennett succeeded Richard Pym as Group Chief Executive on 27 July 2007.

The names and brief biographies of the current directors are shown on pages 26 and 27. Chris Rhodes and Margaret Salmon will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting.

Directors' Interests in Contracts

No Director had a material interest at any time during the year in any contract with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares

Directors' interests in the shares in the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 38 to 40.

Substantial Shareholders

Shareholders with an interest in the issued ordinary share capital of the Company, disclosed in accordance with sections 791 – 828 of the Companies Act 2006, are shown in Note 38 on page 97.

Principal Risks and Uncertainties

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk and liquidity risk.

The Group has established a number of committees and policies to manage these risks. These are set out in the Statement of Corporate Governance on pages 29 to 33 and Note 2 to the financial statements on page 54 to 72.

Post Balance Sheet Events

Since 31 December 2007, a number of post-balance sheet events have arisen, which have been disclosed in Note 44 on page 101.

Authority to Purchase Shares

During the year 19,943,838 shares of 50 pence each, representing a nominal value of £9,971,919 were repurchased and cancelled, representing 4.7% of the Company's issued capital as at 31 December 2007. The aggregate consideration (including stamp duty) paid for the shares was £193.8m. The purpose of the share buyback programme was to help manage the Group's capital base.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 63.1 million of its shares, representing some 15% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements, although there are no current plans to buy back shares in 2008.

Special Business

The Annual General Meeting will be held on 13 May 2008. Special business to be transacted at the Meeting is set out in full in the Notice of the Annual General Meeting.

Auditors

In the case of each of the persons who are directors of the Company at the date when this report was approved:

- so far as each of the Directors is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- each of the Directors has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Such confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

A resolution re-appointing Deloitte & Touche LLP as the Company's auditors and authorising the Group Audit Committee to determine their remuneration will be proposed at the Annual General Meeting.

S Lloyd
Group Secretary
19 February 2008

Dear Shareholder,

This section of our Annual Report & Accounts details how we have complied with the principles of the Combined Code on Corporate Governance in 2007.

The Board is committed to and recognises the importance of high standards of corporate governance as a contribution to the success of the Group.

In our continuing drive towards transparency and maintaining an effective dialogue with our shareholders, I would, again, welcome any comments that you may have about Alliance & Leicester and our corporate governance.

Sir Derek Higgs
Chairman

Compliance Statement

For the year ended 31 December 2007, Alliance & Leicester has applied the principles and complied with the provisions of Section 1 of the Combined Code on Corporate Governance. The Code was revised with effect from 1 November 2006 and the revised Code applies to Alliance & Leicester with effect from 1 January 2007. Details of how Alliance & Leicester complied with the Code are summarised in this statement.

Board Structure

At the date of this report, the Board comprises the Chairman, Sir Derek Higgs, the Group Chief Executive, David Bennett, two executive directors and eight independent non-executive directors. There is a clear division of responsibility between the roles of the Chairman and the Group Chief Executive.

All Board members have the collective responsibility for ensuring that the affairs of the Company and its subsidiaries are managed competently and with integrity.

The Directors come from diverse business backgrounds and each actively and effectively contributes to the work of the Board and its Committees.

On 27 July 2007 Richard Pym retired as Group Chief Executive and was succeeded by David Bennett, who also has direct responsibility for Retail Banking. Chris Rhodes, previously the Managing Director, Retail Banking, has taken over the role of Group Finance Director from David Bennett.

Roy Brown was appointed to the Board as a non-executive director on 4 May 2007 and succeeded Peter Barton, who resigned on 13 May 2007, as Deputy Chairman and Senior Independent Director.

Mary Francis was appointed to the Board as a non-executive director on 2 May 2007.

The Directors are required to report any material change in their circumstances to the Board. The Chairman, during 2007, reported that he resigned as Chairman of Partnerships UK Plc on 31 May 2007. The significant other commitments of the Directors are monitored and are set out in their biographical details on pages 26 and 27.

The Board considers all the non-executive directors to be independent. Their role is to constructively challenge the management team and to utilise their business expertise, skills and experience to supplement the executive directors' management of the Company.

The Group Secretary, Simon Lloyd, is an employee of the Company.

Role of the Group Board

The Board is responsible for setting the Company's strategy to deliver increased shareholder value and for reviewing the Company's operating, financial and risk performance. The Chairman is responsible for leading and managing the Board, ensuring it operates effectively and fully discharges its legal and regulatory responsibilities.

The Board has established a number of Committees to support its work. Both the Board and its Committees meet regularly and details of the number of Board and Committee meetings and the attendance at those meetings are set out in the table on page 33. The Board also met twice in 2007 to consider strategic matters and to receive presentations from the Executive Directors. Minutes or reports of each of these meetings are circulated to all directors.

The formal schedule of matters specifically reserved to the Group Board includes:

- setting corporate strategies and objectives;
- approval of interim and final financial results and dividends;
- appointment of directors;
- approval of major capital expenditure;
- approval of annual budgets and medium term plans;
- approval of significant changes in the Group's structure and product range.

The Executive Committee is chaired by the Group Chief Executive and makes decisions in relation to significant operational and financial matters affecting the Group. The Board delegates the management of the Group to the Group Chief Executive to approve all other matters within agreed financial limits, and he in turn delegates the operational and financial management of the Group to the executive directors and senior managers.

Appointment, Induction and Training of Directors

The Board composition is kept under review to ensure that there is an appropriate balance of directors, and their skills and experience are relevant for the requirements of the business.

The Nomination Committee is responsible for the process for appointing new directors and making recommendations to the Board. When considering a new appointment, the Committee agrees clear selection criteria and appoints an external consultancy to identify potential candidates, from whom a short list is presented to the Committee.

Newly appointed directors submit themselves for election by shareholders at the first Annual General Meeting after their appointment and at least every three years thereafter. The new directors have undertaken an induction programme, including guidance on each director's statutory duties and legal responsibilities, to provide an understanding of the Group and its strategy, products, markets and financial position. They have held a series of introductory meetings with senior management, and all non-executive directors have made regular visits to the Group's operational locations.

The Group Secretary has responsibility for advising the Board on all governance matters and as such all directors may, at any time, seek access to the services of the Group Secretary and his colleagues. Furthermore, all directors may in addition seek independent professional advice on issues affecting the Group, on request via the Group Secretary, at the Group's expense. Most members of the Board have attended external training and development events to ensure that they continue to maintain the necessary skills and knowledge to fulfil their roles.

The appointment of all non-executive directors is documented in a letter of appointment, the standard terms of which are available on the Group website at www.alliance-leicester-group.co.uk.

Board Committees

The terms of reference for the principal Board Committees are reviewed annually and can be found on the Group website at www.alliance-leicester-group.co.uk. The composition of each Committee seeks the best use of the non-executive directors' skills and experience. The current Board Committee structure and the work of the principal Committees is set out below.


Group Board
Nomination Committee
Remuneration Committee
Group Audit Committee
Group Risk Committee

Nomination Committee

The Nomination Committee comprises the Chairman and up to four non-executive directors and is responsible for:

- evaluating the balance of skills, knowledge and experience on the Board and the structure, size and composition of the Board and its Committees;
- annually reviewing the performance of non-executive directors and Board Committees;
- recommending and reviewing new appointments to the Board as they become due; and
- reviewing and approving Board, Committee and senior management succession.

As at 19 February 2008, the Committee members are:

Sir Derek Higgs *Chairman*
Roy Brown (from 4.05.07)
Mary Francis (from 2.05.07)
Margaret Salmon
Jonathan Watts

Peter Barton resigned from the Committee on 13 May 2007.

Simon Lloyd is the secretary of the Committee.

The main focus of activity for the Committee during 2007 was the appointment of various directors, following a review of succession plans.

Following the retirement of Michael Allen in December 2006 and the impending retirement of Peter Barton in May 2007, the Committee engaged executive search consultants to assist in the selection of their replacements. The Committee's review of the mix of skills and experience that would benefit the Group the most formed the basis for the search criteria. From the shortlist of candidates interviewed, the Committee recommended the appointments of Mary Francis and Roy Brown to the Board and they were duly appointed on 2 and 4 May 2007 respectively.

In February 2007, Richard Pym, Group Chief Executive, announced his intention to retire once a suitable replacement had been found. The Committee considered the leadership needs of the Group and, after considering both external and internal candidates shortlisted by an executive search consultant, recommended that David Bennett, the existing Group Finance Director, be appointed as Group Chief Executive and take on Retail Banking responsibilities.

As a result of this appointment, Chris Rhodes, Managing Director, Retail Banking, was invited by the Board and accepted the role of Group Finance Director. These appointments were effective from 27 July 2007.

In addition, the Committee has adopted a continuous approach to identify suitable candidates to join the Group Board as non-executive directors, with the help of an executive search consultant, and has interviewed candidates for future positions.

The Committee has reviewed and updated the standard non-executive director's letter of appointment in light of parts of the Companies Act 2006 becoming effective from 1 October 2007.

Remuneration Committee

The Remuneration Committee is responsible for determining the remuneration and contractual arrangements of individual directors, having regard to a policy framework on executive remuneration agreed by the Board. The composition and work of the Remuneration Committee and the Group's remuneration policy is described in detail in the Directors' Remuneration Report on pages 34 to 40.

Group Audit Committee

The Group Audit Committee is responsible for a number of internal controls and the Group's Financial Reporting.

The Committee:

- reviews the effectiveness of the Group's system of internal control;
- considers the annual Internal Audit and Compliance plans and those departments' activities, resources and organisational structures;
- approves the annual Internal Audit and Compliance plans and monitors their progress;
- reviews the Annual Report & Accounts and Interim Results on behalf of the Group Board;
- reviews the management representations;
- reviews the changes to accounting policy and compliance with best principles and regulatory requirements;
- reviews the control of the financial business risks; and
- reviews the appointment and re-appointment of external auditors and the nature and scope of work to be performed by the external auditors.

As at 19 February 2008 the members of the Committee are:

Jane Barker *Chairman*
Malcolm Aish
Rod Duke
Mary Francis
Mike McTighe

The Board considers that the members of the Committee have relevant skills and experience from a range of financial services and technology backgrounds, enabling them to apply meaningful independent judgement as part of their role. In particular, Jane Barker has the requisite 'recent and relevant financial experience', as recommended by the 2006 Combined Code, to ensure that the Committee can fulfil its role effectively.

Alison Ward, Head of Group Internal Audit, is the secretary of the Group Audit Committee and during 2007 the meetings were attended by the Chairman, the Group Chief Executive, the Executive Directors, the Director of Group Financial Control and Reporting, the Director of Group Risk, the Group Secretary, the Head of Group Compliance and representatives from Deloitte, the external Auditors.

Jane Barker, the Chairman of the Committee, reports on the Group Audit Committee's activities during 2007 as follows:

"I am pleased to report to you on the Committee's activities in 2007.

The responsibilities of the Committee are set out in its Terms of Reference, which are available at www.alliance-leicester-group.co.uk. An annual review was carried out to confirm the Committee has complied with these Terms of Reference.

We met four times in 2007, and in accordance with the Terms of Reference we met privately with the Head of Group Internal Audit and the external Auditors, to allow them to discuss freely any items of concern.

Risk Management and Internal Control
At each meeting the Committee considered a number of reports which detailed the Group's systems of risk management and internal control. Key issues identified in these papers were reviewed and reported back to the Committee until a satisfactory resolution had been reached. An annual report on Key Current and Emerging Risks supplement the Committee's understanding of potential emerging risks that might impact the Group's business in the future.

Internal Audit and Compliance
The Committee reviewed and approved on behalf of the Board the Terms of Reference for the Group Compliance and Internal Audit departments, the reports to the Committee of Group Internal Audit and the Head of Group Compliance and the Group Internal Audit and Group Compliance plans and resourcing for 2008.

External Audit
We considered and recommended to the Board the terms of engagement for the external Auditors. A report on the non-audit services provided by the external Auditors was considered and the level and categorisation of non-audit services was noted. The Committee also reviewed Management Representations given to the external Auditors and considered the appropriate accounting policies applied to the Group Financial Statements.

Financial Statements
The Committee considered and recommended to the Board for approval the draft 2007 Annual Report and Accounts, Summary Annual Report and Preliminary Results Announcement. It also noted the final dividend payment for 2007 and financial reporting developments. In the last quarter of the year, we considered the Group Accounting Disclosures Review, this Statement of Corporate Governance and the Statement of Information given to the external Auditors by directors for the 2007 Annual Report and Accounts."

Jane Barker
Chairman of the Group Audit Committee

Group Risk Committee
The Group Risk Committee approves the Group's overall risk appetite and reviews and approves the policy statements relating to credit, market, liquidity and funding risks. In addition, the Committee oversees the effective implementation of the Group's operational risk policies. The Committee also monitors the risks associated with the Group's pension scheme.

The Committee also approves the use of the Group's economic capital models in relation to credit, market, operational, pension fund and other risks, for the purposes of assessing capital adequacy and measuring the risk adjusted performance of business units and activities.

It receives and considers reports on the status of key current and emerging risks and internal controls relating to those risks. The Committee also receives the report from the Group Money Laundering Reporting Officer.

An overview of the Group's risk management and control framework can be found in Note 2 on pages 54 to 72.

The Committee comprise four non-executive directors, the Group Chief Executive and Michael Thomas, the Director of Group Risk. In 2007 meetings were also attended by the Chairman, the executive directors, the directors of Credit & Risk for the Commercial and Retail Banks, the Director of Lending, the Group Secretary, the Head of Group Compliance, the Head of Group Internal Audit and the Money Laundering Reporting Officer.

The Committee members as at 19 February 2008 are:

Malcolm Aish *Chairman*
Jane Barker
Roy Brown
Rod Duke
David Bennett
Michael Thomas

Richard Davies, Head of Operational Risk, acts as secretary to the Committee.

Malcolm Aish, the Chairman of the Committee, reports on the Committee's activities in more detail below:

"I am pleased to report to you on the Committee's activities in 2007.

We met five times during 2007. Our responsibilities are set out in the Committee's Terms of Reference, which are available at www.alliance-leicester-group.co.uk. I have set out below some of the key activities of the Committee in 2007.

Risk Management Framework
Throughout the year we have regularly reviewed reports on key current and emerging risks and internal controls relating to those risks, to ensure that key risks impacting the bank are understood and appropriate action is being taken to mitigate them. Reports from Group Internal Audit and Group Risk were received, detailing risk issues and control matters that have occurred across the Group.

As part of monitoring the overall effectiveness of the Group's risk management framework, we have received regular reports on the activities of the Group's other risk management committees including the Executive Credit Committee, the Assets and Liabilities Committee, and the Group Operational Risk Committee. At the February and July 2007 meetings we reviewed and approved the Group's Internal Control Policy certification.

As part of our task of monitoring the effectiveness of the Group Risk function, in November 2007 we approved the Group Risk Terms of Reference along with its 2008 plan and resourcing levels.

Credit, Market, Liquidity and Funding
During the year, the Committee received and discussed reports from the Retail Banking and Commercial Banking in relation to the extent of the Group's Credit, Market, Liquidity and Funding risks. It has approved all the key credit, market, liquidity and funding policies, asset quality plans, lending triggers and internal ratings models.

We take a keen interest in risks arising from changes in the UK economy and these are discussed in depth at each meeting. We also regularly reviewed the risks associated with retail property prices.

The Committee has verified that we have at all times complied with our liquidity policy, and the FSA rules on liquidity (IPRU-BANK, Chapter LS), and reviewed the liquidity stress test results.

Operational Risk and Capital Adequacy
The Committee has received and discussed reports from the Head of Group Compliance and the Group's Money Laundering Reporting Officer. We approved the key Operational Risk Policies for the Group.

From time to time we receive specific presentations from senior managers within the Group that have functional risk responsibility. In February 2007 we received a detailed update in relation to Legal Risk within the Group.

Throughout the year we have received reports on the status of the Group's capital adequacy framework and we have approved the Group's capital adequacy and stress testing policies. We have reviewed and approved the summary Full Internal Capital Adequacy Assessment."

Malcolm Aish
Chairman of the Group Risk Committee

Chairman's Committee
The Chairman's Committee is empowered to make decisions on matters between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director and the Group Chief Executive or one other executive director.

Evaluation of Board and Committees Performance
The performance and effectiveness of the Board and its Committees is evaluated annually. This year's evaluation was conducted internally using a detailed questionnaire and a self assessment by directors of their performance and a peer evaluation of fellow directors. Amongst the aspects reviewed were the role and organisation of the Board, agenda and Board materials management, Board processes and composition and functioning of Board Committees.

As part of the evaluation process, each director discussed his or her own performance and their individual effectiveness evaluation with the Chairman.

In addition, Roy Brown, as Senior Independent Director, met with the non-executive directors as a group without the Chairman present, to consider the Chairman's performance.

The results of the evaluation of each Committee are discussed by the Committee and reported to the Board by its Chairman.

All aspects of the evaluation were reviewed and discussed by the Board and it was agreed that emphasis would continue to be placed on succession planning, consideration of risk appetite and strategic planning. The directors concluded that the Board is functioning effectively and fulfilling its duties and obligations.

Accountability and Audit
The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The directors are required by law to establish systems for the control of the conduct of the business under the Financial Services and Markets Act 2000 and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Risk and Group Audit Committees.

The Group's system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and provide reasonable assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud. The Group Risk Committee received reports on the current operation of internal controls in relation to key and emerging risks, and the Group Audit Committee carried out an overall review of the effectiveness of the Group's system of internal control for the year to 31 December 2007.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Turnbull Guidance for directors within the Combined Code.

The Board receives monthly reports from the key executives identifying performance against budget, major business issues, the impact of the external business and economic environment on their areas of responsibility and significant risks facing the businesses and how they are being controlled. The Board also receives minutes and reports from the Chairmen of the Group Audit Committee and the Group Risk Committee. These identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risks to which the Group is exposed, and how they are being controlled.

Each meeting of the Group Risk Committee and the Group Audit Committee receives a report identifying the effectiveness of internal controls together with specific reports on any significant issues.

The key features of the system of business control and risk assessment established by the Board are:

- a Group Internal Control Policy requiring all senior managers to identify major risks and monitor the effectiveness of internal controls against key performance indicators applied throughout the business. The effectiveness of these controls is confirmed and certified to the Board in February and July each year via the Group Risk Committee and the Group Audit Committee. The Group's Internal Audit Department carries out reviews of the self certification process operated by each department or business unit as part of the audit of that department or unit;
- a well defined management structure with clear accountabilities and delegations;
- the Group Audit Committee, the Group Risk Committee and a system of executive management committees, including the Executive Committee, enhance and support the oversight role of the Board;

- a comprehensive planning and budgeting process that delivers detailed annual financial forecasts and targets for Board approval;
- management information systems which enable the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget;
- a Group Risk Management function and Group Operational Risk Committee with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions;
- a Group Internal Audit function which reports to the Group Audit Committee on the effectiveness of key internal controls in relation to these major risks;
- a Compliance function to manage relationships with the Group's key regulators and to identify major compliance and regulatory risks;
- a Financial Crime Steering Group, chaired by the Group Secretary, which considers the potential exposure of the Group to loss through financial crime and the controls in place to mitigate the risk of such loss;
- a Money Laundering Reporting Officer and anti-money laundering procedures, and controls including training programmes for all staff;
- documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled; and
- internal assurances given by senior managers to the Board that all risks affecting the business have been reviewed and have identified any risks that need to be reported to the auditors for the purposes of S234ZA of the Companies Act.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and statistical returns covering all areas of its business and meets regularly with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern

The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Relations with Shareholders

The Company's investor relations programme is tailored to meet different shareholder requirements.

The Company's institutional shareholders can attend meetings, conference calls, presentations and results briefings. The Company values dialogue with its institutional shareholders, who regularly meet with the Company's management and have the opportunity to request meetings with the Chairman and the senior independent non-executive director. A representative from one of the Company's institutional shareholders met with the Board during 2007 as part of the Group's communication programme with institutional investors.

The Board receives monthly updates on changes in the Group's institutional share register, together with details and feedback from any meetings held with shareholders.

To ensure the Board is kept up to date on current external views, directors also regularly receive copies of analyst research notes on the Company.

The Chairman and some of the non-executive directors attend results presentations, and the senior independent non-executive director is available to deal with any concerns raised by shareholders which cannot be resolved through the normal channels of the Chairman or Group Chief Executive.

Communication with private shareholders is primarily managed by the Group Secretary. All shareholders have the opportunity to meet the directors at the Annual General Meeting. This is held in the evening at the Company's Leicestershire head office. If shareholders are unable to attend they are encouraged to vote by proxy and may appoint their proxy by post, on the internet or via CREST.

Holders of ordinary shares registered on the appropriate record date are entitled to attend and vote at general meetings of the Company, or adjourned meetings (either in person or by proxy) in respect of the number of ordinary shares registered in their names at that time. Each share carries the right to one vote on a poll.

All shareholders can view their shares, register or amend a dividend mandate instruction, change address details and register an email address online via www.alliance-leicester-shareregistrars.co.uk and following the online instructions. Shareholders are also able to put questions to the Company via the website.

The holders of any series of Preference Shares are entitled to vote at a General Meeting of the Company in certain circumstances set out in the Company's Articles of Association. In those circumstances, Preference Shareholders are entitled to one vote for each share held.

The Group website at www.alliance-leicester-group.co.uk provides investors and potential investors with information about the Company, share price information, annual and interim results, Company announcements, investor presentations, Group policies and terms of reference for its Board Committees.

Attendance at Board and Committee Meetings During 2007

	Group Board	Remuneration	Nomination	Audit	Risk
Total number of meetings held in 2007[1]	15	6	5	4	5
Sir Derek Higgs, Chairman	15	6	5		
David Bennett	15				1
Richard Pym (to 27.07.07)	6				4
Roy Brown (from 04.05.07)	10	3	2		4
Peter Barton (to 13.05.07)	4	3	3	2	1
Malcolm Aish	15			4	5
Richard Banks	15				
Jane Barker	14			4	5
Rod Duke	15			3	4
Mary Francis (from 02.05.07)	9	3	1	2	
Mike McTighe	13	5		4	
Chris Rhodes	15				
Margaret Salmon	14	6	4		
Jonathan Watts	13		4		

Note:
1. Attendance figures indicate directors' attendance at meetings where they are a member of the board or committee. Directors may also be invited and have attended additional meetings at the request of the Board or Committee Chairman.

All directors receive the Board papers and if they are a member of a Committee the relevant Committee papers, and have the opportunity to raise questions via the Chairman or Group Secretary or Secretary of the Committees if they are unable to attend.

This report explains how the Company has applied the principles of good governance set out in the Combined Code and contains the disclosures required by Schedule 7A to the Companies Act 1985 (the Companies Act). The report of the auditors on the financial statements set out on page 42 confirms that the scope of their report covers, where required, the disclosures contained in or referred to in this report that are specified for their audit by the UK Listing Authority and under the Companies Act.

The report has been approved by the Board and shareholders will be invited to approve it at the Annual General Meeting on 13 May 2008.

Unaudited Information

Remuneration Committee

Role

The Remuneration Committee ('the Committee') is responsible for determining the pay and benefits (including pension arrangements) and contractual arrangements for the Chairman, executive directors and the Group Secretary, and for overseeing the Group's share plans. The Committee also considers and monitors the structure and levels of remuneration for senior managers throughout the Group. In fulfilling its role, the Committee develops and recommends to the Board remuneration strategies that drive and reward performance. It operates under the delegated authority of the Board and its terms of reference are available to view on the Group's website at www.alliance-leicester-csr.co.uk.

During the year, the Committee inter alia (a) reviewed the remuneration of the executive directors, associate and divisional directors, the Group Secretary and Group senior managers, (b) approved performance related awards under the Restricted Share Plan, (c) monitored the vesting of awards under the Executive Share Option and the Deferred Bonus plans, (d) appointed new external advisers to the Committee in relation to share plans, (e) rebalanced the award levels for directors under the Company Share Option Plan and Performance Share Plan (LTIP), and (f) agreed the remuneration arrangements for David Bennett in succeeding Richard Pym as Group Chief Executive and Chris Rhodes' appointment as Group Finance Director.

Membership and Meetings

The Committee comprises the following non-executive directors:

Margaret Salmon *Chairman*
Roy Brown
Mary Francis
Sir Derek Higgs
Mike McTighe

Margaret Salmon became Chairman of the Remuneration Committee following Peter Barton's retirement in May 2007. Also in May, Roy Brown and Mary Francis joined the Committee.

The Group Secretary, Simon Lloyd, acted as Secretary to the Committee until 31 October 2007 and provided professional advice to the Committee on governance issues. Simon Lloyd was appointed as Group Secretary and Group HR Director on 1 November 2007. Sandra Odell, Deputy Secretary, was appointed as Secretary to the Committee with effect from 1 November 2007.

The number of Committee meetings held during 2007 and directors' attendance is set out on page 33. The Group Chief Executive and Group HR Director attend Committee meetings at the invitation of the Chairman of the Committee to provide background and context on matters relating to the remuneration of the executive directors and senior managers.

The Chairman, the Group Chief Executive and the Group Secretary and Group HR Director are not present when the Committee discusses matters directly relating to their personal remuneration.

The Committee's performance is evaluated on an annual basis and the results are reported to the Board. The evaluation process is set out in the Statement of Corporate Governance on pages 29 to 33.

Advisers

The Committee and the Group use the services of Mercer Human Resource Consulting ('Mercer') to advise specifically on pension related issues. Mercer also acts as actuary and adviser to the Group's pension scheme and advises the Company on matters relating to the operation of the pension scheme. New Bridge Street Consultants ('NBSC') were appointed to provide specialist advice on technical aspects of the Group's share plans by the Committee and replaced Deloitte & Touche LLP with effect from 1 February 2007. NBSC also act as independent advisers to the Committee on remuneration issues for the executive directors and senior management. Towers Perrin advise the Company on remuneration issues for senior management below the Board.

Remuneration Policy

To continue to deliver shareholder value the Group needs to attract and retain high calibre people and create appropriate reward opportunities for them. The Board's remuneration policy for executive directors and senior managers is aligned with this objective. It rewards both individual and Group performance, measured against performance criteria that are relevant, realistic and challenging. Remuneration arrangements will continue to focus on incentive plans that encourage the delivery of strategic and operating plans and shareholder value.

Under Committee guidelines, each executive director is required to build up over a period of five years and retain whilst a director, a minimum holding of shares in the Company with a value equivalent to their annual basic salary.

In 2008, annual salary will continue to be set at levels not normally exceeding market median, whilst bonuses and long term incentive plans will enable executives to receive upper quartile rewards for delivery of upper quartile levels of performance. The Committee reviews all elements of these reward packages by benchmarking against other banks and financial services organisations.

Performance Graph

The performance graph below shows the Company's performance, measured by Total Shareholder Return ('TSR'), in comparison with the FTSE 100 Index over the five years ended 31 December 2007. The FTSE Index was chosen as it is a broad equity market index of which the Company forms a constituent.


200
175
150
125
100
75
50
Dec '02
Dec '03
Dec '04
Dec '05
Dec '06
Dec '07

TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Components of the Remuneration Package

Basic Salary

Basic salaries of executive directors are set by reference to information from independent advisers on a specific financial services comparator group and general market trends within companies in the FTSE 100 index. The Committee reviews this information in light of the performance of both the Company and the relevant individual, and has proper regard to pay levels throughout the Company. Salary levels are reviewed annually in July (unless an individual's responsibilities change) and may vary depending on each executive director's experience, responsibilities and personal contribution. Current basic annual salaries are as follows:

Name	Richard Banks	David Bennett	Chris Rhodes
Amount	£345,000	£600,000	£450,000

Details of executive directors' salaries paid in 2007 are set out on page 38.

Senior managers' salary levels are also assessed annually against those of other major UK based financial institutions and FTSE 100 companies and the Company seeks to set pay levels around market median in line with the above stated remuneration policy.

At 31 December 2007, the average basic salary for the most senior Group managers was £192,000. The salary banding for this group is as follows:

Salary Band (£)	Number of Managers
125,000 - 150,000	4
150,000 - 175,000	4
175,000 - 200,000	2
200,000 - 225,000	-
225,000 - 250,000	2
250,000 - 275,000	3
Grand Total	15

Annual Bonus

For 2007, bonuses were contingent on achievement of performance targets set by the Committee. These combined Group targets for pre-tax profit and return on equity with individual performance targets. Both the return on equity ('RoE') target, of between 17% and 24%, and the pre-tax profit ('PBT') target were calculated on a sliding scale. A multiplier of 0.5 would be applied for meeting the PBT target and a multiplier of 0.5 for achieving 21% RoE, rising to a maximum combined multiplier of 1.6 for achieving a defined level of PBT and an RoE of 24%. Group targets were consistent for all senior managers and directors eligible to participate in the bonus scheme. For individual performance targets a multiplier of up to 1.25 is applied.

Assessment of executive directors' performance against their individual objectives was carried out by the Committee. Individual performance objectives were directly linked to achievement of the Group's strategic targets. The Committee reviewed the Group's overall business performance in detail and noted that although the Group's overall performance had been affected by the unexpected global market conditions, underlying business performance during the year had been strong. The Remuneration Committee had therefore concluded that the payment to executive directors in accordance with the rules of the scheme was appropriate.

An executive director's bonus for on-target performance was 75% of salary with a maximum of 150% of salary for exceptional performance. The actual bonus was arrived at by calculating the combined multiplier for performance against Group targets, multiplied by the relevant individual performance multiplier and applying the resulting multiple to 75% of the relevant executive director's salary.

It is intended that a similar bonus scheme will operate in 2008.

It is not the Committee's policy to award transaction related bonuses to executive directors. Bonuses are discretionary and non-pensionable.

Share Options

All executive, associate and divisional directors were eligible in 2007 for the grant of executive options under the Alliance & Leicester Company Share Option Plans.

Grants are made in two tranches following the final and interim results.

Options granted in 2006 and 2007 will vest on a sliding scale: 50% of options awarded will become exercisable at earnings per share ('EPS') growth of RPI+3% per annum and 100% of awards will become exercisable if EPS growth equals or exceeds RPI+5% per annum over the three year performance period. Straight-line interpolation will be used for achievement between those points. Executive options granted prior to 2006 were linked to the achievement of compound EPS growth over a three year performance period of RPI+9%. The achievement of this target results in full vesting. The performance target for options to be awarded in 2008 are under review by the Committee.

The aggregate value of new shares, over which options to subscribe may be granted to each director in any year, cannot exceed a maximum total annual amount of two times that individual's basic salary. In 2007 the grant level was reduced for executive directors to 100% of basic salary from 150% in 2006, but an increase was made to the grant level under the Performance Share Plan to 150% of annual basic salary (see page 36 for details). The intended grant levels for associate and divisional directors for 2008 will be in the range of 100% to 150% of annual basic salary.

Options normally vest after three years, subject to attainment of the relevant performance conditions. There is no retesting.

The Company Share Option Plan rules state that options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group. Also, in these circumstances, any performance conditions attaching to the exercise of the options awarded prior to 2006 cease to apply. The Committee may exercise discretion over the vesting of awards in any other circumstances.

For awards made from 2006, if any of these events should take place, the number of shares over which the option can be exercised will be determined by the Committee, having regard to the amount of time elapsed since the grant of the option, and the extent to which performance conditions have been met.

Senior managers (excluding executive, associate and divisional directors) participate in a Restricted Share Plan under which awards usually ranging up to 15% of basic salary (depending on individual performance ratings) are made. However, under the plan awards up to 150% of basic salary are permitted and, exceptionally, awards of up to this limit are made to selected senior managers (excluding executive, associate and divisional directors) in connection with delivery of the Group's programmes and projects. These awards are subject to performance targets.

Hedge Ineffectiveness

The Committee recognises that accounting volatility arises from the requirement in IAS 39 to measure all derivatives at fair value, with changes in fair value recorded in the income statement unless designated as part of a hedging relationship. The volatility from derivative fair value movements can be mitigated by hedging, but in practice some accounting volatility will remain, even where hedges are used to match the risk exposure on an economic basis. Therefore, for grants made from 2005, the Committee has agreed that calculation of the underlying EPS should exclude fair value accounting volatility. This is consistent with the calculation of one of the Group's other primary strategic targets, return on equity, which also excludes this.

Long Term Incentive Plans

Deferred Bonus Plan

The last grant of deferred and matching options to executive directors was made in 2005, relating to annual bonuses awarded for 2004. Existing awards of matched shares under the plan only begin to vest when median TSR performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance. The constituents of the peer group[1], excluding the Company are:

Barclays Bank plc	Northern Rock plc
Bradford & Bingley plc	HBOS plc
The Royal Bank of Scotland Group plc	Lloyds TSB Group plc

Note:
1. The peer group originally included Abbey National plc. Following the takeover of Abbey by Banco Santander a 'synthetic stock' is now used.

The rights to matching shares cannot normally be exercised for three years, except in the circumstances set out below, and lapse if not exercised within seven years of the date of grant. TSR was considered by the Committee to be a suitable measure for this type of plan as it provided clear links with the creation of shareholder value.

Under the Deferred Bonus Plan, options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability or at the discretion of the Plan Trustees, based on the recommendations by the Committee, in any other circumstances. Performance conditions apply unless waived by the Committee and are normally subject to a three-year performance period, without re-testing.

Senior managers (excluding executive, associate and divisional directors) participate in the new deferred bonus plan introduced in 2006. No performance conditions apply to the exercise of options under this plan. If the Committee decided to allow directors to participate in the plan in future, a performance condition would be attached to the matching options.

Performance Share Plan

Executive directors and, since 2006, associate and divisional directors participate in the Alliance & Leicester Performance Share Plan. The annual award under the plan will normally be over shares and accrued dividends to the value of 100% to 150% of annual salary, having regard to the performance of the business and the individual. Awards of shares are reduced by the anticipated dividends accruing over the performance period to better align the awards with shareholder returns. Accrued dividends will be paid in cash in proportion to the number of shares vesting.

The maximum annual award under the Rules of the Plan is 200% of annual salary.

The performance period is three years, with no re-testing. For grants made in 2005 and 2006 the performance test is in two parts:

- 50% of the award vests in line with the Company's TSR performance relative to a peer group of banks which consists of the following:

Allied Irish Banks plc	Bank of Ireland plc
Barclays Bank plc	Bradford & Bingley plc
HBOS plc	HSBC plc
Lloyds TSB Group plc	Northern Rock plc
Standard Chartered plc	The Royal Bank of Scotland Group plc

  30% of this part of the award is payable at median performance and maximum vesting is for achieving upper quartile performance, with straight-line interpolation between these points.

- The other 50% of the award vests according to the Company's adjusted EPS growth relative to inflation over each performance period. 30% of this part of the award will vest when the adjusted EPS growth equals RPI+3% per annum, over the performance period, with full vesting at a growth of RPI+8% per annum, and straight-line interpolation applying between these points.

For awards made in 2007 the performance test is in three parts:

- One third of the award will vest in line with the Company's relative TSR performance. Friends Provident and Legal & General have replaced HSBC and Standard Chartered in the peer group;
- One third of the award will vest according to the Company's adjusted EPS growth, on the same basis as the current EPS target;
- One third of the award will vest according to the Company's performance against its RoE target. 30% of this award will vest when the Company achieves an RoE of 20% over the performance period, with full vesting for achieving an RoE of 24% and straight-line interpolation applying between these points.

The performance tests and comparator group for awards to be made in 2008 are being reviewed by the Committee.

In the event of a change of control of the Group taking place, the Committee, in its absolute discretion, will determine the extent to which an award may vest, having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied.

If an individual leaves the Group, an award that has not vested will normally lapse. However, in exceptional circumstances (for example, as a result of retirement) the rules of the plan allow awards to vest early at the discretion of the Committee.

Shares delivered in connection with the Plan will be sourced from newly issued or treasury shares, subject to the usual dilution limits, or from market purchases.

None of these benefits is pensionable.

In 2007, Performance Share Plan awards were made to directors with a maximum value including accrued dividends of:

- 150% of annual basic salary for executive directors; and
- 200% of annual basic salary for associate and divisional directors,

subject to the achievement of the performance conditions set out above. In 2008 the grant level for executive directors will be in the range of 100% to 150% and for associate and divisional directors the grant level will be in the range of 100% to 150% of annual basic salary, including anticipated dividends accruing over the performance period.

Employee Share Plans

Executive directors also participate in the Company's existing Employee Share Plans, including the Savings Related Share Option Plan (ShareSave) and the Company's Share Incentive Plan (SIP), on the same basis as all other employees. There are no performance conditions attached to these plans.

Service Contracts

Executive directors have service contracts that continue until terminated by twelve months' notice (but which in any event terminate on their 65th birthday).

The contractual provisions state that, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, the director is entitled to receive payment of twelve months' basic salary and pension benefits. In addition, the Committee, having regard to the individual director's performance for the period worked, may in its absolute discretion award a cash bonus in respect of the period worked. Life insurance and medical insurance cover will be maintained for twelve months from the termination date. On termination by the Company no such payments of salary and pensions benefits will exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date.

There is no provision for receipt of additional compensation in the event of a change of control.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

Pensions
The current executive directors are all members of the Defined Benefit Section of the Alliance & Leicester Pension Scheme, which has a normal retirement age of 65.

The main features of the pension promise for executive directors, based on the standard terms of the Scheme, are:

a) Pension from age 65 of 1/60th of pensionable salary averaged over the last twelve months prior to retirement for each year of pensionable service. Since July 2005 qualifying increases to pensionable salary have been limited to the percentage increase in the Retail Price Index (RPI) or the executive's actual increase if lower, subject to the right of the executive to pay additional contributions to secure his full pensionable salary when increases exceed the Retail Price Index.

b) Early retirement from the scheme from age 60 without incurring any early retirement penalties.

c) A cash benefit on death in service of 4 x the annual rate of full basic salary at date of death.

d) Pension payable in the event of ill-health.

e) Pension for dependants on a member's death, generally equal to half the member's prospective retirement pension on death in service, or half the member's pension entitlement on death in retirement.

The following directors have special arrangements:

a) David Bennett is entitled to a pension of 2/3rds of his final pensionable salary on retirement at age 60, inclusive of retirement benefits from service at other organisations.

b) Richard Banks' pension entitlement is subject to a pension sharing order (which has no impact on the cost of providing his pension benefits to the Company).

There are currently in place individual non-registered pension arrangements known as Employer Financed Retirement Benefits Schemes to increase the pension and lump sum life assurance benefit to the level promised where, because of HM Revenue & Customs limitations, these cannot be paid in total from the registered Alliance & Leicester Pension Scheme. Such arrangements apply to David Bennett and Chris Rhodes.

An executive director may, with the consent of the Company, draw an accrued pension from Alliance & Leicester Pension Scheme at any time after his 50th birthday (55th birthday from April 2010). The pension will be reduced in accordance with the Rules of the Scheme to reflect payment before his 60th birthday.

Pensions in payment are subject to increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum rise of 5%.

There are no discretionary practices that are taken into account in calculating transfer values on leaving service.

Other Benefits
Executive directors are eligible for a range of benefits, which include the provision of a car allowance, life assurance and membership of a private medical insurance scheme.

Directors' Indemnities
The Company has made qualifying third party indemnity provisions for the benefit of its directors which were made during the year and remain in force at the date of this report.

Other Directorships
The Group supports executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. Directors are entitled to retain any fees they may receive. David Bennett is a non-executive director of easyJet plc and his fees for the year ended 31 December 2007 were £50,000. Richard Pym received director's fees of £114,583 and voluntarily assigned £17,500 of his fees to Alliance & Leicester plc for the year ended 31 December 2007.

Remuneration for the Chairman and Non-Executive Directors

The fees of the non-executive directors are determined by the Board as a whole in the light of recommendations by the Group Chief Executive, based on comparator information and within the overall limit specified in the Articles of Association of the Company. These fees are reviewed annually.

No non-executive director has an employment contract with the Company. On joining the Board, non-executive directors are issued with an appointment letter. New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. There are no provisions for compensation being payable upon early termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website www.alliance-leicester-group.co.uk.

Non-executive directors are encouraged to build up their shareholding to 5,000 shares. No options have been, or will be, granted to non-executive directors in their capacity as directors of the Company.

Non-executive directors who are in full-time employment with a third party employer may elect to have the whole or part of their fees paid to it. Jane Barker's remuneration was paid to her employer for the period from January to March 2007. Subsequently, her fees have been paid directly to her.

Directors' Appointment Periods

Details of appointment periods appear below:

	Date of current appointment or reappointment[1]	Expiry date	Notice period
Executive Directors			
Richard Banks	1 February 1998	15 June 2016	12 months
David Bennett	1 January 2000	26 March 2027	12 months
Chris Rhodes	1 June 2002	17 March 2028	12 months
Non-Executive Directors			
Malcolm Aish	20 May 2007	19 May 2009	None
Jane Barker	1 January 2008	31 December 2009	None
Roy Brown	4 May 2007	3 May 2009	None
Rod Duke	1 January 2008	31 December 2009	None
Mary Francis	2 May 2007	1 May 2009	None
Sir Derek Higgs	28 October 2007	27 October 2009	None
Margaret Salmon	1 July 2006	30 June 2008	None
Mike McTighe	1 June 2007	31 May 2009	None
Jonathan Watts	8 May 2007	7 May 2009	None

Note:
1. Which may follow earlier renewals.

Audited Information

Directors' Remuneration: Year ended 31 December 2007

	Salaries/ Fees £000	Bonus £000	Other benefits £000	Total[1] 2007 £000	Total 2006 £000
Executive Directors					
Richard Banks	334	129	15	**478**	730
David Bennett	477	270	17	**764**	799
Richard Pym[2] (to 27.11.07)	611	227	22	**860**	1,441
Chris Rhodes	396	203	15	**614**	735
Subtotal	1,818	829	69	**2,716**	3,705
Chairman					
Sir Derek Higgs	358			**358**	350
Non-Executive Directors					
Malcolm Aish	69			**69**	65
Michael Allen (to 31.12.06)	–			**–**	55
Jane Barker	69			**69**	65
Peter Barton (to 13.05.07)	70			**70**	135
Roy Brown (from 4.05.07)	66			**66**	–
Rod Duke	56			**56**	55
Mary Francis (from 2.05.07)	38			**38**	–
Mike McTighe	56			**56**	55
Margaret Salmon	68			**68**	65
Jonathan Watts	56			**56**	55
Subtotal	906			**906**	900
Total	2,724	829	69	**3,622**	4,605

Notes:
1. Total remuneration does not include deductions made from basic salary for SMART pensions. In addition, the executive directors received aggregate gains before tax of £1.1m in the exercise of options awarded under the Company Share Option and Deferred Bonus plans.
2. Having retired from the post of Group Chief Executive and executive responsibility in July, Richard Pym left the employment of the Group on 27.11.07.

Pension Entitlements

Executive Director	Richard Banks	David Bennett	Chris Rhodes
Age attained at 31.12.07	56	45	44
Normal retirement age	65	65	65
	£	£	£
Amount of accrued pension £p.a. at 31.12.07	64,537	108,155	120,858
at 31.12.06	56,515	76,042	103,686
Change in amount of accrued pension £p.a. to 31.12.07	8,022	32,113	17,172
To 31.12.06	5,531	11,680	7,367
Change in amount of accrued pension £p.a. net of revaluation during year to 31.12.07	5,988	29,375	13,440
To 31.12.06	4,155	9,942	4,766
Directors' contributions payable during year to 31.12.07[1] (C)	16,271	23,177	18,708
	£'000	£'000	£'000
Cash equivalent transfer value at 31.12.06 (A)	976	823	1,073
Cash equivalent transfer value at 31.12.07 (B)	1,203	1,296	1,389
Change in transfer value over year to 31.12.07 net of member contributions (B-A-C)	211	450	297

Note:
1. The contributions shown for are notional contributions as the directors participate in the 'SMART' arrangements, whereby Alliance & Leicester plc pays their contributions in return for an equal reduction in their salary.

Details of terms and conditions associated with these pensions are shown on page 37.

Directors' Interests in Ordinary Shares

The beneficial interests of directors in ordinary shares in Alliance & Leicester plc at the year end were:

	Fully Paid Shares of 50p each[1]	
Directors	As at 1.1.07 (or date of appointment if later)	As at 31.12.07
Malcolm Aish	5,000	5,000
Richard Banks	52,822	62,942
Jane Barker	5,000	5,000
Roy Brown	–	2,500
David Bennett	39,776	60,489
Rod Duke	5,250	5,250
Sir Derek Higgs	10,000	20,000
Mary Francis	–	1,700
Mike McTighe	5,500	7,500
Chris Rhodes	30,567	56,593
Margaret Salmon	5,000	5,000
Jonathan Watts	5,000	5,000

Note:
1. Director share interests include the interests of their connected persons. In addition to the beneficial interests in shares shown at 31 December 2007 Richard Banks, David Bennett and Chris Rhodes were each allocated 17 ordinary shares in the capital of the Company on 7 January 2008 and 18 shares on 5 February 2008 by the trustees of the Share Incentive Plan. There were no other changes in the beneficial interests of the directors in Company Shares between 31 December 2007 and 15 February 2008.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Plans. All options and awards are satisfied through the issue of new share capital.

Directors	Number of options: As at 1.1.07 or at date of appointment if later	During the year: Granted	During the year: Exercised	During the year: Lapsed	As at 31.12.07	Exercise price £	Market price on date of exercise £	Exercise period
Richard Banks	14,587		14,587		-	8.055*	11.243	
	2,094		2,094		-	6.32≠	7.52	
	14,038		14,038		-	8.37*	11.243	
	17,924		17,924		-	7.95*	11.243	
	25,844		25,844		-	7.545*	11.243	
	25,582		25,582		-	8.795*	11.243	
	3,488				3,488	8.60#		3.3.07-2.3.14
	20,930				20,930	8.60*		3.3.07-2.3.14
	28,776				28,776	8.34*		29.7.07-28.7.14
	25,817				25,817	8.715*		7.4.08-6.4.15
	28,093				28,093	8.81*		8.8.08-7.8.15
	22,372				22,372	10.56*		9.3.09-8.3.16
	24,889				24,889	9.95*		4.8.09-3.8.16
		14,757			14,757	10.93*		6.3.10-5.3.17
		18,063			18,063	10.17*		30.7.10-29.7.17
		1,159			1,159	8.15≠		1.11.10-30.4.11
David Bennett	3,420		3,420		-	8.77#	11.243	
	15,518		15,518		-	8.055*	11.243	
	20,441		20,441		-	7.95*	11.243	
	29,821		29,821		-	7.545*	11.243	
	2,447				2,447	6.68≠		1.11.09-30.4.10
	28,343		28,343		-	8.60*	11.002	
	34,622				34,622	8.34*		29.7.07-28.7.14
	30,550				30,550	8.715*		7.4.08-6.4.15
	32,776				32,776	8.81*		8.8.08-7.8.15
	26,278				26,278	10.56*		9.3.09-8.3.16
	29,231				29,231	9.95*		4.8.09-3.8.16
		2,744			2,744	10.93#		6.3.10-5.3.17
		14,589			14,589	10.93*		6.3.10-5.3.17
		40,368			40,368	10.17*		30.7.10-29.7.17
Chris Rhodes	28,544		28,544		-	6.70*	11.243	
	22,243		22,243		-	8.055*	11.243	
	2,618		2,618		-	6.32≠	7.52	
	3,584		3,584		-	8.37#	11.243	
	5,885		5,885		-	8.37*	11.243	
	20,219		20,219		-	7.95*	11.243	
	23,856		23,856		-	7.545*	11.243	
	23,877		23,877		-	8.795*	11.243	
	26,162				26,162	8.60*		3.3.07-2.3.14
	31,474				31,474	8.34*		29.7.07-28.7.14
	27,969				27,969	8.715*		7.4.08-6.4.15
	30,221				30,221	8.81*		8.8.08-7.8.15
	24,147				24,147	10.56*		9.3.09-8.3.16
	26,865				26,865	9.95*		4.8.09-3.8.16
		2,744			2,744	10.93#		6.3.10-5.3.17
		13,184			13,184	10.93*		6.3.10-5.3.17
		27,129			27,129	10.17*		30.7.10-29.7.17
		2,009			2,009	8.15≠		1.11.12-30.4.13

Notes:
≠ Options granted under the Alliance & Leicester ShareSave Plan.

The following plans are subject to performance conditions:
Approved options granted under the Alliance & Leicester Company Share Option Plans.
* Unapproved options granted under the Alliance & Leicester Company Share Option Plans.

Gains on exercised options are disclosed in Note 43 to the accounts.

On 31 December 2007 the closing middle market value of ordinary shares in Alliance & Leicester plc was 648p and the range during 2007 was 576p to 1197p.

Bonus Awards

The following table shows directors' interests in deferred share options awarded under the Deferred Bonus Plan.

Director	Bonus year		Value of award £	Market Value at date of grant £	No of shares under option	Exercise price £	Exercise period
Richard Banks	2003	Deferred Shares	78,750	8.60	9,156[#]	Nil	3.3.07-2.3.11
	2004	Deferred Shares	48,750	8.715	5,593[#]	Nil	7.4.08-6.4.12
David Bennett	2004	Deferred Shares	48,000	8.715	5,507[#]	Nil	7.4.08-6.4.12
Chris Rhodes	2003	Deferred Shares	62,500	8.60	7,267[#]	Nil	3.3.07-2.3.11
	2004	Deferred Shares	43,500	8.715	4,991[#]	Nil	7.4.08-6.4.12

Long Term Incentive Plans

The following tables show the directors' interests in matched share options awarded under the Deferred Bonus Plan and shares awarded under the Performance Share Plan. The figures for the matched shares represent the maximum potential awards.

Deferred Bonus Plan

	Award date	Awards held at 1.1.07	Awards granted during the year	Vested during the year	Awards exercised during the year	Lapsed during the year	Awards held at 31.12.07	Market price on date of grant £	Market price on exercise £	End of period when qualifying conditions must be met
Richard Banks	3.3.04	27,468[#]				27,468[#]		8.60		31.12.06
	7.4.05	16,779[#]					16,779[#]	8.715		31.12.07
David Bennett	3.3.04	22,674[#]				22,674[#]		8.60		31.12.06
	7.4.05	16,521[#]					16,521[#]	8.715		31.12.07
Chris Rhodes	3.3.04	21,801[#]				21,801[#]		8.60		31.12.06
	7.4.05	14,973[#]					14,973[#]	8.715		31.12.07

Note:

For the 2003 to 2004 bonus years (when a maximum of up to 3 matching shares for each share could be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see pages 35 and 36).
The exercise price for the matched share options is nil.
No awards were made to executive directors under the Deferred Bonus Plan in 2006 or 2007.

Performance Share Plan

	Award date	Awards held at 1.1.07	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31.12.07	End of period when qualifying conditions must be met
Richard Banks	8.8.05	44,693				44,693	31.12.07
	9.3.06	31,738				31,738	31.12.08
	6.3.07		38,664			38,664	31.12.09
David Bennett	8.8.05	52,497				52,497	31.12.07
	9.3.06	37,280				37,280	31.12.08
	6.3.07		45,412			45,412	31.12.09
Chris Rhodes	8.8.05	48,240				48,240	31.12.07
	9.3.06	34,257				34,257	31.12.08
	6.3.07		41,733			41,733	31.12.09

All grants were made under the Performance Share Plan. The conditions attached to these awards are set out on page 36.

On behalf of the Board

Margaret Salmon
Chairman of the Remuneration Committee
19 February 2008

The Directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. The Directors are required by the IAS Regulation to prepare the group financial statements under IFRSs (IFRSs) as adopted by the European Union and have also elected to prepare the parent company financial statements in accordance with IFRSs as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the Group and parent Company financial statements (the 'financial statements') of Alliance & Leicester plc for the year ended 31 December 2007, which comprise the Consolidated Income Statement, the Consolidated and parent Company Balance Sheets, the Consolidated and parent Company Statements of Recognised Income and Expense, the Consolidated and parent Company Cash Flow Statements and the related Notes 1 to 44. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Statement of Corporate Governance reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2007;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate Opinion in Relation to IFRSs

As explained in Note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

19 February 2008

Statutory Accounts

Consolidated Income Statement

For the year ended 31 December	Notes	2007 £m	2006 £m
Interest receivable and similar income		**4,167.2**	3,115.2
Interest expense and similar charges		**(3,366.1)**	(2,334.6)
Net interest income	5	**801.1**	780.6
Fee and commission income		**516.9**	523.6
Fee and commission expense		**(32.7)**	(26.8)
Hedge ineffectiveness	6	**(9.5)**	7.6
Other operating income	7	**150.0**	190.2
Total non-interest income		**624.7**	694.6
Operating income		**1,425.8**	1,475.2
Administrative expenses:			
Core administrative expenses		**(634.6)**	(656.8)
Redundancy costs		**(8.4)**	(24.2)
Total administrative expenses	8	**(643.0)**	(681.0)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		**(47.7)**	(42.0)
On operating lease assets		**(73.5)**	(78.5)
Impairment of tangible fixed assets		**(9.3)**	-
		(130.5)	(120.5)
Total costs		**(773.5)**	(801.5)
Impairment losses on loans and leases	10	**(100.2)**	(104.8)
Impairment losses on treasury investments	10	**(152.9)**	-
Profit before tax		**399.2**	568.9
Tax	11	**(103.3)**	(118.8)
Profit after tax		**295.9**	450.1
Profit attributable to:			
Innovative tier 1 holders	35	**17.5**	17.5
Preference shareholders	36	**18.7**	-
Minority interests	37	**3.0**	0.4
Ordinary shareholders of Alliance & Leicester plc		**256.7**	432.2

Earnings per share:			
Basic earnings per ordinary share	12	**59.4p**	96.4p
Diluted earnings per ordinary share	12	**59.0p**	95.9p

As at 31 December	Notes	2007 £m	2006 £m
Assets			
Cash and balances with central banks	14	**3,471.0**	2,224.0
Due from other banks	15	**2,885.4**	2,948.7
Trading securities	16	**1,438.9**	1,152.9
Derivative financial instruments	17	**970.3**	691.8
Loans and advances to customers	18	**53,146.6**	46,350.7
Net investment in finance leases and hire purchase contracts	20	**1,909.2**	1,926.9
Investment securities:			
– available-for-sale	21	**12,772.7**	10,482.8
– held-to-maturity	21	**212.9**	364.7
– loans and receivables	21	**210.4**	150.3
– at fair value through profit or loss	21, 22	**891.2**	1,373.3
Intangible fixed assets	25	**116.1**	54.7
Property, plant and equipment	26	**251.4**	255.0
Operating lease assets	27	**284.1**	300.5
Deferred tax assets	31	**4.9**	-
Fair value macro hedge		**38.0**	-
Other assets	28	**214.9**	220.5
Prepayments and accrued income		**84.0**	60.2
Retirement benefit obligations	33	**52.8**	-
Total assets		78,954.8	68,557.0
Liabilities			
Due to other banks	29	**19,386.9**	8,629.6
Derivative financial instruments	17	**791.2**	675.4
Due to customers		**30,758.3**	29,559.4
Debt securities in issue		**24,248.4**	25,415.4
Other liabilities	30	**498.4**	417.1
Current tax liabilities		**4.8**	21.3
Fair value macro hedge		-	181.7
Accruals and deferred income		**203.6**	197.9
Deferred tax liabilities	31	-	141.9
Other borrowed funds	32	**711.2**	696.7
Retirement benefit obligations	33	**28.3**	47.8
Total liabilities		76,631.1	65,984.2
Equity			
Innovative tier 1	35	**310.6**	310.6
Preference shares	36	**294.0**	294.0
Minority interests	37	**3.5**	0.4
		608.1	605.0
Called up share capital	38	**210.3**	219.0
Share premium account	40	**125.1**	105.6
Capital redemption reserve	40	**89.9**	79.9
Reserve for share-based payments	40	**26.2**	21.0
Available-for-sale reserve	40	**(142.7)**	4.2
Cash flow hedging reserve	40	**(13.7)**	(19.3)
Retained earnings	40	**1,420.5**	1,557.4
Total ordinary shareholders' equity		1,715.6	1,967.8
Total equity and liabilities		78,954.8	68,557.0

Approved by the Board of Directors on 19 February 2008 and signed on its behalf by:

C S Rhodes Group Finance Director
R L Banks Managing Director, Commercial Banking

Company Balance Sheet

As at 31 December	Notes	2007 £m	Restated 2006 £m
Assets			
Cash and balances with central banks	14	**3,471.0**	2,224.0
Due from other banks	15	**2,864.6**	2,940.1
Trading securities	16	**1,438.9**	1,152.9
Derivative financial instruments	17	**904.2**	717.1
Loans and advances to customers	18	**55,625.1**	48,337.6
Investment securities:			
– available-for-sale	21	**12,760.8**	10,471.0
– held-to-maturity	21	**212.9**	364.7
– loans and receivables	21	**13.5**	–
– at fair value through profit or loss	21, 22	**35.7**	518.4
Shares in Group undertakings	23	**1,090.8**	1,090.7
Intangible fixed assets	25	**106.8**	51.7
Property, plant and equipment	26	**174.3**	177.4
Deferred tax assets	31	**-**	11.4
Current tax assets		**74.9**	33.8
Fair value macro hedge		**52.1**	-
Other assets	28	**292.7**	247.8
Prepayments and accrued income		**75.0**	47.9
Retirement benefit obligations	33	**52.8**	–
Total assets		**79,246.1**	68,386.5
Liabilities			
Due to other banks	29	**21,948.2**	11,475.2
Derivative financial instruments	17	**867.8**	723.2
Due to customers		**29,933.3**	27,704.2
Debt securities in issue		**18,978.4**	22,485.6
Other liabilities	30	**4,824.2**	2,826.6
Fair value macro hedge		**-**	123.2
Accruals and deferred income		**256.7**	235.0
Deferred tax liabilities	31	**8.1**	–
Other borrowed funds	32	**711.2**	696.7
Retirement benefit obligations	33	**28.3**	47.8
Total liabilities		**77,556.2**	66,317.5
Equity			
Innovative tier 1	35	**310.6**	310.6
Preference shares	36	**294.0**	294.0
		604.6	604.6
Called up share capital	38	**210.3**	219.0
Share premium account	40	**125.1**	105.6
Capital redemption reserve	40	**89.9**	79.9
Reserve for share-based payments	40	**26.2**	21.0
Available-for-sale reserve	40	**(142.7)**	4.2
Cash flow hedging reserve	40	**(10.9)**	(11.2)
Retained earnings	40	**787.4**	1,045.9
Total ordinary shareholders' equity		**1,085.3**	1,464.4
Total equity and liabilities		**79,246.1**	68,386.5

The restatement of the 2006 results is discussed in Note 1 on page 51.

Approved by the Board of Directors on 19 February 2008 and signed on its behalf by:

C S Rhodes Group Finance Director
R L Banks Managing Director, Commercial Banking

For the year ended 31 December	Notes	2007 £m	2006 £m
Available-for-sale investments:			
Valuation losses taken to equity	40	**(219.8)**	(1.7)
Net gains transferred to profit on disposal	40	**(0.6)**	(0.5)
Impairment loss transferred to Income Statement	40	**10.6**	-
Cash flow hedges:			
Gains /(losses) taken to equity	40	**14.8**	(57.6)
Transferred to net profit	40	**(7.4)**	(2.1)
Actuarial gains on retirement benefit obligations	40	**56.4**	49.7
Tax on items taken directly in equity		**45.7**	3.6
Net expense recognised directly in equity		**(100.3)**	(8.6)
Profit after tax		**295.9**	450.1
Total recognised income and expense for the year		**195.6**	441.5
Total recognised income and expense for the year attributable to:			
Innovative tier 1 holders		**17.5**	17.5
Preference shareholders		**18.7**	-
Minority interests		**3.0**	0.4
Ordinary shareholders of Alliance & Leicester plc		**156.4**	423.6

The cumulative actuarial gain recognised since 1 January 2004 on retirement benefit obligations for the Group is £78.7m (2006: £22.3m gain).

Company Statement of Recognised Income and Expense

For the year ended 31 December	Notes	2007 £m	Restated 2006 £m
Available-for-sale investments:			
Valuation losses taken to equity	40	**(219.8)**	(1.7)
Net gains transferred to profit on disposal	40	**(0.6)**	(0.5)
Impairment loss transferred to Income Statement	40	**10.6**	-
Cash flow hedges:			
Gains /(losses) taken to equity	40	**11.0**	(52.0)
Transferred to net profit	40	**(10.7)**	(2.6)
Actuarial gains on retirement benefit obligations	40	**56.4**	49.7
Tax on items taken directly in equity		**47.5**	2.1
Net expense recognised directly in equity		**(105.6)**	(5.0)
Profit after tax		**171.3**	385.1
Total recognised income and expense for the year		**65.7**	380.1
Total recognised income and expense for the year attributable to:			
Innovative tier 1 holders		**17.5**	17.5
Preference shareholders		**18.7**	-
Ordinary shareholders of Alliance & Leicester plc		**29.5**	362.6

The cumulative actuarial gain recognised since 1 January 2004 on retirement benefit obligations for the Company is £78.7m (2006: £22.3m gain).

The restatement of the 2006 results is discussed in Note 1 on page 51.

For the year ended 31 December	Note	2007 £m	2006 £m
Cash flows from operating activities			
Profit before tax		**399.2**	568.9
Increase in accrued income and prepayments		**(26.5)**	(9.9)
Decrease in accruals and deferred income		**(1.6)**	(145.1)
Impairment losses		**253.1**	104.8
Amounts written off net of recoveries		**(138.9)**	(102.6)
Depreciation and amortisation		**118.2**	120.1
Interest on subordinated loans added back		**38.0**	52.3
Provisions for liabilities and charges		**(15.9)**	(9.4)
Unamortised costs on subordinated debt		**0.2**	0.4
Other non-cash movements		**(8.0)**	(32.4)
Cash generated from operations		**617.8**	547.1
Interest paid on loan capital		**(38.0)**	(52.3)
Tax paid		**(54.5)**	(80.6)
Cash flows from operating profits before changes in operating assets and liabilities		**525.3**	414.2
Changes in operating assets and liabilities:			
Net decrease in treasury and other eligible bills		**-**	17.1
Net increase in amounts due from other banks and loans and advances to customers		**(6,706.5)**	(6,798.4)
Net increase in debt and equity securities		**(600.8)**	(967.6)
Net (increase)/decrease in fair value macro hedge		**(219.7)**	241.5
Net increase in other assets		**(4.3)**	(1.9)
Net increase in amounts due to other banks and customers		**11,956.2**	5,184.6
Net (increase)/decrease in derivative financial instruments		**(155.2)**	205.3
Net (decrease)/increase in debt securities in issue		**(1,167.0)**	4,010.1
Net increase in other liabilities		**2.2**	87.8
Net increase/(decrease) in other borrowed funds		**14.3**	(42.8)
Other non-cash movements		**(202.1)**	2.6
Net cash from operating activities		**3,442.4**	2,352.5
Cash flows from investing activities			
Purchase of non-dealing securities		**(4,222.1)**	(5,850.7)
Proceeds from sale and redemption of non-dealing securities		**2,699.1**	4,120.6
Acquisition of subsidiaries, net of cash acquired		**(173.0)**	-
Disposal of subsidiaries, net of cash disposed		**94.2**	327.7
Purchase of intangible assets, property, plant and equipment and operating lease assets		**(186.6)**	(155.3)
Proceeds from sale of property, plant and equipment and operating lease assets		**31.3**	71.7
Net cash used in investing activities		**(1,757.1)**	(1,486.0)
Cash flows from financing activities			
Repayments of borrowed funds		**-**	(200.0)
Issue of ordinary shares		**18.4**	22.0
Issue of preference shares		**-**	294.0
Repurchase of ordinary shares		**(193.8)**	(151.0)
Dividends paid		**(240.8)**	(235.1)
Preference dividend paid		**(18.7)**	-
Interest paid on loan capital		**(17.5)**	(17.5)
Net cash used in financing activities		**(452.4)**	(287.6)
Net increase in cash and cash equivalents		**1,232.9**	578.9
Cash and cash equivalents at beginning of year		**2,622.6**	2,043.7
Cash and cash equivalents at end of year	42	**3,855.5**	2,622.6

Company Cash Flow Statement

For the year ended 31 December	Note	2007 £m	Restated 2006 £m
Cash flows from operating activities			
Profit before tax		**238.2**	463.3
Increase in accrued income and prepayments		**(30.0)**	(5.8)
Increase/(decrease) in accruals and deferred income		**14.4**	(49.5)
Impairment losses		**199.1**	15.7
Amounts written off net of recoveries		**(70.6)**	(12.8)
Depreciation and amortisation		**44.4**	40.3
Interest on subordinated loans added back		**38.0**	52.3
Provisions for liabilities and charges		**(15.9)**	(9.4)
Unamortised costs on subordinated debt		**0.2**	0.4
Other non-cash movements		**9.3**	-
Cash generated from operations		**427.1**	494.5
Interest paid on loan capital		**(38.0)**	(52.3)
Tax paid		**(63.7)**	(92.6)
Cash flows from operating profits before changes in operating assets and liabilities		**325.4**	349.6
Changes in operating assets and liabilities:			
Net decrease in treasury and other eligible bills		**-**	17.1
Net increase in amounts due from other banks and loans and advances to customers		**(7,251.1)**	(6,242.0)
Net increase in debt and equity securities		**(599.4)**	(919.3)
Net (increase)/decrease in fair value macro hedge		**(175.3)**	147.9
Net (increase)/decrease in other assets		**(22.3)**	5.5
Net increase in amounts due to other banks and customers		**12,702.1**	4,987.7
Net (increase)/decrease in derivative financial instruments		**(42.2)**	248.6
Net (decrease)/increase in debt securities in issue		**(3,507.2)**	1,159.7
Net increase in other liabilities		**1,997.7**	2,329.3
Net increase/(decrease) in other borrowed funds		**14.3**	(42.8)
Other non-cash movements		**(202.3)**	2.7
Net cash from operating activities		**3,239.7**	2,044.0
Cash flows from investing activities			
Purchase of non-dealing securities		**(4,025.0)**	(4,984.2)
Proceeds from sale and redemption of non-dealing securities		**2,547.9**	4,111.2
Acquisition of subsidiaries, net of cash acquired		**-**	(231.6)
Disposal of subsidiaries, net of cash disposed		**2.9**	2.9
Purchase of intangible assets and property, plant and equipment		**(101.3)**	(75.5)
Proceeds from sale of property, plant and equipment		**2.9**	5.1
Net cash used in investing activities		**(1,572.6)**	(1,172.1)
Cash flows from financing activities			
Repayments of borrowed funds		**-**	(200.0)
Issue of ordinary shares		**18.4**	22.0
Issue of preference shares		**-**	294.0
Repurchase of ordinary shares		**(193.8)**	(151.0)
Dividends paid		**(240.8)**	(235.1)
Preference dividend paid		**(18.7)**	-
Interest paid on loan capital		**(17.5)**	(17.5)
Net cash used in financing activities		**(452.4)**	(287.6)
Net increase in cash and cash equivalents		**1,214.7**	584.3
Cash and cash equivalents at beginning of year		**2,620.0**	2,035.7
Cash and cash equivalents at end of year	42	**3,834.7**	2,620.0

The restatement of the 2006 results is discussed in Note 1 on page 51.

1 Principal accounting policies

Basis of preparation

The accounts have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have also been prepared in accordance with IFRS adopted for use by the European Union (EU), and therefore the Group financial statements comply with Article 4 of the EU IAS regulation.

On 1 January 2007, the Group and Company adopted IFRS 7 'Financial Instruments: Disclosures', and the related amendment to IAS 1 'Presentation of financial statements'.

On 1 January 2007, the Group and Company adopted IFRS 8 'Operating Segments', ahead of its effective date of 1 January 2009, and IFRIC 14 – IAS 19 – 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' ahead of its effective date of 1 January 2008.

Results and disclosures for the comparative period are on the same basis as the 2007 results, except for the Company as noted below.

Restatement of Company results – Alliance & Leicester Commercial Bank plc

On 1 January 2007, the trade, assets and liabilities of Alliance & Leicester Commercial Bank plc were vested in Alliance & Leicester plc by means of an Act of Parliament. The results of Alliance & Leicester Commercial Bank plc have been included within the results of Alliance & Leicester plc for the year ended 31 December 2007, and the comparative results for the year ended 31 December 2006 have also been restated to include the results of Alliance & Leicester Commercial Bank plc. There is no impact on the Group results.

Accounting convention

The Group prepares its accounts under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities held at fair value through profit or loss, financial assets and liabilities in fair value hedges and all derivative contracts.

Basis of consolidation

The Group accounts consolidate the accounts of Alliance & Leicester plc and all its subsidiaries (including special purpose entities) over which the Group has control. This includes entities where the Group has the power to govern the financial and operating policies even though it may not own more than half of the voting shares.

Where subsidiaries are acquired during the period, their results are included in the Group accounts from the date of acquisition.

Investments in subsidiaries

Investments in subsidiaries are recorded in the Company balance sheet at cost, less any provision for impairment.

Jointly controlled entities

Jointly controlled entities are entities over which the Group has joint control established by contractual agreement with other parties. Interests in joint ventures through which the Group carries on its business are classified as jointly controlled entities and accounted for using the equity method. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Goodwill

Goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the Group's investment in identifiable assets acquired, is capitalised and shown as an asset in the balance sheet. It is reviewed for impairment annually. Any impairment is recognised immediately in the Income Statement and is not subsequently reversed.

Negative goodwill is recognised immediately in the Income Statement.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts, subject to being tested for impairment at 31 December 2003. Goodwill written off to reserves under UK GAAP prior to the introduction of FRS 10 'Goodwill and Intangible Assets' in 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Taxation

The tax expense represents the sum of tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from the 'Profit before tax' as reported in the Income Statement because it excludes items of income or expenditure that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Taxable profit also includes items that are taxable or deductible that are not included in 'Profit before tax'. The Group's liability for current tax and deferred tax is calculated using tax rates that have been enacted at the balance sheet date.

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of tangible fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Plant, fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 7 years

No depreciation is provided on freehold land or assets in the course of construction.

Software costs

IAS 38 'Intangible Assets' requires the capitalisation of certain expenditure relating to software development costs. Software development costs are capitalised if it is probable that the asset created will generate future economic benefits. Capitalised costs are amortised on a straight line basis over their useful lives, normally between 1 and 5 years.

Intangible assets under development are capitalised where the asset will generate future economic benefits, can be reliably measured, the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. No amortisation is provided on intangible assets under development. Once the assets are ready for use the capitalised costs are amortised over the assets' expected lives.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciation is provided at rates calculated to write off the cost of the assets, less estimated residual value, on a straight line basis over the estimated useful life. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Finance leases and hire purchase contract assets

Amounts due from lessees under finance leases and hire purchase contracts are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases and hire purchase contracts.

1 Principal accounting policies continued

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the Income Statement are based on a constant periodic rate as applied to the outstanding liabilities.

Pensions and post-retirement medical benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end.

The Group has adopted the revised IAS 19, published in December 2004. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the Income Statement and presented in the Statement of Recognised Income and Expense. The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations less the fair value of scheme assets.

Post-retirement medical benefit liabilities are determined using the Projected Unit Credit Method, with actuarial valuations updated at each year end. The expected benefit costs are accrued over the period of employment using an accounting methodology similar to that for the defined benefit pension scheme.

Financial assets

The Group classifies its financial assets into the following categories, as determined at initial recognition:

a) *Financial assets at fair value through profit or loss*
   A financial asset is designated in this category if it is acquired principally for the purpose of selling in the short term, or if so designated using the fair value option (see below).

   Derivatives are also categorised as 'at fair value through profit or loss' unless they are designated as cash flow hedges.

b) *Loans and receivables*
   Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

c) *Held-to-maturity*
   Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention to hold to maturity.

d) *Available-for-sale*
   Available-for-sale assets are financial assets not classified in (a) - (c) above.

'Cash and balances with central banks', 'Due from other banks', 'Loans and advances to customers' and 'Net investment in finance leases and hire purchase contracts' are classed as Loans and Receivables. 'Trading securities' and 'Derivative financial instruments' are held at fair value though profit or loss. 'Investment securities' are accounted for in accordance with their balance sheet heading.

Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses arising from changes in the fair value of 'financial assets at fair value through profit or loss' are recognised in the Income Statement. Gains and losses arising from changes in the fair value of available-for-sale assets are recognised directly in equity, until the financial asset is de-recognised or impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in the Income Statement. Interest calculated using the effective interest rate method is recognised in the Income Statement.

The fair values of quoted investments in active markets are based on current bid prices. If there is no active market then fair value is determined using valuation techniques, for example calculating net present value by discounting future cash flows using an appropriate yield curve.

Financial liabilities

Non-trading financial liabilities, including 'Due to other banks', 'Due to customers' and 'Other borrowed funds' are held at amortised cost. 'Debt securities in issue' are held at amortised cost unless designated as at fair value through profit or loss using the fair value option (see below). 'Derivative financial instruments' are held at fair value through profit or loss, unless they are designated as cash flow hedges. Finance costs are charged to the Income Statement using the effective interest rate method.

Fair value option

The Group has elected to apply the fair value option in IAS 39. Financial assets and liabilities are designated at fair value through profit or loss when this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains or losses on them on different bases. The fair value option is used by the Group where Treasury assets (investment securities) or liabilities (debt securities in issue) would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting. The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of events that occurred after the initial recognition of the asset (a 'loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a) significant financial difficulty of the issuer or obligor;

b) a breach of contract, such as a default or delinquency in interest or principal payments;

c) the Group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the Group would not otherwise consider;

d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e) the disappearance of an active market for that financial asset because of financial difficulties; or

f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

   i) adverse changes in the payment status of borrowers in the group; or

   ii) national or local economic conditions that correlate with defaults on the assets in the group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is no objective evidence of impairment for an individually assessed financial asset it is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment.

Residential and commercial mortgages are initially assessed individually for impairment. Mortgages not individually impaired are then assessed collectively. Personal loans and current accounts are collectively assessed for impairment on a portfolio basis. Commercial lending is reviewed for impairment on a case by case basis for

individually significant loans. Loans that are not individually significant are assessed for impairment on a portfolio basis. Available-for-sale and held-to-maturity assets are assessed for impairment on a case by case basis.

Impairment is calculated based on the probability of default, exposure at default and the loss given default, using recent data. An adjustment is made for the effect of discounting cash flows.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate.

If there is objective evidence of impairment for financial assets classified as available-for-sale, the cumulative fair value loss on the instrument is removed from equity and recognised in the Income Statement.

Financial assets are written off when it is reasonably certain that receivables are irrecoverable.

Interest income and expense

Interest income and expense on financial assets and liabilities held at amortised cost is measured using the effective interest rate method, which allocates the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.

Specifically, for mortgages the effect of this is to spread the impact of discounts, fixed rate interest, cashbacks, arrangement and valuation fees, and costs directly attributable and incremental to setting up the loan, over the expected life of the mortgage.

Fee and commission income

Fees and commissions are generally recognised on an accruals basis when the service has been provided.

Fees integral to the loan yield are included within interest income and expense as part of the effective interest rate calculation.

The majority of fee and commission income and expense does not relate to assets held at fair value through profit or loss.

Foreign currencies

Foreign currency monetary transactions are translated into sterling using the exchange rates prevailing at the dates of the transactions, and are re-translated at year end exchange rates. Foreign exchange gains and losses are recognised in the Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into, and are subsequently remeasured at their fair value. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Derivatives can be designated as either cash flow or fair value hedges.

Cash flow hedges

A cash flow hedge is used to hedge exposures to variability in cash flows, such as variable rate financial assets and liabilities. The effective portion of changes in the derivative fair value is recognised in equity, and recycled to the Income Statement in the periods when the hedged item will affect profit or loss. The fair value gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Fair value hedges

A fair value hedge is used to hedge exposures to variability in the fair value of financial assets and liabilities, such as fixed rate loans. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement.

The carrying value of the hedged item (or in the case of a portfolio hedge, the separate caption 'fair value macro hedge') is adjusted for the change in the fair value of the hedged risk. Such changes in the fair value of the hedged item are also taken to the Income Statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortised to the Income Statement over the period to maturity.

If derivatives are not designated as hedges then changes in fair values are recognised immediately in the Income Statement.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Share-based payments

The Group has applied the requirements of IFRS 2 'Share-based payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 1 January 2005.

The Group issues share options and other equity-settled payments to certain employees. These are measured at fair value at date of grant using binomial and Black-Scholes option pricing models. The fair value is expensed on a straight line basis over the vesting period, based on an estimate of the number of shares that will ultimately vest.

Changes to IFRS not adopted in 2007 accounts

The International Accounting Standards Board has published the following IAS's, IFRS's and International Financial Reporting Interpretations Committee (IFRIC) interpretations:

Standard/Interpretation		Issued	Effective for periods commencing on or after
Amendments to IAS 1	Presentation of financial statement – A revised presentation[1]	Sep 2007	1 Jan 2009
Amendments to IAS 23	Borrowing costs[1]	Mar 2007	1 Jan 2009
IFRIC 11	IFRS 2: Group and treasury share transactions	Nov 2006	1 Mar 2007
IFRIC 12	Service concession arrangements[2]	Nov 2006	1 Jan 2008
IFRIC 13	Customer loyalty programmes[3]	Oct 2007	1 Jul 2008
Amendment to IFRS 2	Share based payments – Vesting conditions and cancellations	Jan 2008	1 Jan 2009
IFRS 3 (revised)	Business combinations[4]	Jan 2008	1 Jul 2009
Amendments to IAS 27	Consolidated and separate financial statements[4]	Jan 2008	1 Jul 2009

Notes:
1. May be adopted prior to endorsement as long as there is no conflict with the current standard.
2. May not be adopted in the EU prior to endorsement for arrangements currently accounted for under IFRIC 4.
3. May be adopted prior to endorsement as interpretative only.
4. May not be adopted prior to endorsement. These two Standards are expected to apply prospectively so there will be no retrospective adjustment to balances currently being reported when presented as comparatives.

The Group has not elected to adopt these early in these financial statements. The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

2 Risk management policy and control framework

The Group's risk management governance structure is composed of several committees that have responsibility for key risk management areas. An illustration of how these committees report up to the Group Board is provided below:


Group Board
Group Audit Committee
Group Risk Committee
Executive Committee
Commercial Bank Credit Sanctioning Committee
Retail Risk Committee
Commercial Risk Committee
Model Validation Committee
Assets and Liabilities Committee
Group Operational Risk Committee
Financial Crime Steering Group
Large Credit Transactions
Retail Credit Risk
Commercial Credit Risk
Credit Models
Market Risk
Liquidity Risk
Funding Risk
Operational Risk
Business Risk
Controls/Compliance
Fraud
Money Laundering

The main roles of the committees are as follows:

Group Risk Committee (GRC)
GRC considers and approves on behalf of the Group Board the Group's risk management framework, its risk appetite and its key risk management policies for all risk categories. The Committee also monitors key risk management information and reviews the Group's (including Treasury) overall capital adequacy. The Chairman of GRC reports to the Group Board on the Committee's activities quarterly.

Group Audit Committee (GAC)
GAC approves the Group's financial statements, manages the relationship with the Group's external auditors, reviews reports on the operation of internal controls and monitors control issues of major significance to the Group.

Executive Committee (EC)
EC acts as the Group's senior executive committee, ensuring that it meets its strategic and operational objectives.

Model Validation Committee (MVC)
MVC provides an independent review and validation of the Group's internal ratings models to ensure that the systems are producing consistent and accurate results to support pricing, lending decisions, asset quality monitoring and capital adequacy.

Assets and Liabilities Committee (ALCO)
ALCO recommends Group policy in relation to liquidity and funding, market risk, trading policy and treasury delegations, and monitors compliance with these policies. ALCO is also responsible for considering and agreeing the economic capital framework, and for considering the Group's capital structure.

Group Operational Risk Committee (GORC)
GORC reviews and approves the Group's key operational risk management policies, monitors the Group's exposure to operational risks and reviews the arrangements for measuring and controlling operational risks.

Financial Crime Steering Group (FCSG)
FCSG exists to facilitate a coordinated and effective response to financial crime across the Group, focusing primarily on implementing the Group's strategy on anti-money laundering and anti-fraud measures.

Retail Risk Committee (RRC)
RRC reviews credit risk, fraud, money laundering and other risk reports relating to Retail Banking, as well as approving changes to policy prior to their submission to the GRC for formal ratification. This committee meets on a monthly basis and is chaired by the Group Chief Executive.

Commercial Risk Committee (CRC)
CRC reviews credit risk, fraud, money laundering and other risk reports relating to the Commercial Bank, as well as approving changes to policy prior to their submission to the GRC for formal ratification. This committee meets on a monthly basis and is chaired by the Managing Director, Commercial Banking.

Commercial Bank Credit Sanctioning Committee (CBCSC)
CBCSC considers and approves applications for commercial credit in excess of predefined risk limits. Loans approved by CBCSC are reported to both the Group Board and GRC.

The most significant risk types to which the Group is exposed are discussed below:

(i) Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group sub-divides the operational risk category by type such as criminal, legal, regulatory, environmental, systems failure and personnel risk. Operational risk policies are in place for key operational activities; these policies set out how the Group manages the relevant risks. The policies are approved by the GORC.

The Group manages its operational risks through a variety of techniques, including monitoring key risk indicators, internal controls, and various risk mitigation techniques, such as insurance and business continuity planning. Risks are monitored through control and risk self-assessment, use of key risk indicators and analysis of actual and near miss loss data. Risk self-assessment is undertaken by each business unit, specifying the likelihood and financial impact of specific operational risk events (analysed by risk category), together with a narrative justification for each loss scenario identified. Output from the self-assessment process is used to calculate the Group's operational risk unexpected loss and economic capital requirements. GRC receives quarterly operational risk data, including realised loss data, near miss data and a dashboard which assesses the status of all key current and emerging operational risks using agreed key risk indicators. A summary of the dashboard is submitted to the Group Board on a monthly basis. In addition, senior management certify the effectiveness of the risk and control environment every six months. A summary of the results of the certification process is presented to GRC.

An independent operational risk team within the Group Risk function has the overall responsibility for ensuring effective operation of the framework within which operational risk is managed, and for its consistent application across the Group. Day to day management of operational risk rests with line managers. Oversight of regulatory risk is the responsibility of the Group Risk and Compliance functions. Group Risk has primary responsibility for oversight of prudential risks and Group Compliance for other regulatory risks. The Group has established a regular forum, the Legal & Regulatory Risk Group, to ensure the Group is properly prepared for regulatory developments.

The Group has adopted the standardised approach for calculating the Pillar 1 capital requirements for operational risk.

(ii) Credit risk

Credit risk is the risk of loss arising from a customer or counterparty failing to meet their financial obligations to the Group as and when they fall due. The GRC approves the Group's credit risk appetite through approval of the Group's risk appetite statement and of business area lending and credit policies. These policies define the risk appetite for each business area, including specifying risk and exposure limits. The policies also define the types of lending that the Group is prepared to advance and set out how the Group limits its exposure to groups of counterparties and to concentration risk.

The Group uses a variety of analytical tools to assist with lending decisions, pricing, capital adequacy, stress testing, strategic planning and asset quality monitoring. These tools include internal ratings based models, behavioural scoring and other scorecard based underwriting techniques. The internal ratings based models are approved by the MVC and GRC.

In addition to the amounts shown on the balance sheet, the Group is also exposed to credit risk on guarantees, credit derivatives, irrevocable letters of credit and irrevocable undrawn loan facilities, as set out in Note 34. The balance sheet does take into account any collateral held as security or other credit enhancement. The Group is firmly committed to the management of credit risk in both its Retail and Commercial lending activities.

The types of financial instruments that are most exposed to credit risk are loans and advances to customers (Note 18), net investment in finance leases and hire purchase contracts (Note 20), operating lease assets (Note 27), due from other banks (Note 15), trading securities (Note 16), derivative financial instruments (Note 17), investment securities (Note 21) and financial assets at fair value through profit or loss (Note 22).

Credit risk: loans and advances to customers

Loans and advances to customers are made up from the following:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Loans and advances to customers	**53,147**	46,351	**55,625**	48,338
Net investment in finance leases and hire purchase contracts	**1,909**	1,927	**-**	-
Operating lease assets	**284**	301	**-**	-
	55,340	48,579	**55,625**	48,338
Retail Banking	**46,693**	41,666	**42,937**	38,055
Commercial Banking				
Commercial Bank	**8,414**	6,483	**3,471**	2,615
Treasury	**233**	430	**233**	200
Amounts due from subsidiary undertakings	**-**	-	**8,984**	7,468
	55,340	48,579	**55,625**	48,338

Retail Banking

Retail credit risk management is the responsibility of the Retail Credit & Risk team, which is independent of the rest of the Retail Bank up to Executive Director level, and is subject to oversight by Group Risk. Risks are managed in accordance with policy and asset quality plans which are approved by GRC. Retail Credit & Risk uses a combination of lending policy criteria, credit scoring (including behavioural scoring), policy rules and underwriting to make a decision on applications for credit. The primary factors considered are affordability, residency, residential history, credit history, employment history, nature of income and loan to value. In addition, confirmation of borrower identity and an assessment of the value of any security are undertaken prior to granting a credit facility. When considering applications, the primary focus is placed on the willingness and ability to repay.

2 Risk management policy and control framework continued

Credit scoring is used to support the customer account management process in the following ways:

- To set customer maximum lending limits.
- To pre-determine lending limits for selected further advances.
- To determine account specific recommended limits and product types.
- To set shadow limits to manage unauthorised borrowing.
- To prioritise collections activity.

The maximum mortgage loan available is based on the lower of the current value or purchase price of the property. No lending is undertaken based solely upon security provided by the value of the underlying assets and all mortgages are secured by way of a first legal charge against the property.

In order to minimise delinquency problems progressing to more serious levels and ultimate loss, arrears procedures comply with the Financial Services Authority (FSA) requirements and the 'Handling of Arrears and Possessions – Council of Mortgage Lenders Statement of Practice'. The arrears management team adopts a responsible and constructive stance to managing delinquency in order to protect the best interests of both the customer and the Bank. Properties are only taken into possession when this is necessary to minimise loss. All steps are taken to work with the customer to set up an achievable repayment plan so that the property possession only occurs as a last resort.

Asset quality monitoring, product pricing decisions, provisioning and capital requirements are all derived from the relevant internal ratings models. These models segment retail portfolios into key probability of default and loss given default segments based on factors such as credit score and indexed loan to value. The models generate both point in time and long run average estimates of probability of default, loss given default and exposure at default.

Retail Banking lending is made up of the following balances:

	Group		Company	
Retail Banking:	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Secured:				
Residential mortgages	**42,776**	38,002	**42,776**	37,964
Other secured loans	**74**	32	**11**	14
	42,850	38,034	**42,787**	37,978
Unsecured:				
Personal loans	**3,748**	3,555	**55**	–
Other unsecured loans	**95**	77	**95**	77
	3,843	3,632	**150**	77
Total	**46,693**	41,666	**42,937**	38,055

All Retail Banking assets are held at amortised cost.

Of the total Retail balances, 91.6% (2006: 91.2%) are secured on residential properties. The remainder of the balances relate primarily to unsecured personal loans.

Residential mortgages and personal secured loans are only secured against UK properties. Residential mortgages are distributed across the UK, with 75% (2006: 75%) of residential mortgages being outside Greater London and the south east region.

	Group & Company	
Residential mortgage accounts by location:	**2007 %**	2006 %
East Anglia	**4**	4
East Midlands	**10**	10
Greater London	**5**	5
North	**4**	4
North West	**9**	9
South East	**20**	20
South West	**8**	8
West Midlands	**7**	7
Yorkshire & Humberside	**7**	7
N Ireland	**8**	8
Scotland	**13**	13
Wales	**5**	5
Total	**100**	100

Products offered in addition to the prime residential mortgages include 'PlusMortgage', a combined secured and unsecured loan product, and buy to let mortgages. Specialist lending, which includes self-certified, near-prime and sub-prime lending are distributed via intermediaries under our agreement with Lehman Brothers. The loans originated under the Lehman brothers agreement are not held on the Group's or Company's balance sheet and are not funded by Alliance & Leicester plc.

Prime residential lending:	Group & Company 2007 %	2006 %
Loan to value of new prime residential lending[1]		
Less than 50%	25	20
50% – 75%	31	32
75% – 90%	36	38
90% – 95%	8	10
95% – 100%	–	–
Total	100	100
Indexed loan to value of prime residential lending book[1]		
Less than 50%	58	58
50% – 75%	27	26
75% – 90%	13	13
90% – 95%	1	2
95% – 100%	1	1
Total	100	100
Prime residential lending by type of borrower (by value)[1]		
First time buyer	25	27
Next time buyer	45	44
Remortgage	24	23
Further advances	6	6
Total	100	100

Note:
1. Figures exclude buy to let, PlusMortgage and specialist lending.

The average LTV of our new prime residential lending was 67% (2006: 70%), with 8% (2006: 10%) of new lending having an LTV of over 90%. The indexed LTV of our prime mortgage book at the end of 2007 was 46%, with 58% of the book having an indexed LTV of less than 50%, and just 2% over 90%.

Arrears and impairment:

At 31 December 2007 Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
3-6 months	1,392	0.28	91.7	0.21	2,833	0.62
6-12 months	669	0.14	47.4	0.11	2,769	0.35
12+ months	227	0.05	17.9	0.04	3,079	0.13
Repossession stock	80	0.02	12.4	0.03	1,006	0.10
Total	**2,368**	**0.49**	**169.4**	**0.39**	**9,687**	**1.20**

At 31 December 2006 Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
3-6 months	1,458	0.31	85.8	0.22	2,757	0.57
6-12 months	669	0.14	41.2	0.11	2,515	0.31
12+ months	231	0.05	12.9	0.03	2,300	0.14
Repossession stock	27	0.01	2.6	0.01	199	0.08
Total	2,385	0.51	142.5	0.37	7,771	1.10

Our mortgage asset quality remains excellent.

The proportion of mortgage accounts over three months in arrears was 0.49% at the end of December 2007, lower than the 0.51% reported in December 2006 and significantly lower than the Council of Mortgage Lenders industry average of 1.20%. The number of accounts in arrears at the end of December 2007 was lower than in December 2006. The total value of arrears was £9.7m, compared to total mortgage balances of £42.8bn. We continue to take a prudent approach to the capitalisation of mortgage arrears, with just £358,000 of arrears capitalised in 2007.

Repossessions across the industry increased over the past 12 months. During 2007 our stock of properties in possession increased from 27 to 80, which represents only 0.02% of our total mortgage accounts, compared to the industry average of 0.10%. Our repossessions during the year were 171 (2006: 90). To put this into context our repossessions have, in the preceding seven years, consistently reduced year on year from 1,239 in 1999 to a record low of 90 in 2006.

In unsecured personal lending our asset quality remains strong, with 5.5% of traditional unsecured lending balances over 30 days in arrears, lower than the 5.6% reported in December 2006 and in line with the 5.5% reported in June 2007. The value of loans in arrears at the end of December 2007 was in line with December 2006 and lower than in June 2007. The proportion of loans in arrears was over 45% better than the average for the Finance and Leasing Association members.

2 Risk management policy and control framework continued

Our new traditional unsecured personal lending in 2006 and 2007 continues to perform better than the lending undertaken in 2005, and we do not expect any significant change in the unsecured personal loan impairment loss charge in 2008. We continue to take a prudent approach to lending, with around two thirds of applications unsuccessful in 2007. The average value of a new loan in 2007 increased slightly to around £9,000.

Payment due status:

				Group				Company
	2007 £m	2007 %	2006 £m	2006 %	2007 £m	2007 %	2006 £m	2006 %
Not impaired:								
Neither past due or impaired	**46,428**	**99.38**	41,429	99.34	**42,817**	**99.90**	37,931	99.90
Past due, but not impaired:								
Up to 3 months	**77**	**0.16**	79	0.19	**12**	**0.03**	12	0.03
3 to 6 months	**45**	**0.10**	46	0.11	**10**	**0.02**	7	0.02
6 to 12 months	**48**	**0.10**	52	0.12	**10**	**0.02**	7	0.02
Over 12 months	**122**	**0.26**	99	0.24	**15**	**0.03**	9	0.02
Possessions	**1**	**0.00**	0	0.00	**1**	**0.00**	0	0.00
Individually assessed impairments	**2**	**0.00**	2	0.00	**2**	**0.00**	2	0.01
	46,723	**100.00**	41,707	100.00	**42,867**	**100.00**	37,968	100.00
IAS adjustments[1]	**106**		109		**99**		110	
	46,829		41,816		**42,966**		38,078	
Individual provisions	**(2)**		(2)		**(2)**		(2)	
Collective provisions[2]	**(134)**		(148)		**(27)**		(21)	
Total	**46,693**		41,666		**42,937**		38,055	

Note:
1. IAS adjustments relate to effective interest rate calculations.
2. Collective provisions are set aside to cover losses on past due loans.

Individual provisions are made on loans that are individually significant in size and are special cases that are not adequately covered by collective provisioning methodology.

The carrying value of the repossessed stock (properties in possession) was £12.4m at 31 December 2007 (2006: £2.6m), for which £11.9m (2006: £3.2m) collateral was held. These assets are not utilised by the Group's operations and are sold and converted to cash as soon as practicable.

Since the completion of mortgage applications £1.2m (2006: £1.1m) of mortgages that would have been past due or impaired, have had their terms renegotiated during the term of the loan. These loans have been restructured or renegotiated by capitalising arrears where customers in arrears have maintained an agreed monthly repayment scheme. No arrears on unsecured personal loans are capitalised.

Commercial Bank

Commercial credit risk management is the responsibility of the Commercial Bank Credit & Risk team, which is independent of the rest of the Commercial Bank up to Executive Director level, and is subject to oversight by Group Risk. Risks are managed in accordance with policy and asset quality plans which are approved by GRC. These place limits on the levels of unsecured business and the sector, geography, residual value and seniority of exposures. The Commercial Bank Credit & Risk team has a level of delegated sanctioning authority and underwrites certain credit risks, with large or higher risk exposures subject to further Group Risk or Credit Committee sanction.

Lending decisions are based on independent credit risk analysis supplemented by the use of internal ratings tools which assess the obligor's likelihood of default. The output of the ratings tools is a borrower grade which maps to a long-run average one year probability of default. Borrower grades are reviewed at least annually, allowing identification of adverse individual and sector trends. The grade is integrated into an overall Credit & Risk evaluation, including wider factors such as transaction and borrower structure (ranking and structural subordination), debt serviceability and security (initial and residual value considerations). Consideration is also given to risk mitigation measures to protect the Group, such as third-party guarantees, supporting collateral and security, robust legal documentation, financial covenants and hedging. Transactions are further assessed using an internal pricing model which measures both the return on equity and the risk adjusted return on capital against a series of benchmarks to ensure risks are appropriately priced.

Portfolio asset quality monitoring is based on a number of measures, including expected loss, financial covenant monitoring, security revaluations, pricing movements and external input from rating agencies and other organisations. Should particular exposures begin to show adverse features such as payment arrears, covenant breaches or business trading performance that is materially worse than expected at the point of lending, a full risk reappraisal is undertaken. Where appropriate, case management is transferred to a specialist recovery team that works with the customer in an attempt to resolve the situation. If this does not prove possible, cases are classified as being unsatisfactory and are subject to intensive monitoring and management procedures designed to maximise debt recovery.

Commercial Bank lending is made up of the following balances:

		Group		Company
Commercial Bank:	2007 £m	2006 £m	2007 £m	2006 £m
Loans and advances to customers	**6,221**	4,256	**3,471**	2,615
Net investment in finance leases and hire purchase contracts	**1,909**	1,927	**-**	-
Operating lease assets	**284**	300	**-**	-
Total	**8,414**	6,483	**3,471**	2,615

All Commercial Bank assets are held at amortised cost.

The main types of security are charges over assets being financed such as property and vehicles, and business assets such as premises, stock and debtors. In addition 45% (2006: 45%) of finance and operating leases are secured by bank guarantees.

The commercial lending book continues to be well diversified across a range of business sectors set out below:

	Group				Company			
	2007 £m	2007 %	2006 £m	2006 %	2007 £m	2007 %	2006 £m	2006 %
Shipping	1,495	18	1,298	20	128	4	183	7
Property[1]	1,272	15	698	11	1,079	31	698	27
Film	1,063	13	923	14	6	-	18	1
Other transport, storage & communication	894	10	821	13	283	8	129	5
Aviation	758	9	549	9	220	6	290	11
Wholesale & Retail trade	502	6	391	6	349	10	268	10
Manufacturing	388	4	230	4	297	9	193	7
Renting and other business activities	310	4	410	6	100	3	162	6
Recreational	243	3	133	2	175	5	114	4
Hotels & Restaurants	225	3	102	2	223	6	101	4
Health & Social work	175	2	85	1	100	3	42	2
Construction	163	2	172	3	137	4	128	5
Other	926	11	671	9	374	11	289	11
Total	8,414	100	6,483	100	3,471	100	2,615	100

Note:
1. Property includes balances of £187m (2006: £nil) held within Mitre Capital Partners Limited.

The above analysis is based on the industrial sectors and processes which will be used to produce our Basel II – Pillar 3 report.

A number of our commercial loans are supported by bank guarantees. The table below shows commercial loans that are either guaranteed by banks or are directly with other banks:

	Group	
	2007 £m	2006 £m
Shipping	961	931
Film	916	874
Aviation	14	1
Other	54	129
Total	1,945	1,935

Arrears and impairment:
Asset quality remains good in the Commercial Bank, with 0.46% of commercial lending balances over 30 days in arrears at the end of December 2007 (2006: 0.60%).

Payment due status:

	Group				Company			
	2007 £m	2007 %	2006 £m	2006 %	2007 £m	2007 %	2006 £m	2006 %
Not impaired:								
Neither past due or impaired	8,480	99.61	6,547	99.63	3,492	99.77	2,626	99.51
Past due, but not impaired:								
Up to 3 months	5	0.06	5	0.08	1	0.03	–	0.00
3 to 5 months	1	0.01	–	0.00	1	0.03	–	0.00
Over 5 months	1	0.01	2	0.03	–	0.00	–	0.00
Individually assessed impairments	26	0.31	17	0.26	6	0.17	13	0.49
	8,513	100.00	6,571	100.00	3,500	100.00	2,639	100.00
IAS adjustments[1]	(72)		(70)		(14)		(11)	
	8,441		6,501		3,486		2,628	
Individual provisions	(14)		(8)		(6)		(7)	
Collective provisions[2]	(13)		(10)		(9)		(6)	
Total	8,414		6,483		3,471		2,615	

Notes:
1. IAS adjustments relate to effective interest rate calculations.
2. Collective provisions are set aside to cover losses on past due loans.

The carrying value of the repossessed stock (buses, coaches and commercial stock) was £2.1m (2006: £2.3m). These assets are not utilised by the Group's operations and are sold and converted to cash as soon as practicable.

The fair value of the collateral held against assets that have been individually impaired was £12.4m (2006: £7.4m).

2 Risk management policy and control framework continued

The commercial lending portfolio is subject to regular monitoring for potential impairment. This monitoring includes review of each counterparty's repayment record and examination of new financial and business sector information relevant to each counterparty. In the event of deterioration in a counterparty's creditworthiness being identified through this monitoring a thorough analysis is undertaken to establish the full circumstances surrounding the cause and severity of that deterioration. Where this indicates a reasonable expectation that future anticipated cashflows may not be received, the asset originating these doubtful cashflows is deemed to be impaired. Typical reasons for an impairment charge being made include counterparty insolvency, failure to make agreed repayments or a breach of a covenant included within facility documentation.

£5.1m (2006: £2.8m) of loans that would have been past due or impaired, have had their terms renegotiated.

Treasury

Group Risk is responsible for the credit control of assets held by Treasury, as well as for all country, sovereign and financial institution exposures. Group Risk is independent of the Treasury business unit up to Board level. Risks are managed in accordance with limits, asset quality plans and criteria set out in the relevant policy statement which is approved by GRC. The policy sets out devolved powers which require higher levels of authorisation according to the size or risks of transactions.

Lending and investment decisions are based on independent credit risk analysis, supplemented by the output of internal ratings tools and external rating agency analysis. An internal ratings model is used to grade financial institution exposures and to generate probability of default and expected loss. The Group uses external ratings supplemented by internal analysis to assess the risks associated with structured credit and securitisation investments. Individual exposures are reviewed at least annually. Treasury uses a number of risk mitigation techniques including guarantees, netting and collateralisation agreements. Asset quality monitoring is reported by regular executive and management reporting, quarterly reporting to the GRC and exception reporting against a range of asset quality triggers, which include expected loss analysis.

Treasury assets are made up of the following balances:

	Group		Company	
Treasury assets:	2007 £m	2006 £m	2007 £m	2006 £m
Cash and balances with central banks	**3,471**	2,224	**3,471**	2,224
Due from other banks	**2,885**	2,949	**2,865**	2,940
Trading securities	**1,439**	1,153	**1,439**	1,153
Investment securities:				
– available-for-sale	**12,773**	10,483	**12,761**	10,471
– held-to-maturity	**213**	365	**213**	365
– loans and receivables	**210**	150	**14**	–
– at fair value through profit or loss	**891**	1,373	**36**	518
Trading and investment securities	**15,526**	13,524	**14,463**	12,507
Loans and advances to customers	**233**	430	**233**	200
Derivative financial instruments	**970**	692	**904**	717
Total	**23,085**	19,819	**21,936**	18,588

Treasury assets are split into two further classes, being those held at amortised cost, and those held at fair value. This is further analysed in section (vi) Carrying amounts and fair values of financial assets and liabilities.

Treasury also has £698m of undrawn committed facilities to financial institutions.

	Group		Company	
Counterparty analysis:	2007 £m	2006 £m	2007 £m	2006 £m
Banks	**15,821**	13,728	**15,480**	13,339
Corporate and others	**7,264**	6,091	**6,397**	5,224
Other Group undertakings	**–**	–	**59**	25
Total	**23,085**	19,819	**21,936**	18,588

Arrears and impairment:
Payment due status:

	Group				Company			
	2007 £m	2007 %	2006 £m	2006 %	2007 £m	2007 %	2006 £m	2006 %
Not impaired:								
Neither past due or impaired	**22,868**	**98.54**	19,819	100.00	**21,719**	**98.46**	18,588	100.00
Individually assessed impairments	**339**[1]	**1.46**	–	–	**339**[1]	**1.54**	–	–
	23,207	**100.00**	19,819		**22,058**	**100.00**	18,588	
Individual provision	**(122)**		–		**(122)**		–	
Total	**23,085**		19,819		**21,936**		18,588	

Note:
1. £324m of assets are held at amortised cost, and £15m of assets are held at fair value.

£nil of loans (2006: £nil) that would have been past due or impaired, have had their terms renegotiated.

Financial assets accepted as collateral against investment securities, available-for-sale assets, were £2,049.0m (2006: £425.2m).

The treasury investment portfolio is monitored for potential impairment as soon as an event occurs to suggest a counterparty's creditworthiness merits attention. Once specific events give rise to a reasonable expectation that future anticipated cashflows may not be received, the asset originating these doubtful cashflows will be deemed to be impaired.

For structured investment vehicles (SIVs), impairment is deemed to have occurred when one or more of the following events have occurred:

- the vehicle has realised losses arising from sale of assets that make it probable that the note-holders will not receive principal and base coupon in full;
- the vehicle has been restructured and the terms of the restructuring make it probable that the note-holders will not receive principal and base coupon in full;
- the Group expects to participate in a restructuring or refinancing of the vehicle which has been proposed by the vehicle's manager or sponsor and the likely terms make it probable that the note-holders will not receive principal and base coupon in full;
- the vehicle has entered into enforcement; or
- the funding and market conditions are such that the vehicle is expected either to sell assets or restructure such that it is probable that the note-holders will not receive principal and base coupon in full.

Collateralised debt obligations (CDOs) containing sub-prime US mortgage assets are deemed impaired if estimated losses on the underlying assets exceed the level of credit support. The key assumptions are:

- US house prices are assumed to fall, peak to trough by 25%;
- the cost of repossession is assumed to be 15%;

We continue to have a high quality trading and investment securities portfolio with 94% (2006: 95%) of securities rated at 'A' or above.

Trading and investment securities by credit rating:

	Group		Company	
	2007 %	2006 %	2007 %	2006 %
AAA	**28**	23	**30**	25
AA	**27**	33	**23**	28
A	**39**	39	**41**	42
Other	**6**	5	**6**	5
Total	**100**	100	**100**	100

Treasury investment by instrument type:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Cash and balances with central banks	**3,471**	2,224	**3,471**	2,224
Due from other banks	**2,885**	2,949	**2,865**	2,940
Floating rate notes issued by banks and building societies and other bank exposures	**10,185**	9,351	**9,330**	8,496
Asset backed securities	**4,149**	2,960	**4,141**	2,952
Collateralised debt obligations	**117**	80	**117**	80
Collateralised loan obligations	**181**	110	**181**	110
Structured investment vehicles	**213**	365	**213**	365
Principal protected notes	**35**	79	**35**	79
Other	**646**	579	**446**	425
Loans and advances to customers	**233**	430	**233**	200
Derivative financial instruments	**970**	692	**904**	717
Total	**23,085**	19,819	**21,936**	18,588

(iii) Market risk

Market risk is the potential adverse change in Group income or in the value of the Group's assets and liabilities arising from movements in market rates, including interest rates, exchange rates, inflation rates and equity prices. The Group's exposure to market risk is governed by a policy approved by ALCO and ratified by GRC. The policy sets out the nature of risk which may be taken, and applicable maximum risk limits. The Group risk limits are allocated by ALCO to all Group business units. Group Risk monitors compliance with market risk limits and reports excesses to ALCO.

Interest rate risk

Interest rate re-pricing risk mainly arises from mismatches between the re-pricing dates of the assets and liabilities on the Group's balance sheet, changes in the value of non-linear interest rate positions such as interest rate caps, and from the investment of the Group's reserves and non-interest and low interest rate liabilities. The Group has established a transfer pricing system which passes interest rate re-pricing risks that arise in the various Group businesses to Treasury. Treasury manages the Group's overall interest rate risk within policy limits. In addition, strategic hedges are agreed by the ALCO for the investment of the Group's reserves and non interest and low interest rate liabilities. These hedges are transacted by Treasury.

2 Risk management policy and control framework continued

Interest rate risk limits are expressed as the maximum principal amount which is re-priced during a given time period. In the case of Treasury, interest rate risk is measured and limited according to the market value impact of a one basis point shift in particular points on the yield curve. In addition, Value at Risk (VaR) is used to measure the Group's total exposure to interest rate risks and to generate an economic capital estimate for interest rate risk. The VaR measurement methodology calculates the maximum amount likely to be lost, in market value terms, from existing risk positions as a result of movement in market interest rates. The Group uses a variance-covariance VaR model based on historical volatility and correlation data and measures VaR to 95% confidence over a one month holding period. A separate model is used to calculate the VaR on positions, such as interest rate options, whose market value varies with changes in interest rates in a non-linear way.

Although it is a useful tool in measuring risk, VaR does contain some limitations.

- It does not accurately measure extreme events.
- The use of a 95% confidence level does not by definition include losses beyond this level of confidence.
- It relies on the historical volatility and correlation data being similar to the volatility and correlation positions going forward.

The VaR of the Group's non-trading book exposures are shown below:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Value at Risk	**5.4**	2.5	**5.2**	2.4

The above analysis excludes strategic hedges of Group reserves, non-interest and low interest rate liabilities. Interest rate exposures arising from basis risk, prepayment risk and pipeline risk are excluded from the above measure. These risks are measured using separate techniques and are regularly reported to the ALCO.

The Group's trading activities are conducted through the Group's Treasury division. Group Treasury's control of, and approach to, market risk, with respect to its trading book activities, is defined by market risk tolerance levels documented in a policy approved by GRC. Market Risk in the trading book is measured and controlled through stop loss limits and interest rate and credit spread sensitivity limits. For Foreign Exchange positions, net present values of net short positions and stop losses are monitored.

	Group & Company			
	2007		2006	
	Sensitivity to 100 bp change in interest rates £m	Sensitivity to 1bp change in credit spread £m	Sensitivity to 100 bp change in interest rates £m	Sensitivity to 1bp change in credit spread £m
Highest	**1.1**	**0.3**	0.9	n/a[1]
Lowest	**0.5**	**0.2**	0.3	n/a[1]
Average	**0.8**	**0.3**	0.4	n/a[1]
Exposure as at 31 December	**0.9**	**0.2**	0.4	n/a[1]

Note:
1. Monitoring of the sensitivity to 1bp change in credit spread commenced in 2007.

Foreign exchange risk

The Group's policy is to have no material open foreign currency positions. The Group offers foreign exchange services to customers through both Treasury and Commercial Bank operations. Detailed limits and controls are established within those businesses to control the exposure. Commercial Bank clears its positions with Treasury in accordance with the policy of transferring market risk positions to Treasury wherever possible. As part of its normal operations, Treasury borrows and invests funds in currencies other than sterling. The foreign exchange risks of these activities are hedged within Treasury's limits.

Equity risk

The Group's policy is to have no material exposure to equity price risk. Retail Banking sells third party stock market bonds. The equity and interest rate risks from these bonds are borne entirely by the third party. Alliance & Leicester International Limited sells stock market bonds to customers. Positions may arise in the management of such bonds due to mismatches between the hedging contracts and the underlying customer liabilities. Procedures are established to minimise these positions as tightly as is operationally practicable and to report open positions to ALCO on a monthly basis.

Inflation risk

The Group's policy is to have no material exposure to inflation risk. This risk arises due to the exposure to inflation linked bonds and loans in Commercial Banking. It is the Group's policy to fully hedge inflation risk, using inflation swaps or other effective hedge instruments.

(iv) Liquidity and funding risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due, or that the Group is unable to meet regulatory prudential liquidity ratios. It is Group policy to ensure that sufficient liquid assets are at all times available to meet the Group's obligations, after taking into account withdrawals of customer deposits, draw-down of customer facilities and growth in the balance sheet. The management of the Group's liquidity is the responsibility of Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required, and also holds liquid assets and committed facilities to cover any liquidity shortfall. Daily monitoring of liquidity limits is performed by Group Risk. Liquidity policy is approved by ALCO and ratified by GRC.

The policy requires compliance with Sterling Stock Liquidity rules and places limits on maximum wholesale outflow over particular time horizons, and specifies minimum holdings of eligible liquid assets and committed facilities. The policy also specifies the minimum amount of wholesale funding over one year, and specifies the maximum ratio of customer loans and advances to the sum of wholesale funding with a residual maturity in excess of one year and customer deposits.

The Group performs liquidity stress testing based on a range of adverse scenarios, and has a liquidity contingency funding plan which is maintained in order to ensure that the Group has access to sufficient resources to meet obligations as they fall due if these scenarios occur. Stressed liquidity profiles are reported to ALCO quarterly.

Our assets are funded using a well diversified mix of retail and wholesale funds. We plan to fund our customer loans and advances using customer deposits and wholesale funds with a maturity duration of at least six months (see page 12 for further detail).

The Group manages liquidity risk based on scenarios around expected, as opposed to contractual, maturity profiles. Managing liquidity on an expected maturity basis recognises that some liabilities are likely to be paid later than the earliest date the Group is contractually required to pay. For instance, although a customer placing a deposit with the Group may be contractually able to withdraw the deposit at any time, resulting in this deposit being recorded in the 'Less than 1 Month' bucket in the tables below, this is not an accurate representation of how long the deposit is expected to remain with the Group.

The tables below analyse the Group's and Company's non-derivative liabilities into relevant maturity groupings based on the remaining period at the balance sheet date. Amounts represent undiscounted cashflows of financial liabilities including interest. The tables are based on contractual rather than expected maturities and include interest payments. Where the Group or Company has a right or obligation to repay a facility, the facility is recognised at the earliest contractual cashflow date rather than maturity.

Group 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Financial liabilities						
Due to other banks	4,434.9	4,645.3	5,053.3	6,268.6	96.3	20,498.4
Due to customers	28,998.2	1,594.3	1,850.9	323.3	265.9	33,032.6
Debt securities in issue[1]	1,910.1	3,996.5	5,362.3	10,492.2	14,364.5	36,125.6
Other borrowed funds	0.9	11.0	102.2	127.7	932.3	1,174.1
Total financial liabilities	**35,344.1**	**10,247.1**	**12,368.7**	**17,211.8**	**15,659.0**	**90,830.7**

Note:
1. These figures reflect the contractual maturities on securitisation to 2031 and 2054.

Group 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Financial liabilities						
Due to other banks	3,786.7	3,363.8	1,609.1	5.8	–	8,765.4
Due to customers	26,482.2	2,162.2	2,036.9	320.0	188.2	31,189.5
Debt securities in issue[1]	2,159.8	6,592.9	5,291.0	10,366.6	8,863.8	33,274.1
Other borrowed funds	0.6	21.8	45.5	195.8	916.2	1,179.9
Total financial liabilities	32,429.3	12,140.7	8,982.5	10,888.2	9,968.2	74,408.9

Note:
1. These figures reflect the contractual maturities on securitisation to 2031 and 2054.

Company 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Financial liabilities						
Due to other banks	5,600.1	6,059.6	5,053.3	6,268.6	98.9	23,080.5
Due to customers	29,273.5	1,237.3	1,347.5	306.7	265.6	32,430.6
Debt securities in issue	1,847.5	3,596.5	5,188.2	9,598.4	760.7	20,991.3
Other borrowed funds	0.9	11.0	102.2	127.7	932.3	1,174.1
Funding for securitisations[1]	61.8	–	174.1	882.0	13,606.7	14,724.6
Total financial liabilities	**36,783.8**	**10,904.4**	**11,865.3**	**17,183.4**	**15,664.2**	**92,401.1**

Note:
1. These figures reflect the contractual maturities on securitisation to 2031 and 2054.

Company 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Financial liabilities						
Due to other banks	5,208.8	5,089.8	1,609.0	5.8	–	11,913.4
Due to customers	25,886.6	1,513.5	1,957.5	312.5	188.5	29,858.6
Debt securities in issue	2,159.0	6,592.6	5,191.8	9,881.2	1,512.4	25,337.0
Other borrowed funds	0.6	10.5	26.5	204.9	937.4	1,179.9
Funding for securitisations[1]	–	–	98.9	482.6	6,915.1	7,496.6
Total financial liabilities	33,255.0	13,206.4	8,883.7	10,887.0	9,553.4	75,785.5

Note:
1. These figures reflect the contractual maturities on securitisation to 2031 and 2054.

The following tables give the Company's and the Group's contractual maturities for their derivative financial instruments. The tables have been drawn up based on undiscounted net cash inflows/(outflows) on the derivative instruments settled on a net basis, and the undiscounted gross inflows/(outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

2 Risk management policy and control framework continued

Group 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Derivative financial instruments						
Assets	(39.4)	63.3	43.3	234.4	34.4	336.0
Liabilities	39.7	11.5	224.8	196.3	55.1	527.4
Total	**(79.1)**	**51.8**	**(181.5)**	**38.1**	**(20.7)**	**(191.4)**

Group 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Derivative financial instruments						
Assets	55.1	23.1	2.9	162.1	21.7	264.9
Liabilities	(38.2)	(0.6)	69.6	323.0	(13.1)	340.7
Total	93.3	23.7	(66.7)	(160.9)	34.8	(75.8)

Company 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Derivative financial instruments						
Assets	(45.0)	61.7	51.9	268.4	59.4	396.4
Liabilities	43.0	11.9	222.2	201.9	50.2	529.2
Total	**(88.0)**	**49.8**	**(170.3)**	**66.5**	**9.2**	**(132.8)**

Company 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Derivative financial instruments						
Assets	54.1	23.3	(0.9)	165.7	54.1	296.3
Liabilities	(33.9)	2.6	86.1	353.6	(37.9)	370.5
Total	88.0	20.7	(87.0)	(187.9)	92.0	(74.2)

Financial assets are used to meet liquidity needs, by utilising the cash inflows arising from these assets, sale and repurchase arrangements or outright sales. The Group and Company have diverse funding resources and credit facilities in place to augment these cashflows when needed.

The tables below analyse the Group and Company assets and liabilities into relevant maturity groupings based on the remaining period to contractual maturity at the balance sheet date.

Group 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Assets						
Cash and balances with central banks	3,471.0	–	–	–	–	3,471.0
Due from other banks	2,694.1	10.4	1.9	179.0	–	2,885.4
Trading securities	–	66.2	33.2	114.6	1,224.9	1,438.9
Derivative financial instruments	32.7	103.2	264.1	305.1	265.2	970.3
Loans and advances to customers	821.9	577.0	2,133.1	4,989.1	44,625.5	53,146.6
Net investment in finance leases and hire purchase contracts	26.4	51.5	207.7	578.8	1,044.8	1,909.2
Investment securities:						
– available-for-sale	259.5	479.6	824.5	7,520.8	3,688.3	12,772.7
– held-to-maturity	–	16.9	–	117.1	78.9	212.9
– loans and receivables	196.9	–	–	–	13.5	210.4
– at fair value through profit or loss	–	859.8	–	15.2	16.2	891.2
Other assets	306.0	9.1	117.5	292.0	321.6	1,046.2
Total assets	**7,808.5**	**2,173.7**	**3,582.0**	**14,111.7**	**51,278.9**	**78,954.8**
Liabilities						
Due to other banks	4,382.8	4,412.7	4,435.4	6,063.0	93.0	19,386.9
Derivative financial instruments	62.2	97.3	243.9	267.6	120.2	791.2
Due to customers	26,921.4	1,577.7	1,774.3	259.5	225.4	30,758.3
Debt securities in issue	1,776.7	3,782.4	4,822.9	8,389.6	5,476.8	24,248.4
Other borrowed funds	–	–	80.8	–	630.4	711.2
Other liabilities	340.8	109.6	53.2	93.5	138.0	735.1
Total liabilities	**33,483.9**	**9,979.7**	**11,410.5**	**15,073.2**	**6,683.8**	**76,631.1**
Net liquidity gap at 31 December 2007	**(25,675.4)**	**(7,806.0)**	**(7,828.5)**	**(961.5)**	**44,595.1**	**2,323.7**

Group 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Group Total £m
Assets						
Cash and balances with central banks	2,224.0	–	–	–	–	2,224.0
Due from other banks	2,482.3	466.1	0.3	–	–	2,948.7
Trading securities	–	13.7	49.4	194.8	895.0	1,152.9
Derivative financial instruments	62.8	90.3	145.4	286.6	106.7	691.8
Loans and advances to customers	522.6	600.5	1,205.4	4,790.7	39,231.5	46,350.7
Net investment in finance leases and hire purchase contracts	34.2	52.6	195.1	517.4	1,127.6	1,926.9
Investment securities:						
– available-for-sale	196.5	290.4	1,012.3	6,738.6	2,245.0	10,482.8
– held-to-maturity	–	0.1	–	143.5	221.1	364.7
– loans and receivables	–	150.3	–	–	–	150.3
– at fair value through profit or loss	69.5	942.7	272.3	–	88.8	1,373.3
Other assets	256.8	41.2	124.3	261.1	207.5	890.9
Total assets	5,848.7	2,647.9	3,004.5	12,932.7	44,123.2	68,557.0
Liabilities						
Due to other banks	3,740.5	3,310.3	1,573.9	4.9	–	8,629.6
Derivative financial instruments	16.0	72.4	141.2	345.0	100.8	675.4
Due to customers	25,034.7	2,148.4	1,963.9	265.8	146.6	29,559.4
Debt securities in issue	2,126.7	6,157.8	4,643.4	8,237.9	4,249.6	25,415.4
Other borrowed funds	–	11.3	19.0	73.8	592.6	696.7
Other liabilities	296.7	124.1	47.0	384.9	155.0	1,007.7
Total liabilities	31,214.6	11,824.3	8,388.4	9,312.3	5,244.6	65,984.2
Net liquidity gap at 31 December 2006	(25,365.9)	(9,176.4)	(5,383.9)	3,620.4	38,878.6	2,572.8

Company 2007	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Assets						
Cash and balances with central banks	3,471.0	–	–	–	–	3,471.0
Due from other banks	2,672.6	10.4	2.6	179.0	–	2,864.6
Trading securities	–	66.2	33.2	114.6	1,224.9	1,438.9
Derivative financial instruments	32.8	103.2	264.3	322.5	181.4	904.2
Loans and advances to customers	7,406.5	853.1	1,889.0	2,063.4	43,413.1	55,625.1
Investment securities:						
– available-for-sale	259.5	479.6	824.5	7,517.0	3,680.2	12,760.8
– held-to-maturity	–	16.9	–	117.1	78.9	212.9
– loans and receivables	–	–	–	–	13.5	13.5
– at fair value through profit or loss	–	4.3	–	15.2	16.2	35.7
Other assets	299.7	31.9	37.8	154.0	1,396.0	1,919.4
Total assets	**14,142.1**	**1,565.6**	**3,051.4**	**10,482.8**	**50,004.2**	**79,246.1**
Liabilities						
Due to other banks	5,536.9	5,817.3	4,435.4	6,063.0	95.6	21,948.2
Derivative financial instruments	62.2	97.3	254.9	276.7	176.7	867.8
Due to customers	26,973.3	1,215.4	1,276.1	243.4	225.1	29,933.3
Debt securities in issue	1,775.9	3,382.4	4,822.9	8,377.8	619.4	18,978.4
Other borrowed funds	–	–	80.8	–	630.4	711.2
Other liabilities	340.0	85.7	5.7	14.9	4,671.0	5,117.3
Total liabilities	**34,688.3**	**10,598.1**	**10,875.8**	**14,975.8**	**6,418.2**	**77,556.2**
Net liquidity gap at 31 December 2007	**(20,546.2)**	**(9,032.5)**	**(7,824.4)**	**(4,493.0)**	**43,586.0**	**1,689.9**

2 Risk management policy and control framework continued

Company Restated 2006	Less than 1 month £m	1 to 3 months £m	3 months to 12 months £m	1 to 5 years £m	Over 5 years £m	Company Total £m
Assets						
Cash and balances with central banks	2,224.0	-	-	-	-	2,224.0
Due from other banks	2,479.7	460.1	0.3	-	-	2,940.1
Trading securities	-	13.7	49.4	194.8	895.0	1,152.9
Derivative financial instruments	58.4	90.4	146.1	287.6	134.6	717.1
Loans and advances to customers	6,275.7	870.0	993.4	1,916.4	38,282.1	48,337.6
Investment securities:						
– available-for-sale	196.5	290.4	1,012.3	6,734.8	2,237.0	10,471.0
– held-to-maturity	-	0.1	-	143.5	221.1	364.7
– loans and receivables	-	–	-	–	-	–
– at fair value through profit or loss	69.5	87.8	272.3	-	88.8	518.4
Other assets	227.4	11.9	58.1	187.4	1,175.9	1,660.7
Total assets	11,531.2	1,824.4	2,531.9	9,464.5	43,034.5	68,386.5
Liabilities						
Due to other banks	4,871.1	5,025.4	1,573.8	4.9	-	11,475.2
Derivative financial instruments	16.0	71.4	145.9	399.8	90.1	723.2
Due to customers	24,070.4	1,502.3	1,726.3	258.3	146.9	27,704.2
Debt securities in issue	2,125.9	6,157.5	4,643.1	8,235.1	1,324.0	22,485.6
Other borrowed funds	-	–	-	82.9	613.8	696.7
Other liabilities	327.7	87.9	8.5	137.3	2,671.2	3,232.6
Total liabilities	31,411.1	12,844.5	8,097.6	9,118.3	4,846.0	66,317.5
Net liquidity gap at 31 December 2006	(19,879.9)	(11,020.1)	(5,565.7)	346.2	38,188.5	2,069.0

(v) Derivatives
A derivative is an agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other financial prices. Derivatives are an efficient and cost effective means of managing risk and are an essential tool in treasury management. Derivatives are used primarily by the Group for balance sheet management purposes.

Types of derivatives and uses
The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts, which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal and commercial loans, leasing arrangements, fixed rate savings products, funding and investment activities and foreign exchange services to customers. The following table below describes the significant activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRAs
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives
With the exception of credit exposures, which are managed within policies approved by the GRC, the approval of all limits over the use of derivatives is the responsibility of the ALCO. All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges and are not subject to significant credit risk. Other derivative contracts are on an 'Over the Counter' basis with OECD financial institutions. The exposures arising from these contracts are shown in Note 17 on pages 80 and 81.

(vi) Carrying amounts and fair values of financial assets and liabilities

The tables below summarise the classification of the carrying amounts of the Group and Company financial assets and financial liabilities as at 31 December 2007 and 31 December 2006.

Group 2007	Liabilities at amortised cost £m	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	Derivatives & financial assets and liabilities at fair value through profit or loss £m	Total £m
Financial assets						
Cash and balances with central banks	–	–	–	3,471.0	–	**3,471.0**
Due from other banks	–	–	–	2,885.4	–	**2,885.4**
Trading securities	–	–	–	–	1,438.9	**1,438.9**
Derivative financial instruments	–	–	–	–	970.3	**970.3**
Loans and advances to customers	–	–	–	53,146.6	–	**53,146.6**
Net investment in finance leases and hire purchase contracts	–	–	–	1,909.2	–	**1,909.2**
Investment securities	–	12,772.7	212.9	210.4	891.2[1]	**14,087.2**
Total financial assets	**–**	**12,772.7**	**212.9**	**61,622.6**	**3,300.4**	**77,908.6**
Other non-financial assets						**1,046.2**
Total assets						**78,954.8**
Financial liabilities						
Due to other banks	18,511.3	–	–	–	875.6[1]	**19,386.9**
Derivative financial instruments	–	–	–	–	791.2	**791.2**
Due to customers	29,976.0	–	–	–	782.3[1]	**30,758.3**
Debt securities in issue	21,879.0	–	–	–	2,369.4[1]	**24,248.4**
Other borrowed funds	711.2	–	–	–	–	**711.2**
Total financial liabilities	**71,077.5**	**–**	**–**	**–**	**4,818.5**	**75,896.0**
Other non-financial liabilities						**735.1**
Total liabilities						**76,631.1**

Note:
1. See Note 22 for financial assets and liabilities designated upon initial recognition as at fair value through profit or loss.

Group 2006	Liabilities at amortised cost £m	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	Derivatives & financial assets and liabilities at fair value through profit or loss £m	Total £m
Financial assets						
Cash and balances with central banks	–	–	–	2,224.0	–	2,224.0
Due from other banks	–	–	–	2,948.7	–	2,948.7
Trading securities	–	–	–	–	1,152.9	1,152.9
Derivative financial instruments	–	–	–	–	691.8	691.8
Loans and advances to customers	–	–	–	46,350.7	–	46,350.7
Net investment in finance leases and hire purchase contracts	–	–	–	1,926.9	–	1,926.9
Investment securities	–	10,482.8	364.7	150.3	1,373.3[1]	12,371.1
Total financial assets	–	10,482.8	364.7	53,600.6	3,218.0	67,666.1
Other non-financial assets						890.9
Total assets						68,557.0
Financial liabilities						
Due to other banks	6,623.6	–	–	–	2,006.0[1]	8,629.6
Derivative financial instruments	–	–	–	–	675.4	675.4
Due to customers	28,395.7	–	–	–	1,163.7[1]	29,559.4
Debt securities in issue	19,684.8	–	–	–	5,730.6[1]	25,415.4
Other borrowed funds	696.7	–	–	–	–	696.7
Total financial liabilities	55,400.8	–	–	–	9,575.7	64,976.5
Other non-financial liabilities						1,007.7
Total liabilities						65,984.2

Note:
1. See Note 22 for financial assets and liabilities designated upon initial recognition as at fair value through profit or loss.

2 Risk management policy and control framework continued

Company 2007	Liabilities at amortised cost £m	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	Derivatives & financial assets and liabilities at fair value through profit or loss £m	Total £m
Financial assets						
Cash and balances with central banks	–	–	–	3,471.0	–	**3,471.0**
Due from other banks	–	–	–	2,864.6	–	**2,864.6**
Trading securities	–	–	–	–	1,438.9	**1,438.9**
Derivative financial instruments	–	–	–	–	904.2	**904.2**
Loans and advances to customers	–	–	–	55,625.1	–	**55,625.1**
Investment securities	–	12,760.8	212.9	13.5	35.7[1]	**13,022.9**
Total financial assets	**–**	**12,760.8**	**212.9**	**61,974.2**	**2,378.8**	**77,326.7**
Other non-financial assets						**1,919.4**
Total assets						**79,246.1**
Financial liabilities						
Due to other banks	21,072.6	–	–	–	875.6[1]	**21,948.2**
Derivative financial instruments	–	–	–	–	867.8	**867.8**
Due to customers	29,151.0	–	–	–	782.3[1]	**29,933.3**
Debt securities in issue	16,609.0	–	–	–	2,369.4[1]	**18,978.4**
Other borrowed funds	711.2	–	–	–	–	**711.2**
Total financial liabilities	**67,543.8**	**–**	**–**	**–**	**4,895.1**	**72,438.9**
Other non-financial liabilities						**5,117.3**
Total liabilities						**77,556.2**

Note:
1. See Note 22 for financial assets and liabilities designated upon initial recognition as at fair value through profit or loss.

Company 2006	Liabilities at amortised cost £m	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	Derivatives & financial assets and liabilities at fair value through profit or loss £m	Total £m
Financial assets						
Cash and balances with central banks	–	–	–	2,224.0	–	2,224.0
Due from other banks	–	–	–	2,940.1	–	2,940.1
Trading securities	–	–	–	–	1,152.9	1,152.9
Derivative financial instruments	–	–	–	–	717.1	717.1
Loans and advances to customers	–	–	–	48,337.6	–	48,337.6
Investment securities	–	10,471.0	364.7	–	518.4[1]	11,354.1
Total financial assets	–	10,471.0	364.7	53,501.7	2,388.4	66,725.8
Other non-financial assets						1,660.7
Total assets						68,386.5
Financial liabilities						
Due to other banks	9,469.2	–	–	–	2,006.0[1]	11,475.2
Derivative financial instruments	–	–	–	–	723.2	723.2
Due to customers	26,540.5	–	–	–	1,163.7[1]	27,704.2
Debt securities in issue	16,755.0	–	–	–	5,730.6[1]	22,485.6
Other borrowed funds	696.7	–	–	–	–	696.7
Total financial liabilities	53,461.4	–	–	–	9,623.5	63,084.9
Other non-financial liabilities						3,232.6
Total liabilities						66,317.5

Note:
1. See Note 22 for financial assets and liabilities designated upon initial recognition as at fair value through profit or loss.

The following table summarises the carrying values and fair values of those financial assets and liabilities not presented on the Group and Company balance sheets at their fair value (loans and receivables, held-to-maturity and liabilities at amortised cost):

	Group				Company			
	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m	2007 Carrying value £m	2007 Fair value £m	Restated 2006 Carrying value £m	Restated 2006 Fair value £m
Financial assets								
Due from other banks	**2,885.4**	**2,881.9**	2,948.7	2,948.5	**2,864.6**	**2,861.1**	2,940.1	2,939.9
Loans and advances to customers	**53,146.6**	**53,209.8**	46,350.7	46,104.9	**55,625.1**	**55,668.7**	48,337.6	48,131.2
Net investment in finance leases and hire purchase contracts	**1,909.2**	**1,910.5**	1,926.9	1,922.4	**-**	**-**	-	-
Investment securities: held-to-maturity	**212.9**	**180.8**	364.7	365.2	**212.9**	**180.8**	364.7	365.2
Investment securities: loans and receivables	**210.4**	**210.4**	150.3	150.3	**13.5**	**13.5**	-	-
Financial liabilities								
Due to other banks	**18,511.3**	**18,425.1**	6,623.6	6,625.9	**21,072.6**	**20,986.4**	9,469.2	9,471.4
Due to customers	**29,976.0**	**29,978.7**	28,395.7	28,394.3	**29,151.0**	**29,152.9**	26,540.5	26,538.7
Debt securities in issue	**21,879.0**	**21,507.4**	19,684.8	19,683.4	**16,609.0**	**16,376.6**	16,755.0	16,753.6
Other borrowed funds	**711.2**	**680.3**	696.7	696.7	**711.2**	**680.3**	696.7	696.7

Due from and to other banks
The fair value of overnight deposits is approximately equal to their carrying amount. The estimated fair value of other loans and deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.

Loans and advances to customers and due to customers
Floating rate loans and advances and deposits are recorded in the balance sheet using the Effective Interest Rate (EIR) method, less provisions for impairment. This value is considered to be a good approximation for fair value. For fixed rate loans and advances and deposits the fair value is calculated by discounting expected future cash flows on the instruments at current market interest rates.

Net investment in finance leases and hire purchase contracts
The fair value of floating rate assets is approximately equal to their carrying amount. The estimated fair value of fixed rate assets is calculated by discounting expected future cash flows on the instruments at current market interest rates.

Investment securities, debt securities in issue, and other borrowed funds
Fair values are based on quoted market prices. For instruments where quoted market prices are not available, the market price is based on discounted cash flows using interest rates for securities with similar credit, maturity and yield characteristics.

Held-to-maturity investment securities comprise mezzanine and capital notes in Structured Investment Vehicles ('SIVs'). The fair value of these investments has been estimated by considering their net asset value, which is the share of the market value of assets minus liabilities. For mezzanine notes the net asset value is 100% of the par value of the notes, provided the net asset value of the junior notes is above zero.

The following tables summarise the carrying and fair values of financial assets and liabilities by class (Retail, Commercial and Treasury):

	Group				Company			
	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m
Financial assets:								
Retail	**46,692.9**	**46,744.0**	41,665.4	41,434.9	**42,936.9**	**42,980.6**	38,055.5	37,852.8
Commercial[1]	**8,130.3**	**8,143.7**	6,182.3	6,162.5	**3,471.8**	**3,471.7**	2,613.9	2,610.2
Treasury	**23,085.4**	**23,049.8**	19,818.4	19,818.7	**21,934.2**	**21,898.6**	18,588.6	18,588.9
Non financial assets[1]	**1,046.2**	**1,046.2**	890.9	890.9	**1,919.4**	**1,919.4**	1,660.7	1,660.7
Amounts due from subsidiary undertakings	**-**	**-**	-	-	**8,983.8**	**8,983.8**	7,467.8	7,467.8
Total assets	**78,954.8**	**78,983.7**	68,557.0	68,307.0	**79,246.1**	**79,254.1**	68,386.5	68,180.4
Financial liabilities:								
Retail	**23,311.7**	**23,313.8**	22,725.3	22,723.1	**20,867.8**	**20,869.1**	19,991.6	19,988.8
Commercial	**3,859.3**	**3,859.3**	3,171.2	3,171.2	**3,859.3**	**3,859.3**	3,171.2	3,171.2
Treasury	**48,725.0**	**48,236.9**	39,080.0	39,081.7	**47,689.8**	**47,340.9**	39,900.1	39,901.9
Non financial liabilities	**735.1**	**735.1**	1,007.7	1,007.7	**5,139.3**	**5,139.3**	3,254.6	3,254.6
Total liabilities	**76,631.1**	**76,145.1**	65,984.2	65,983.7	**77,556.2**	**77,208.6**	66,317.5	66,316.5

Note:
1. For the purpose of this table, operating lease assets have been included within 'Non financial assets' and not commercial assets.

2 Risk management policy and control framework continued

(vii) Capital management

In order to protect the solvency of the Group, internal capital is held to provide a cushion for unexpected losses. In assessing the adequacy of its capital, the Group considers its risk appetite, the material risks to which the Group is exposed and the appropriate management strategies for each of the Group's material risks, including whether or not capital provides an appropriate mitigant.
In addition to capital adequacy reporting to the FSA, a FICAA (Full Internal Capital Adequacy Assessment) is performed semi-annually, in order to assess the Group's capital adequacy and to determine the levels of capital required going forward to support the current and future risks in the business. All parts of this analysis are pulled together into a single document, the executive summary of which is approved by the GRC. Finance is responsible for producing budgets to identify expected future capital requirements from changes to business volumes and mix of assets and activities. Group Risk is responsible for ensuring that the Group's current and future risks are reflected in the capital adequacy assessment and that sufficient capital is maintained to provide the Group with adequate headroom given multiple stressed scenarios.

The amount and composition of the Group's capital requirement is determined by assessing the minimum capital requirement under Pillar 1 based upon the Capital Requirements Directive (CRD), the Group's economic capital requirement, the impact of stress and scenario tests, the Group's Individual Capital Guidance and the capital requirement that is consistent with the Group's target external rating.

The table below summarises the composition of regulatory capital for the Group as at 1 January and 31 December 2007. During the years ended 31 December 2006 and 31 December 2007, the individual entities within the Group and the Group complied with all of the externally imposed capital requirements to which they are subject.

In 2007 capital was managed under a Basel II basis (2006: Basel I basis).

	Notes	As at 31.12.07 £m	As at 01.01.07 £m
Core tier 1 capital			
Called up share capital		**210**	219
Share premium account		**125**	106
Retained earnings and other reserves	1	**1,511**	1,677
		1,846	2,002
Preference share capital			
Perpetual non cumulative preference shares	2	**294**	294
Innovative tier 1 instruments	3	**311**	311
Deductions from tier 1 capital			
Intangible assets	4	**(116)**	(55)
Expected losses	5	**(64)**	(90)
		(180)	(145)
Tier 1 capital after deductions		**2,271**	2,462
Tier 2 capital			
Subordinated debt	6	**650**	650
Collective provisions		**5**	4
		655	654
Deductions from tier 2 capital			
Expected losses	5	**(64)**	(90)
Tier 2 capital after deductions		**591**	564
Deductions from total of tier 1 and tier 2 capital		**(5)**	-
Total capital resources		**2,857**	3,026
		%	%
Total tier 1 ratio after deductions – Basel I RWA		**6.1**	7.7
Total tier 1 ratio after deductions – Basel II RWA		**9.4**	12.2

Notes:
1. Retained earnings and other reserves exclude gains or losses on cashflow hedges and available-for-sale assets. The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken for an estimate of the additional contributions to be made in the next five years, less associated deferred tax. When the Scheme is in surplus, the pension fund asset is not included within capital. This adjustment is reflected in the reserves number.
2. See Note 36 for further information.
3. See Note 35 for further information.
4. Intangible assets include capitalised software and goodwill.
5. Under Basel II a deduction is made for the excess of expected losses over customer loans and advances provisions that are on an IRB approach. Half of this is deducted from tier 1 capital and half from tier 2 capital.
6. The subordinated debt was raised in order to increase the capital base of the company. In accordance with FSA guidance, in the last five years to maturity the subordinated debt is amortised on a straight line basis. (See Note 32 for further information).

In 2007 the Group bought back 19.9m shares at a total cost of £194m. Our total capital resources benefitted by £52m as a result of lower deductions for expected losses, following further refinement of our Basel II models. Total capital resources were reduced by £61m as a result of an increase in intangible assets, reflecting the ongoing investment in the ALNOVA system.

Risk weighted assets
The table below shows the Group's risk weighted assets (RWA) and operational risk under Basel II Pillar 1, and the Basel I RWA.

Basel II – Pillar 1	Notes	As at 31.12.07 £m	As at 01.01.07 £m
Risk weighted assets:			
Mortgages		3,980	4,539
Unsecured personal loans		3,647	3,808
Corporates		7,005	4,909
Banks		2,844	2,356
Investments in securitisations	1	2,974	1,145
Other	2	1,352	1,203
Total credit and market RWA		21,802	17,960
Operational risk	3	2,280	2,260
Total Basel II – Pillar 1 RWA		24,082	20,220
Total Basel I RWA		37,297	32,180

Notes:
1. The definition 'Investments in securitisations' includes ABS, MBS, SIVs, CDOs and liquidity facilities.
2. Includes market risk, current accounts, exposures to Central Banks and other assets.
3. Notional risk weighted assets calculated at the end of each financial year.

As a result of Basel II, the Group's RWA at 31 December 2007 were 35% lower than they would have been under Basel I, reflecting our high quality assets and risk management processes.

The Group's RWA under Basel II increased by £3.8bn in 2007. Mortgage RWA reduced by £0.6bn, reflecting the refinement of our Basel II mortgage models, whilst corporates, which primarily reflects commercial lending, increased by £2.1bn, predominantly reflecting the growth in balances and a small reduction in the proportion of bank guaranteed loans.

RWA relating to banks, including FRNs, increased as a result of the higher levels of liquidity being held. RWA relating to the category 'securitisations', including ABS, CDOs and CLOs, increased by £1.8bn, reflecting the restructuring of SIVs and reductions in their credit ratings. Our total RWA also includes £59m of RWA in respect of our off-balance sheet conduit.

Capital requirements

	As at 31.12.07 £m	As at 01.01.07 £m
Pillar 1 capital requirement	1,927	1,618
Basel I transitional floor	2,694	2,296
Total capital resources	2,857	3,026

The Basel II – Pillar 1 capital requirement of £1,927m is 8% of total Basel II – Pillar 1 RWA of £24,082m. Our internal assessment of the Pillar 2 capital requirement is currently around 30% of the Group's Pillar 1 requirement, prior to any additional FSA capital guidance. Together, these make up our total Basel II capital requirement.

During the transition to Basel II, the Group is required to hold capital at or above a transitional floor. This floor is calculated as 8% of Basel I RWA, less collective provisions, multiplied by a factor of 95% in 2007, 90% in 2008 and 80% in 2009. The Group's total capital resources at the end of 2007 were higher than our Basel II capital requirement and the transitional floor.

Under Basel II – Pillar 3, the Group is required to disclose additional information on its loans and advances. These disclosures will provide more detail of our high quality assets, and will be published on the Group's website in April.

Reconciliation of ordinary shareholders' funds to equity tier 1 capital

	Notes	As at 31.12.07 £m	As at 31.12.06 £m
Ordinary shareholders' funds (equity)		1,716	1,968
Adjusted for:			
Pension fund	1	(29)	19
Cashflow hedges and available-for-sale assets	2	156	15
Minority interest		3	–
Core tier 1 capital		1,846	2,002
Intangible assets	3	(116)	(55)
Equity tier 1 capital		1,730	1,947

Notes:
1. Retained earnings and other reserves exclude gains or losses on cashflow hedges and available-for-sale assets. The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken for an estimate of the additional contributions to be made in the next five years, less associated deferred tax. When the Scheme is in surplus, the pension fund asset is not included within capital. This adjustment is reflected in the reserves number.
2. Gains or losses on cashflow hedges and available-for-sale assets are required to be excluded from equity tier 1 capital.
3. Intangible assets, including capitalised software and goodwill, are deducted in the calculation of equity tier 1 capital.

2 Risk management policy and control framework continued

Underlying return on equity tier 1 capital

	Note	Year ended 31.12.07 £m	Year ended 31.12.06 £m
Profit attributable to ordinary shareholders		**256.7**	432.2
Adjusted for:			
Redundancy costs		**8.4**	24.2
Less associated tax credit		**(2.5)**	(7.3)
Release of tax provision	1	**-**	(29.7)
Hedge ineffectiveness		**9.5**	(7.6)
Less associated tax (credit)/charge		**(2.9)**	2.3
Core profit after tax		**269.2**	414.1
Average equity tier 1		**1,839**	1,923
Underlying return on equity tier 1		**14.6%**	21.5%

Note:
1. The tax provision release in 2006 is in respect of the excess received from the disposal of the credit card accounts to MBNA in August 2002.

The Company maintains sufficient reserves to maintain its ongoing business activities. Regulatory capital is monitored at a Group level and there are no specific externally imposed capital requirements for the Company.

3 Critical accounting estimates and areas of significant management judgement

Some asset and liability amounts reported in the accounts are based on management judgements, estimates and assumptions. There is therefore a risk of significant changes to the carrying amounts for these assets and liabilities within the next financial year.

Impairment provisions – Retail Banking and Commercial Bank

The level of potential credit losses is uncertain and depends on a number of factors such as unemployment levels, interest rates, house price levels, commercial property prices and other general economic conditions. The Group bases impairment provisions on estimates based on historical loss experience. Actual cash flows on financial assets may differ from management judgements and estimates, resulting in an increase or decrease in impairment charges and provisions. These models used in calculating the impairment provisions do not contain judgemental inputs, but judgement and knowledge are needed in selecting the statistical methods to use when the models are developed or revised. Retail Banking use different provisioning models for unsecured personal loans, to those used for mortgage and current accounts. During the year the unsecured personal loan model was refined.

To the extent that actual losses incurred differ from that estimated by +/-10%, the impairment provisions on loans and advances to customers would change by an estimated £12.0m (2006: £13.5m) higher or £12.0m (2006: £13.4m) lower respectively.

Impairment provisions – Treasury

An impairment charge of £152.9m was made in 2007 (2006: £nil) against the Group's treasury instruments, comprising £142.3m for Structured Investment Vehicles ('SIVs') and £10.6m for Collateralised Debt Obligations ('CDOs').

SIVs

The impairment loss charge for SIVs is made up of £31.2m realised losses on restructured SIVs and a provision of £111.1m against the Group's gross exposure to SIVs at 31 December 2007 of £324.0m.

The provision is based on an estimate of losses that the SIVs have incurred which is described in Note 2 on page 60 and 61.

If the provision was restricted to losses on assets already sold at the balance sheet date then it would decrease by £73.4m to £37.7m and the 2007 SIV impairment loss charge would fall to £68.9m.

If the provision was increased to reduce the carrying value of the SIVs not being restructured to net asset value then it would increase by £32.1m to £143.2m, and the 2007 SIV impairment loss charge would increase to £174.4m.

CDOs

At 31 December 2007 the Group had £117.1m of CDOs held on our balance sheet, with £53.6m of these having some sub prime exposure. Any impairment on these assets was reflected in the Income Statement as part of dealing losses. Changes in fair value in available-for-sale (AFS) assets were recognised directly in the AFS reserve, except for £10.6m losses on impaired assets which were recognised in the Income Statement.

CDOs were assessed for impairment by considering the quality and vintage of the underlying assets and the level of credit support. Certain assumptions were made with regard to US house prices, arrears levels and losses on defaults. Impairment was calculated using an assumption of a 25% peak to trough fall in US house prices and an average repossession cost of 15%. If a more pessimistic scenario was assumed, including a 40% fall in US house prices and an average repossession cost of 25%, then the impairment loss charge would increase to £25.9m.

In addition, the Group has an off balance sheet conduit. None of these assets were considered to be impaired. In a more pessimistic scenario an impairment charge of £5.9m would be required against the Group's loan facility to the conduit.

Effective interest rate calculations

IAS 39 requires certain financial assets and liabilities to be held at amortised cost, with income recognised using the EIR methodology. In order to calculate EIR, it is necessary to estimate the level of repayments that will be made before the contractual due date. For residential mortgages the estimated level and timing of redemptions is critical to the EIR calculation. If customers redeem their product earlier than anticipated, this will generally lead to a reduction in the balance sheet carrying value, and a corresponding charge to the Income Statement.

If our view of expected average product lives was to fall by one month, consistently across all product categories, this would lead to a fall in the carrying value of mortgage balances of £11.1m (2006: £15.6m). Conversely an increase in expected average product lives of one month would lead to an increase in the carrying value of mortgage balances of £11.0m (2006: £15.5m).

Retirement benefit obligations

The Income Statement cost and the balance sheet asset/liability of the defined benefit pension scheme and post-retirement medical benefits are assessed in accordance with the advice of a qualified actuary. Assumptions are made for inflation, the rate of increase in salaries and pensions, the rate used to discount scheme liabilities, the expected return on scheme assets and mortality rates. Changes to any of these assumptions could have a significant impact on the balance sheet assets/liabilities, and to a lesser extent the Income Statement costs. Further information is available in Note 33.

Valuation of financial instruments

The values of financial instruments that are classified at fair value through profit or loss (including those held for trading purposes), available-for-sale, and all derivatives are stated at fair value. The vast majority of fair values are quoted market prices or prices obtained from counterparties.

The fair value of non-derivative financial assets and liabilities with standard terms and conditions and traded on active liquid markets are determined in reference to quoted market prices.

The fair value of derivative financial assets and liabilities are calculated on a discounted cashflow basis by reference to current yield curves.

4 Operating segments

The Group adopted IFRS 8 Operating Segments in advance of its effective date, with effect from 1 January 2007. IFRS 8 requires operating segments to be identified on the basis of internal reports and components of the Group regularly reviewed by the Group Chief Executive to allocate resources to segments and to assess their performance. In contrast, the predecessor standard (IAS 14 Segmental reporting) defined the way in which the results of the segments were presented, which was not aligned with internal reporting. As a result, following the adoption of IFRS 8, the analysis of the Group's reportable segments has changed, and the prior year amounts have been restated.

The Group is managed as follows, in segments determined according to similar economic characteristics and customer base.

- Retail Banking
  This comprises the Core 4 products of current accounts, mortgages, personal loans and savings, plus the Partner 4 products of long term investments, life assurance, general insurance and credit cards.
- Commercial Banking
  This comprises Commercial Bank, consisting of the core business lines of lending, business banking and money transmission, and Treasury.
- Group Items
  This represents corporate overheads and income not allocated to business units.

Transactions between the segments are on normal commercial terms and conditions, but are excluded for internal reporting. The accounting policies of the reportable segments are the same as the Group's accounting policies, as described in Note 1.

No geographical analysis is presented because substantially all of the Group's activities are in the UK. A more detailed breakdown of segment core operating profit is given within the unaudited Financial Review on pages 14 to 20. Further information on segment assets is provided in Note 2 pages 54 to 72.

The majority of revenue for the Group is derived from interest. Net interest income is used to assess the performance of each segment. Therefore interest income is presented net of interest expense.

	Retail Banking	Commercial Banking		Group Items	Other	Group
Year ended 31 December 2007	£m	Commercial Bank £m	Treasury £m	£m	£m	£m
Net interest income	612	153	37	(1)	-	801
Non-interest income	307	360	(36)	3	-	634
Total external income	919	513	1	2	-	1,435
Operating expenses	(372)	(274)	(13)	(32)	-	(691)
Depreciation on operating lease	-	(74)	-	-	-	(74)
Impairment losses	(85)	(15)	(153)	-	-	(253)
Core operating profit/(loss)	462	150	(165)	(30)	-	417
Redundancy costs					(8)	(8)
Hedge ineffectiveness					(10)	(10)
Profit before tax						399
Tax						(103)
Profit after tax						296
Profit attributable to:						
Innovative tier 1 holders						17
Preference share holders						19
Minority interests						3
Ordinary shareholders of Alliance & Leicester plc						257
Segment/total assets	46,693	8,414	23,085	-	763	78,955

4 Operating segments continued

Restated

Year ended 31 December 2006	Retail Banking £m	Commercial Banking: Commercial Bank £m	Commercial Banking: Treasury £m	Group Items £m	Other £m	Group £m
Net interest income	621	104	56	–	–	781
Non-interest income	291	390	3	3	–	687
Total external income	912	494	59	3	–	1,468
Operating expenses	(370)	(291)	(13)	(25)	–	(699)
Depreciation on operating lease	–	(79)	–	–	–	(79)
Impairment losses	(97)	(8)	–	–	–	(105)
Core operating profit	445	116	46	(22)	–	585
Redundancy costs					(24)	(24)
Hedge ineffectiveness					8	8
Profit before tax						569
Tax						(119)
Profit after tax						450
Profit attributable to:						
Innovative tier 1 holders						18
Preference share holders						–
Minority interests						–
Ordinary shareholders of Alliance & Leicester plc						432
Segment/total assets	41,666	6, 483	19,819	–	589	68,557

5 Net interest income

	2007 £m	2006 £m
Interest receivable on debt securities	**664.4**	475.7
Other interest receivable	**3,502.8**	2,639.5
Total interest receivable and similar income	**4,167.2**	3,115.2
Interest payable:		
Forward exchange losses on foreign exchange derivatives	**(10.1)**	(8.1)
Other interest payable	**(3,356.0)**	(2,326.5)
Total interest payable and similar charges	**(3,366.1)**	(2,334.6)
Total	**801.1**	780.6

Interest receivable and similar income includes £4,151.7m (2006: £3,093.5m) interest income on financial assets not at fair value through profit or loss. Interest payable and similar charges includes £2,972.1m (2006: £1,984.4m) interest payable on financial liabilities not at fair value through profit or loss. Included in interest receivable and similar income is £20.1m (2006: £16.2m) in respect of impaired financial assets.

6 Hedge ineffectiveness

The hedge ineffectiveness loss of £9.5m (2006: £7.6m gain) represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities.

	2007 £m	2006 £m
(Losses)/gains arising from the change in fair value of fair value hedges:		
On the hedging instruments	**(224.2)**	172.4
On the hedged item attributable to the hedged risk	**219.7**	(178.0)
Transferred from the cash flow reserve	**7.4**	2.1
Cash flow ineffectiveness	**(2.1)**	(1.5)
Other	**(10.3)**	12.6
Total	**(9.5)**	7.6

7 Other operating income

	2007 £m	2006 £m
Income from operating leases	93.5	100.0
Excess on sale of credit cards to MBNA[1]	20.0	27.0
Dealing profits	-	1.9
Movement in fair value of treasury investments	(31.8)	0.2
Sale of commercial customer leases	9.0	32.4
Pension income:		
Expected return on Scheme assets less interest costs on Scheme liabilities	11.1	7.8
Other	48.2	20.9
Total	**150.0**	190.2

Note:
1. On August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This is being recognised over the initial seven years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £16m in 2008. The unrecognised amount is included within 'Accruals and deferred income' on the Consolidated Balance Sheet.

8 Administrative expenses

	2007 £m	2006 £m
Staff costs:		
Wages and salaries	220.4	213.7
Social security costs	22.1	20.3
Other pension costs	24.4	27.1
Total staff costs	**266.9**	261.1
Other core administrative expenses	367.7	395.7
Redundancy costs	8.4	24.2
	376.1	419.9
Total	**643.0**	681.0

During the year the Company incurred £191.2m (2006 restated: £188.6m) in wages and salaries costs, £19.0m (2006 restated: £17.8m) in social security costs and £21.6m (2006 restated: £24.7m) in other pension costs.

The remuneration of the auditors, Deloitte & Touche LLP, is set out below:

	Group & Company	
	2007 £m	2006 £m
Fees payable to the Group's auditors for the audit of the Company's annual accounts	0.4	0.4
Fees payable to the Group's auditors and their associates for other services to the Group:		
Audit of the Company's subsidiaries pursuant to legislation	0.4	0.3
	0.8	0.7
Tax services	0.1	2.3
Recruitment and remuneration	-	0.1
Other services	0.7	0.4
Total	**1.6**	3.5

The above figures exclude VAT. The audit fee for subsidiary companies is included in 'Audit of the Company's subsidiaries pursuant to legislation'.

Tax services include a fee in 2006 for taxation advice regarding the sale of the credit card business.

Fees payable to Deloitte & Touche LLP and their associates for non-audit services to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis.

9 Staff numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time		Full time equivalent	
	2007	2006	2007	2006	2007	2006
Total	**6,015**	5,946	**2,163**	2,369	**7,223**	7,279

The Company had an average of 5,444 (2006 restated: 5,453) full time employees and 1,944 (2006 restated: 2,155) part time employees during 2007.

The number of persons (full time equivalent) employed by the Group as at 31 December was as follows:

	Full time equivalent	
	2007	2006
Total	**7,293**	7,149

10 Impairment losses

	Retail Banking			Commercial Banking		
	Mortgages £m	Personal loans £m	Current accounts £m	Commercial Bank £m	Treasury £m	Total £m
Group						
At 1 January 2007						
Individual	2.0	–	–	8.6	–	**10.6**
Collective	11.4	126.4	10.1	9.8	–	**157.7**
Total	13.4	126.4	10.1	18.4	–	**168.3**
Charge for the year:						
Increase in provisions	1.6	82.8	16.6	15.9	152.9	**269.8**
Recoveries of amounts previously written off	(0.8)	(14.5)	(0.3)	(1.1)	–	**(16.7)**
Total	0.8	68.3	16.3	14.8	152.9	**253.1**
Amounts written off in year	(1.2)	(87.4)	(10.3)	(8.8)	(31.2)	**(138.9)**
Arising on acquisitions	–	–	–	2.2	–	**2.2**
At 31 December 2007						
Individual	**1.9**	**–**	**–**	**13.4**	**121.7**	**137.0**
Collective	**11.1**	**107.3**	**16.1**	**13.2**	**–**	**147.7**
Total	**13.0**	**107.3**	**16.1**	**26.6**	**121.7**	**284.7**
Company						
At 1 January 2007						
Individual	2.0	–	–	7.4	–	**9.4**
Collective	11.4	–	10.1	6.0	–	**27.5**
Total	13.4	–	10.1	13.4	–	**36.9**
Charge for the year:						
Increase in provisions	1.6	–	16.6	8.7	152.9	**179.8**
Recoveries of amounts previously written off	(0.8)	–	(0.3)	–	–	**(1.1)**
Write off of intercompany loan	–	–	–	20.4	–	**20.4**
Total	0.8	–	16.3	29.1	152.9	**199.1**
Amounts written off in year	(1.2)	–	(10.3)	(7.5)	(31.2)	**(50.2)**
Write off of intercompany loan	–	–	–	(20.4)	–	**(20.4)**
At 31 December 2007						
Individual	**1.9**	**–**	**–**	**5.7**	**121.7**	**129.3**
Collective	**11.1**	**–**	**16.1**	**8.9**	**–**	**36.1**
Total	**13.0**	**–**	**16.1**	**14.6**	**121.7**	**165.4**

The Company impairment charge includes a £20.4m write off of an intercompany loan (2006: £nil). This has no impact on the Group results.

The provisions are set against the following balances:

	Group 2007 £m	Company 2007 £m
Loans and advances to customers	**156.4**	**43.7**
Net investment in finance leases and hire purchase contracts	**6.6**	**–**
Investment securities – held-to-maturity	**111.1**	**111.1**
Investment securities – available-for-sale	**10.6**	**10.6**
Total	**284.7**	**165.4**

	Mortgages £m	Retail Banking: Personal loans £m	Retail Banking: Current accounts £m	Commercial Banking: Commercial Bank £m	Commercial Banking: Treasury £m	Total £m
Group						
At 1 January 2006						
Individual	2.6	-	-	8.6	-	11.2
Collective	13.8	125.1	8.9	7.1	-	154.9
Total	16.4	125.1	8.9	15.7	-	166.1
Charge for the year:						
(Decrease)/increase in provisions	(2.9)	103.3	11.0	9.1	-	120.5
Recoveries of amounts previously written off	(0.8)	(13.7)	(0.4)	(0.8)	-	(15.7)
Total	(3.7)	89.6	10.6	8.3	-	104.8
Amounts written back/(off) in year	0.7	(88.3)	(9.4)	(5.6)	-	(102.6)
At 31 December 2006						
Individual	2.0	-	-	8.6	-	10.6
Collective	11.4	126.4	10.1	9.8	-	157.7
Total	13.4	126.4	10.1	18.4	-	168.3
Company (restated)						
At 1 January 2006						
Individual	2.6	-	-	5.6	-	8.2
Collective	13.8	-	8.9	3.1	-	25.8
Total	16.4	-	8.9	8.7	-	34.0
Charge for the year:						
(Decrease)/increase in provisions	(2.9)	-	11.0	8.8	-	16.9
Recoveries of amounts previously written off	(0.8)	-	(0.4)	-	-	(1.2)
Total	(3.7)	-	10.6	8.8	-	15.7
Amounts written back/(off) in year	0.7	-	(9.4)	(4.1)	-	(12.8)
At 31 December 2006						
Individual	2.0	-	-	7.4	-	9.4
Collective	11.4	-	10.1	6.0	-	27.5
Total	13.4	-	10.1	13.4	-	36.9

The provisions are set against the following balances:

	Group 2006 £m	Company Restated 2006 £m
Loans and advances to customers	163.3	36.9
Net investment in finance leases and hire purchase contracts	5.0	-
Total	168.3	36.9

11 Corporation tax expense

	2007 £m	2006 £m
Current tax		
Current year corporation tax expense	**104.6**	77.4
Adjustment to corporation tax in relation to prior years – disposal of credit card accounts to MBNA	**-**	(29.7)
Adjustment to corporation tax in relation to prior years – other	**10.7**	0.7
Overseas tax	**1.4**	1.2
	116.7	49.6
Deferred tax		
Current year deferred tax (credit)/expense	**(2.2)**	65.6
Adjustment to deferred tax in relation to prior years	**(11.2)**	3.6
	(13.4)	69.2
Total	**103.3**	118.8

The corporation tax expense for the year of £103.3m (2006: £118.8m) represents 25.9% of profit before tax (2006: 20.9%).

11 Corporation tax expense continued

The underlying effective tax rate for 2007 was 27.2% (2006: 27.0%). The calculation of the 2007 underlying effective tax rate excludes the tax credit of £2.9m in respect of the £9.5m hedge ineffectiveness loss, the tax credit of £2.5m in respect of the £8.4m of redundancy costs primarily relating to the re-organisation of the Group's current accounts back office operations, and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities. The 2006 underlying effective tax rate excludes the release of a £29.7m tax provision. It further excludes a tax charge of £2.3m in respect of the £7.6m hedge ineffectiveness gain, a tax credit of £7.3m in respect of the £24.2m of redundancy costs, and takes into consideration, in calculating underlying profits, the appropriation of profit of £17.5m in respect of our innovative tier 1 capital securities.

During 2007 the Government enacted a change in corporation tax reducing the rate from 30% to 28% with effect from April 2008. The impact of this change on the corporation tax charge is disclosed in the table below. Further information about deferred tax is presented in Note 31 on page 91.

The effective rate of tax for the year of 25.9% is lower than the standard rate of corporation tax in the UK of 30%, where the Group generates substantially all its profits. The differences are explained below:

	2007 £m	2006 £m
Profit before tax	**399.2**	568.9
Tax calculated at a tax rate of 30% (2006: 30%)	**119.8**	170.7
Effect of different tax rates in other countries	**(3.1)**	(3.0)
Non-taxable income and disallowable expenses	**(9.1)**	(14.7)
Impact on deferred tax of change in rate of corporation tax	**1.4**	-
Tax relief in respect of innovative tier 1	**(5.2)**	(5.2)
Adjustment to tax expense in relation to prior years – disposal of credit card accounts to MBNA	**-**	(29.7)
Adjustment to tax expense in relation to prior years	**(0.5)**	0.7
Corporation tax expense	**103.3**	118.8

The Group expects to maintain an underlying effective tax rate below the statutory rate of corporation tax.

12 Earnings per share

Basic earnings per ordinary share of 59.4p are calculated by dividing the Group profit attributable to ordinary shareholders of £256.7m by the weighted average number of ordinary shares in issue during the year of 432.4 million.

	2007	2006
Group profit attributable to ordinary shareholders	**£256.7m**	£432.2m
Weighted average number of ordinary shares in issue during the year	**432.4m**	448.4m
Basic statutory earning per ordinary share	**59.4p**	96.4p

The underlying basic earnings per ordinary share of 62.3p are provided to disclose the trend in earnings, excluding the distorting effect of non-operating items and the impacts arising from hedge ineffectiveness. This is based on the same number of shares, the core profit after tax for the year after excluding the redundancy costs, impacts arising from hedge ineffectiveness and the release of the tax provision relating to the sale of the credit card accounts in 2006.

	2007 £m	2006 £m
Profit attributable to ordinary shareholders for the year as reported	**256.7**	432.2
Adjusted for:		
Redundancy costs	**8.4**	24.2
Less associated tax credit	**(2.5)**	(7.3)
Release of tax provision	**-**	(29.7)
Hedge ineffectiveness	**9.5**	(7.6)
Less associated tax (credit)/charge	**(2.9)**	2.3
Core profit after tax for the year	**269.2**	414.1
Underlying basic earnings per ordinary share	**62.3p**	92.4p

The fall in both the basic statutory and underlying earnings per ordinary share are primarily due to lower earnings in the year.

The diluted earnings per ordinary share of 59.0p (2006: 95.9p) are based on the total dilutive potential shares, as detailed below, and the Group profit attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares, together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	2007 number m	2006 number m
Weighted average number of ordinary shares in issue	**432.4**	448.4
Weighted average diluted options outstanding	**2.4**	2.3
Total	**434.8**	450.7

	2007 number m	2006 number m
Total number of ordinary shares in issue	**420.6**	437.9

Underlying diluted earnings per ordinary share of 61.9p (2006: 91.9p) are based on core profit after tax and total dilutive potential shares, as set out above.

13 Group profit dealt with in the accounts of Alliance & Leicester plc

Alliance & Leicester plc reported a profit attributable to ordinary shareholders for the financial year ended 31 December 2007 of £135.1m (2006 restated: £367.6m). As permitted by Section 230 of the Companies Act 1985, the Income Statement for Alliance & Leicester plc has not been presented separately.

14 Cash and balances with central banks

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Cash in hand	**479.6**	454.3	**479.6**	454.3
Balances with central banks other than mandatory reserve deposits	**1,372.9**	245.7	**1,372.9**	245.7
Mandatory reserve deposits with central banks	**1,618.5**	1,524.0	**1,618.5**	1,524.0
Included in cash and cash equivalents	**3,471.0**	2,224.0	**3,471.0**	2,224.0

Included within mandatory reserve deposits with central banks is a deposit of £68.5m (2006: £59.0m) with the Bank of England that is not available for use by the Group. The Bank of England has agreed that the Group may collateralise exposures arising from the Notes Circulation Scheme with cash collateral by maintaining a cash deposit with the Bank of England. This amounted to £1,550m at 31 December 2007 (2006: £1,465m).

15 Due from other banks

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Items in course of collection from other banks	**125.7**	165.6	**111.5**	163.3
Placements with other banks	**2,759.7**	2,783.1	**2,753.1**	2,776.8
Total	**2,885.4**	2,948.7	**2,864.6**	2,940.1

16 Trading securities

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Floating rate notes	**162.3**	241.5	**162.3**	241.5
Asset-backed securities	**1,250.6**	911.4	**1,250.6**	911.4
Gilts	**26.0**	-	**26.0**	-
Total	**1,438.9**	1,152.9	**1,438.9**	1,152.9

17 Derivative financial instruments

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

	Group 2007			Company 2007		
	Contract or underlying principal amount £m	Fair values Assets £m	Fair values Liabilities £m	Contract or underlying principal amount £m	Fair values Assets £m	Fair values Liabilities £m
Derivatives not hedge accounted:						
Foreign exchange derivatives:						
Currency forwards	2,406.6	–	(34.2)	2,406.6	–	(34.2)
Cross currency swaps	8,519.4	260.1	(264.5)	5,123.0	260.1	(264.5)
Total	10,926.0	260.1	(298.7)	7,529.6	260.1	(298.7)
Interest rate derivatives:						
Interest rate swaps	43,286.5	186.5	(92.0)	49,983.8	102.0	(138.6)
Forward rate agreements	1,446.0	–	(0.2)	1,446.0	–	(0.2)
Caps, collars and floors	390.3	2.2	(0.7)	390.3	2.2	(0.7)
Credit default swaps	216.8	–	(2.4)	216.8	–	(2.4)
Futures	275.0	–	–	275.0	–	–
Total	45,614.6	188.7	(95.3)	52,311.9	104.2	(141.9)
Total derivative assets/(liabilities) not hedge accounted	**56,540.6**	**448.8**	**(394.0)**	**59,841.5**	**364.3**	**(440.6)**
Derivatives held for hedging						
Derivatives designated as fair value hedges:						
Cross currency swaps	205.8	6.9	(0.3)	205.8	6.9	(0.3)
Interest rate swaps	27,924.7	115.7	(150.6)	27,924.7	115.7	(150.6)
Total	28,130.5	122.6	(150.9)	28,130.5	122.6	(150.9)
Derivatives designated as cash flow hedges:						
Cross currency swaps	–	–	–	–	–	–
Interest rate swaps	5,035.4	12.5	(39.9)	5,035.4	12.5	(39.9)
Total	5,035.4	12.5	(39.9)	5,035.4	12.5	(39.9)
Total derivative assets/(liabilities) held for hedging	**33,165.9**	**135.1**	**(190.8)**	**33,165.9**	**135.1**	**(190.8)**
Total derivative assets/(liabilities)	**89,706.5**	**583.9**	**(584.8)**	**93,007.4**	**499.4**	**(631.4)**
Accrued interest	**–**	**386.4**	**(206.4)**	**–**	**404.8**	**(236.4)**
Total	**89,706.5**	**970.3**	**(791.2)**	**93,007.4**	**904.2**	**(867.8)**

	Group 2006			Company Restated 2006		
		Fair values			Fair values	
	Contract or underlying principal amount Restated £m	Assets £m	Liabilities £m	Contract or underlying principal amount £m	Assets £m	Liabilities £m
Derivatives not hedge accounted:						
Foreign exchange derivatives:						
Currency forwards	2,746.4	-	(38.4)	2,794.4	-	(38.4)
Cross currency swaps	7,268.5	25.9	(369.7)	5,369.5	25.9	(342.0)
Total	10,014.9	25.9	(408.1)	8,163.9	25.9	(380.4)
Interest rate derivatives:						
Interest rate swaps	41,215.5	76.7	(73.8)	56,559.8	156.7	(198.6)
Forward rate agreements	200.0	0.1	-	200.0	0.1	-
Caps, collars and floors	150.0	-	(1.1)	150.0	-	(1.1)
Futures	345.5	-	-	345.5	-	-
Total	41,911.0	76.8	(74.9)	57,255.3	156.8	(199.7)
Total derivative assets/(liabilities) not hedge accounted	51,925.9	102.7	(483.0)	65,419.2	182.7	(580.1)
Derivatives held for hedging						
Derivatives designated as fair value hedges:						
Cross currency swaps	168.5	-	(6.5)	168.5	-	(6.5)
Interest rate swaps	24,782.2	227.3	(54.6)	16,246.8	152.9	(0.4)
Total	24,950.7	227.3	(61.1)	16,415.3	152.9	(6.9)
Derivatives designated as cash flow hedges:						
Cross currency swaps	-	-	-	-	-	-
Interest rate swaps	6,292.3	11.1	(26.1)	5,874.4	15.1	(25.9)
Total	6,292.3	11.1	(26.1)	5,874.4	15.1	(25.9)
Total derivative assets/(liabilities) held for hedging	31,243.0	238.4	(87.2)	22,289.7	168.0	(32.8)
Total derivative assets/(liabilities)	83,168.9	341.1	(570.2)	88,708.9	350.7	(612.9)
Accrued interest	-	350.7	(105.2)	-	366.4	(110.3)
Total	83,168.9	691.8	(675.4)	88,708.9	717.1	(723.2)

The contract or underlying principal amount has been restated to include cross currency swaps for Fosse Master Issuer plc.

18 Loans and advances to customers

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Retail Banking:				
Secured loans:				
Residential mortgages	**42,776.2**	38,001.4	**42,776.2**	37,964.8
Other secured loans	**73.7**	32.2	**10.6**	14.0
Unsecured loans and overdrafts	**3,843.0**	3,631.8	**150.1**	76.7
Commercial Banking:				
Commercial Bank	**6,221.1**	4,255.4	**3,471.8**	2,613.9
Treasury	**232.6**	429.9	**232.6**	200.4
Amounts due from subsidiary undertakings	-	-	**8,983.8**	7,467.8
Total	**53,146.6**	46,350.7	**55,625.1**	48,337.6

Advances of £18,464.1m (2006: £3,391.5m) have been subject to securitisation (Note 19).

19 Securitisation

Loans and advances to customers include securitised residential mortgages.

Alliance & Leicester plc has established a number of securitisation structures to raise funding for the Group. Special Purpose Vehicles ('SPVs') have purchased beneficial interests in portfolios of residential mortgages that are funded by floating rate mortgage backed debt securities ('Notes'). The assets and liabilities of the SPVs have been consolidated on a line by line basis, as Alliance & Leicester plc controls the SPVs.

The Company provides subordinated loans of £374.6m (2006: £54.9m) to its securitisation structures. The Notes are serviceable firstly from cash flows generated by the mortgage assets and thereafter from the proceeds of the subordinated loans. The Company receives the excess spread on the transactions as deferred consideration, after the SPVs have met their liabilities. The Group's maximum exposure (including subordinated loans) to the credit risk of securitised mortgages is £14,041.9m (2006: £957.2m). This credit risk exposure relates to the subordinated loans, Notes purchased and retained by the Group and the risks retained upon the transfer of Notes to investors outside the Group.

Fosse Securities No.1 plc
In 2000, the Company securitised £250.0m of residential mortgage assets to Fosse Securities No. 1 plc. Fosse Securities No. 1 plc issued Notes to finance the purchase of a portfolio of loans. In 2007 the remaining £28.8m of Notes in issue were redeemed at par and the associated mortgage assets were repurchased by the Company.

Fosse Master Trust
Alliance & Leicester plc established the Fosse Master Trust securitisation structure in 2006. Notes are issued by Fosse Master Issuer plc and the proceeds loaned to Fosse Funding (No. 1) Limited, which in turn uses the funds to purchase beneficial interests in mortgages held by Fosse Trustee Limited. Alliance & Leicester plc and its subsidiaries are not obliged to support any losses that may be suffered by the Note holders and do not intend to offer such support. The Note holders only receive payments of interest and principal to the extent that Fosse Master Issuer plc has received sufficient funds from the transferred loans and after certain expenses have been met. The Company raised £2,505.4m in 2006 and a further £2,502.3m in 2007 from securitisations involving the Fosse Master Trust.

Bracken Securities plc
In October 2007 the Company securitised £10,367.0m of residential mortgage assets to Bracken Securities plc. Notes of £10,367.0m were issued by Bracken Securities plc to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding (see Note 34) or for subsequent transfer of notes to investors outside the Group.

The balances of assets subject to securitisation and Notes in issue at 31 December are as follows:

		2007 £m		2006 £m	
Securitisation company	**Date of securitisation**	**Gross assets securitised**	**External Notes in issue[1]**	Gross assets securitised	External Notes in issue[1]
Fosse Securities No 1 plc	1 November 2000	-	-	36.6	40.2
Fosse Master Issuer plc	28 November 2006	**2,145.8**	**2,292.1**	2,451.1	2,489.3
Fosse Master Issuer plc	1 August 2007	**2,357.4**	**2,568.2**	-	-
Alliance & Leicester plc's retained interests		**3,991.2**	**n/a**	903.8	n/a
Total Fosse Master Issuer plc		**8,494.4**	**4,860.3**	3,354.9	2,489.3
Bracken Securities plc	11 October 2007	**9,969.7**	**-[2]**	-	-
Alliance & Leicester plc's retained interests		**9,969.7**	**n/a**	-	-
Total Bracken Securities plc		**9,969.7**	**-**	-	-
Total		**18,464.1**	**4,860.3**	3,391.5	2,529.5

Notes:
1. External notes in issue include accrued interest of £61.7m (2006: £11.5m) and currency movements of £110.4m (2006: £27.6m) but exclude principal cash balances collected but not yet repayable on the notes of £199.2m (2006: £65.7m).
2. Excludes notes sold by Bracken Securities plc where the Company is contractually required or expected to repurchase prior to maturity.

Subsequent to the year end, Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. See Note 44 for detailed information.

20 Net investment in finance leases and hire purchase contracts

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance plc and its subsidiaries, enters into finance lease and hire purchase arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	2007 £m	2006 £m
Gross investment in finance leases and hire purchase contracts, receivable:		
Within 1 year	**344.3**	345.4
Between 1-5 years	**739.5**	649.0
In more than 5 years	**1,677.3**	1,883.3
	2,761.1	2,877.7
Unearned future finance income on finance leases and hire purchase contracts	**(851.9)**	(950.8)
Net investment in finance leases and hire purchase contracts	**1,909.2**	1,926.9

Group	2007 £m	2006 £m
The net investment in finance leases and hire purchase contracts is analysed as follows:		
Within 1 year	**282.8**	281.9
Between 1-5 years	**583.4**	517.4
In more than 5 years	**1,043.0**	1,127.6
Total	**1,909.2**	1,926.9

Included in the carrying value of Net investment in finance leases and hire purchase contracts is £59.7m (2006: £53.4m) residual value at the end of the current lease terms, which will be recovered through re-letting or sale.

Unguaranteed residual value accruing to the benefit of the lessor was £22.0m as at 31 December 2007(2006: £23.2m).

21 Investment securities

During the year, the Company and the Group sold £73.5m (2006: £nil) of held-to-maturity assets. This was due to significant credit deterioration, and as a result the sales do not taint the held-to-maturity bucket. The movement in investment securities may be summarised as follows:

Group	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2007	10,482.8	364.7	150.3	1,373.3	**12,371.1**
Exchange differences on monetary assets	541.7	(8.2)	0.4	6.3	**540.2**
Additions	3,954.4	43.8	209.6	3.1	**4,210.9**
Disposals (sale and redemption)	(1,991.5)	(73.6)	(150.3)	(483.7)	**(2,699.1)**
Losses from changes in fair value	(199.2)	-	-	(9.0)	**(208.2)**
Provisions for impairment	(10.6)	(111.1)	-	–	**(121.7)**
Movement in accruals	20.3	(3.2)	0.4	1.1	**18.6**
Amortisation of discounts and premiums	(25.2)	0.5	-	0.1	**(24.6)**
At 31 December 2007	**12,772.7**	**212.9**	**210.4**	**891.2**	**14,087.2**

Group	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2006	9,817.8	342.5	150.3	331.0	10,641.6
Exchange differences on monetary assets	(422.8)	(44.6)	-	(26.1)	(493.5)
Additions	5,125.5	65.6	–	1,133.8	6,324.9
Disposals (sale and redemption)	(4,049.0)	-	-	(71.6)	(4,120.6)
(Losses)/gains from changes in fair value	(2.6)	–	-	1.2	(1.4)
Movement in accruals	13.7	1.1	–	4.8	19.6
Amortisation of discounts and premiums	0.2	0.1	–	0.2	0.5
At 31 December 2006	10,482.8	364.7	150.3	1,373.3	12,371.1

21 Investment securities continued

Company	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2007	10,471.0	364.7	–	518.4	**11,354.1**
Exchange differences on monetary assets	541.7	(8.2)	0.4	6.3	**540.2**
Additions	3,953.8	43.8	13.1	3.1	**4,013.8**
Disposals (sale and redemption)	(1,991.0)	(73.6)	–	(483.3)	**(2,547.9)**
Losses from changes in fair value	(199.2)	–	–	(7.5)	**(206.7)**
Provisions for impairment	(10.6)	(111.1)	–	–	**(121.7)**
Movement in accruals	20.3	(3.2)	–	(1.4)	**15.7**
Amortisation of discounts and premiums	(25.2)	0.5	–	0.1	**(24.6)**
At 31 December 2007	**12,760.8**	**212.9**	**13.5**	**35.7**	**13,022.9**

Company Restated	Available-for-sale £m	Held-to-maturity £m	Loans and receivables £m	At fair value through profit or loss £m	Total £m
At 1 January 2006	9,808.2	342.5	–	331.0	10,481.7
Exchange differences on monetary assets	(422.9)	(44.6)	–	(26.1)	(493.6)
Additions	5,113.7	65.6	–	282.9	5,462.2
Disposals (sale and redemption)	(4,039.7)	–	–	(71.5)	(4,111.2)
(Losses)/gains from changes in fair value	(2.6)	–	–	1.2	(1.4)
Movement in accruals	13.9	1.1	–	0.7	15.7
Amortisation of discounts and premiums	0.4	0.1	–	0.2	0.7
At 31 December 2006	10,471.0	364.7	–	518.4	11,354.1

22 Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities are designated upon initial recognition as at fair value through profit or loss as this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities on different bases or recognising the gains and losses on them on different bases. The 'fair value option' is used by the Group where Treasury assets or liabilities would otherwise be measured at amortised cost, the associated derivatives used to economically hedge the risk are held at fair value, and it is not practical to apply hedge accounting. The Group has also designated certain financial instruments containing embedded derivatives at fair value through profit or loss.

The table below shows the carrying value of financial assets and liabilities that upon initial recognition, or at 1 January 2005 on the adoption of IAS 39, were designated at fair value through profit or loss, and the net gains or losses on these instruments.

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Financial assets designated as at fair value through profit or loss				
Carrying value at 31 December	**891.2**	1,373.3	**35.7**	518.4
Net (losses)/ gains in the year	**(9.0)**	0.5	**(7.5)**	0.4
Cumulative losses	**(11.7)**	(2.7)	**(11.7)**	(4.2)
Financial liabilities designated as at fair value through profit or loss				
Carrying value at 31 December	**(4,027.3)**	(8,900.3)	**(4,027.3)**	(8,900.3)
Net (losses)/gains in the year	**(9.7)**	4.8	**(9.7)**	4.8
Cumulative (losses)/gains	**(3.2)**	6.5	**(3.2)**	6.5
Change in fair value in the year not attributable to changes in market risk[1]	**(0.4)**	(0.2)	**(0.4)**	(0.2)
Difference between carrying value and contractual liability at maturity date	**4.0**	(5.7)	**4.0**	(5.7)

Note:

1. This is calculated by comparing (i) the net present value of the cash flows at the start of the year using the benchmark interest rate at the end of the year, adjusted for cash flows during the year and for the increase in fair value because cash flows are one year closer, and (ii) the observed market price at the end of the year.

23 Shares in Group undertakings

Cost and net book value Restated	Company £m
At 1 January 2007	**1,090.7**
Additions	**0.1**
At 31 December 2007	**1,090.8**
Credit institutions	**–**
Other	**1,090.8**
Total	**1,090.8**

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2007 are listed below. These subsidiary undertakings, which all have 31 December year ends, are incorporated and all operate in Great Britain, except Alliance & Leicester International Limited, which is incorporated and operates in the Isle of Man.

Directly held subsidiaries	Nature of business
Alliance & Leicester Personal Finance Limited	Unsecured lending
Indirectly held subsidiaries	
Alliance & Leicester International Limited	Offshore deposit taking
Alliance & Leicester Commercial Finance plc	Asset leasing

All subsidiary undertakings are limited by ordinary shares and are unlisted. The Company holds 100% interest in the ordinary share capital and the voting rights of all its subsidiary undertakings, except for Crossbill Investments Limited (Note 37), Lanebridge Securities Limited and Mitre Capital Partners Limited.

Alliance & Leicester plc acquired a 51% interest in the share capital of Lanebridge Securities Limited on 23 April 2007. Mitre Capital Partners Limited is a wholly owned subsidiary of Lanebridge Securities Limited.

As at the 1 January 2007 the trade assets and liabilities of Alliance & Leicester Commercial Bank plc were vested in Alliance & Leicester plc.

The results of subsidiary undertakings have been included in the consolidated accounts. The ability of Alliance & Leicester International Limited to pay dividends to the Company is restricted by regulatory capital requirements.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

24 Investment in joint ventures

The Group have the following significant interests in joint ventures:

Name of Company	Country of incorporation	Principal activity	Issued share capital	Group's interest
Charta Leasing No. 1 Limited (formerly A&L CF September (6) Limited)	Great Britain	Asset leasing	£2	50%
Charta Leasing No. 2 Limited (formerly A&L CF December (3) Limited)	Great Britain	Asset leasing	£2	50%

Aggregate financial information on joint ventures:

Group	2007 £m	2006 £m
Current assets	36.0	–
Non current assets	47.1	–
Current liabilities	(7.2)	–
Non current liabilities	(76.4)	–
Income	(1.4)	–
Expenses	1.9	–

In relation to joint ventures and associates, the Group had no contingent liabilities or commitments, incurred jointly or otherwise.

The Group's unrecognised share of losses was £0.5m (2006: £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses on a cumulative basis is £0.5m (2006: £nil).

25 Intangible fixed assets

Intangible assets under development for the Group and Company relate to ALNOVA, a replacement for commercial and personal current accounts, savings and personal loans legacy systems.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. There was no impairment in 2007 (2006: £nil).

Group	Goodwill £m	Software development cost £m	Intangible assets under development £m	Total £m
Cost				
At 1 January 2007	4.8	38.5	19.6	62.9
Additions	6.3	15.6	50.8	72.7
Disposals	–	–	–	–
At 31 December 2007	**11.1**	**54.1**	**70.4**	**135.6**
Amortisation				
At 1 January 2007	1.8	6.4	–	8.2
Charge for the year	–	11.3	–	11.3
Disposals	–	–	–	–
At 31 December 2007	**1.8**	**17.7**	**–**	**19.5**
Net book value				
At 31 December 2007	**9.3**	**36.4**	**70.4**	**116.1**
At 31 December 2006	3.0	32.1	19.6	54.7

25 Intangible fixed assets continued

Group	Goodwill £m	Software development cost £m	Intangible assets under development £m	Total £m
Cost				
At 1 January 2006	4.8	17.7	–	22.5
Additions	–	21.5	19.6	41.1
Disposals	–	(0.7)	–	(0.7)
At 31 December 2006	4.8	38.5	19.6	62.9
Amortisation				
At 1 January 2006	1.8	2.1	–	3.9
Charge for the year	–	5.0	–	5.0
Disposals	–	(0.7)	–	(0.7)
At 31 December 2006	1.8	6.4	–	8.2
Net book value				
At 31 December 2006	3.0	32.1	19.6	54.7
At 31 December 2005	3.0	15.6	–	18.6

Company	Software development cost £m	Intangible assets under development £m	Total £m
Cost			
At 1 January 2007	38.3	19.6	57.9
Additions	15.6	50.8	66.4
Disposals	–	–	–
At 31 December 2007	**53.9**	**70.4**	**124.3**
Amortisation			
At 1 January 2007	6.2	–	6.2
Charge for the year	11.3	–	11.3
Disposals	–	–	–
At 31 December 2007	**17.5**	**–**	**17.5**
Net book value			
At 31 December 2007	**36.4**	**70.4**	**106.8**
At 31 December 2006	32.1	19.6	51.7

Company Restated	Software development cost £m	Intangible assets under development £m	Total £m
Cost			
At 1 January 2006	17.5	–	17.5
Additions	21.5	19.6	41.1
Disposals	(0.7)	–	(0.7)
At 31 December 2006	38.3	19.6	57.9
Amortisation			
At 1 January 2006	1.9	–	1.9
Charge for the year	5.0	–	5.0
Disposals	(0.7)	–	(0.7)
At 31 December 2006	6.2	–	6.2
Net book value			
At 31 December 2006	32.1	19.6	51.7
At 31 December 2005	15.6	–	15.6

26 Property, plant and equipment

Assets in the course of construction for Group and Company relate to ALNOVA, a replacement for our commercial and personal current accounts, savings and personal loans legacy systems.

Group	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	289.4	11.2	53.3	419.8	6.0	779.7
Additions	8.2	0.1	3.2	32.1	-	43.6
Disposals	(5.1)	(0.1)	(0.5)	(17.8)	-	(23.5)
At 31 December 2007	**292.5**	**11.2**	**56.0**	**434.1**	**6.0**	**799.8**
Depreciation and amortisation						
At 1 January 2007	124.5	5.2	40.0	355.0	-	524.7
Charge for the year	6.0	0.1	3.3	26.3	-	35.7
Disposals	(3.2)	(0.1)	(0.5)	(17.5)	-	(21.3)
Impairment	8.4	-	-	0.9	-	9.3
At 31 December 2007	**135.7**	**5.2**	**42.8**	**364.7**	**-**	**548.4**
Net book value						
At 31 December 2007	**156.8**	**6.0**	**13.2**	**69.4**	**6.0**	**251.4**
At 31 December 2006	164.9	6.0	13.3	64.8	6.0	255.0

The cost of freehold land and buildings held under finance leases was £91.7m (2006: £91.8m). The related cumulative depreciation of £33.7m (2006: £32.2m) includes £1.5m charged during the year (2006: £1.6m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2006: £1.7m). The related cumulative depreciation of £0.9m (2006: £0.9m) includes £nil charged during the year (2006: £nil).

During the year, the Group incurred an asset write-down of £9.3m in connection with the redevelopment of its Bootle administration centre.

Group	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	286.7	11.6	50.0	427.1	-	775.4
Additions	9.3	0.2	4.2	16.1	6.0	35.8
Disposals	(6.6)	(0.6)	(0.9)	(23.4)	-	(31.5)
At 31 December 2006	289.4	11.2	53.3	419.8	6.0	779.7
Depreciation and amortisation						
At 1 January 2006	123.3	5.6	38.0	346.1	-	513.0
Charge for the year	5.7	0.1	2.7	28.2	-	36.7
Disposals	(4.5)	(0.5)	(0.7)	(19.3)	-	(25.0)
At 31 December 2006	124.5	5.2	40.0	355.0	-	524.7
Net book value						
At 31 December 2006	164.9	6.0	13.3	64.8	6.0	255.0
At 31 December 2005	163.4	6.0	12.0	81.0	-	262.4

26 Property, plant and equipment continued

Company	Freehold land and buildings £m	Leasehold buildings 50 or more years unexpired £m	Leasehold buildings Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2007	179.1	11.9	53.5	405.4	6.0	655.9
Additions	6.2	1.7	3.2	31.1	-	42.2
Disposals	(2.2)	(0.1)	(0.7)	(17.8)	-	(20.8)
At 31 December 2007	**183.1**	**13.5**	**56.0**	**418.7**	**6.0**	**677.3**
Depreciation and amortisation						
At 1 January 2007	92.4	4.4	40.0	341.7	-	478.5
Charge for the year	4.6	0.8	3.3	25.8	-	34.5
Disposals	(1.2)	(0.1)	(0.5)	(17.5)	-	(19.3)
Impairment	8.4	-	-	0.9	-	9.3
At 31 December 2007	**104.2**	**5.1**	**42.8**	**350.9**	**-**	**503.0**
Net book value						
At 31 December 2007	**78.9**	**8.4**	**13.2**	**67.8**	**6.0**	**174.3**
At 31 December 2006	86.7	7.5	13.5	63.7	6.0	177.4

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2006: £25.7m). The related cumulative depreciation of £25.1m (2006: £22.1m) includes £3.0m charged during the year (2006: £6.1m).

During the year, the Company incurred an asset write-down of £9.3m in connection with the redevelopment of its Bootle administration centre.

Company Restated	Freehold land and buildings £m	Leasehold buildings 50 or more years unexpired £m	Leasehold buildings Under 50 years unexpired £m	Equipment, fixtures and vehicles £m	Assets in the course of construction £m	Total £m
Cost						
At 1 January 2006	175.1	10.5	50.2	412.8	-	648.6
Additions	7.4	2.1	4.2	16.0	6.0	35.7
Disposals	(3.4)	(0.7)	(0.9)	(23.4)	-	(28.4)
At 31 December 2006	179.1	11.9	53.5	405.4	6.0	655.9
Depreciation and amortisation						
At 1 January 2006	90.6	4.6	38.0	333.3	-	466.5
Charge for the year	3.6	0.4	2.7	27.7	-	34.4
Disposals	(1.8)	(0.6)	(0.7)	(19.3)	-	(22.4)
At 31 December 2006	92.4	4.4	40.0	341.7	-	478.5
Net book value						
At 31 December 2006	86.7	7.5	13.5	63.7	6.0	177.4
At 31 December 2005	84.5	5.9	12.2	79.5	-	182.1

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments in leases relating to freehold properties:

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company Restated 2006 £m
Within 1 year	**0.3**	0.3	**0.2**	0.2
Between 1-5 years	**3.8**	5.2	**2.9**	4.0
In more than 5 years	**4.9**	5.8	**4.3**	5.2
Total	**9.0**	11.3	**7.4**	9.4

27 Operating lease assets

The Group's leasing subsidiary, Alliance & Leicester Commercial Finance plc, and its subsidiaries enter into operating lease arrangements with customers in a wide range of sectors, including transport, retail and utilities.

Group	Total £m
Cost	
At 1 January 2007	492.2
Additions	83.9
Disposals	(221.0)
At 31 December 2007	**355.1**
Depreciation	
At 1 January 2007	191.7
Charge for the year	73.5
Disposals	(194.2)
At 31 December 2007	**71.0**
Net book value	
At 31 December 2007	**284.1**
At 31 December 2006	300.5

Group	Total £m
Cost	
At 1 January 2006	558.9
Additions	79.7
Disposals	(146.4)
At 31 December 2006	492.2
Depreciation	
At 1 January 2006	194.5
Charge for the year	78.5
Disposals	(81.3)
At 31 December 2006	191.7
Net book value	
At 31 December 2006	300.5
At 31 December 2005	364.4

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments:

	Group	
	2007 £m	2006 £m
Within 1 year	**61.0**	66.7
Between 1-5 years	**110.5**	121.6
In more than 5 years	**20.7**	23.2
Total	**192.2**	211.5

28 Other assets

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Amounts due from subsidiary undertakings	**–**	–	**82.0**	30.5
Trade debtors	**97.0**	97.1	**97.0**	97.1
Other	**117.9**	123.4	**113.7**	120.2
Total	**214.9**	220.5	**292.7**	247.8

29 Due to other banks

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Amounts due to subsidiary undertakings	–	–	**2,587.3**	2,852.3
Items in course of collection	**258.5**	240.1	**237.0**	235.1
Deposits from other banks	**19,128.4**	8,389.5	**19,123.9**	8,387.8
Total	**19,386.9**	8,629.6	**21,948.2**	11,475.2

30 Other liabilities

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Trade creditors	**28.5**	13.0	**10.9**	9.4
Other taxation	**96.1**	84.9	**95.7**	85.7
Finance leases	**44.5**	39.4	**3.1**	5.9
Unclaimed share entitlements	**59.2**	79.6	**59.2**	79.6
Other	**270.1**	200.2	**4,655.3**	2,646.0
Total	**498.4**	417.1	**4,824.2**	2,826.6
Amounts include:				
Due to subsidiary undertakings[1]	-	–	**4,542.1**	2,539.4

Note:
1. This includes £4,510.5m (2006: £2,500.1m) owed to a Group undertaking, Fosse Funding (No. 1) Limited.

Unclaimed share entitlements comprise the share sale proceeds arising from the sale on 27 September 2000 of shares issued to members of the former Alliance & Leicester Building Society, and accrued dividends to the point of sale. During 2006, the Group Board initiated a programme to find members with outstanding entitlements. In 2007, this resulted in over 11,000 individuals (2006: 16,000 individuals) making a successful claim. The remaining share sale proceeds can be claimed until 21 April 2009, being 12 years from the flotation date, after which they will be forfeited. The associated dividends accrued to the point of sale may be claimed for a period of 12 years from the applicable payment date.

The Group's finance lease obligations mainly relate to a lease and leaseback of Group property.

The maturity of net obligations under finance leases are as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Within 1 year	**4.2**	3.2	**2.1**	3.1
Between 1-5 years	**21.3**	13.9	**1.0**	2.8
In more than 5 years	**19.0**	22.3	–	-
Total	**44.5**	39.4	**3.1**	5.9

Future minimum lease payments are:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Within 1 year	**5.1**	5.1	**2.2**	3.3
Between 1-5 years	**19.3**	19.9	**1.0**	2.9
In more than 5 years	**21.9**	26.4	-	-
Total	**46.3**	51.4	**3.2**	6.2

At the balance sheet date, the Group and the Company had contracted with lessees for the following future minimum lease payments on sub-leases:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Leases which expire:				
Within 1 year	**0.9**	1.0	-	-
Between 1-5 years	**2.5**	3.4	**0.1**	0.1
In more than 5 years	**0.6**	0.8	–	–
Total	**4.0**	5.2	**0.1**	0.1

During 2007, £2.9m was incurred as a finance lease interest charge (2006: £3.0m).

The difference between the future minimum lease payments and the net obligations under finance leases are due to finance charges not yet incurred.

31 Deferred taxation

Deferred taxes are calculated on all temporary differences under the liability method using an effective tax rate of 28% (2006: 30%).

The movement on the deferred tax account is as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
At 1 January	**141.9**	259.8	**(11.4)**	(33.4)
Income statement (credit)/charge	**(13.4)**	69.2	**(0.9)**	26.5
Credit/(charge) to equity	**22.2**	(6.0)	**20.4**	(4.5)
Deferred tax on acquisitions and disposals	**(155.6)**	(181.1)	**-**	-
At 31 December	**(4.9)**	141.9	**8.1**	(11.4)
Deferred tax (assets)/liabilities:				
Accelerated tax depreciation	**20.2**	175.6	**2.0**	9.8
Pensions and other post retirement benefits	**(2.8)**	(28.5)	**(2.8)**	(23.6)
Provisions for loan impairment and other provisions	**(14.1)**	(19.2)	**0.8**	(10.6)
Other temporary differences	**(8.2)**	14.0	**8.1**	13.0
Deferred tax (assets)/liabilities	**(4.9)**	141.9	**8.1**	(11.4)

The deferred tax charge in the Income Statement comprises the following temporary differences:

Accelerated tax depreciation	**3.6**	48.1	**(0.4)**	(0.9)
Pensions and other post retirement benefits	**8.6**	16.1	**8.6**	16.1
Provisions for loan impairment and other provisions	**2.9**	(0.1)	**1.2**	1.7
Other temporary differences	**(17.3)**	1.5	**(3.3)**	(3.8)
	(2.2)	65.6	**6.1**	13.1
Adjustment to deferred tax in relation to prior years	**(11.2)**	3.6	**(7.0)**	13.4
Deferred tax (credit)/charge	**(13.4)**	69.2	**(0.9)**	26.5

Deferred tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Such unremitted earnings total £141.4m at 31 December 2007 (2006: £127.2m).

32 Other borrowed funds

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Dated loan capital	**688.2**	670.6	**688.2**	670.6
Total subordinated liabilities	**688.2**	670.6	**688.2**	670.6
Accrued interest	**17.2**	16.8	**17.2**	16.8
Fair value hedging adjustments	**9.0**	12.7	**9.0**	12.7
Less: unamortised issue costs	**(3.2)**	(3.4)	**(3.2)**	(3.4)
Total	**711.2**	696.7	**711.2**	696.7
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2013	**55.0**	50.5	**55.0**	50.5
Maturing by 2015	**74.9**	76.6	**74.9**	76.6
Maturing by 2017	**110.0**	101.1	**110.0**	101.1
Maturing by 2017	**73.3**	67.4	**73.3**	67.4
Maturing by 2023	**150.0**	150.0	**150.0**	150.0
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total loan capital	**688.2**	670.6	**688.2**	670.6

The interest rate liabilities of 9.75% on the £75m Notes due 2008, 5.25% on the £150m Notes due 2023, and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.36% above sterling LIBOR.

The Subordinated Notes due 2008, 2023 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2015 are denominated in US Dollars. The Subordinated Notes due 2013 and 2017 are denominated in Euros.

32 Other borrowed funds continued

The following subordinated loans each exceed 10% of total subordinated liabilities. The subordinated debt was raised in order to increase the capital base of the Company.

	Terms	Group & Company £m
Subordinated Notes due 2008	Fixed interest rate of 9.75%	75.0
Subordinated Notes due 2015	Floating rate	74.9
Subordinated Notes due 2017	Floating rate	110.0
Subordinated Notes due 2017	Floating rate	73.3
Subordinated Notes due 2023	Fixed interest rate of 5.25%	150.0
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed, at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2013 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before November 2008. The 2015 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before September 2010. The £110.0m 2017 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before August 2012. The £73.3m 2017 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before October 2012. The 2023 Notes can be redeemed, at the option of the Group, at the outstanding principal amount plus accrued interest, not before March 2018. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

The Group has not had any defaults of principal, interest or other breaches with respect to all liabilities during the period.

33 Retirement benefit obligations

Amounts recognised in the balance sheet:

	Group & Company 2007 £m	2006 £m
Assets		
Funded defined benefit pension scheme	**52.8**	–
Liabilities		
Funded defined benefit pension scheme	**–**	(16.8)
Unfunded defined benefit pension scheme	**(10.8)**	(9.5)
Post-retirement medical benefits	**(17.5)**	(21.5)
Total liabilities	**(28.3)**	(47.8)
Total net retirement benefits asset/(liability)	**24.5**	(47.8)

Pension schemes

The Alliance & Leicester Pension Scheme (the 'Scheme') comprises funded defined benefit final salary sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme. The principal scheme is a registered approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers. In addition, benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The Group has adopted the revised IAS 19, published in December 2004. Actuarial gains and losses are recognised immediately in full, through the Statement of Recognised Income and Expense.

Scheme assets are stated at their market value at 31 December 2007. Scheme liabilities are based on the most recent actuarial valuation at 31 March 2006 and updated by an independent qualified actuary to assess the liabilities as at 31 December 2007.

Alliance & Leicester plc is the sponsoring employer for the Scheme. There is no contractual agreement or stated policy for recharging the defined benefit cost to other companies in the Group. Therefore, in accordance with IAS 19, the Company recognises the whole defined benefit liability of the Scheme.

The amounts recognised in the balance sheet are determined as follows:

	Group 2007 £m	2006 £m
Present value of funded obligations	**(1,323.8)**	(1,327.3)
Fair value of Scheme assets	**1,376.6**	1,310.5
	52.8	(16.8)
Present value of unfunded obligations	**(10.8)**	(9.5)

The surplus of £52.8m in the funded Scheme reflects current market conditions and could be eliminated in the event of decreases in asset values or changes to liability assumptions.

The amounts recognised in the Income Statement are as follows:

	Group	
	2007 £m	2006 £m
Current service cost[1]	20.4	22.2
Interest cost[2]	69.5	64.4
Expected return on Scheme assets[2]	(80.6)	(72.2)
Past service cost[1]	(0.4)	1.0
Total cost – defined benefit Scheme	8.9	15.4
Defined contribution Scheme – contributions by employer (including SMART)[1]	9.5	8.5
Total cost	18.4	23.9

Notes:
1. Included within 'Administrative expenses' in the Income Statement.
2. Included within 'Other operating income' in the Income Statement.

Changes in the present value of the defined benefit obligations are as follows:

	Group	
	2007 £m	2006 £m
At 1 January	1,336.8	1,314.3
Current service cost	20.4	22.2
Interest cost	69.5	64.4
Employee contributions	1.7	2.9
Past service cost	(0.4)	1.0
Actuarial gain	(57.1)	(33.6)
Benefits paid	(36.3)	(34.4)
At 31 December	1,334.6	1,336.8

The expected return on assets is determined by the scheme actuaries, based on historical average returns and current market trends.

Changes in the fair value of Scheme assets are as follows:

	Group	
	2007 £m	2006 £m
At 1 January	1,310.5	1,230.4
Expected return	80.6	72.2
Actuarial (loss)/gain	(2.8)	13.2
Contributions by employer (including SMART)	22.7	26.0
Employee contributions	1.7	2.9
Benefits paid	(36.1)	(34.2)
At 31 December	1,376.6	1,310.5
Actual return on Scheme assets	77.8	85.4

The Group expects to contribute 19.4% of pensionable salary to its defined benefit Scheme in 2008 (excluding SMART).

The principal actuarial assumptions used were as follows:

Valuation method	2007 Projected unit	2006 Projected unit
Inflation assumption	3.30%	3.00%
Salaries rate of increase (p.a.)	3.80%	3.50%
Pensions rate of increase (p.a.)	3.30%	3.00%
Discount rate used to determine net pension cost	5.20%	4.90%
Discount rate used to determine benefit obligations at 31 December: pensioners	5.90%	5.20%[1]
Discount rate used to determine benefit obligations at 31 December: non-pensioners	5.60%	5.20%[1]
Expected return on Scheme equities	7.75%	7.50%
Expected return on Scheme bonds	4.95%	4.50%
Expected return on Scheme properties	6.20%	n/a

Note:
1. In 2006 a single combined discount rate of 5.20% was used for pensioners and non-pensioners.

The discount rates used to calculate the present value of Scheme liabilities are determined after considering the yield on 'AA' rated Sterling corporate bond yields of a similar maturity to the Scheme liabilities. A 0.1% increase in the rates used would decrease the present value of Scheme liabilities by £27.4m and a 0.1% decrease in the rate used would increase the present value of Scheme liabilities by £28.0m.

33 Retirement benefit obligations continued
A 0.1% decrease in the rate of inflation would reduce the Scheme liabilities by £23.3m and a 0.1% increase in the rate of inflation would increase the Scheme liabilities by £23.8m.

The expected return on Scheme equities for 2008 is set at a level of 3.3% above gilt yields. The Scheme actuary has advised that this return has a 50% likelihood of being achieved. The expected return for Scheme bonds for 2008 has been set based on yields available on market indices at 31 December 2007 for bonds with similar maturities. The expected return for Scheme properties has been set half way between equities and corporate bonds.

Members' life expectancies in the 2006 actuarial valuation assume that (a) 50% of the PA92 base tables (as published by the Institute and Faculty of Actuaries) apply, with a one year age rating for retired and three years for non-retired and (b) 50% of the Medium Cohort tables based on PA92 Year of Birth, apply.

The life expectancy for a non-retired member aged 60, on the valuation date is:

	Group	
	2007 Years	2006 Years
Male	**85.5**	85.5
Female	**89**	89

The major categories of Scheme assets are as follows:

	Group	
	2007 £m	2006 £m
Equities	**652.1**	676.6
Bonds	**667.7**	629.2
Properties	**36.5**	-
Hedging derivatives	**11.0**	(1.9)
Net current assets	**9.3**	6.6
Total	**1,376.6**	1,310.5

During 2006 the Scheme entered into a swap overlay strategy to hedge against the effects of inflation and interest rate movements on the value of 20% of the Scheme's liabilities.

Amounts for the current and prior years for the defined benefit Scheme are as follows:

	Group		
	2007 £m	2006 £m	2005 £m
Defined benefit obligations	**(1,334.6)**	(1,336.8)	(1,314.3)
Scheme assets	**1,376.6**	1,310.5	1,230.4
Surplus/(deficit)	**42.0**	(26.3)	(83.9)
Actuarial gains/(losses) on Scheme liabilities	**57.1**	33.6	(129.7)
Experience (losses)/gains on Scheme assets	**(2.8)**	13.2	107.9

Post-retirement medical benefits
The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2007, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 5.9% and medical benefit cost inflation of 6.5% for 1 year, reducing to 4.5% over 4 years and remaining at 4.5% thereafter.

Changes in the post-retirement medical benefits provision are as follows:

	Group	
	2007 £m	2006 £m
At 1 January	**21.5**	23.0
Charge to profit or loss in the year	**1.4**	1.4
Actuarial gain	**(2.1)**	(2.9)
Other movements	**(3.3)**	-
At 31 December	**17.5**	21.5

A one percentage point movement in medical cost trend rates would have the following effects:

	2007 £m	2006 £m
Effect on liability of 1% increase in cost trend	**1.1**	3.5
Effect on liability of 1% decrease in cost trend	**(1.0)**	(2.8)
Effect on service and interest cost of 1% increase in cost trend	**0.2**	0.1
Effect on service and interest cost of 1% decrease in cost trend	**(0.2)**	(0.3)

34 Contingent liabilities and commitments

Collateral

Assets pledged as collateral security

£17,683.0m (2006: £1,633.9m), including amounts disclosed in Note 19 relating to credit risk exposure, of assets are pledged as collateral under repurchase agreements and loans with other banks and for security deposits relating to local futures, options stock exchange memberships and funding. The underlying assets relating to the pledge are on average 109% of the value of the repurchase or funding with the maximum value of 117%.

As per normal regulatory requirements, mandatory reserve deposits (Note 14) of £1,618.5m (2006: £1,524.0m) are also held with the Bank of England. These deposits are not available to finance the Group's day to day operations.

Assets accepted as collateral

The fair value of financial assets accepted as collateral that the Group and Company are permitted to sell or repledge in the absence of default is £2,049.0m (2006: £425.2m). As at 31 December 2007 £1,935.5m of these financial assets were sold or repledged (2006: £nil).

Litigation

On 27 July 2007 it was announced that the Office of Fair Trading had agreed with seven UK Banks and one Building Society to start proceedings in the High Court of England and Wales in a test case to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. Alliance & Leicester is not part of the proceedings but will be bound by the outcome.

During the test case proceedings the Financial Ombudsman Service has agreed to suspend reviews of all personal customer current account fee complaints, and the majority of county courts have agreed to stay pending any potential future litigation in relation to such matters. In addition, the Financial Services Authority has granted banks a waiver from processing complaints received from customers in respect of current account overdraft charges.

Until the outcome of the test case is finally determined it is not possible to conclude whether the charges are fair and enforceable or otherwise. On this basis, no provision for any claims that may arise has been made in these accounts. Whilst the legal proceedings continue, and given the numerous uncertainties regarding the case, there are a range of possible outcomes that could be finally determined. These would cover the period over which reimbursement would be required and the level of reimbursement. Therefore, it is not practicable, at this stage, to reliably estimate the financial impact on the Group if the court rules against the Banks and Building Society.

Capital commitments

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	Restated 2006 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	**1.7**	14.5	**1.7**	14.5

The following table indicates the contractual amounts of the Group's and the Company's off-balance sheet financial instruments that commit them to extend credit to customers:

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	Restated 2006 £m
Contingent liabilities:				
Guarantees, liquidity facilities and irrevocable letters of credit	**402.0**	418.1	**398.2**	416.0
Commitments:				
Irrevocable undrawn loan facilities	**1,699.2**	1,066.2	**965.2**	770.5

Contingent liabilities and commitments are shown on a basis consistent with the regulatory reporting of these items.

Included within loans and advances to customers (Note 18) is £26.8m (2006: £3m) in respect of bankruptcy remote Special Purpose Vehicles (SPVs) in relation to the Conduit. The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in 'AAA' rated assets. Since the purchase, a number of assets have been downgraded from AAA. The Group provides liquidity facilities to the SPVs, amounting to £698m at 31 December 2007 (2006: £892m). The liquidity facility can be drawn in the event of asset downgrades in the SPV, but cannot be drawn to fund asset defaults. The recoverability of the liquidity facility is considered with respect to the asset quality of the SPV assets, and to date no impairment is considered necessary. The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

Operating lease commitments

Where the Group is a lessee, the future minimum lease payments under non-cancellable building operating leases, are as follows:

	Group		Company	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Leases which expire:				
Within 1 year	**0.4**	0.3	**7.0**	6.9
Between 1-5 years	**9.7**	8.1	**36.6**	34.2
In more than 5 years	**69.6**	78.3	**102.6**	117.9
Total	**79.7**	86.7	**146.2**	159.0

34 Contingent liabilities and commitments continued

At the balance sheet date, the Group had contracted with lessees for the following future minimum lease payments on sub-leases of rental properties:

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Within 1 year	**0.2**	0.2	**0.3**	0.3
Between 1-5 years	**1.8**	2.1	**2.5**	3.0
In more than 5 years	**3.8**	4.4	**3.8**	4.5
Total	**5.8**	6.7	**6.6**	7.8

During the year, the Group incurred £12.4m operating lease rental charges (2006: £11.9m).

35 Innovative tier 1

On 22 March 2004, Alliance & Leicester plc issued £300m of innovative tier 1 capital securities. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon paid on 22 March 2005. At each payment date, Alliance & Leicester plc can decide whether to declare or defer the coupon indefinitely. If a coupon is deferred then Alliance & Leicester plc may not pay a dividend on any share until it next makes a coupon payment. Alliance & Leicester plc can be obliged to make payment only in the event of winding up.

The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each coupon payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

	Group & Company
	2007 £m
At 1 January 2007	**310.6**
Appropriations	**17.5**
Coupon paid	**(17.5)**
At 31 December 2007	**310.6**

36 Preference shares

On 24 May 2006, Alliance & Leicester plc issued £300m fixed/floating rate non-cumulative callable preference shares, resulting in net proceeds of £294m. The preference shares entitle the holders to a discretionary fixed non-cumulative dividend of 6.222% per annum payable annually from 24 May 2007 until 24 May 2019 and quarterly thereafter at a rate of 1.13% per annum above three month sterling LIBOR. The preference shares are redeemable only at the option of Alliance & Leicester plc on 24 May 2019 or on each quarterly dividend payment date thereafter. No such redemption may be made without the consent of the Financial Services Authority.

37 Minority interests

The non-equity minority interests comprise 2 (2006: 2) ordinary shares of £100 each in Crossbill Investments Limited, a Group undertaking. These entitle the holder to the distributable profits of that company, subject to the payment of dividends on preference shares. The shares do not entitle the holders to any rights against other Group companies.

38 Share capital

	2007		2006	
Group & Company	Number m	Amount £m	Number m	Amount £m
Authorised share capital:				
Ordinary shares of 50p each	**776.0**	**388.0**	776.0	388.0
Issued, allotted and fully paid	**420.6**	**210.3**	437.9	219.0

The number of ordinary shares in issue at 31 December 2007 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 19,943,838 (2006: 13,790,794) shares with a nominal value of £10.0m (2006: £6.9m), at a cost of £193.8m (2006: £151.0m). This has been charged against retained earnings.

Share capital

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
At 1 January	**219.0**	224.4	**219.0**	224.4
New shares issued:				
Share incentive plan (SIP) partnership shares	**0.1**	0.1	**0.1**	0.1
Alliance & Leicester Executive Share Option Plan	**0.7**	0.7	**0.7**	0.7
Alliance & Leicester ShareSave scheme	**0.4**	0.4	**0.4**	0.4
Deferred Bonus scheme	**0.1**	0.3	**0.1**	0.3
Share buybacks	**(10.0)**	(6.9)	**(10.0)**	(6.9)
At 31 December	**210.3**	219.0	**210.3**	219.0

Substantial share interests

In accordance with Sections 791 to 828 of the Companies Act 2006, the following shareholders disclosed a major interest in the share capital of the Company as at 13 February 2008.

	%
Alliance & Leicester ShareSafe Limited	11.87
Capital Group International, Inc	7.59
Prudential plc and subsidiaries	6.33
Fidelity International Ltd	4.71
Legal & General Investment Management Limited	4.49

39 Share based payments

During the year ended 31 December 2007, the Group had seven share-based payment arrangements. These are described below, with further details given in the Director's Remuneration Report on pages 34 to 40.

(i) ShareSave Plan

The plan is open to all employees. Participants may elect to save up to £250 per month under a three year or five year savings contract. An option is granted by the Company to purchase shares at a price based on 80% of the market value of the shares at the time of grant. At the end of the savings contract, a tax free bonus is applied to the savings and the option to purchase shares becomes exercisable, for a period of six months.

(ii) Share Incentive Plan ('SIP') – free shares

Eligible employees were, until 2005, awarded, free shares each year, based on a percentage of their salary. Shares can be released from Trust after five years free of income tax and national insurance contributions.

(iii) Share Incentive Plan – partnership shares

SIP partnership shares are available to all employees. Participants may elect to invest up to £125 per month from pre-tax salary to purchase shares at the prevailing market price. Shares can be released from Trust after five years free of income tax and national insurance contributions.

(iv) Executive Share Options

Executive options are normally granted to executive, associate and divisional directors twice a year, after the final and interim results announcements. The number of shares over which options are granted is based on a percentage of the participant's salary in the range of 100% to 150%. The exercise of options is subject to a three year performance condition based on Earnings Per Share (EPS) growth detailed in the Directors' Remuneration Report on page 35. Options lapse ten years from the grant date.

(v) Deferred Bonus Plan

Group Senior Managers, excluding executive, associate and divisional directors, can defer either 12.5% or 25% of their annual cash bonus into shares, which are then matched by the Company. The right to purchase those shares cannot normally be exercised for three years and lapses if not exercised within seven years. Executive directors participated in the plan until 2005, and performance conditions were attached to the receipt of matching shares.

(vi) Performance Share Plan

Annual awards are made under the Performance Share Plan to executive, associate and divisional directors. The award is normally over shares and accrued dividends to the value of 100% to 150% of annual salary, with a maximum award of 200%. Vesting of the award is subject to a three year performance period and dependent upon Total Shareholder Return, EPS and, in addition from 2007, Return on Equity as detailed on page 36. Awards lapse five years from the award date.

(vii) Restricted Share Plan

Group Senior Managers, excluding executive, associate and divisional directors, participate in the Restricted Share Plan. Annual awards of shares are made based on a percentage of individuals' salary with awards normally in the range 0% to 15%. Awards vest after three years.

39 Share based payments continued

	ShareSave Number of shares	Share Options Number of shares	Executive Deferred[1] Number of shares	Restricted share plan Number of shares	Executive Performance Number of shares	Senior Manager Deferred[2] Number of shares
2007						
Outstanding at 1 January	3,513,908	5,172,169	93,372	126,942	649,945	233,181
Granted	1,080,293	484,051	-	206,481	477,000	96,516
Lapsed	(469,530)	(326,697)	-	(25,542)	(39,175)	(28,862)
Exercised	(735,831)	(1,498,999)	(34,651)	(949)	(4,101)	(57,238)
Outstanding at 31 December	**3,388,840**	**3,830,524**	**58,721**	**306,932**	**1,083,669**	**243,597**
Exercisable at 31 December	407,188	1,113,918	16,423	–	–	10,017
Weighted average exercise price in 2007	805.9	1,118.8p	1,093.0p	1,100.0p	1,137.0p	1,128.9p
Range of exercise prices for options	364.4p-815p	510p-1093p	n/a	n/a	n/a	n/a
Weighted average remaining contractual	2.2 years	0.7 years	0.2 years	2.0 years	1.4 years	1.4 years
Weighted average fair value of options	195p	181p	n/a	917p	879p	2593p[3]
2006						
Outstanding at 1 January	3,761,897	6,260,765	182,622	–	234,817	212,657
Granted	843,008	556,350	-	129,008	415,128	113,340
Lapsed	(333,803)	(196,547)	-	(2,037)	-	(15,288)
Exercised	(757,194)	(1,448,399)	(89,250)	(29)	-	(77,528)
Outstanding at 31 December	3,513,908	5,172,169	93,372	126,942	649,945	233,181
Exercisable at 31 December	112,304	929,732	-	-	-	5,984
Weighted average exercise price in 2006	1119.3p	1109.4p	1125.5p	1062.0p	n/a	1119.7p
Range of exercise prices for options	364.4p-813p	510p-900.5p	n/a	n/a	n/a	n/a
Weighted average remaining contractual	2.2 years	0.9 years	0.7 years	2.6 years	1.8 years	0.4 years
Weighted average fair value of options	215p	140p	n/a	846p	742p	2468p[3]

Notes:
1. The figures in the table relate to the number of deferred options only.
2. The figures in the table relate to the level of bonus deferred i.e. excluding the matching element.
3. The option value includes the deferred share and the fair value of the matched element, less the cash bonus foregone.

126,924 SIP partnership shares (2006: 152,654) were issued during the year, at the prevailing market rate, at a weighted average price of 977.3p per share.

The estimated fair values are calculated by applying the following models:
Share Incentive Plan – Black-Scholes option pricing model;
Executive Share Options and ShareSave Plan – restricted exercise binomial model for American style options;
Deferred Bonus Plan and Executive Performance Share Plan – the value of the share price option plus the present value of any deferred dividends. The assumptions used in the model are as follows:

Input	Assumption
Share price	Price at date of grant
Exercise price	Per scheme rules
Expected volatility	19.2%-30.9% (2006: 15%-21.5%) Expected volatility is estimated by calculating the annualised, exponential weighted monthly volatility of Alliance & Leicester plc share price over the preceding two years.
Option life	Per scheme rules
Expected dividends	Based on historical dividend yield
Risk-free interest	5.2%-6.3% (2006: 4.6%-5.3%)

Levels of early exercises and lapses are estimated using historical averages.

The charge to profit and loss arising from equity settled share based payments in the year was £7.6m (2006: £6.9m).

40 Other reserves and retained earnings

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Share premium	**125.1**	105.6	**125.1**	105.6
Capital redemption reserve	**89.9**	79.9	**89.9**	79.9
Reserve for share-based payments	**26.2**	21.0	**26.2**	21.0
Available-for-sale reserve	**(142.7)**	4.2	**(142.7)**	4.2
Cash flow hedging reserve	**(13.7)**	(19.3)	**(10.9)**	(11.2)

Share premium

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**105.6**	85.1	**105.6**	85.1
Issue of shares under option	**19.5**	20.5	**19.5**	20.5
At 31 December	**125.1**	105.6	**125.1**	105.6

Capital redemption reserve

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**79.9**	73.0	**79.9**	73.0
Repurchase of share capital	**10.0**	6.9	**10.0**	6.9
At 31 December	**89.9**	79.9	**89.9**	79.9

Reserve for share-based payments

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**21.0**	13.8	**21.0**	13.8
Share option costs charged to profit in year	**7.6**	6.9	**7.6**	6.9
Transferred to equity	**(2.4)**	(2.7)	**(2.4)**	(2.7)
Deferred tax	**(5.0)**	3.0	**(5.0)**	3.0
Current tax	**5.0**	–	**5.0**	–
At 31 December	**26.2**	21.0	**26.2**	21.0

Available-for-sale reserve

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**4.2**	5.8	**4.2**	5.8
Net losses from changes in fair value	**(219.8)**	(1.7)	**(219.8)**	(1.7)
Net gains transferred to profit on disposal	**(0.6)**	(0.5)	**(0.6)**	(0.5)
Impairment loss transferred to Income Statement	**10.6**	–	**10.6**	–
Deferred tax	**–**	–	**–**	–
Current tax	**62.9**	0.6	**62.9**	0.6
At 31 December	**(142.7)**	4.2	**(142.7)**	4.2

Cash flow hedging reserve

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
At 1 January	**(19.3)**	22.5	**(11.2)**	27.0
Gains/(losses) from changes in fair value	**14.8**	(57.6)	**11.0**	(52.0)
Transferred to net profit – hedge ineffectiveness	**(7.4)**	(2.1)	**(10.7)**	(2.6)
Deferred tax	**(1.8)**	17.9	**–**	16.4
At 31 December	**(13.7)**	(19.3)	**(10.9)**	(11.2)

The cash flow hedging reserve arises on cash flow hedges of interest rate risk on a portfolio of variable rate assets. The hedged interest rate cash flows on the underlying portfolio are expected to occur on a reducing basis over a period of approximately six years from the balance sheet date.

40 Other reserves and retained earnings continued

Retained earnings

Movements in retained earnings were as follows:

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
At 1 January	**1,557.4**	1,476.5	**1,045.9**	1,029.6
Net profit for year	**256.7**	432.2	**135.1**	367.6
Final dividend for 2005	**-**	(156.3)	**-**	(156.3)
Interim dividend for 2006	**-**	(78.8)	**-**	(78.8)
Final dividend for 2006	**(160.1)**	-	**(160.1)**	-
Interim dividend for 2007	**(80.7)**	-	**(80.7)**	-
Actuarial gain on retirement benefit obligations	**56.4**	49.7	**56.4**	49.7
Deferred tax on actuarial gain on retirement benefit obligations	**(15.4)**	(14.9)	**(15.4)**	(14.9)
Repurchase of share capital	**(193.8)**	(151.0)	**(193.8)**	(151.0)
At 31 December	**1,420.5**	1,557.4	**787.4**	1,045.9

41 Dividends per share

During the year an interim dividend in respect of 2007 of 18.8p per ordinary share (2006: 17.6p per ordinary share) was paid amounting to £80.7m (2006: £78.8m).

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the meeting on 13 May 2008, a final dividend in respect of 2007 of 36.5p per ordinary share (2006: 36.5p per ordinary share), amounting to an estimated total of £153.6m (2006: £160.1m), is to be proposed.

The financial statements for the year ended 31 December 2007 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2008.

42 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances.

	Group		Company	
	2007 £m	2006 £m	2007 £m	Restated 2006 £m
Cash and balances with central banks (Note 14)	**3,471.0**	2,224.0	**3,471.0**	2,224.0
Due from other banks	**384.5**	398.6	**363.7**	396.0
Total	**3,855.5**	2,622.6	**3,834.7**	2,620.0

43 Related party transactions

Group

The Group enters into transactions in the ordinary course of business, with directors of the Company, and persons connected with the directors of the Company, on normal commercial terms.

	Group	
	2007 £'000	2006 £'000
Loans		
As at 1 January	**754**	1,018
Net movements	**(420)**	(264)
As at 31 December[1]	**334**	754
Interest payable	**23**	39
Deposits		
As at 1 January	**2,206**	1,691
Net movements	**(1,356)**	515
As at 31 December	**850**	2,206
Interest receivable	**39**	52

Note:
1. Secured on residential properties.

Company

Details of the Company's shares in Group undertakings are given in Note 23.
The Company entered into transactions with other Group undertakings as shown in the table below.

	Company 2007 £m	Company Restated 2006 £m
Amount owed to other Group undertakings		
As at 1 January	**6,270.5**	3,642.9
Net movements	**2,477.8**	2,627.6
As at 31 December	**8,748.3**	6,270.5
Interest paid to subsidiaries	**497.3**	179.8
Amounts owed from other Group undertakings		
As at 1 January	**7,498.2**	7,269.5
Net movements	**1,563.6**	228.7
As at 31 December	**9,061.8**	7,498.2
Interest received from subsidiaries	**474.0**	338.0

During the current and preceding year the Company recharged other Group undertakings for various administrative expenses incurred on their behalf. The Company also received administrative cost recharges from other Group undertakings.

The Company had derivative assets of £59.0m (2006 restated: £25.3m) and derivative liabilities of £93.4m (2006 restated: £79.4m) with Group undertakings at 31 December 2007. It is not meaningful to analyse the high volume of funding transactions between the Company and other Group undertakings.

Directors' emoluments

	2007 £m	2006 £m
Short-term benefits	**3.6**	4.6
Post-employment benefits	**0.9**	0.8
Share-based payments	**1.1**	0.9
Total	**5.6**	6.3

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. Gains on share options exercised under the long-term incentive scheme in the year were £0.4m (2006: £2.1m), whilst gains on other share options exercised in the year were £2.3m (2006: £0.1m). A detailed analysis of directors' emoluments and share options is given on pages 34 to 40 in the Directors' Remuneration Report.

Three directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme (2006: 4). The Group's transactions with the Scheme are described in Note 33.

44 Post balance sheet events

Acquisition

Subsequent to the year end, the Prepaid Card Company Ltd (PCCL), a subsidiary company of Alliance & Leicester plc, acquired the Cupera International Ltd Group (CIL). PCCL paid £4m in cash and loan notes to CIL shareholders for the purchase of CIL and cessation of existing arrangements. The loan notes are guaranteed by Alliance & Leicester plc, which has the option to purchase the remaining 20% shareholding of PCCL currently held by CIL shareholders in the future. CIL shareholders also have the option to sell their remaining shareholding to Alliance & Leicester plc after a minimum of three years.

This transaction will not have any material impact on Alliance & Leicester's 2008 financial performance.

Securitisation

Alliance & Leicester plc established the Langton Master Trust securitisation structure on 25 January 2008. Langton Securities (2008-1) plc issued £1,844m of notes to Alliance & Leicester plc, either for the purpose of creating collateral to be used for funding or for subsequent transfer of notes to investors outside the Group. Langton Securities (2008-1) plc loaned the proceeds of the notes issued to Langton Funding (No.1) Limited, which in turn used the funds to purchase a beneficial interest in the mortgages held by Langton Mortgages Trustee Limited. Langton Securities (2008-1) plc's obligations to pay principal and interest on the Notes will be funded primarily from payments of principal and interest received by it from Langton Funding (No.1) Limited under the intercompany loan.

Fair values

As at 19 February 2008, the fair value movements on the available-for-sale reserve were reassessed using current available market data. The revaluation would result in a further post-tax fair value loss on the available-for-sale reserve of £59m.

Consolidated Income Statement 5 Year Summary

For the year ended 31 December	2007 IFRS £m	2006 IFRS £m	2005 IFRS £m	2004 IFRS proforma £m	2003 UK GAAP £m
Interest receivable and similar income	**4,167.2**	3,115.2	2,576.1	2,274.1	1,869.3
Interest expense and similar charges	**(3,366.1)**	(2,334.6)	(1,825.1)	(1,537.7)	(1,131.4)
Net interest income	**801.1**	780.6	751.0	736.4	737.9
Fee and commission income	**516.9**	523.6	508.8	512.0	563.0
Fee and commission expense	**(32.7)**	(26.8)	(32.4)	(43.8)	(112.4)
Hedge ineffectiveness	**(9.5)**	7.6	(1.0)	n/a	n/a
Other operating income	**150.0**	190.2	160.5	169.0	184.6
Total non-interest income	**624.7**	694.6	635.9	637.2	635.2
Operating income	**1,425.8**	1,475.2	1,386.9	1,373.6	1,373.1
Administrative expenses:					
Core administrative expenses	**(634.6)**	(656.8)	(660.7)	(674.7)	(696.1)
Redundancy costs	**(8.4)**	(24.2)	-	-	-
Exceptional costs arising from the rationalisation of the branch network	**-**	-	-	(9.0)	-
Total administrative expenses	**(643.0)**	(681.0)	(660.7)	(683.7)	(696.1)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(47.7)**	(42.0)	(31.2)	(30.1)	(35.4)
On operating lease assets	**(73.5)**	(78.5)	(74.0)	(72.8)	(56.2)
Impairment of tangible fixed assets	**(9.3)**	-	-	-	-
	(130.5)	(120.5)	(105.2)	(102.9)	(91.6)
Total costs	**(773.5)**	(801.5)	(765.9)	(786.6)	(787.7)
Impairment losses on loans and leases	**(100.2)**	(104.8)	(73.9)	(46.5)	(59.0)
Impairment losses on treasury investments	**(152.9)**	-	-	-	(1.7)
Operating profit	**399.2**	568.9	547.1	540.5	524.7
Profit on disposal of Group operations	**-**	-	-	52.0	-
Profit before tax	**399.2**	568.9	547.1	592.5	524.7
Tax	**(103.3)**	(118.8)	(140.2)	(158.9)	(145.5)
Profit after tax	**295.9**	450.1	406.9	433.6	379.2
Profit attributable to:					
Innovative tier 1 holders	**17.5**	17.5	17.5	13.7	n/a
Preference shareholders	**18.7**	-	-	-	-
Minority interests	**3.0**	0.4	-	-	1.2
Ordinary shareholders of Alliance & Leicester plc	**256.7**	432.2	389.4	419.9	378.0
Earnings per share:					
Basic earnings per ordinary share	**59.4p**	96.4p	86.9p	91.8p	79.0p
Diluted earnings per ordinary share	**59.0p**	95.9p	86.5p	91.4p	78.5p

The 2004 results are presented on an IFRS proforma basis as described in 2005 Annual Report & Accounts. The results for 2003 are on a UK GAAP basis and not directly comparable with the 2004 to 2007 results. An explanation of the differences between IFRS and UK GAAP is set out in the 2005 Annual Report & Accounts.

	2007 IFRS £m	2006 IFRS £m	2005 IFRS £m	1 January 2005 IFRS £m	2003 UK GAAP £m
Assets					
Cash and balances with central banks	**3,471.0**	2,224.0	1,704.6	585.3	494.0
Treasury bills and other eligible bills	**-**	-	17.1	-	117.0
Due from other banks	**2,885.4**	2,948.7	2,524.5	1,798.3	3,186.7
Items in the course of collection from other banks	**-**	-	-	-	125.0
Trading securities	**1,438.9**	1,152.9	306.3	254.0	-
Derivative financial instruments	**970.3**	691.8	570.8	378.7	-
Loans and advances to customers:	**53,146.6**	46,350.7	40,093.8	33,740.6	29,798.9
Securitised advances[1]	**n/a**	n/a	n/a	n/a	130.0
Less: non-recourse finance	**n/a**	n/a	n/a	n/a	(127.3)
	53,146.6	46,350.7	40,093.8	33,740.6	29,801.6
Net investment in finance leases and hire purchase contracts	**1,909.2**	1,926.9	2,146.3	2,046.4	1,975.8
Debt securities	**n/a**	n/a	n/a	n/a	11,491.5
Investment securities:					
– available-for-sale	**12,772.7**	10,482.8	9,817.8	9,211.6	n/a
– held-to-maturity	**212.9**	364.7	342.5	246.7	n/a
– loans and receivables	**210.4**	150.3	150.3	425.9	n/a
– at fair value through profit or loss	**891.2**	1,373.3	331.0	473.4	n/a
Intangible fixed assets	**116.1**	54.7	18.6	8.5	3.0
Property, plant and equipment	**251.4**	255.0	262.4	272.5	280.9
Operating lease assets	**284.1**	300.5	364.4	367.1	374.7
Deferred tax assets	**4.9**	-	-	-	-
Fair value macro hedge	**38.0**	-	59.8	12.8	n/a
Other assets	**214.9**	220.5	218.6	93.9	171.5
Prepayments and accrued income	**84.0**	60.2	53.2	168.1	402.7
Retirement benefit obligations	**52.8**	-	-	-	-
Total assets	**78,954.8**	68,557.0	58,982.0	50,083.8	48,424.4
Liabilities					
Due to other banks	**19,386.9**	8,629.6	6,566.6	4,685.7	5,040.2
Items in the course of transmission to other banks	**-**	-	-	-	214.9
Derivative financial instruments	**791.2**	675.4	410.4	774.8	-
Due to customers	**30,758.3**	29,559.4	26,437.8	25,102.5	24,239.2
Debt securities in issue	**24,248.4**	25,415.4	21,405.3	15,629.3	14,853.7
Other liabilities	**498.4**	417.1	329.7	365.7	466.7
Current tax liabilities	**4.8**	21.3	52.9	82.2	-
Fair value macro hedge	**-**	181.7	-	-	n/a
Accruals and deferred income	**203.6**	197.9	261.8	304.0	859.8
Deferred tax liabilities	**-**	141.9	259.8	197.1	-
Provisions for liabilities and charges	**-**	-	-	-	240.9
Other borrowed funds	**711.2**	696.7	939.1	826.5	812.1
Retirement benefit obligations	**28.3**	47.8	106.9	87.7	n/a
Total liabilities	**76,631.1**	65,984.2	56,770.3	48,055.5	46,727.5
Equity					
Innovative tier 1	**310.6**	310.6	310.6	310.6	n/a
Preference shares	**294.0**	294.0	-	-	-
Minority interests	**3.5**	0.4	-	-	2.7
	608.1	605.0	310.6	310.6	2.7
Called up share capital	**210.3**	219.0	224.4	223.2	231.1
Share premium account	**125.1**	105.6	85.1	66.7	54.7
Capital redemption reserve	**89.9**	79.9	73.0	72.7	63.8
Reserve for share-based payments	**26.2**	21.0	13.8	6.7	n/a
Available-for-sale reserve	**(142.7)**	4.2	5.8	5.7	n/a
Cash flow hedging reserve	**(13.7)**	(19.3)	22.5	14.0	n/a
Retained earnings	**1,420.5**	1,557.4	1,476.5	1,328.7	1,344.6
Total ordinary shareholders' equity	**1,715.6**	1,967.8	1,901.1	1,717.7	1,694.2
Total equity and liabilities	**78,954.8**	68,557.0	58,982.0	50,083.8	48,424.4

Note:
1. Under UK GAAP securitised balances were disclosed under linked presentation. Under IFRS securitised balances are included within loans and advances to customers.

Shareholder analysis as at 31 December 2007

	No. of holders[1]	Percentage of total holders	No. of shares	Percentage of ordinary share capital
Shareholding range:				
1 - 250	504,351	89.44%	121,381,085	28.86%
251 - 500	44,229	7.84%	20,648,292	4.91%
501 - 10,000	14,580	2.59%	18,590,052	4.42%
10,001 - 50,000	336	0.06%	7,827,431	1.86%
50,001 - 100,000	126	0.02%	9,120,580	2.17%
100,001 and over	258	0.05%	243,060,973	57.78%
	563,880	100.00%	420,628,413	100.00%

Note:
1. Including those holders whose shares are held in the 'Alliance & Leicester ShareSafe' nominee account.

Classification of shareholders

Personal holders[1]	38.50%
Institutional holders	61.50%

Note:
1. Includes private shareholdings, ShareSafe and shares held in Private Client Accounts by institutional investors.

Financial calendar

Ex-dividend date for final dividend	Wednesday 23 April 2008
Record date for final dividend	Friday 25 April 2008
Annual General Meeting	Tuesday 13 May 2008
Payment date for final dividend	Monday 19 May 2008
Provisional date for interim results to be announced	Friday 1 August 2008
Provisional ex-dividend date for interim dividend	Wednesday 3 September 2008
Provisional record date for interim dividend	Friday 5 September 2008
Provisional payment date for interim dividend	Monday 6 October 2008

Dividends

Interim dividend 2006	17.6p
Final dividend 2006	36.5p
Interim dividend 2007	18.8p
Proposed final dividend 2007	36.5p

Registrar

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA
Tel: 0844 561 7656*

*0844 calls from the UK mainland cost 5p per minute plus network extras; different charges may apply to mobile telephones.

Alliance & Leicester share dealing service

Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH
Tel: 0870 516 8352*

*0870 calls from the UK mainland cost 8p per minute plus network extras; different charges may apply to mobile telephones.

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If you would like more information about the products and services offered by Alliance & Leicester simply visit our website: **www.alliance-leicester-group.co.uk**

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Alliance Leicester

Alliance & Leicester plc
Registered Office:
Carlton Park, Narborough
Leicester LE19 0AL
Company No. 3263713
Registered in England
www.alliance-leicester-group.co.uk

The Alliance & Leicester plc Scrip Dividend Scheme Terms & Conditions

Alliance Leicester

Alliance & Leicester plc (the Company) Alliance & Leicester plc Scrip Dividend Scheme (the Scheme)

PART 1: NON-CREST SHAREHOLDERS

This Part 1 applies to you if you either hold a share certificate(s) for your shares or you hold your shares in an Alliance & Leicester ShareSafe Account (ShareSafe) or if you have been awarded shares under the Alliance & Leicester Share Incentive Plan (the Share Incentive Plan).

Shareholders who hold their shares in CREST (CREST *Shareholders*) should turn to Part 2 for the terms and conditions of the Scheme applicable to them. CREST is the UK's electronic registration and settlement system for equity share trading.

1. What is the Scheme?

The Scheme enables you to receive new ordinary shares in the Company instead of the cash dividends you normally receive. This means you can build up your shareholding in the Company without going to the market to buy new shares. As a result, you will not incur any dealing costs or stamp duty. At the same time, the Company retains cash for reinvestment in the business, which would otherwise be paid as a dividend.

2. How do I join?

To join the Scheme, please complete and sign the scrip dividend mandate form (**Scrip Mandate**) in accordance with the instructions thereon and return it to the Corporate Actions Department, Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (the **Registrar**). Please note that the Registrar will not send you an acknowledgement of receipt.

Alternatively, you may join the Scheme online at **www.alliance-leicester-shareregistrars.co.uk**

Your completed Scrip Mandate will apply to all future dividends in respect of which a scrip dividend is offered, except where you hold shares registered in more than one holding (see paragraph 9). If you hold shares in your own name and/or within a ShareSafe account and you also hold shares in the Share Incentive Plan, then the Scrip Mandate will not apply to your shares in the Share Incentive Plan unless you make a separate election to join the Scheme in respect of those shares.

The Company and/or the Registrar reserves the right to treat as valid a Scrip Mandate which is not complete in all respects.

If you have a joint holding, please ensure that all shareholders sign the Scrip Mandate. In the case of a corporation, the Scrip Mandate should be executed under the common seal of the company or be signed by a duly authorised official of the company whose capacity should be stated.

3. Can I join if I hold my shares in an Alliance & Leicester ShareSafe Account?

Yes. Shareholders who hold their shares in ShareSafe should complete the Scrip Mandate if they wish to join the Scheme.

4. Can I join if I have been awarded shares under the Company's employee Share Incentive Plan?

Yes. You will be able to join the Scheme. You should apply online or request a copy of the Scrip Mandate from the trustee if you want to direct the trustee to join the Scheme in respect of shares held for you under the Share Incentive Plan.

You can complete a Scrip Mandate online at **www.alliance-leicester-shareregistrars.co.uk** or write to the trustee: Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

5. When can I join?

You can join the Scheme at any time by completing the Scrip Mandate. However, if your completed Scrip Mandate is not received before 5.00 p.m. on the date which is either two working days before the date of the annual general meeting of the Company (in the case of a final dividend) or 15 working days *before* a dividend payment date, whichever is the earlier, it will not be valid for that particular dividend and you will only receive new ordinary shares of the Company for subsequent dividends in respect of which a scrip dividend alternative is offered.

Please note that the directors of the Company will not be offering a scrip dividend alternative in respect of the 2007 final dividend payable in May 2008. Therefore, if you join the Scheme, **the earliest you may be entitled to receive a scrip dividend alternative is in respect of the 2008 interim dividend payable in October 2008**, provided that the directors choose to offer a scrip dividend alternative in respect of that dividend.

6. Will I have to fill in separate Scrip Mandate forms for future dividends?

No. The Scheme is an 'evergreen' scheme. This means that if you have already completed a Scrip Mandate, you have elected to receive new ordinary shares instead of cash for any future dividend in respect of which a scrip dividend alternative is offered. The Scrip Mandate will therefore remain valid until you cancel your election (see paragraph 8).

7. Will I receive a *scrip* dividend alternative for every dividend once I have signed a Scrip Mandate?

The operation of the Scheme is always subject to the directors' discretion to offer the scrip dividend alternative. If the directors decide not to offer the scrip dividend alternative in respect of any particular dividend, a cash dividend will be paid to you instead. However, if the directors offer a scrip

dividend alternative in respect of future dividends and you have submitted a completed Scrip Mandate in accordance with the terms and conditions of the Scheme set out in this brochure, you will be issued with new ordinary shares under the terms and conditions of the Scheme.

8. Once I have joined the Scheme, can I subsequently opt out?

You will be entitled to opt out of the Scheme at any time by writing to the Corporate Actions Department, Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU to cancel your Scrip Mandate. If you are a participant in the Share Incentive Plan, you should submit your cancellation online at **www.alliance-leicester-shareregistrars.co.uk** or send your letter of cancellation to the trustee of the Share Incentive Plan (at the address in paragraph 4) and not to the Registrar.

If you decide to cancel your Scrip Mandate, you will receive subsequent dividends in cash. However, if your letter of cancellation is received less than either two working days before the date of the annual general meeting of the Company (if applicable) or 15 working days before a dividend payment date, whichever is the earlier, it will not be valid for that particular dividend and you will only receive subsequent dividends in cash.

Your Scrip Mandate will be deemed to be cancelled if you sell or otherwise transfer all of your ordinary shares to another person but only with effect from the registration of the relevant transfer. Your Scrip Mandate will also terminate immediately on receipt of notice of your death.

9. Can I complete a Scrip Mandate for part of my holding or joint holding?

No, the Scrip Mandate will apply to your total shareholding for each relevant dividend. No fraction of a new ordinary share will be allotted and any residual cash balance will be carried forward, without interest, and included in the calculation of the next dividend payment.

The Company may at its discretion permit partial elections in exceptional circumstances or where a shareholder is acting on behalf of more than one beneficial owner (a nominee shareholder). The partial election will only apply to one dividend.

If for any reason your ordinary shares are registered in more than one holding, unless you have arranged with the Registrar to consolidate your holdings by the last day for receipt of your Scrip Mandate for a particular dividend, the holdings will be treated for all purposes as separate and you should complete separate Scrip Mandates. If you wish to amalgamate your accounts to avoid this happening in future, please write to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA, quoting your shareholder investor code shown on your share certificate(s) or ShareSafe statement(s).

If you hold shares in both your own name and within a ShareSafe account, the Scrip Mandate will apply to both

holdings and cannot be applied individually. If you hold shares in your own name and/or within a ShareSafe account and you also hold shares in the Share Incentive Plan, then the Scrip Mandate will not apply to your shares in the Share Incentive Plan unless you make a separate election to join the Scheme in respect of those shares.

10. What will be my entitlement to new ordinary shares under the Scheme?

Your entitlement to new ordinary shares is calculated by taking the amount of cash dividend to which you are entitled and dividing it by the scrip reference price. If you hold shares in both your own name, within a ShareSafe account and/or Share Incentive Plan, your holdings will be treated separately for calculation purposes.

The articles of association of the Company provide that the scrip reference price will be the average of the middle market quotations for the Company's ordinary shares for the five dealing days starting on, and including, the day when the ordinary shares are first quoted "ex-dividend" (as notified on the Company's website at **www.alliance-leicester-group.co.uk**), as derived from the Daily Official List of the UK Listing Authority. The scrip reference price, once fixed, will also be notified on the Company's website at **www.alliance-leicester-group.co.uk**

The value of your entitlement will be rounded down to ensure that it is, as nearly as possible, equal to but not greater than the cash amount of the cash dividend (disregarding any tax credit).

The formula used in calculating your entitlement to new ordinary shares is, therefore, as follows:

$$\frac{\text{Number of ordinary shares held at the dividend record date} \;\; X \;\; \text{cash dividend per share}}{\text{scrip reference price}}$$

An example, for illustrative purposes only, is as follows:

The cash dividend is 40 pence for each ordinary share of the Company, your shareholding is 250 ordinary shares and the scrip reference price is £5.30.

- Value of cash dividend: 250 x 40p = £100.00
- Number of new ordinary shares: £100.00 ÷ £5.30 = 18.86, rounded down to 18 new ordinary shares.
- Value of new ordinary shares: 18 x £5.30 = £95.40, leaving a residual cash balance of £4.60 which would be carried forward to the next dividend payment.

11. What will you do with the residual cash balance?

No fraction of a new ordinary share will be allotted and any residual cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment.

All accumulated fractional entitlements will be paid to you, or your beneficiaries, at the time of the Company's

next dividend payment if you cancel your Scrip Mandate, dispose of your entire shareholding or on receipt of notice of your death.

Where you have elected to join the Scheme and hold fewer than the minimum number of ordinary shares required to entitle you to one or more new ordinary shares upon the exercise of the Scheme for a particular dividend, funds representing your fractional entitlement will be accumulated without interest for your benefit. These funds will be added to the cash amount of any subsequent dividends and, if you do not subsequently opt out of the Scheme, will be used to calculate your entitlement to new ordinary shares.

12. Are my new scrip dividend shares included in the next dividend?

Yes, all new ordinary shares issued as a scrip dividend will automatically increase your shareholding on which the next entitlement to a dividend or scrip dividend alternative will be calculated.

13. How will I know that the new ordinary shares have been allotted?

Once your new ordinary shares have been allotted, an accounting statement will be sent to you, along with your new share certificate (unless you are a ShareSafe member), showing the number of new ordinary shares allotted, the scrip reference price and the total cash equivalent of the new ordinary shares for tax purposes.

If you are a ShareSafe member, you will be sent a ShareSafe statement showing the number of new ordinary shares allotted and an accounting statement which will also show the number of new ordinary shares allotted, the scrip reference price and the total cash equivalent of the new ordinary shares for tax purposes.

If shares are allotted to you in respect of shares held in the Share Incentive Plan and you are also a ShareSafe member, you will be sent a ShareSafe statement showing the number of new ordinary shares allotted and an accounting statement which will also show the number of new ordinary shares allotted, the scrip reference price and the total cash equivalent of the new ordinary shares for tax purposes, as above. If shares are allotted to you in respect of shares held in the Share Incentive Plan and you are not a ShareSafe member, but already hold shares in certificated form, you will be sent a share certificate and an accounting statement (showing the number of new ordinary shares allotted, the scrip reference price and the total cash equivalent of the new ordinary shares for tax purposes). If shares are allotted to you in respect of shares held in the Share Incentive Plan and you are not a ShareSafe member or an existing ordinary shareholder with shares in certificated form you will be sent a ShareSafe statement showing the number of new ordinary shares allotted and an accounting statement which will also

show the number of new ordinary shares allotted, the scrip reference price and total cash equivalent.

14. Do my new ordinary shares have the same voting rights as my existing shares?

Yes, the new ordinary shares will carry the same voting rights as your existing ordinary shares.

15. When will I be sent my new share certificate?

Your new share certificate will be posted to you, at your own risk, on or about the same date as cheques in respect of the cash dividends are posted (which will be notified on the Company's Website). You will also be sent an accounting statement showing the number of new ordinary shares allotted, the scrip reference price and the total cash equivalent of the new ordinary shares for tax purposes. Please note that if you are a ShareSafe member you will receive a ShareSafe statement confirming the new shares allotted, but you will not receive a share certificate.

Dealings in the new ordinary shares are expected to begin on the dividend payment date. In the unlikely event that the UK Listing Authority does not agree before the dividend payment date to admit the new ordinary shares to the Official List, the dividend for shareholders who have elected to receive new ordinary shares will be paid in cash instead as soon as reasonably practicable.

16. Can I participate in the Scheme if I am resident outside the UK?

If you are resident outside the UK, you should not, and cannot, treat this brochure as an invitation or offer to receive new ordinary shares unless such an invitation or offer can lawfully be made to you without compliance with any regulatory or other legal requirements or other similar formalities. Such shareholders should consult their professional advisers if they are not sure whether any formalities must be observed to participate in the Scheme. It is the responsibility of any person resident outside the UK wishing to elect to receive new ordinary shares under the Scheme to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories.

Please note that ordinary shares in Alliance & Leicester plc are only traded on the London Stock Exchange.

17. What happens if I have recently sold or purchased ordinary shares?

If you have sold some of your ordinary shares in the Company before a dividend record date, the Scrip Mandate will apply for the remainder of your shares.
If you have bought any additional ordinary shares after a dividend record date, you will not be eligible to receive either the cash or scrip dividend in respect of those additional shares, but will be eligible for future dividends.

All ordinary shares bought after a dividend record date will be included in future scrip dividends, subject to receipt of a valid Scrip Mandate.

18. Can the Company change or cancel my Scrip Mandate?

Scrip Mandates may be modified at any time by the Company. In the case of any modification, current Scrip Mandates (unless otherwise specified by the Company) will be deemed to remain valid under the modified arrangements unless and until the Registrar receives a cancellation in writing from you.

The operation of the Scheme is always subject to the directors' discretion to make a scrip dividend alternative available. The directors can also decide to withdraw the scrip dividend alternative at any time before the new ordinary shares are allotted. This discretion may, in particular, be exercised for your protection if, 15 working days before the dividend payment date, the price of an ordinary share of the Company has fallen 15 per cent. or more below the scrip reference price. If the directors decide to revoke the offer of a scrip dividend alternative, you will receive your dividend in cash on or as soon as practicable after the dividend payment date.

19. What are the tax effects?

The tax effects of taking new ordinary shares will depend on your individual circumstances. Explanatory notes are included at Part 3 of this brochure.

If you are not sure how you will be affected from a tax perspective, you should consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 before taking any action.

20. Governing law

The Scheme is subject to the provisions set out in this brochure and the Company's articles of association in force from time to time and is governed by, and its terms and conditions are to be construed in accordance with, English law. By electing to receive new ordinary shares of the Company, a shareholder agrees to submit to the jurisdiction of the English courts in relation to the Scheme.

21. What do I do if I need help or have any questions?

For general enquiries about the Scheme, please contact Capita Registrars at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA, by telephone on 0844 561 7656 or by email at **alshareholder@capitaregistrars.com**

For SIP trustee enquiries please contact Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

To cancel a Scrip instruction, please write to the Corporate Actions Department, Capita Registrars Limited,

The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as per paragraph 8, or alternatively online at **www.alliance-leicester-shareregistrars.co.uk**

If you wish to continue to receive your dividend entitlement in cash, you need take no action and your dividend will continue to be paid to you in cash.

PART 2: CREST SHAREHOLDERS ONLY

This Part 2 applies to shareholders who hold their shares in CREST (CREST Shareholders) only. CREST is the UK's electronic registration and settlement system for equity share trading.

Please ignore this Part 2 if you are not a CREST Shareholder. If you either hold the physical share certificate(s) to your shares or you hold your shares in an Alliance & Leicester ShareSafe Account (ShareSafe) or if you have been awarded shares under the Alliance & Leicester Share Incentive Plan (the Share Incentive Plan), then you are not a CREST Shareholder and this Part 2 does not apply to you please refer to Part 1.

1. What is the Scheme?

The Scheme enables you to receive new ordinary shares in the Company instead of the cash dividends you normally receive. This means you can build up your shareholding in the Company without going to the market to buy new shares. As a result, you will not incur any dealing costs or stamp duty. At the same time, the Company retains cash for reinvestment in the business, which would otherwise be paid as a dividend.

2. How do I join?

You can only elect to receive your dividend in the form of new ordinary shares by means of CREST procedures to effect such an election. **No other form of election will be permitted and if received will be rejected and returned to the CREST shareholder who has lodged such instructions.** If you are a CREST Personal Member, or other CREST Sponsored Member, you should consult your CREST sponsor, who will be able to take appropriate action on your behalf.

The CREST procedures require the use of the Dividend Election Input Message in accordance with the CREST Manual. The Dividend Election Input Message submitted must contain the number of shares on which the election is being made whether this is all or part of your holding at the relevant dividend record date. Evergreen elections will not be permitted. The Dividend Election Input Message includes a number of fields which, for a valid election to be made, must be correctly input as indicated below:

(i) Dividend Election Reference - you must indicate here a reference for the dividend election which is unique to your CREST participant ID;

(ii) Account I.D. - If you have more than one member account, you must indicate the member account I.D. to which the election relates;

(iii) ISIN - This is GB0000386143;

(iv) Distribution type - You must enter "SCRIP" here;

(v) Corporate Action - You must enter here the Corporate Action number for the dividend on which your election is being made. An evergreen election will not be accepted;

(vi) Number of shares - You must enter here the number of shares over which your election is made whether this is all or part of your holding. If you leave this field blank or enter zero your election will be rejected. If you enter a number of shares greater than your holding in CREST on the relevant dividend record date, the election will be applied to the total holding in the relevant CREST member account at the relevant record date;

(vii) Contact details - this field is optional, although you are asked to include details of whom to contact in the event of a query relating to your election.

The Company and/or Capita Registrars (the **Registrar**) reserves the right to treat as valid an election which is not complete in all respects.

By inputting a Dividend Election Input Message as described above, you confirm your election to participate in the Scheme in accordance with the details input and with the terms and conditions of the Scheme as amended from time to time.

There is no facility to amend an election which has been made by Dividend Election Input Message; if you wish to change your election details, you must first delete the existing election as described in paragraph 3 below and then input a Dividend Election Input Message with the required new details.

3. Once I have joined the Scheme, can I subsequently opt out?

You may only cancel an election by utilising the CREST procedures for deletions described in the CREST Manual. Your deletion must be received and, in accordance with CREST procedures, accepted by the Company, less than either two working days before the date of the annual general meeting of the Company (in the case of a final dividend) or 15 working days before a dividend payment date, whichever is the earlier, for it to be valid for that particular dividend. It is recommended that you input any deletion message 24 hours in advance of the above deadline to give the Company and Capita Registrars sufficient time to accept the deletion.

4. Will I have to complete the Dividend Election Input Message again for future dividends?

Yes. If you wish to receive new shares instead of cash in respect of future dividends in respect of which a scrip

dividend alternative is offered, you must complete a Dividend Election Input Message on each occasion. If you do not complete a Dividend Election Input Message then you will receive your dividend in cash.

5. When must I complete the Dividend Election Input Message?

If you wish to receive the scrip dividend alternative over some or all of your shareholding in the Company, you must make your election by 5.00 p.m. on the date which is either two working days before the date of the annual general meeting of the Company (in the case of a final dividend) or 15 working days before a dividend payment date, whichever is the earlier. There will be a minimum period of 15 working days during which elections can be made. If the directors decide not to offer the scrip dividend alternative in respect of any particular dividend, a cash dividend will be paid to you in the usual way.

6. Can I make Partial Elections?

Yes. If you hold your shares in CREST you can elect to receive any scrip dividend over part of your shareholding. You will then receive the balance as a cash dividend.

7. What will be my entitlement to new ordinary shares under the Scheme?

Your entitlement to new ordinary shares in the Company is calculated by taking the amount of cash dividend to which you are entitled and dividing it by the scrip reference price.

The articles of association of the Company provide that the scrip reference price will be the average of the middle market quotations for the Company's ordinary shares for the five dealing days starting on, and including, the day when the ordinary shares are first quoted "ex-dividend" (as notified on the Company's Website **www.alliance-leicester-group.co.uk**), as derived from the Daily Official List of the UK Listing Authority. The scrip reference price, once fixed, will also be notified on the Company's website **www.alliance-leicester-group.co.uk**

The value of your entitlement will be rounded down to ensure that it is, as nearly as possible, equal to but not greater than the cash amount of the cash dividend (disregarding any tax credit).

The formula used in calculating your entitlement to new ordinary shares is, therefore, as follows:

$$\frac{\text{Number of ordinary shares held at the dividend record date} \times \text{cash dividend per share}}{\textit{scrip reference price}}$$

An example, for illustrative purposes only, is as follows:

If the cash dividend is 40 pence for each ordinary share of the Company, your shareholding is 1,000 ordinary shares and the scrip reference price is £5.30.

- Value of cash dividend: 1,000 x 40p = £400.00
- Number of new ordinary shares: £400.00 ÷ £5.30 = 75.47, rounded down to 75 new ordinary shares.
- Value of new ordinary shares: 75 x £5.30 = £397.50, leaving a residual cash balance of £2.50.

8. What will you do with the residual cash balance?

If you have elected to receive new ordinary shares instead of a cash dividend in respect of your entire holding, then any residual cash balance will be paid to you as a cash dividend. No fractions of a share will be allotted.

If you elect to only receive part of your dividend as new ordinary shares, you will receive the balance as a cash dividend.

Where you have elected to join the Scheme for fewer than the minimum number of ordinary shares required to entitle you to receive one or more new ordinary shares upon the exercise of the Scheme for a particular dividend, you will receive the dividend in cash.

9. Are my new ordinary shares included in the next scrip dividend?

Yes, all new ordinary shares issued as scrip dividend will automatically increase your shareholding on which the next entitlement to a dividend or scrip dividend alternative will be calculated.

10. How will I know that the new ordinary shares have been allotted?

Once your new ordinary shares have been allotted an accounting statement will be sent to you, showing the number of new ordinary shares allotted, the scrip reference price, and the total cash equivalent of the new ordinary shares for tax purposes.

11. Do my new ordinary shares have the same voting rights as my existing shares?

Yes, the new ordinary shares will carry the same voting rights as your existing ordinary shares.

12. When will my CREST account be credited?

Subject to the new ordinary shares being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities, your CREST account will be credited directly with the new ordinary shares on the same day the cash dividend is paid. In the unlikely event that the UK Listing Authority does not agree before the dividend payment date to admit the new ordinary shares to the Official List, the dividend for shareholders who have elected to receive new ordinary shares will be paid in cash in the usual way as soon as reasonably practicable.

13. Can I participate in the Scheme if I am resident outside the UK?

If you are resident outside the UK, you should not, and cannot, treat this brochure as an invitation or offer to receive new ordinary shares unless such an invitation or offer can lawfully be made to you without compliance with any regulatory or other legal requirements or other formalities. Such shareholders should consult their professional advisers if they are not sure whether any formalities must be observed to participate in the Scheme. It is the responsibility of any person resident outside the UK wishing to elect to receive new ordinary shares under the Scheme to be satisfied as to full observance of the laws of the relevant territory, including obtaining any government or other consents which may be required and observing any other formalities in such territories.

Please note that ordinary shares in Alliance & Leicester plc are only traded on the London Stock Exchange.

14. What happens if I have recently sold or purchased ordinary shares?

If you have sold some of your ordinary shares of the Company before a dividend record date the scrip dividend will apply for the remainder of your shares. If you have bought any additional ordinary shares after a dividend record date you will not be eligible to receive either the cash or scrip dividend in respect of those additional shares, but will be eligible for future dividends. All ordinary shares bought after a dividend record date will be included in future scrip dividends, subject to receipt of a valid Scrip Mandate.

15. Can the Company cancel the offer of the scrip alternative?

The operation of the Scheme is always subject to the directors' discretion to make a scrip dividend alternative available. The directors can also decide to withdraw the scrip dividend alternative at any time before the new ordinary shares are allotted. This discretion may, in particular, be exercised for your protection if, 15 working days before the dividend payment date, the price of an ordinary share of the Company has fallen 15 per cent. or more below the scrip reference price. If the directors decide to revoke the offer of a scrip dividend alternative, you will receive your dividend in cash on or as soon as practicable after the dividend payment date.

16. What are the tax effects?

The tax effects of taking new ordinary shares will depend on your individual circumstances. Explanatory notes are included at Part 3 of this brochure.

If you are not sure how you will be affected from a tax perspective, you should consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 before taking any action.

17. Governing law

The Scheme is subject to the provisions set out in this brochure and the Company's articles of association in force from time to time and is governed by, and its terms are to be construed in accordance with, English law. By electing to receive new ordinary shares of the Company, a shareholder agrees to submit to the jurisdiction of the English courts in relation to the Scheme.

18. What do I do if I need help or have any questions?

Please contact our registrars, Capita Registrars at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0GA, by telephone on 0844 561 7656 or by email at **alshareholder@capitaregistrars.com**

If you wish to continue to receive your dividend entitlement in cash, you need take no action and your dividend entitlement will continue to be paid to you in cash.

PART 3: TAXATION

The UK taxation summary set out below relates to the position of shareholders who hold their ordinary shares as an investment and who are resident or ordinarily resident in the UK for taxation purposes and does not consider the position of certain categories of shareholder, such as shareholders who hold ordinary shares in the Company as securities to be realised in the course of a trade, collective investment schemes and insurance companies and, further, it does not consider the position of any shareholder not resident in the UK.

The precise taxation consequences for a shareholder making an election to receive new ordinary shares instead of the cash dividend will depend on the shareholder's personal circumstances. The summary is based on UK taxation law and HM Revenue & Customs (**HMRC**) practice as at the date of this document and shareholders should be aware that the relevant laws and practice and their interpretation may change. The summary is not exhaustive.

If you are in any doubt as to how your taxation position will be affected by making the election, you should consult your professional adviser before taking any action.

Individuals

Where you elect to take new ordinary shares instead of the cash dividend, you will be treated as having received a gross income amount per new ordinary share which, when reduced by income tax at the dividend ordinary rate (currently 10 per cent), is equal to the cash equivalent of the new shares (as defined below). You will also be treated as having paid tax at the rate of 10

per cent on the dividend. Therefore, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated for income tax purposes as receiving gross income of £100 and as having paid tax of £10 on that grossed up amount. An individual who, after taking account of his receipt of new ordinary shares and any cash dividend, does not pay higher rate income tax will have no further liability to income tax on the receipt of the new ordinary shares.

Individuals who do not pay income tax or whose total liability to income tax does not exceed the tax of 10 per cent treated as paid on the dividend are not entitled to claim repayment of any tax in respect of the dividend whether it is received in cash or new ordinary shares.

If you are subject to income tax at the higher rate you will be liable to pay tax at the rate of 32.5 per cent on the amount of gross income which you are treated as having received. The 10 per cent income tax deemed to have been paid can be set off against part of that liability, thereby reducing the liability to 22.5 per cent of the amount of the gross income treated as having been received. For example, if you elect to receive new ordinary shares the cash equivalent of which is £90, you will be treated as having received gross income of £100 which will be taxable at 32.5 per cent leaving an additional tax liability of £22.50 after taking account of the £10 that you are treated as having paid. This is the same as the additional tax you would be liable to pay if you received the dividend in cash.

For capital gains tax purposes, if an individual shareholder elects to receive new ordinary shares instead of the cash dividend, he is not treated as having made a disposal of his existing shares. The new ordinary shares will be treated as a separate asset for capital gains tax purposes acquired for an amount equal to the cash equivalent.

UK Resident Trustees

Trustees of trusts that are or are deemed to be UK resident and which are liable to income tax at the rate applicable to trusts (currently 40 per cent) will only pay tax on dividends received at the rate of 32.5 per cent. Where such trustees elect to receive new ordinary shares in lieu of a cash dividend, the same grossing up procedure as outlined above for individuals will apply. Thus, the trustees will be treated as having received gross income of an amount which, when reduced by income tax at the dividend ordinary rate (currently 10 per cent), is equal to the cash equivalent. The trustees will be treated as having paid income tax of 10 per cent of the grossed up amount and will then be liable to pay additional tax of 22.5 per cent of the grossed up amount of the cash equivalent. The capital gains tax position is similar to that for individuals.

UK resident corporate shareholders

A corporate shareholder resident in the UK is not generally liable to corporation tax on the receipt of cash dividends. Similarly, where a resident corporate shareholder elects to receive new ordinary shares in place of a cash dividend, corporation tax will not be chargeable on the new ordinary shares so acquired. For the purposes of computing any future liability to corporation tax on chargeable gains, no consideration will be treated as having been given for the new ordinary shares. They will be added to the corporate shareholder's existing holding of shares in the Company and treated as though they had been acquired when the existing holding was acquired. On a disposal of the new ordinary shares, the base cost of the new ordinary shares will be calculated by reference to the base cost of the existing holding.

Pension funds

Pension funds are not entitled to claim the tax credit attaching to any cash dividend received. If a gross pension fund elects to receive new ordinary shares in place of a cash dividend, no tax credit will attach to the new ordinary shares and so no tax claim can be made in respect thereof. Therefore, a gross pension fund will not be able to claim any tax credit in respect of the dividend whether it receives the dividend in cash or elects to receive new ordinary shares.

Cash equivalent

The cash equivalent of ordinary shares received in place of a cash dividend is based on the amount of the cash dividend foregone, as adjusted by any residual cash balance, unless the market value of the new ordinary shares on the first day of dealing on the London Stock Exchange ("the opening value") differs substantially from the amount of the actual dividend in cash. In such cases, the opening value will be treated as the cash equivalent of the new shares for taxation purposes. It is understood from current HMRC practice that HMRC interpret 'substantially' as meaning a difference of 15 per cent or more.

Residual cash balance

It is understood that HMRC take the view that any residual cash balance carried forward will not be taxable until it becomes payable or is applied in subscribing for new ordinary shares.

Cash Element

If a UK shareholder receives dividends in the form of cash, the cash dividend will be treated as a conventional dividend for UK taxation purposes.

Alliance Leicester

Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL
Telephone: 0116 201 1000

www.alliance-leicester-group.co.uk

ear Shareholder,

ore last year's Annual General Meeting, we asked for your consent to receive shareholder documents via the)site of Alliance & Leicester plc (the 'Company').

/ou have not requested documents by post, please accept this letter as notification that the Company's Summary ıual Report 2007 and Notice of the Annual General Meeting (which are combined in one document this year) and 2007 Annual Accounts, have now been published on the Group website at www.alliance-leicester-group.co.uk ler Shareholder Information.

· 2008 Annual General Meeting of the Company will be held at Carlton Park, Narborough, Leicester LE19 0AL on sday, 13 May 2008 starting at 6.00 pm (the 'Meeting').

ou hold a share certificate, a personalised proxy voting form is enclosed, should you wish to vote by post and are ıble to attend the Meeting. Alternatively, you can vote online at www.alliance-leicester-group.co.uk.

ıreSafe members were given the choice to receive AGM mailings in 2005 and will therefore not find a proxy voting n enclosed. However, should you wish to do so you can vote online at www.alliance-leicester-group.co.uk.

Annual Accounts 2007 and Summary Annual Report 2007 and Notice of the Annual General Meeting will remain on ; website permanently.

)uld like to take this opportunity to thank you for consenting to receive shareholder documents online rather n in a paper mailing, as this will reduce the environmental impact of a large amount of paper being printed and ulated to shareholders. If you would prefer to receive an email notification advising when new information is ilable on the Company's website, rather than paper notifications like this letter, please register your email address :he shareholder website at www.alliance-leicester-shareregistrars.co.uk

ɔu have any questions or require assistance please contact Capita Registrars on 0844 561 7656* ıy email at alshareholder@capitaregistrars.co.uk

rs sincerely

Derek Higgs

)erek Higgs,
irman

interests of the environment please only print documents from the website if absolutely necessary.
* calls from the UK mainland cost 5p per minute plus network extras; different charges may apply to mobile telephones. All calls may be recorded and [illegible] monitored for security training purposes.

Chairman's Message



"We are investing in our business and its technology. We do not underestimate the pressures, but we have a sustainable business and the will to succeed"

Sir Derek Higgs, Chairman

In 2007 Alliance & Leicester celebrated the tenth anniversary of our flotation on the London Stock Exchange. In truth, from summer onwards there was little else to celebrate in a year of the proverbial two halves. The real progress made throughout the year in strengthening our franchise and growing profits from our customer facing businesses was overshadowed by dislocation from early August in the world's financial markets.

Alliance & Leicester was affected by the changed environment in three ways.

First, we had to respond to the dramatic change in the cost, duration and availability of wholesale funding from August onwards.

Second, the plight of Northern Rock, and the lack of clarity around its future in the latter part of 2007, threw a spotlight on us that was as misplaced as it was unwanted. Alliance & Leicester's business model has evolved markedly from its days as a building society. Today, we are much, much more than a mortgage lender.

Third, we suffered from a decline in asset values in our Treasury investments, triggered by financial market conditions, which have affected financial institutions worldwide. We could not escape from these problems but we could, and did, give more information about our positions, and earlier, than any of our counterparts.

But none of this should obscure the very real business achievements of the year. Profits before the impact of Treasury losses were a record, we delivered franchise growth, excellent cost control, and maintained our strong lending asset quality.

In 2007 there were changes in both the executive and non-executive membership of the Board.

Richard Pym retired as Group Chief Executive at the end of July. Richard made a hugely positive contribution to Alliance & Leicester's development over his 15 years with the Group. The Board conducted a thorough search process to identify his successor. The Board's unanimous choice as Richard's successor was David Bennett, then our Finance Director. His former role was taken by Chris Rhodes, previously Managing Director, Retail Banking.

Roy Brown, who joined the Board in May 2007, took over Peter Barton's responsibilities as Deputy Chairman and Senior Independent Director and Mary Francis also joined the Board in May, bringing with her a wide range of experience.

Looking forward, the banking sector faces change and challenge from many sources. The fate of Northern Rock has prompted a review of fundamental elements of the structure of retail banking and its supervision in the UK. The coming year may see clarity as regards the basis for current account charges and significant new thinking on this core activity of banks.

For some in our industry these developments may be costly. At Alliance & Leicester we see change in the established order as an opportunity.

We are investing in our business and its technology. Our people define our friendly and approachable style. We do not underestimate the pressures, but we have a sustainable business and the will to succeed.

Derek Higgs

Sir Derek Higgs
Chairman

rategy and Performance

ategic Objectives

- Franchise growth, with a current focus on personal and commercial customer current accounts and deposit balances
- Above average asset quality for our customer loans and advances
- Improved cost-efficiency, maintaining the existing target of a Group cost:income ratio of below 50% by 2010
- Underlying return on equity tier 1 capital to grow back to 20% in the medium term, but do not anticipate achieving this in 2008 or 2009

y Performance Indicators (KPIs)

	2007	2006
ore Operating Profit[1]	£417m	£585m
ore Operating Profit[1] cluding changes in the fair value and impairment of treasury investments	£602m	£585m
nderlying Return on Equity Tier 1 Capital[2]	14.6%	21.5%
ost:Income Ratio[3]	53.3%	53.0%



06
07

s Mortgage Lending (£bn)

.13.0bn



05
06
07

New Current Account Openings ('000)

301,000



05
06
07

Commercial Lending Balances (£bn)

£8.4bn



05
06
07

Active Business Banking Accounts ('000)

92,400

:

e operating profit excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain) and the £8m of redundancy costs (2006: £24m).
derlying return on equity tier 1 capital excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain), the £8m of redundancy costs 06: £24m) and the release of a tax provision of £30m in 2006.
cost:income ratio is calculated by dividing total costs, excluding the £8m of redundancy costs (2006: £24m), by total income, excluding the £10m pre-tax loss n hedge ineffectiveness (2006: £8m pre-tax gain). The Group cost:income ratio was 53.3%, compared to 53.0% in 2006. Excluding the impact on income from fair ue reductions in certain treasury investments, the higher cost of medium term wholesale funding and higher liquidity holding costs, the cost:income ratio would e been lower than 2006.

Alliance Leicester

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Annual Report
& Accounts 2007
Alliance Leicester
2007 Annual Report
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2007

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Alliance Leicester

Summary Annual Report 2007
& Notice of AGM



Alliance & Leicester is one of the UK's major financial services groups, with over 5.5m customers. We offer a broad range of financial services and products to personal and commercial customers.

We aim to deliver exceptional value for our shareholders and customers, from individuals to large corporates. We are a challenger to the established banks through our unique business model. We deliver market leading products supported by low cost and efficient service. This is underpinned by a belief in radical simplification and modern, flexible distribution. In chosen segments we offer specialist and expert advice. This is what our customers want. We are a bank for the future not the past.

Contents

£602m

ore Operating Profit[1] xcluding the changes in the air value and impairment of ertain treasury investments 2006: £585m)

£417m

Core Operating Profit[1] (2006: £585m)

£399m

tatutory Profit Before Tax 2006: £569m)

55.3p

Per Share Total Dividends (2006: 54.1p)

59.4p

asic Earnings Per Share 2006: 96.4p)

14.6%

Underlying Return on Equity Tier 1 Capital[2] (2006: 21.5%)

otes:

. Core operating profit excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain) and the £8m of redundancy costs (2006: £24m).
. Underlying return on equity tier 1 capital excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain), the £8m of redundancy costs (2006: £24m) and the release of a tax provision of £30m in 2006.

2007 Summary

Alliance & Leicester's core operating profit[1] was £417m (2006: £585m) with statutory profit before tax of £399m (2006: £569m). Conditions in the financial markets in the second half of 2007 resulted in a reduction in the fair value and impairment of certain treasury investments. Core operating profit[1], excluding changes in the fair value and impairment of certain treasury investments, was £602m (2006: £585m).

Retail Banking

Retail Banking provides a broad range of services to personal customers. It focuses on the core products of mortgages, retail savings, current accounts and personal loans.

Retail Banking core operating profits were £17m higher at £462m in 2007, reflecting strong growth in current accounts, good cost control and a lower impairment loss charge.

£13.0bn
Gross mortgage lending (2006: £12.6bn)

£23.3bn
Personal customer deposit balances (2006: £22.7bn)

1.72m
Active current accounts (2006: 1.64m)

£2.3bn
New personal loan advances (2006: £2.3bn)

2007 Summary

- Strong mortgage retention, driving a net lending market share of 4.4%, higher than our 3.6% share of balances
- Record new current account openings assisted in growing customer deposit balances
- Broader product range with the launch of the 'Premier 21' and 'Premier 50' current accounts
- Personal unsecured loan balances increased to £3.7bn (2006: £3.6bn)
- Direct business model enabled further improvements in operating efficiency. Cost:income ratio reduced to 40.5% (2006: 40.6%)
- 41% of all mortgage, savings accounts, current accounts and unsecured personal loan sales sourced via the internet
- All branches had a deposit ATM machine installed, with 48 branches having had a full refurbishment during the year
- Mortgage asset quality remains excellent, with just 0.49% (2006: 0.51%) of mortgage accounts over 3 months in arrears, far better than the industry average
- Proportion of unsecured personal loans over 30 days in arrears reduced to 5.5% (December 2006: 5.6%), also far better than the industry average

Note:
1. Core operating profit excludes the £10m pre-tax loss from hedge ineffectiveness (2006: £8m pre-tax gain) and the £8m of redundancy costs (2006: £24m).

We delivered strong franchise growth, excellent cost control and strong customer loan asset quality. The Group's revenues are well diversified, with our direct business model continuing to meet customer needs.

Commercial Banking

Commercial Banking is the combination of our Commercial Bank and Treasury operations. Commercial Bank focuses on business banking, lending and money transmission services.

Commercial Bank core operating profits increased to £150m (2006: £116m) as a result of strong growth in commercial lending balances and business banking accounts. Treasury made an operating loss of £165m (2006: £46m profit) as a result of the fall in the fair value and impairment of certain treasury investments.

£8.4bn
Commercial lending balances (2006: £6.5bn)

33,700
Business banking accounts opened (2006: 24,700)

£7.5bn
Commercial customer deposit balances (2006: £6.9bn)

£68.5bn
Cash sales (2006: £68.6bn)

2007 Summary

Commercial Bank

- Strong growth in commercial lending balances and business banking accounts
- Commercial customer deposit balances saw strong growth
- Cash sales to financial institutions maintained at £69bn
- New Post Office cash contract agreed, which provided one-off and ongoing benefits
- Ten new business centres opened in 2007, making a total network of 19 centres
- Commercial lending asset quality remains strong, with 0.46% of balances over 30 days in arrears (2006: 0.60%)

Treasury

- The reduction in fair value of certain treasury investments resulted in a £32m charge to the Income Statement and a £147m charge to reserves
- Treasury's impairment loss charge was £153m, £142m of which related to structured investment vehicles, and £11m of which was regarding collateralised debt obligations
- Pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009

"We are investing in our business and its technology. We do not underestimate the pressures, but we have a sustainable business and the will to succeed"



Sir Derek Higgs, Chairman

In 2007 Alliance & Leicester celebrated the tenth anniversary of our flotation on the London Stock Exchange. In truth, from summer onwards there was little else to celebrate in a year of the proverbial two halves. The real progress made throughout the year in strengthening our franchise and growing profits from our customer facing businesses was overshadowed by dislocation from early August in the world's financial markets.

Alliance & Leicester was affected by the changed environment in three ways.

First, we had to respond to the dramatic change in the cost, duration and availability of wholesale funding from August onwards.

Second, the plight of Northern Rock, and the lack of clarity around its future in the latter part of 2007, threw a spotlight on us that was as misplaced as it was unwanted. Alliance & Leicester's business model has evolved markedly from its days as a building society. Today, we are much, much more than a mortgage lender.

Third, we suffered from a decline in asset values in our Treasury investments, triggered by financial market conditions, which have affected financial institutions worldwide. We could not escape from these problems but we could, and did, give more information about our positions, and earlier, than any of our counterparts.

But none of this should obscure the very real business achievements of the year. Profits before the impact of Treasury losses were a record, we delivered franchise growth, excellent cost control, and maintained our strong lending asset quality.

In 2007 there were changes in both the executive and non-executive membership of the Board.

Richard Pym retired as Group Chief Executive at the end of July. Richard made a hugely positive contribution to Alliance & Leicester's development over his 15 years with the Group. The Board conducted a thorough search process to identify his successor. The Board's unanimous choice as Richard's successor was David Bennett, then our Finance Director. His former role was taken by Chris Rhodes, previously Managing Director, Retail Banking.

Roy Brown, who joined the Board in May 2007, took over Peter Barton's responsibilities as Deputy Chairman and Senior Independent Director and Mary Francis also joined the Board in May, bringing with her a wide range of experience.

Looking forward, the banking sector faces change and challenge from many sources. The fate of Northern Rock has prompted a review of fundamental elements of the structure of retail banking and its supervision in the UK. The coming year may see clarity as regards the basis for current account charges and significant new thinking on this core activity of banks.

For some in our industry these developments may be costly. At Alliance & Leicester we see change in the established order as an opportunity.

We are investing in our business and its technology. Our people define our friendly and approachable style. We do not underestimate the pressures, but we have a sustainable business and the will to succeed.

Derek Higgs

Sir Derek Higgs
Chairman



"Our customer facing Retail and Commercial Bank businesses performed well in 2007"

David Bennett, Group Chief Executive

The second half of 2007 saw unprecedented conditions in the world's financial markets, presenting UK banks with a number of challenges. Against this backdrop, Alliance & Leicester's strategy for growth in a diversified range of markets continued to make good progress. Both our Retail and Commercial customer businesses delivered franchise growth and excellent cost control, whilst maintaining strong lending asset quality. Alliance & Leicester is a diversified business, not dependent on the performance of any single market, with just 27% of Group revenues in 2007 attributable to the mortgage and savings businesses.

Group core operating profit, excluding changes in the fair value and impairment of certain treasury investments, was £602m, higher than in 2006. The reduction in the fair value and impairment of certain treasury investments in the second half of 2007 resulted in core operating profit for 2007 of £417m, lower than the £585m achieved in 2006.

Our focus on high quality customer lending continues to result in strong asset quality. Our mortgage asset quality remains excellent, with just 0.49% of accounts over 3 months in arrears, lower than at the end of 2006, and considerably better than the industry average of 1.20% at the end of 2007. The proportion of unsecured personal loan balances in arrears at the end of December 2007 was lower than at the end of December 2006, and over 45% better than industry average. Only 0.46% of commercial lending balances were over 30 days in arrears at the end of December 2007.

Funding markets in the second half of 2007 saw the effective closure of some markets and significant volatility in the pricing and availability of funds in the money and capital markets. In recognition of these conditions, as a prudent measure we put in place additional funding facilities, a significant proportion of which are backed by Alliance & Leicester residential mortgage assets. These new facilities have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009. These facilities, which typically last for around two years, cost more than would have been the case in the first half of 2007 and whilst they remain in place will have a negative impact on the Group's net interest margin.

Financial market conditions in the second half of the year resulted in the market value of our £23.1bn of treasury investments reducing by £242m. There was a £32m charge to profit in the Income Statement and a £147m post-tax (£210m pre-tax) charge to reserves. A significant proportion of our investments in structured investment vehicles was also impaired due to the market conditions, resulting in a total treasury impairment loss charge of £153m.

The proposed final dividend of 36.5p per share is the same as last year, giving total 2007 dividends of 55.3p per share, up 2.2%. In 2008 we expect to maintain total dividends at this level.

The UK economy and housing market are widely expected to grow at slower rates in 2008 than in recent years. We anticipate lower GDP growth than in 2007, with average house prices remaining broadly stable. Against that background, Alliance & Leicester's franchise strength, diversified operations, strong asset quality and good cost control provide a firm base to deliver value, and will be the key drivers of future performance.

David Bennett

David Bennett
Group Chief Executive

During 2007 Alliance & Leicester made significant investments as a platform for future growth. During the year we have implemented a number of new initiatives.

New Business Centres

In 2007 we opened ten new business centres across the UK. We now have a network of 19 centres providing services to businesses with a turnover of up to £25m. In 2008 we will continue to increase the number of relationship managers within each centre, enabling us to give our high quality service to a growing customer base.

New 'Premier 50' current account

New Products

In 2007 we enhanced our current account product portfolio with the launch of 'Premier 21', our new current account for 16-21 year olds, and 'Premier 50', our new current account for over 50 year olds.

We also successfully broadened our mortgage product range taking on balance sheet buy to let mortgages with a loan to value ratio of less than 85%.

Buy to let mortgages taken on balance sheet

New online security for business customers

Investing In Our Branches

In 2007 we refurbished 48 branches and have [illegible] branches in our latest format. We also completed the installation of deposit taking ATMs and welcome desks into the remainder of our [illegible] locations. Our branch network can now open and service business accounts for customers with a turnover of less than £1m.

New Banking System

In 2008, we will implement the first customer facing phases of the new ALNOVA banking system which will, when complete, replace our legacy systems for personal and commercial current accounts, savings and unsecured personal loans, leading to increased cross-sales, stronger customer relationships and further efficiency improvements.

Deposit taking ATMs installed in all branches

10 new business centres opened

48 branches refurbished

Retail Banking

£462m

Core Operating Profit (2006: £445m)

Retail Banking delivered core operating profit of £462m in 2007, up £17m compared to 2006. This increase in profit has been primarily driven by strong growth in current accounts, good cost control and a lower impairment loss charge.

Core 4 Products

Current Accounts

We opened 301,000 new current accounts during 2007 and increased our active account base to 1.72m accounts. Our market share of new account openings was 4.3%, significantly higher than our 2.8% share of total personal current accounts. In 2007, 37% of new current accounts were opened via the internet, with a further 8% via the telephone.

During 2007 we enhanced our current account product portfolio with the launch of 'Premier 21', our new current account for 16-21 year olds, and 'Premier 50', our new current account for over 50 year olds. In total, 36,000 'Premier 21' and 'Premier 50' accounts have been opened in 2007 since their launch in April and October respectively.

Mortgages

We achieved £4.8bn of net mortgage lending in 2007, representing a 4.4% market share. We successfully broadened our product range taking buy to let loans on to our own balance sheet.

Our total gross lending of £13bn represents a market share of 3.6%, and includes £625m of 'PlusMortgage' loans, £581m of buy to let advances and £352m of mortgages distributed via intermediaries under our agreement with Lehman Brothers.

We have no sub-prime, near-prime or self-certified mortgages on our balance sheet.

Personal Loans

Our traditional personal loan gross advances of £2.3bn in 2007 were in line with 2006. In addition, we lent £55m of unsecured loans via our 'PlusMortgage' product. Total traditional unsecured personal loan balances at 31 December 2007 were £3.7bn, £0.1bn higher than at the end of 2006. Our new traditional lending in 2007 represented a market share of 6.7%, higher than our 5.2% share of balances.

Savings

Personal customer deposit balances were £23.3bn at the end of December 2007, £0.6bn higher than at 31 December 2006. New deposits into Alliance & Leicester savings accounts in 2007 were 7% higher than in 2006.

In total, 68% of our savings balances are now in telephone or internet serviced accounts. During 2008 we will be taking a more proactive approach to the promotion of our savings accounts in order to both strengthen customer relationships and fund future customer asset growth.


05
06
07

£13.0bn

Gross Mortgage Lending (£bn)


05
06
07

301,000

New Current Account Openings ('000)

ʾartner 4 Products
Ne continue to successfully cross-sell our Partner 4 ɔroducts – long term investments, life assurance, ʒeneral insurance and credit cards – to our Retail 3anking customers.

Ne have seen good growth in the sales of long term nvestment products during 2007, with the value ɔf new investments sold 19% higher than in 2006.

Sales of life assurance products were slightly higher n 2007 than in 2006, as a result of an increase in the ıumber of non-mortgage related sales, whilst general nsurance sales were in line with 2006.

New credit card sales in 2007 were 98,000 (2006: 109,000).

Distribution
Our distribution model provides customers with a straightforward direct banking service, supported ɔy a modern branch network.

Core 4 product sales sourced via the internet were 41% in 2007, higher than the 38% achieved in 2006.

Ne continue to invest in our network of 254 branches. Ne fully refurbished 48 branches in 2007 and now ıave 103 in our latest design. We also completed he installation of deposit-taking ATMs and welcome desks into each of our remaining branches. Over 40% of counter card based transactions in our ɔranches have now migrated to the machines, mproving productivity.

Towards the end of 2008 a number of customer facing operations will benefit from the initial implementation of the new ALNOVA banking system which will, when completed, replace our legacy systems for current accounts, savings and unsecured personal loans. In preparation, our current account and savings customers are now able to transact on their accounts using a new single telephone number and simplified customer identification number.

Asset Quality
Our mortgage asset quality remains excellent.

The proportion of mortgage accounts over three months in arrears was 0.49% at the end of December 2007, lower than the 0.51% reported in December 2006 and significantly lower than the Council of Mortgage Lenders industry average of 1.20%.

In unsecured personal lending our asset quality remains strong, with 5.5% of traditional unsecured lending balances over 30 days in arrears, lower than the 5.6% reported in December 2006. The proportion of loans in arrears was over 45% better than the average for the Finance and Leasing Association members.

Our new traditional unsecured lending in 2006 and 2007 continues to perform better than the lending undertaken in 2005, and we do not expect any significant change in the unsecured personal loan impairment loss charge in 2008. We continue to take a prudent approach to lending, with around 70% of applications unsuccessful in 2007.




Ne refurbished a further 48 branches in 2007. We have a national network of 254 ɔranches, 103 of which are in our latest design, with the remainder all having a welcome desk and deposit ATM.

Commercial Banking

Commercial Banking is the combination of the Group's Commercial Bank and Treasury operations.

Commercial Bank
£150m
Core Operating Profit (2006: £116m)

Commercial Bank delivered core operating profit of £150m, £34m higher than in 2006. This was a result of growth in business banking accounts and commercial lending balances, as well as benefits from a new Post Office cash contract.

Lending
In 2007 we agreed over £3.8bn of new lending facilities, and commercial lending balances, including business banking loans, increased from £6.5bn to £8.4bn at the end of December. Our lending book continues to be well diversified across a range of business sectors and customers, with asset quality remaining very good.

Our lending business continues to focus on the transportation, property, film and public sector segments of the market.

We continue to grow our shipping portfolio, participating in a number of syndicates in 2007. Shipping represents one of our largest individual lending segments and our portfolio is well diversified, with the majority of transactions in the form of leases, a significant proportion of which are bank guaranteed.

During 2007 we further strengthened our property lending team and saw continued growth in lending to this sector. During the year we took a majority shareholding in Mitre Capital Partners Ltd, which primarily focuses on development finance. At the end of December 2007 Mitre's lending balances were £187m. Our property lending is well diversified in terms of the size of loan, geographic location and type of property. Our property lending is primarily focused on investment property lending, with exposures to residential property representing less than 17% of the portfolio. Around two thirds of our property lending transactions are for less than £1m, and we have around 40 loans with an individual exposure of over £10m, with none over £45m. Transactions over £10m include properties tenanted by FTSE 100 supermarkets and telecommunication companies, as well as Government departments and student accommodation at UK universities.

We continue to grow our lending in the aviation and other transportation sectors. We have developed our own bus rental fleet to complement our strengths in the bus and coach market. In addition, we launched a contract hire service for our commercial vehicle customers.


We are making progress in developing our pre-paid card business.


Lending to finance ships is one of our largest commercial lending markets.

Business Banking
We opened a record 33,700 new business current accounts in 2007, 36% higher than in 2006. At the end of 2007 we had 92,400 active business banking current accounts.

We have made significant progress in expanding our business centre network during 2007, opening ten new centres. We now have a network of 19 centres across England, Northern Ireland, Scotland and Wales. Since December 2007 the business centre network has been targeting and servicing businesses with a turnover of up to £25m, up from the original £10m limit.

Our business centres have also seen good growth in lending to new and existing customers. Business banking lending balances increased to £631m at 31 December 2007.

Since April 2007, our Retail branch network has been able to open and service business banking accounts for customers with a turnover of less than £1m. This initiative has proved successful, with over 28% of new accounts opened in branches in 2007.

Over 41,000 business banking customers are now registered to use our online banking service, 'mybusinessbank.co.uk', an increase of 17,000. During the second half of 2007 the 'mybusinessbank' internet banking service had its functionality improved, including the introduction of multi factor authentication security, giving customers increased confidence in undertaking transactions online.

Our reputation for providing businesses with market leading products and good customer service continues to gain industry recognition. We were named the 'Best Business Banking Current Account Provider' by Business Moneyfacts for a sixth consecutive year in February 2008. An independent survey, undertaken for the Office of Fair Trading as part of their review of the small and medium sized enterprise market (SME), found that 26% of SMEs who had considered switching their accounts had considered Alliance & Leicester, the highest proportion for any UK financial institution and 13 times higher than the proportion reported in 2000.

Money Transmission
Our money transmission business comprises a number of products, including cash sales, cash handling, bill payments, pre-paid debit cards, ATMs, benefit payments and cheque processing.

We continue to make progress in developing our pre-paid card business and have a number of pilots underway in a variety of different business sectors.

In 2007 we more than doubled our bill payment network with the addition of 17,000 payzone outlets to the existing Post Office network, and agreed a new cash contract with the Post Office which delivered both one-off and ongoing benefits.

Commercial customer deposit balances increased by £0.6bn during the year to £7.5bn at the end of December 2007.

Asset Quality
Asset quality remains good in the Commercial Bank, with 0.46% of commercial lending balances over 30 days in arrears at the end of 2007 (December 2006: 0.60%).


05
06
07
£8.4bn
Commercial Lending Balances (£bn)


05
06
07
92,400
Active Business Banking Accounts ('000)

Treasury

£(165)m

Core Operating Profit (2006: £46m)

Treasury made a loss of £165m as a result of the unprecedented conditions in the funding and liquidity markets in the second half of 2007.

Investments
The majority of our treasury investments are held until they mature. The volatile market place reduced the fair value of our treasury investments by £242m. There was a £32m charge to the Income Statement and a £147m post-tax (£210m pre-tax) charge to reserves.

Treasury's impairment loss charge of £153m included £142m in respect of structured investment vehicle mezzanine and capital notes, and £11m in respect of collateralised debt obligations.

Liquidity
We increased our liquidity holdings by £3.1bn during the second half of 2007, to take account of market conditions.

Funding
Our assets are funded using a well diversified mix of retail and wholesale funds. At 31 December 2007 we had £30.8bn of customer deposits, which funded 56% of customer loans and advances, including finance leases and hire purchase contracts and operating leases. The remaining customer loans and advances were funded by wholesale funds with a duration of over six months.

Since the third quarter of 2007 we have put in place a number of medium term funding facilities and have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009.

Other Matters

Capital Management
The Group continues to have a high quality capital base, with total capital resources of £2.9bn.

We continue to hold capital over and above our regulatory requirements and are not planning a share buyback programme in 2008. Given the increased volatility in capital requirements under Basel II, we aim to increase the difference between our capital resources and our regulatory capital requirement during 2008, as a prudent measure and to give greater flexibility in the current market.

Financial Outlook
In 2008 we plan to maintain our strong asset quality, balance sheet liquidity, and continue to replace and extend the duration of our wholesale funding. As a result of increased funding and liquidity holding costs in 2008, core operating profit, excluding changes in the fair value and impairment of certain treasury investments, will be lower than in 2007. We expect total dividends in 2008 to be maintained at the 2007 level.

Future Strategic Objectives
Our strategic objectives are as follows:

- Franchise growth, with a current focus on personal and commercial customer current accounts and deposit balances;
- Above average asset quality for our customer loans and advances;
- Improved cost-efficiency, maintaining the existing target of a Group cost:income ratio of below 50% by 2010; and
- Underlying return on equity tier 1 capital to grow back to 20%.

In the light of the unprecedented conditions in the financial markets since August 2007, our previously announced target of growing underlying basic earnings per share by at least RPI+9% from 2006 to 2009 is no longer appropriate.

£810,000
Charitable donations

£614,000
Support for local community events

Our Corporate Responsibility (CR) report provides an overview of how we meet the challenge of being a responsible corporation under each of the headings Marketplace, Workplace, Community and Environment.

The following is a summary of the information contained in our full CR Report, which is available on our website: www.alliance-leicester-csr.co.uk

Our Marketplace
Alliance & Leicester aims to deliver good value products for our customers, supported by low cost and efficient service. This is underpinned by a belief in simplification and modern, flexible distribution.

We provide our customers with a choice of how to access our products and services. They can receive face to face service at our 254 branches or our growing network of business centres across the UK. They can also speak to our contact centre staff using our telephone services, or use our internet banking services to either purchase new financial services or undertake transactions online.

We are committed to the principle of treating customers fairly (TCF) over the lifecycle of our relationship with them. In 2007, we have continued to embed TCF into our everyday processes in a way that all staff can understand and act upon. As part of this work we have reviewed and simplified our brand values, and in 2008 will link each brand value to the Financial Services Authorities consumer outcomes for TCF.

We continue to be an ethical and responsible lender, and will not risk the Group's reputation by knowingly associating with people, organisations, products or transactions that could potentially damage that reputation.

Our responsible approach to lending is evident in our asset quality statistics. In mortgages and unsecured personal lending our arrears levels are significantly better than industry averages, and with just 0.46% of our commercial loan balances are over 30 days in arrears.

Our Workplace
Our annual employee opinion survey continues to show that we have a well-motivated workforce, with the scores once again significantly better than the average for a UK employer. We have a well diversified, UK-based workforce, with our workplace related policies reflecting modern good practice.

Our Community
We contributed over £1.8m to support charities and community projects through donations, investment, gifts in kind and staff volunteering in 2007. This includes Alliance & Leicester Commercial Bank's £500,000 of support for Liverpool's European Capital of Culture 2008 celebrations.

Education remains at the core of our community activity, with a variety of programmes focused in particular on financial literacy.

During 2007 our staff helped raise over £160,000 for Cancer Research UK and Macmillan Cancer Support – Paul Stevenson Fund, our two Charities of the Year.

Our Environment
During 2007 we have made significant progress in improving our understanding of the Group's impact on the environment. We have completed the calculation of our carbon footprint and invested £30,000 in the Heart of the National Forest's Carbon Challenge Scheme, equal to the cost of offsetting the carbon generated from our energy usage.

The carbon challenge programme has been designed for companies who are adopting a holistic approach to meeting the challenge of climate change. Alliance & Leicester's contribution will be used to develop a series of carbon challenge routes around Conkers, the National Forest's visitor centre, which is close to our head office in Leicestershire. The clues and discoveries made en route will all be on the theme of 'what difference can I make to climate change?', raising people's awareness of the amount of carbon they generate.

Our carbon footprint has highlighted the significant proportion of carbon generated as a result of business travel. Our 2008 environmental initiatives will therefore focus on reducing this proportion in future years.

Board of Directors



1.



2.



3.



4.



5.



6.

1. Sir Derek Higgs
Chairman
Appointed to the Board in October 2005, Sir Derek Higgs is a Chartered Accountant and a former investment banker. His previous career included five years as a Director of Prudential plc and Chairman of its fund management business and 24 years with the Warburg Group where he was Head of Global Corporate Finance and Chairman of SG Warburg & Co Ltd. His other appointments include a non-executive directorship at Jones Lang LaSalle Inc and Chairman of Bramdean Asset Management LLP. He is also a Pro-Chancellor of the University of Bristol and a Trustee of the Scott Trust.

2. Roy Brown
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in May 2007, Roy Brown is a Chartered Engineer and Chairman of GKN plc. He is Senior Independent Director of HMV Group plc and a non-executive director of the Franchise Board of Lloyd's of London. Formerly, he was an executive director of Unilever plc and NV, a non-executive director of Brambles Industries Ltd and plc and the British United Provident Association Ltd (BUPA).

3. David Bennett
Group Chief Executive
Appointed to the Board in January 2000 as Group Finance Director, David Bennett became Group Chief Executive on 27 July 2007. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd. He became a non-executive director of easyJet plc in October 2005.

4. Malcolm Aish
Non-Executive Director
Appointed to the Board in May 2005, Malcolm Aish is a non-executive director and Chairman of the Audit Committee of Mitsubishi UFJ Securities International plc. His previous career included nearly 30 years with N M Rothschild & Sons Ltd. At the time of his retirement in December 2003 he was Group Risk Director, having previously been Head of Banking. Malcolm was a representative of the London Investment Banking Association to the FSA Advisory Group on the Basel Accord.

5. Richard Banks
Managing Director, Commercial Banking
Appointed to the Board in 1998, Richard Banks has responsibility for the Group's Commercial Banking operations including Treasury. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.

6. Jane Barker
Non-Executive Director
Appointed to the Board in 2004, Jane Barker is a Chartered Accountant and is the Chief Executive Officer of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She was until recently the Finance Director of Equitas. She was previously a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.

7.


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12.


7. Rod Duke
Non-Executive Director
Appointed to the Board in January 2006, Rod Duke's career has been with HSBC, where he spent over 33 years. At the time of his retirement in 2004 he was General Manager Banking Services and a Group General Manager, managing the bank's distribution capability for personal and commercial customers. He had previously held a number of executive positions across the bank, including investment banking, credit cards and operations. Rod is a non-executive director of Exedra Clubs Limited.

8. Mary Francis
Non-Executive Director
Appointed to the Board in May 2007, Mary Francis is Senior Independent Director of Centrica plc, a non-executive directorof Aviva plc and St Modwen Properties plc, a Director of the Almeida Theatre Company Limited and a former Director of Fund Distribution Limited. She was previously director General of the Association of British Insurers, a Director of the Bank of England, and a senior civil servant in the Treasury and 10 Downing Street.

9. Mike McTighe
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe has held a number of directorships, and is currently a member of the Ofcom Board, Chairman of Pace Micro Technology plc, a director of London Metal Exchange Holdings Ltd, and also a chairman of a number of privately held technology companies. Mike also acts as an advisor to several private equity firms. Previously he was Chairman and CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these experiences, Mike spent five years with Philips of the Netherlands, five years with Motorola, and ten years with GE.

10.Chris Rhodes
Group Finance Director
Appointed to the Board in June 2002 as Group Operations Director, Chris Rhodes became Managing Director, Retail Banking in 2003 and was appointed Group Finance Director on 27 July 2007. Previously he has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).

11.Margaret Salmon
Non-Executive Director
Appointed to the Board in 2004, Margaret Salmon is Chair of the Sector Skills Development Agency and has held non-executive directorships at Kingfisher plc, Manchester Airport Group plc and the University for Industry. Her previous executive roles have included being Chief Executive, BBC Resources Ltd, and HR Director at the BBC and The Burton Group.

12.Jonathan Watts
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is also President of Geo and Chairman of Alaya Samadhi Ltd. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including BellSouth Corp, Sintrom Plc, Datapoint Corp and Control Data Corp.

Summary Directors' Report

The Directors have pleasure in presenting a summary of their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2007. The full version of this report can be found in our Annual Report & Accounts, which can be seen at www.alliance-leicester-group.co.uk.

The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a broad range of financial services. Alliance & Leicester plc manages its operations via two main business units – Retail Banking providing a range of personal financial services, and Commercial Banking providing a wide range of banking and financial services to business and public sector customers.

Results and Dividends
Profit before tax for the year ended 31 December 2007 was £399.2m (2006: £568.9m).

An interim dividend of 18.8 pence per share (2006: 17.6 pence per share) was paid on 8 October 2007.

The directors propose a final net dividend for the year of 36.5 pence per share (2006: 36.5 pence per share) to be paid on 19 May 2008.

Directors
The following persons were directors of the Company during the year:

Sir Derek Higgs Chairman
David Bennett Group Chief Executive[1]
Richard Pym (to 27.07.2007) Group Chief Executive[1]
Peter Barton (to 13.05.2007)[2]
Roy Brown (from 04.05.2007)[2]
Malcolm Aish
Richard Banks
Jane Barker
Rod Duke
Mary Francis (from 02.05.2007)
Mike McTighe
Chris Rhodes
Margaret Salmon
Jonathan Watts

Notes:
1. David Bennett succeeded Richard Pym as Group Chief Executive on 27 July 2007.
2. Roy Brown succeeded Peter Barton as Deputy Chairman on 13 May 2007.

Report of the Independent Auditors
The independent auditors' report on the full accounts for the year ended 31 December 2007 was unqualified and did not contain a statement under section 251 of the Companies Act 1985.

Independent Auditors' Statement to the Members of Alliance & Leicester plc
We have examined the Summary Financial Statement (SFS) which comprises the Summary Consolidated Income Statement, Summary Consolidated Balance Sheet, Summary Directors' Report and the Summary Directors' Remuneration Report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Summary Annual Report (SAR) in accordance with United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the SFS within the SAR with the full annual accounts, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the SAR as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the SFS.

Basis of Opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Company's full annual financial statements describes the basis of our audit opinion on those financial statements and the Directors' Remuneration Report.

Opinion
In our opinion, the SFS is consistent with the full annual accounts, the Directors' Report and the Directors' Remuneration Report of Alliance & Leicester plc for the year ended 31 December 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England
19 February 2008

Summary Consolidated Income Statement for the Year Ended 31 December 2007

	2007 (Audited) £m	2006 (Audited) £m
Net interest income	801.1	780.6
Fees, commissions and other operating income	634.2	687.0
Hedging ineffectiveness	(9.5)	7.6
Operating income	1,425.8	1,475.2
Administrative expenses	(643.0)	(681.0)
Depreciation and amortisation	(130.5)	(120.5)
Impairment losses	(253.1)	(104.8)
Profit before tax	399.2	568.9
Tax	(103.3)	(118.8)
Profit after tax	295.9	450.1
Profit attributable to:		
Innovative tier 1 holders	17.5	17.5
Preference shareholders	18.7	–
Minority interests	3.0	0.4
Ordinary shareholders of Alliance & Leicester plc	256.7	432.2
Earnings per ordinary share:		
Basic	59.4p	96.4p
Diluted	59.0p	95.9p

Summary Consolidated Balance Sheet as at 31 December 2007

	2007 (Audited) £m	2006 (Audited) £m
Cash, treasury assets and amounts due from other banks	22,852.8	19,388.5
Loans and advances to customers	55,055.8	48,277.6
Fixed assets	651.6	610.2
Other assets	394.6	280.7
Total assets	78,954.8	68,557.0
Due to other banks and debt securities in issue	45,137.7	35,417.1
Due to customers	30,758.3	29,559.4
Other liabilities	735.1	1,007.7
Total liabilities	76,631.1	65,984.2
Total shareholders' equity, preference shares and minority interests	2,323.7	2,572.8
Total liabilities and shareholders' funds	78,954.8	68,557.0

Approved by the Board of Directors on 19 February 2008 and signed on its behalf by: Chris Rhodes, Group Finance Director, and Richard Banks, Managing Director, Commercial Banking.

Basis of preparation: These results are presented under International Financial Reporting Standards (IFRS).

Remuneration Committee
The Remuneration Committee ('Committee') determines the remuneration and contractual arrangements for the Chairman, executive directors and the Group Secretary, and oversees the Group's share plans. The Committee comprises only of independent non-executive directors and is chaired by Margaret Salmon, who succeeded Peter Barton following his retirement in May 2007.

The Committee meets at least four times a year and uses independent external advisors on all areas of remuneration. Its full terms of reference are available on the Group's website – www.alliance-leicester-csr.co.uk.

Remuneration Policy
The remuneration policy for executive directors and senior managers is aligned with the Group's strategic objective of increasing shareholder value, and rewards both individual and company performance.

Remuneration arrangements will continue to focus on incentive plans that encourage delivery of strategic and operating plans and shareholder value.

Remuneration for Executive Directors
The main elements of remuneration are basic salary, an annual discretionary bonus, long term incentive plans and a defined benefit pension. In addition, executive directors are eligible for a range of benefits including the provision of a company car including fuel, life assurance and private medical insurance. An executive director's bonus for on target performance is 75% of salary, with a maximum of 150% of salary for exceptional performance. Bonuses are payable on achievement of corporate and individual targets and at the discretion of the Committee.

Long term Incentive Schemes
Share options
Executive, associate and divisional directors were eligible in 2007 for the grant of options under the Alliance & Leicester Company Share Option plans. Other senior managers were eligible to participate in the Restricted Share Plan and the Deferred Bonus Plan.

Executive share options are subject to an Earnings per share (EPS) performance condition. The value of grants to executive directors in 2007 was 100% of basic salary, and for associate and divisional directors grants were made in the range 100 to 150% of basic salary. Executive directors can also participate in the Company's all-employee share plans, to which no performance conditions apply, on the same terms as other employees.

Performance Share Plan ('PSP')
All executive, associate and divisional directors participate in the PSP. In 2007, the PSP provided for a typical award over shares to the value (including the anticipated accrued dividends on shares that vest) of 100% to 150% of annual salary. Vesting of these awards would be subject to EPS, Return on Equity and Total Shareholder Return (TSR) performance conditions.

Remuneration for Non-executive Directors
Non-executive directors receive annual fees determined by the Board in the light of recommendations made by the Group Chief Executive. Non-executive directors are not eligible to participate in the Company's annual bonus or long term incentive plans.

Service Contracts
Executive directors have service contracts that continue until terminated by the Company on twelve months' notice or on their 65th birthday, if earlier. The executive directors may terminate their service contracts at any time by giving six months' notice.

If the employment of an executive director is terminated by the Company for any reason, other than due cause, without twelve months notice being given, he is entitled to receive payment of twelve months' basic salary, such cash bonus as the Committee in its absolute discretion, reasonably and fairly determines, and pension benefits. Life and medical insurance covers would be maintained for twelve months from the termination date.

Summary Directors' Remuneration Report continued

Non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. There are no provisions for notice or payment of compensation on termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website – www.alliance-leicester-csr.co.uk.

Performance Graph

The performance graph below shows the Company's TSR performance in comparison with the FTSE 100 Index over the five years ended 31 December 2007. The FTSE 100 Index was chosen as it is a broad equity market index consisting of companies of a similar complexity and size to Alliance & Leicester.



200
175
150
125
100
75
50
Dec '02
Dec '03
Dec '04
Dec '05
Dec '06
Dec '07

TSR – Total Shareholder Return, i.e. movement in share price plus reinvested dividends

- Alliance & Leicester plc
- FTSE 100

Directors' Remuneration

	Salaries/ Fees £000	Bonus £000	Other Benefits £000	Total 2007[1] £000	Total 2006 £000
Executive Directors					
Richard Banks	334	129	15	478	730
David Bennett	477	270	17	764	799
Richard Pym[2] (to 27.11.07)	611	227	22	860	1,441
Chris Rhodes	396	203	15	614	735
Subtotal	1,818	829	69	2,716	3,705
Chairman					
Sir Derek Higgs	358			358	350
Non-Executive Directors					
Malcolm Aish	69			69	65
Michael Allen (to 31.12.06)	–			–	55
Jane Barker	69			69	65
Peter Barton (to 13.05.07)	70			70	135
Roy Brown (from 4.05.07)	66			66	–
Rodney Duke	56			56	55
Mary Francis (from 2.05.07)	38			38	–
Mike McTighe	56			56	55
Margaret Salmon	68			68	65
Jonathan Watts	56			56	55
Subtotal	906			906	900
Total	2,724	829	69	3,622	4,605

Notes:

1. The total for 2007 does not include deductions made from basic salary for SMART pensions whereby Alliance & Leicester plc pays their pension contributions in return for an equal reduction in their salary. In addition, the executive directors received aggregate gains before tax of £1.1m on the exercise of options awarded under the Company Share Option and Deferred Bonus plans.
2. Having retired from the post of Group Chief Executive and executive responsibility in July, Richard Pym left the employment of the Group on 27.11.07.

Margaret Salmon
Chairman of the Remuneration Committee

Notice of AGM



This booklet provides information about the next Annual General Meeting of Alliance & Leicester plc which will be held at the Company's offices at Carlton Park, Narborough, Leicester on 13 May 2008 at 6.00 pm (the 'Meeting').


NORTH
M69 MOTORWAY
JUNCTION 21
A5460
A563
HILTON HOTEL
FOSSE PARK SHOPPING CENTRE
M1 MOTORWAY
SOAR VALLEY WAY
A563
B582
B4114
POLICE HQ
ST JOHNS
BLABY ROAD
PUBLIC HOUSE
LEICESTER ROAD
MAIN CAR PARK
B582
ENDERBY ROAD
KING EDWARD AVE
NARBOROUGH VILLAGE
B4114
SOUTH

Directions

Carlton Park is situated near the village of Narborough 2 miles south of the M1/M69 Junction (Junction 21 on the M1). From Junction 21, follow the A5460 signposted to Leicester. At the first roundabout (with Fosse Park opposite) turn right (4th exit) onto the B4114, signposted Narborough. Continue along this road across the next two roundabouts, following the signs for Narborough. The road passes under the M1, the Carlton Park filter road is immediately on the right after passing under the bridge and through the set of traffic lights. Narborough train station is 1 mile from Carlton Park.

This Document is Important

Please read it straight away. If you have any doubt about the action that you should take, contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your shares in Alliance & Leicester plc please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Security Arrangements

For security reasons, shareholders attending the Meeting may be searched and asked to leave mobile telephones and other personal effects with security staff for the duration of the Meeting.

Dear Shareholder,

The next Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 13 May 2008 starting at 6.00 pm (the 'Meeting').

This booklet contains the formal Notice of the Meeting with explanatory notes and the 2007 Summary Annual Report.

Your Directors believe that all the proposals to be considered at the Meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour of the resolutions. The Directors will be voting in favour of the resolutions in respect of their own shareholdings.

Your vote is important – voting on all resolutions at the Meeting will be by way of a poll rather than on a show of hands. This means that all the votes cast and not just those of the shareholders present are taken into account. If you are unable to attend the Meeting I would urge you to vote by post or online. Please remember that your vote must be received by our scrutineers no later than 48 hours before the Meeting begins.

SCRIP Dividend Scheme
This year, your Directors are seeking approval for the introduction of a Scrip Dividend Scheme under Resolution 12. If approved, a Scrip Dividend could be offered to shareholders from the 2008 interim dividend to be paid in October.

A Scrip Dividend Scheme enables shareholders to elect to receive new ordinary shares instead of a cash dividend. If you hold your shares in your own name (by share certificate) or in a ShareSafe account, you will find a Scrip Dividend Mandate Form attached to your Proxy Form or ShareSafe Direction Form. If you wish to receive shares instead of cash for future dividends, please sign and return this form in the envelope enclosed. Alternatively, you may join the Scrip Dividend Scheme online using the Shareholder Website.

If you elect to receive shares now, but change your mind before the 2008 interim dividend (or any future dividend) you may cancel your Scrip Mandate by writing to Capita Registrars in accordance with the enclosed terms and conditions.

CREST participants and Company employees with shares in the Share Incentive Plan ('SIP') Trust will receive a separate notification to enable participation in the Scrip Dividend Scheme.

If you have any questions in relation to the Scrip Dividend Scheme or your shareholding please contact Capita Registrars either by telephone, in writing or by email; alternatively, if you have any queries about the resolutions please write to Simon Lloyd, the Group Secretary. All contact details can be found on page 29.

Yours sincerely,

Sir Derek Higgs
Chairman
14 March 2008

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday, 13 May 2008 at 6.00 pm to transact the following business.

Voting on all resolutions will be by way of a poll.

Ordinary Business

1. To receive the Directors' Report, Directors' Remuneration Report, Annual Accounts and the Auditors' Report for the financial year ended 31 December 2007;
2. To declare a final dividend of 36.5 pence per ordinary share for the financial year ended 31 December 2007 to be paid on 19 May 2008 to ordinary shareholders who are on the Company's share register at close of business on 25 April 2008;
3. To re-elect Mr C S Rhodes as a Director;
4. To re-elect Mrs M Salmon as a Director;
5. To elect Mr R D Brown as a Director;
6. To elect Mrs M E Francis as a Director;
7. To re-appoint Deloitte & Touche LLP as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting and to authorise the Group Audit Committee to determine the remuneration of the auditors; and
8. To approve the Directors' Remuneration Report for the financial year ended 31 December 2007.

Special Business

To consider and, if thought fit, pass Resolutions 9, 10 and 11 as Special Resolutions and Resolution 12 as an Ordinary Resolution.

9. Special Resolution

THAT the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £70,100,000 in ordinary shares provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2009 save that the Company may, before such expiry, make an offer or agreement which would, or might, require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. Special Resolution

(1) THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot (which term shall, without limitation, include a sale of treasury shares) equity securities (within the meaning of Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 9 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the Directors may think fit in connection with treasury shares, fractional entitlements or legal or practical problems arising in connection with the laws of any overseas territory or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £10,500,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2009 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

11. Special Resolution
THAT pursuant to Article 10 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the Directors may determine provided that:

(a) the maximum aggregate number of ordinary shares which may be purchased is 63,100,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the UK Listing Authority for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2009 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

12. Ordinary Resolution
THAT the Directors be and are hereby authorised to offer to ordinary shareholders the right to receive ordinary shares instead of part or all of any cash dividend or dividends declared or paid in the period up to and including the Annual General Meeting of the Company to be held in 2013 on such terms as the Directors may determine pursuant to Article 133 of the Company's Articles of Association.

By Order of the Board

Simon Lloyd
Group Secretary
14 March 2008

Registered Office:

Carlton Park
Narborough
Leicester
LE19 0AL

Registered Number:
3263713

FSA Register Number:
189099

(a) Adoption of the Annual Accounts and declaration of the Final Dividend (Resolutions 1 and 2)
Each year the Directors are required by law to lay the Annual Accounts (including the Directors' Remuneration Report and the Auditors' Report) before shareholders.

The key financial results are summarised in the Summary Annual Report in this booklet. More detailed information can be found in the full Annual Report available from Capita Registrars on request.

Final dividends must be approved by shareholders but must not exceed the amount recommended by the Directors. The Directors are recommending that a final dividend of 36.5 pence per ordinary share be paid to ordinary shareholders who are on the Company's share register at the close of business on 25 April 2008. If approved by the Meeting, the final dividend will be paid on 19 May 2008.

(b) Election of Directors (Resolutions 3-6)
There are two Directors retiring by 'rotation' and seeking re-election, Chris Rhodes and Margaret Salmon (under the existing Articles of Association a Director shall retire by rotation if he or she held office and did not retire at the two preceding annual general meetings).

It is the view of the Chairman and the other Board members that both Directors standing for re-election have performed effectively as members of the Board and continue to demonstrate the necessary commitment and ability in respect of their Board and Committee responsibilities.

Mary Francis and Roy Brown were appointed to the Board of the Company as Non-Executive Directors on 2 May 2007 and 4 May 2007 respectively. Both new Directors are seeking election for the first time.

Brief biographical details of the Directors standing for election or re-election appear on pages 14 and 15.

(c) Re-appointment of Auditors (Resolution 7)
The Company is required to appoint auditors at each Annual General Meeting to hold office until the next such meeting. A resolution will be put to the Meeting to re-appoint Deloitte & Touche LLP as the Company's auditors. The Group Audit Committee seeks authorisation to agree the auditors' fees in accordance with normal practice.

(d) Approval of Directors' Remuneration Report (Resolution 8)
Listed companies are required to prepare and seek shareholders' approval of the Directors' Remuneration Report setting out the remuneration of the Company's Directors for the financial year and the Company's forward-looking remuneration policy. A summary of the Report appears in the Summary Annual Report in this booklet. A full copy of the Report is included in the Annual Report, available from Capita Registrars on request; contact details can be found on page 29.

(e) Renewal of authority to allot Ordinary Shares (Resolution 9)
This resolution renews for a further 15 months the Directors' authority to issue ordinary shares up to a maximum nominal amount equal to that of one third of the Company's issued ordinary share capital (excluding any treasury shares held by the Company).

This amounted to £70,100,000 as at 15 February 2008, being the latest practicable date prior to publication of this notice. On 15 February 2008 the Company held no treasury shares.

This authority replaces the previous power of the Directors to allot ordinary securities and will expire 15 months from the date the resolution is passed or at the conclusion of the next Annual General Meeting, whichever is the earlier. It has been the custom of the Directors to seek annual renewal of this authority in accordance with best practice. The Directors have no current intention to issue new shares (other than preference shares) except in relation to the allocation of shares to employee share trusts, to participants in the Performance Share Plan and Restricted Share Plan and following the exercise of options under the Group's other employee share plans.

(f) Renewal of authority to allot equity securities for cash (Resolution 10)
Linked to Resolution 9, this resolution gives the Directors authority to issue new ordinary shares for cash without having to apply pre-emption rights which would require the Company to offer new equity shares issued for cash to existing shareholders on a pro-rata

asis according to the number of shares each hareholder holds. The sale of any treasury shares for ash would also (within the same limits) be exempt rom the requirement to offer them pre-emptively to xisting shareholders. The Company cannot benefit rom a share distribution by virtue of it holding reasury shares.

here are circumstances where to issue shares or to ell shares out of treasury on a pre-emptive basis ould cause practical problems for the Company and any companies therefore seek a limited authority to isapply pre-emption rights on the allotment of shares n connection with a rights issue and to the allotment f shares generally up to an aggregate nominal amount qual to approximately 5% of the Company's issued rdinary share capital (excluding any treasury shares). his amounted to £10,500,000 as at 15 February 2008, eing the latest practicable date prior to publication f this notice. The authority under this resolution will xpire on the earlier of 15 months from the date of he resolution and the conclusion of the next Annual eneral Meeting of the Company.

g) Purchase by the Company of its own Ordinary hares (Resolution 11)

t has been the Company's practice to seek an annual enewal of this authority. This resolution renews the uthority of the Company to purchase its own ordinary hares for a further 15 months or until the next Annual eneral Meeting, whichever is the earlier. The maximum umber of ordinary shares which may be purchased nder the proposed authority will be 63,100,000 rdinary shares representing approximately 15% of the ssued ordinary share capital (excluding any treasury hares) as at 15 February 2008.

share buy-back programme involves the Company in epurchasing its shares in the market. This would only e done if the Board felt that it was a better use of the ompany's existing capital resources and would be in he best interests of shareholders as a whole to do so. he amount and timing of any such purchases would epend on market conditions. Approval of the esolution does not give the Company power to acquire hares compulsorily from individual shareholders.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') enable a listed company to hold shares in treasury, as an alternative to cancelling them, following a purchase of its own shares in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or pursuant to an employees' share plan rather than being immediately cancelled, as is currently the case. Accordingly, if the Directors use the authority given by Resolution 11, the Company will have the option of holding those shares in treasury, rather than cancelling them.

The total number of options to subscribe for ordinary shares outstanding at 15 February 2008 was 9,648,292 which represented approximately 2.29 % of the issued ordinary share capital (excluding any treasury shares) as at that date. If the Company was to purchase the maximum number of shares permitted by this resolution, the options outstanding at that date would represent 2.70 % of the issued ordinary share capital (excluding any treasury shares) as reduced following those purchases. There are currently no warrants.

Your Board will have regard to any investor guidelines in relation to the purchase, holding or resale of treasury shares which may be in force at the relevant time.

(h) To put in place a Scrip Dividend Scheme (Resolution 12)

This resolution would authorise the Company to put in place a Scrip Dividend Scheme to allow the Directors to offer ordinary shareholders to elect to receive additional ordinary shares instead of part or all of any cash dividends for a five year period. This means that shareholders can build up their shareholding in the Company without incurring dealing costs or stamp duty. At the same time, the Company retains cash for reinvestment in the business. The Board would have the discretion as to whether to offer a scrip dividend alternative for each dividend. The earliest dividend for which a scrip dividend alternative may be offered is the 2008 interim dividend payable in October.

Enclosed with this notice of Annual General Meeting is an explanatory brochure explaining the terms and conditions of the proposed Scrip Dividend Scheme, which is also available on the Shareholder Website.

1. Attendance and voting at the Meeting
Only holders of ordinary shares registered in the register of members of the Company as at 6.00 pm on Sunday, 11 May 2008 or on the date which is two days prior to any adjournment of it shall be entitled to attend and vote at the Meeting or adjourned meeting (either in person or by proxy) in respect of the number of ordinary shares registered in their names at that time. If you wish to attend, please bring your proxy or direction form with you.

2. If you are not coming to the Meeting
If you are unable to attend the Meeting you may appoint one or more proxies to attend the meeting to speak and vote on your behalf by completing the enclosed proxy or direction form. A proxy need not be a shareholder.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. Should you wish to appoint more than one proxy please return the proxy form and attach to it a schedule detailing the names of the proxies you wish to appoint, the number of shares each proxy will represent and the ways in which you wish them to vote on the resolution that is to be proposed.

The Company's scrutineers must receive your proxy appointment and instructions, either on the enclosed form(s), by telephone or electronically, no later than 48 hours before the Meeting is due to commence (and, if the Meeting is adjourned, 48 hours before the time of the adjourned meeting). Please refer to the Notes on the reverse of the form for guidance.

For shareholders other than employees with shares in the Share Incentive Plan ('SIP') Trust, completing and lodging a proxy and/or direction form does not preclude you from attending and voting at the Meeting if you prefer to do so.

(a) Appointing your proxy by post
If your shares are held in the form of a share certificate, by completing and returning the proxy form you will be appointing a proxy (who may be the Chairman of the Meeting) to attend and vote on your behalf. If you hold shares through the Company's nominee 'ShareSafe', by completing and returning the direction form you will be instructing ShareSafe to appoint a proxy (who again may be the Chairman of the Meeting) to attend and vote on your behalf.

If you are an employee of Alliance & Leicester with shares in the SIP Trust, by completing and returning the relevant direction form you will be directing the Trustees of the SIP to attend and vote on your behalf.

(b) Appointing a proxy electronically
To submit a proxy or direction electronically:-

- Log on to www.alliance-leicester-shareregistrars.co.uk then select the AGM option and follow the online instructions.
- You will need the Investor Code printed on your proxy or direction form accompanying this booklet.
- You can also view the AGM documents contained in this pack.

(c) Instructions for electronic proxy appointment through CREST
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) not later than 48 hours before the time fixed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

he Company may treat as invalid a CREST Proxy ıstruction in the circumstances set out in egulation 35(5)(a) of the Uncertificated ecurities Regulations 2001.

Information Rights

n accordance with Section 325 of the Companies ct 2006, the right to appoint proxies does not apply ɔ persons nominated to receive information rights nder section 146 of the Companies Act 2006.

ersons nominated to enjoy information rights under ection 146 of the Companies Act 2006 ('Nominated ersons') who have been sent a copy of this notice f meeting are hereby informed, in accordance with ection 149 (2) of the Companies Act 2006, that they ıay have a right under an agreement with the egistered member by whom they were nominated to e appointed, or to have someone else appointed, as proxy for this meeting. If they have no such right, or o not wish to exercise it, they may have a right under uch an agreement to give instructions to the member s to the exercise of voting rights.

he statement of the rights of members in relation to he appointment of proxies in section 2 on page 28 loes not apply to Nominated Persons. The rights lescribed in section 2 on page 28 can only be xercised by registered members of the Company.

lominated persons should contact the registered ıember by whom they were nominated in respect f these arrangements.

locuments

he following documents, which are available for nspection at the Company's registered office at Carlton 'ark, Narborough, Leicester LE19 0AL during business ours on any weekday (except public holidays), will ılso be available for inspection at the Company's egistered office (being the place of the Meeting) rom 15 minutes prior to and during the meeting:

a) a register of interests of Directors and their families in the shares of the Company; and

b) copies of all Directors' contracts of service under which Directors are employed by the Company and copies of all letters under which Non-Executive Directors are appointed.

Further Questions

(1) Should you have any further questions in relation to your shareholding, please contact our registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0GA. Telephone 0844 561 7656 or email alshareholder@capitaregistrars.com or visit the Shareholder Website at www.alliance-leicester-shareregistrars.co.uk for more information.

(2) Should you have any detailed questions about the resolutions, please write to Simon Lloyd, Group Secretary, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL by 9 May 2008 at the latest.

0844 calls cost 5p per minute plus network extras, 0870 calls from the UK mainland will be charged at your service provider's national rate, 0871 calls cost 10p per minute plus network extras; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

You can receive a copy of this leaflet in large print, Braille or audio tape by contacting our Customer Disability Support Unit. Please call 0800 068 8025, or textphone users can contact us on 0871 664 0532.

Mixed Sources

This has FSC (Forest Stewardship Council) certification and has been manufactured within a mill that is registered under the British and international quality standard of BS ISO 9001-2000 and the environmental standards of BS ISO 14001-1996.

Designed and produced by Black Sun Plc.

Alliance Leicester



If you would like more information about the products and services offered by Alliance & Leicester simply visit our website: www.alliance-leicester-group.co.uk

Understanding Your Investment

- When will I receive my dividends?
  Dividends are paid twice a year. Normally an interim dividend is paid in October, based on the results for the first six months, and a final dividend is paid in the following May, based on the full annual results.
- How much dividend will I receive?
  The interim dividend paid on 8 October 2007 was 18.8p per share. The Board has proposed a final dividend of 36.5p per share, due to be paid on 19 May 2008. The final dividend needs to be approved at the Company's Annual General Meeting on 13 May 2008.

  Your total dividends based on the 2007 results should therefore amount to 55.3p per share, compared to 54.1p for the 2006 results.
- Do I pay tax on my dividends?
  Tax is deducted at a rate of 10% from your dividends, which is not reclaimable from HM Revenue & Customs. If you are a higher rate taxpayer you will have further tax to pay on your dividends via the Revenue's Self Assessment system.

Registered Office
Alliance & Leicester plc
Carlton Park
Narborough
Leicester
LE19 0AL
Company No: 3263713
Registered in England
FSA No: 189099

Registrars' Address
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield, HD8 0GA
Tel: 0844 561 7656*

Shareholder Information

2007 Annual Report & Accounts
This Summary Annual Report is a summary of information in the Annual Report & Accounts (it does not contain sufficient information to allow a full understanding of the results and state of affairs of the Group).

The 2007 Annual Report & Accounts is available from the following sources:

- By visiting our corporate website **www.alliance-leicester-group.co.uk**;
- By logging on to our shareholder website **www.alliance-leicester-shareregistrars.co.uk**;
- By telephoning our Registrars on **0844 561 7656*** or writing to them at the address opposite.

Shareholder Website
You can view your shareholding at **www.alliance-leicester-shareregistrars.co.uk**

Through this secure facility you can:

- Vote at the AGM with electronic proxy appointment;
- Change your details online;
- Mandate Alliance & Leicester dividends to your bank or building society account.

Please visit the shareholder services page of the corporate website at **www.alliance-leicester-group.co.uk** to view information alerting shareholders to the possibility of shareholder identity fraud. If you would like more information about this, please contact Capita Registrars on **0844 561 7656***.

Alliance Leicester

Alliance & Leicester plc
Carlton Park
Narborough
Leicester
LE19 0AL

Capita Registrars
Northern House, Woodsome Park
Fenay Bridge, Huddersfield HD8 0GA

Telephone: 0844 561 7656
Email: alshareholder@capitaregistrars.com

Shareholder Website: www.alliance-leicester-shareregistrars.co.uk

14 March 2008

Dear Shareholder

SCRIP Dividend Scheme

At this year's Annual General Meeting on 13 May, your Directors are seeking approval for the introduction of a Scrip Dividend Scheme. If approved, a Scrip Dividend could be offered to shareholders from the **2008 Interim dividend to be paid in October.**

A Scrip Dividend Scheme enables shareholders to elect to receive new ordinary shares instead of a cash dividend. The Terms and Conditions of the Alliance & Leicester plc Scrip Dividend Scheme are enclosed with this letter.

If you hold your shares in your own name (by share certificate) or in a ShareSafe account, you will find a Scrip Dividend Mandate Form attached to your Proxy Form or ShareSafe Direction Form. If you wish to receive shares instead of cash for future dividends please sign and return this form in the envelope enclosed. Alternatively, you may join the Scrip Dividend Scheme online by using the Shareholder Website at www.alliance-leicester-shareregistrars.co.uk

If you elect to receive new shares now, but change your mind before the 2008 interim dividend (or any future dividend), you may cancel your Scrip Mandate, in accordance with the Terms and Conditions, by writing to the Corporate Actions Department, Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

If you have any questions about the Scrip Dividend Scheme, please contact Capita Registrars at the address above or by telephone or email.

Yours sincerely

Sir Derek Higgs

Chairman

0844 calls cost 5p per minute plus network extras; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

COS/08

Companies House
— for the record —

File No. 82-4964

RECEIVED

2008 MAY 19 A 9: 34

FFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	17 04 2008	17 04 2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	792		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	792
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______ Date 21.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 163

Schedule of Allotments
Date of Exercise: **17/04/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
COLIN RICHARD	MORLEY	FLAT 1 MODEL	BLOOM STREET	SALFORD	M3 6AJ		792	792	0	0
						0	**792**	**792**	**0**	**0**

File No. 82-4964

Companies House — for the record

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	04	2008	09	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2164		
Nominal value of each share	50P		
Amount (if any) paid or due on each share *(Including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50P	2164
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 17.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE & LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 2002 778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 160

Schedule of Allotments

Date of Exercise: **09/04/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
COLIN RICHARD	MORLEY	MODEL LODGING	BLOOM STREET	SALFORD	M3 6AJ		792	792	0	0
MARK ALAN	BROWNE	14 BROCKS HILL DRIVE	OADBY	LEICESTER	LE2 5RD		686	686	0	0
MARK ALAN	BROWNE	14 BROCKS HILL DRIVE	OADBY	LEICESTER	LE2 5RD		686	686	0	0
						0	**2,164**	**2,164**	**0**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14 04 2008	14 04 2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1374		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 1374
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 17-4-08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 1000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 162

Schedule of Allotments
Date of Exercise: **14/04/2008**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
IAN FRANK	TANDY	BRIDLE COTTAGE	FERNIE CHASE	THORPE LANGTON	LE16 7SE	LEICESTERSHIRE		687	284	403	0
IAN FRANK	TANDY	BRIDLE COTTAGE	FERNIE CHASE	THORPE LANGTON	LE16 7SE	LEICESTERSHIRE		687	285	402	0
							0	**1,374**	**569**	**805**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11 04 2008	11 04 2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2232		
Nominal value of each share	50P		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 2232
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed ________ Date 17.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 1000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 161

Schedule of Allotments

Date of Exercise: **11/04/2008**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MARK EVAN	JONES	2 FELL CLOSE	SADDINGTON	FLECKNEY	LEICESTER		0	0	520	216	304	0
SIMON MARK	BRADY	ORCHARD VIEW	SANDMEAD	SANDFORD	WINSCOMBE	NORTH SOMERSET	0	0	596	596	0	0
MARK EVAN	JONES	2 FELL CLOSE	SADDINGTON	FLECKNEY	LEICESTER		0	0	520	216	304	0
SIMON MARK	BRADY	ORCHARD VIEW	SANDMEAD	SANDFORD	WINSCOMBE	NORTH SOMERSET	0	0	596	596	0	0
						0			**2,232**	**1,624**	**608**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

2008 MAY 19 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	04	2008	07	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11462		
Nominal value of each share	50P		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50P	11462
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 17-4-08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Schemes, Alliance & Leicester Plc
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 2002 778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan
Batch NO	158
Schedule of Allotments	
Date of Exercise:	**07/04/2008**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
SIMON JAMES	HULL	TOAD HALL	NEW ROAD	LAXEY	ISLE OF MAN		0	0	592	592	0	0
SIMON JAMES	HULL	TOAD HALL	NEW ROAD	LAXEY	ISLE OF MAN		0	0	592	592	0	0
IAN STEWART	RUBERY	42 MILL HILL	BAGINTON	COVENTRY	CV8 3AG		0	0	382	382	0	0
IAN STEWART	RUBERY	42 MILL HILL	BAGINTON	COVENTRY	CV8 3AG		0	0	382	382	0	0
MARTIN WILLIAM	EVANS	26 MOSS LANE	BRAMHALL	STOCKPORT	CHESHIRE		0	0	1,487	1,487	0	0
MARTIN WILLIAM	EVANS	26 MOSS LANE	BRAMHALL	STOCKPORT	CHESHIRE		0	0	1,487	1,487	0	0
SHAUN KINGSLEY	ASTLEY	12 HAMBLETON	OAKHAM	RUTLAND	LE15 6FY		0	0	3,270	3,270	0	0
SHAUN KINGSLEY	ASTLEY	12 HAMBLETON	OAKHAM	RUTLAND	LE15 6FY		0	0	3,270	3,270	0	0
						0			**11,462**	**11,462**	**0**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 MAY 19 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
Date	08	04	2008	08	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2864		
Nominal value of each share	50P		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50P	2864
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 17-4-08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE & LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 2002 778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 159

Schedule of Allotments
Date of Exercise: **08/04/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
JOHN ANTHONY	HENNIGAN	1 WOODLANDS COURT	OADBY	LEICESTER	LE2 4QE		554	554	0	0
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM	NG2 6NG		878	362	516	0
JOHN ANTHONY	HENNIGAN	1 WOODLANDS COURT	OADBY	LEICESTER	LE2 4QE		554	554	0	0
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM	NG2 6NG		878	363	515	0
						0	**2,864**	**1,833**	**1,031**	**0**

File No. 82-4964

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	02	2008	29	02	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	425		
Nominal value of each share	50P		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50P	425
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 17.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 1000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc Restricted Share Plan
Batch NO J Robinson

Schedule of Allotments
Date of Exercise: **29 February 2008**

Forenames	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Jayne	Robinson	9 Dutton Hall Court	Northwich Rd	Dutton	Warrington	Cheshire	WA4 4LH	308	0	308	0
Jayne	Robinson	9 Dutton Hall Court	Northwich Rd	Dutton	Warrington	Cheshire	WA4 4LH	117	0	117	0
								425	**0**	**425**	**0**

File No. 82-4964

coform

88(2)

(Revised 2005)

RECEIVED

2008 MAY 19 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 04 2008	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,429	169	2,618
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	5.34	6068	6032

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Capita IRG Limited	Ordinary	6429
Address 34 Beckenham Road Beckenham Kent		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Lisa Donnelly	Ordinary	169
Address 93 Temple Road Sale Cheshire		
UK postcode M33 2LP		
Name(s)	Class of shares allotted	Number allotted
Bharat Mistry	Ordinary	2618
Address 100 Coral Street Belgrave Leicester		
UK postcode LE4 5BE		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 17 April 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12	169	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.68	6.68	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Stephen Scott	Ordinary	12
Address: 75 Hatton Hill Road Litherland Liverpool		
UK postcode: L21 9JJ		
	Class of shares allotted	Number allotted
Name(s): Natasha Jones	Ordinary	169
Address: 10 Pymm Ley Lane Groby Leics		
UK postcode: LE6 0GZ		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 23 April 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leics LE19 0AL

Tel 0116 200 4376

DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	04	2008	22	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13050		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	13050
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 23-4-08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 165

Schedule of Allotments

Date of Exercise: **22/04/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Robert	Towers	27 WINWICK PARK AVENUE	WINWICK	WARRINGTON	CHESHIRE	WA2 8XB	1,785	1,785	0	0
Robert	Towers	27 WINWICK PARK AVENUE	WINWICK	WARRINGTON	CHESHIRE	WA2 8XB	1,785	1,785	0	0
RICHARD GRAHAM	PRICE	17 THE CHASE	KNARESBOROUGH	NORTH YORKSHIRE	HG5 0SY		952	393	559	0
RICHARD GRAHAM	PRICE	17 THE CHASE	KNARESBOROUGH	NORTH YORKSHIRE	HG5 0SY		952	393	559	0
KAREN	WOODS	GOOSEBERRY FARM	HOLMESFIELD	DRONFIELD	S18 7WB		1,838	756	1,082	0
KAREN	WOODS	GOOSEBERRY FARM	HOLMESFIELD	DRONFIELD	S18 7WB		1,838	757	1,081	0
SIMON GRAYDON	BAUM	41 SANDERS ROAD	QUORN	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8JN	1,950	803	1,147	0
SIMON GRAYDON	BAUM	41 SANDERS ROAD	QUORN	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8JN	1,950	802	1,148	0
						0	**13,050**	**7,474**	**5,576**	**0**

File No. 82-4964

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	04	2008	22	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12620		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	12620
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 23.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 166

Schedule of Allotments

Date of Exercise: **22/04/2008**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher	Jones	Flat 34 Roberts Court	45 / 49 Barkston	Kensington	London	SW5 0ES	6,310	0	6,310	0
Christopher	Jones	Flat 34 Roberts Court	45 / 49 Barkston	Kensington	London	SW5 0ES	6,310	0	6,310	0
							12,620	**0**	**12,620**	**0**

File No. 82-4964

Companies House
— for the record —

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	04	2008	21	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	51955		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	51955
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ____________ Date 23.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC

CARLTON PARK NARBOROUGH LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc Long Term Incentive Plan

Batch NO 164 LTIP

Schedule of Allotments

Date of Exercise: **21 April 2008**

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard	Pym	24 MYMMS DRIVE	PARK	HATFIELD	HERTFORDSHIRE	AL9 7AF	14,260	3,009	11,251	0
Richard	Pym	24 MYMMS DRIVE	PARK	HATFIELD	HERTFORDSHIRE	AL9 7AF	10,044	2,119	7,925	0
Richard	Pym	24 MYMMS DRIVE	PARK	HATFIELD	HERTFORDSHIRE	AL9 7AF	26,207	5,530	20,677	0
							50,511	**10,658**	**39,853**	**0**

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc Deferred Bonus Plan

Batch NO 164 DBP

Schedule of Allotments

Date of Exercise: **21 April 2008**

Forenames	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
NIGEL MARTIN	CADMAN	43 TALBOT WAY	STAPELEY	NANTWICH	CW5 7RR	722	722	0	0
NIGEL MARTIN	CADMAN	43 TALBOT WAY	STAPELEY	NANTWICH	CW5 7RR	722	722	0	0
						1444	**1,444**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE & LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	04	2008	23	04	2008

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	322		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 322
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ____________ **Date** 25.4.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER PLC
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Alliance & Leicester plc 2006 Restricted Share Plan

Batch NO 167

Schedule of Allotments

Date of Exercise: **23 April 2008**

Forenames	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
SCOTT FRANKLYN	BORMAN	CRESCENT	LINCOLN	LN1 3NF	233	233	0	0
SCOTT FRANKLYN	BORMAN	CRESCENT	LINCOLN	LN1 3NF	89	89	0	0
					322	**322**	**0**	**0**

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Shaun Astley	Yes	6,540	Nil (ii)

Exercise of options granted in April 2005 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p.

Mr Astley sold all 6,540 shares on the London Stock Exchange at £5.216543 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Deferred Bonus Scheme and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

6,540

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

6,540

11. Percentage of issued class disposed (treasury shares of that class should not be taken into

account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

7 April 2008 – London Stock Exchange

14. Date issuer informed of transaction

8 April 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	24	5.34
C S Rhodes	Yes	Yes	24	5.34
R L Banks	Yes	Yes	24	5.34
I D Buchanan	Yes		24	5.34
S G Dawkins	Yes		24	5.34
B P Glover	Yes		24	5.34
T S Lloyd	Yes		24	5.34
G Pilkington	Yes		24	5.34
G Wilkinson	Yes		24	5.34

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

216

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£5.34

13. Date and place of transaction

7 April 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

7 April 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

8 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 April 2008
6. Date on which issuer notified:	12 April 2008
7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
Ord 50p GB0000386143	33,701,884	33,701,884	33,622,328		33,622,328		7.9914%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/	Number of voting	% of voting

Instrument	date	Conversion Period/ Date	rights that may be acquired if the instrument is exercised/converted	rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
33,622,328	7.9914%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Capital Group International, Inc ("CGII") Holdings	**33,622,328 shares**	**7.991%**
Holdings by CGII Management Companies and Funds:		
Capital Guardian Trust Company	12,402,342 shares	2.948%
Capital International Limited	19,631,989 shares	4.666%
Capital International S.A.	1,315,899 shares	0.313%
Capital International, Inc.	272,098 shares	0.065%

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Notification using the total voting rights figure of 420,731,969
14. Contact name:	Richard Hawker
15. Contact telephone number:	0116 200 3855

File No. 82-4964

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	FIL Limited (FIL)
4. Full name of shareholder(s) (if different from 3.):	See attached Schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 April 2008
6. Date on which issuer notified:	24 April 2008
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 50p GB0000386143	20,914,076	20,914,076			23,189,830		5.51%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/	Number of voting	% of voting

instrument	date	Conversion Period/ Date	rights that may be acquired if the instrument is exercised/ converted.	rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
23,189,830	5.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Fidelity International Limited ("FIL") Holding 23,189,830 shares 5.51%

FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (GIGEST), Fidelity Investment Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-us investment companies and institutional clients.

Nominee	Management Company	Shares Held
Bank of New York Europe LDN	FII	769,300
JP Morgan, Bournemouth	FII	2,220,256
J P Morgan, Bournemouth	FIL	2,518,700
J P Morgan, Bournemouth	FISL	17,557,774
Northern Trust London	FPM	123,800

Proxy Voting:

10. Name of the proxy holder:	FIL Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	2,275,754 shares
12. Date on which proxy holder will cease to hold voting rights:	21 April 2008
13. Additional information:	Based on issued share capital of 420,731,969
14. Contact name:	David Merryweather
15. Contact telephone number:	Fil-regulatoryreporting@uk.fid-intl.com

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 April 2008 consists of:

420,840,201 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,840,201. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 31 March 2008 consists of:

420,731,969 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,731,969. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

File No. 82-4964

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Share Incentive Plan

3. Period of return:

From 05/10/07 To 05/04/08

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,540,600

5. Number of shares issued / allotted under scheme during period:

92,993

6. Balance under scheme not yet issued / allotted at end of period

1,447,607

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

05/04/04 – 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

420,731,969

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1998

3. Period of return:

From 03/10/07 To 03/04/08

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

533

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

533

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

420,731,969

File No. 82-4964

RECEIVED
2008 MAY 19 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/08/07 To 25/02/08

4. Balance under scheme from previous return:

4,799

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of *securities* issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

4,799

8. Number and *class* of *securities* originally listed and the date of admission

25/08/99 – 123,000

9. Total number of *securities* in issue at the end of the period

420,707,108

10. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Alliance & Leicester – Chairman, Sir Derek Higgs

It is with deep regret that Alliance & Leicester announces the unexpected death of its Chairman, Sir Derek Higgs, at the age of 64. He was taken ill suddenly yesterday, 28 April, and died in a London hospital yesterday afternoon.

Deputy Chairman, Roy Brown, will act as Chairman in the short term whilst a permanent successor as Chairman is identified.

Mr Brown comments, *"It was with shock and sadness that we learned of Derek's sudden and unexpected death and our thoughts are with his family. Derek made an outstanding contribution to British business and was a well-known figure in the City; he was a pleasure to work with."*

Notes

Sir Derek Higgs was appointed to the board of Alliance & Leicester plc as Chairman from 28 October 2005.

Roy Brown, aged 61, was appointed to the Alliance & Leicester board in May 2007. He is Chairman of GKN plc, Senior Independent Director of HMV Group plc and a non-executive director of the Franchise Board of Lloyd's of London. Formerly, he was an executive director of Unilever plc and Unilever NV.

Contacts

Mark Jones	Head of Investor Relations	Tel 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel 0116 200 3088
Press Office		Tel 0116 200 3355

File No. 82-4964

Alliance & Leicester – Group Chief Executive, David Bennett

Group Chief Executive David Bennett will be returning to work next week having recovered from illness. He is now fully fit and will be taking on all of his duties full-time with effect from Tuesday 6 May.

Notes

Alliance & Leicester issued a stock exchange announcement on 29 January 2008 noting that David Bennett was on temporary leave of absence due to illness, and that Chris Rhodes, Group Finance Director, was taking on the role of acting chief executive.

Contacts

Mark Jones	Head of Investor Relations	Tel 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel 0116 200 3088
Press Office		Tel 0116 200 3355

Alliance & Leicester plc **File No. 82-4964**

In compliance with Listing Rule 9.6.1, Alliance & Leicester plc has today submitted to the UK

Summary Annual Report 2007 & Notice of AGM
Supersummary & Notification Letter

These documents will shortly be available for inspection at the UK Listing Authority's Docum

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The Summary Annual Report 2007 & Notice of AGM is available on our website, **www.alliar**

File No. 82-4964

Appointment of Non-Executive Director

Angus Porter will join the board of Alliance & Leicester plc as a non-executive director on 14 May 2008.

Roy Brown, acting chairman, said:

"Angus Porter brings a wealth of experience to the Group. He is a former Customer Director and board member of Abbey National plc, and prior to that was Managing Director of British Telecom's Consumer Division and held senior roles with Mars Confectionery. I am delighted to welcome Angus to the board and look forward to working with him."

Notes: Angus Porter is currently Chief Executive of brand development business Added Value, a subsidiary of WPP, but will be moving to become Group Strategy Director of Thomas Cook plc from 2 June 2008.

Contacts

Stuart Dawkins	Director of Corporate Communications	0116 200 3088
Alliance & Leicester Press Office		0116 200 3355